AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON OCTOBER 11, 1995
                                             REGISTRATION STATEMENT NO. 33-62847

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------


                                AMENDMENT NO. 1
                                       TO

                                    FORM S-2

                            ------------------------


                                    FORM S-1


                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                            ------------------------

                    REPUBLIC SECURITY FINANCIAL CORPORATION
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                            ------------------------

           FLORIDA                         6120                           59-2335075
(STATE OR OTHER JURISDICTION OF   (PRIMARY STANDARD INDUSTRIAL         (I.R.S. EMPLOYER
INCORPORATION OR ORGANIZATION)     CLASSIFICATION CODE NUMBER)        IDENTIFICATION NO.)

                            ------------------------


                                                                                       RUDY E. SCHUPP
                       4400 CONGRESS AVENUE                                          4400 CONGRESS AVENUE
                  WEST PALM BEACH, FLORIDA 33407                                WEST PALM BEACH, FLORIDA 33407
                          (407) 840-1200                                                (407) 840-1200
       (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,        (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
INCLUDING AREA CODE, OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)         INCLUDING AREA CODE, OF AGENT FOR SERVICE)

                            ------------------------

                                   COPIES TO:

                      JOHN S. FLETCHER, ESQ.                                       RAYMOND A. TIERNAN, ESQ.

                   MORGAN, LEWIS & BOCKIUS LLP                              ELIAS, MATZ, TIERNAN & HERRICK L.L.P.

                5300 FIRST UNION FINANCIAL CENTER                                         12TH FLOOR
                   200 SOUTH BISCAYNE BOULEVARD                                        734 15TH STREET
                       MIAMI, FLORIDA 33131                                         WASHINGTON, D.C. 20005
                          (305) 579-0432                                                (202) 347-0300

                            ------------------------

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
  As soon as practicable after this Registration Statement becomes effective.

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [ ]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. [ ]

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]


                            ------------------------

    THE REGISTRANT HEREBY AMENDS THE REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                    REPUBLIC SECURITY FINANCIAL CORPORATION
                             CROSS-REFERENCE SHEET
                   pursuant to Item 501(b) of Regulation S-K

                         ITEM NUMBER AND CAPTION                                 HEADING OR LOCATION IN PROSPECTUS
                         -----------------------                                 ---------------------------------
       1.  Forepart of the Registration Statement and Outside Front Cover
             Page of Prospectus..........................................  Facing Page; Cross-Reference Sheet; Outside
                                                                             Front Cover Page of Prospectus

       2.  Inside Front and Outside Back Cover Pages
             of Prospectus...............................................  Available Information; Table of Contents
       3.  Summary Information, Risk Factors and Ratio of Earnings to
             Fixed Charges...............................................  Prospectus Summary; Risk Factors; Selected
                                                                             Consolidated Financial Data

       4.  Use of Proceeds...............................................  Prospectus Summary; Use of Proceeds
       5.  Determination of Offering Price...............................  Not Applicable
       6.  Dilution......................................................  Not Applicable
       7.  Selling Security Holders......................................  Not Applicable
       8.  Plan of Distribution..........................................  Front Cover Page; Prospectus Summary;
                                                                             Underwriting
       9.  Description of Securities to be Registered....................  Description of Securities
      10.  Interests of Named Experts and Counsel........................  Not Applicable

      11.  Information with Respect to the Registrant....................  Prospectus Summary; The Company and the Bank;
                                                                             Market Price and Dividend Data; Selected
                                                                             Consolidated Financial Data; Pro Forma
                                                                             Combined Condensed Financial Information;
                                                                             Management's Discussion and Analysis of
                                                                             Financial Condition and Results of
                                                                             Operations; Business; Consolidated
                                                                             Financial Statements
      12.  Disclosure of Commission Position on Indemnification for
             Securities Act Liabilities..................................  Not Applicable


Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission and the Florida Division of Securities. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.

                  SUBJECT TO COMPLETION DATED OCTOBER 11, 1995


                     REPUBLIC SECURITY FINANCIAL CORPORATION
       (Holding Company for Republic Security Bank, Federal Savings Bank)


                        1,600,000 SHARES OF COMMON STOCK
    800,000 SHARES OF     % CUMULATIVE CONVERTIBLE PREFERRED STOCK, SERIES C

     Republic Security Financial Corporation, a Florida corporation (the 'Company'), is hereby offering 1,600,000 shares of its common stock, par value
$.01 per share (the 'Common Stock'), at a price of $    per share, and 800,000
shares of its     % Cumulative Convertible Preferred Stock, Series C (the
'Series C Preferred'), at a price of $10.00 per share (the 'Offerings'). The Company has granted Ryan, Beck & Co., Inc. ('Ryan, Beck' or the 'Underwriter') separate options, exercisable within 30 days of the date of this Prospectus, to purchase up to 240,000 additional shares of Common Stock and 120,000 additional shares of Series C Preferred to cover overallotments, if any. If the options are exercised in full, the total number of shares of Common Stock offered hereby shall increase to 1,840,000 and the total number of shares of Series C Preferred offered hereby shall increase to 920,000.


     Each share of Series C Preferred, unless previously redeemed, will be convertible at any time at the option of the holder into shares of Common Stock
at a conversion price of $    per share (the 'Conversion Price') of Common Stock
(equivalent to approximately      shares of Common Stock per share of Series C
Preferred), subject to adjustment upon certain events. The Series C Preferred is
not redeemable prior to               , 1999 unless the Common Stock has a
closing bid price which is at least 140% of the Conversion Price for 20 consecutive trading days prior to the date of the notice of redemption. Subject to the foregoing, the Series C Preferred may be redeemed at the Company's option at a price of $10.00 per share, plus accrued and unpaid dividends, until
              , 1999. At any time on or after               , 1999, the Series C
Preferred may be redeemed at the Company's option at $    per share and at
prices decreasing annually thereafter to $10.00 per share on and after
              , plus in each case accrued and unpaid dividends.


     The Common Stock is currently traded on the NASDAQ National Market ('NASDAQ') under the symbol 'RSFC.' On October 9, 1995, the last sale price of the Common Stock as reported by the NASDAQ was $5.25 per share. See 'Market Price and Dividend Data.' The Series C Preferred is a new issue of securities, therefore, there has been no public market for the Series C Preferred. The Company has applied to list the Series C Preferred on NASDAQ under the symbol 'RSFCO'. There can be no assurance that such application will be approved. Ryan, Beck has indicated its intention to be a market maker in the Series C Preferred. There can be no assurance that a liquid market for the Series C Preferred will develop.
                            ------------------------

     FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY EACH PROSPECTIVE INVESTOR, SEE 'RISK FACTORS' ON PAGE 11.


     THE SECURITIES OFFERED HEREBY ARE NOT SAVINGS ACCOUNTS, DEPOSITS OR OTHER OBLIGATIONS OF A BANK OR SAVINGS INSTITUTION AND ARE NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION, THE SAVINGS ASSOCIATION INSURANCE FUND, THE BANK INSURANCE FUND OR ANY OTHER GOVERNMENT AGENCY.
                            ------------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
  EXCHANGE COMMISSION, ANY STATE SECURITIES COMMISSION OR ANY OTHER
     GOVERNMENT AGENCY, NOR HAS THE SECURITIES AND EXCHANGE COMMISSION, ANY
      STATE SECURITIES COMMISSION, OR ANY OTHER GOVERNMENT AGENCY PASSED
        UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
             REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                                                                   UNDERWRITING             PROCEEDS
                                                              PRICE TO             DISCOUNTS AND             TO THE
                                                               PUBLIC             COMMISSIONS(1)          COMPANY(2)(3)
---------------------------------------------------------------------------------------------------------------------------
Per Share of Common Stock                                         $                      $                      $
---------------------------------------------------------------------------------------------------------------------------
Per Share of Series C Preferred Stock                             $                      $                      $
---------------------------------------------------------------------------------------------------------------------------
Total                                                          $                      $                      $


(1) See 'Underwriting' for information concerning discounts and commissions and indemnification of Ryan, Beck.
(2) Before deducting expenses estimated to be $       payable by the Company.
(3) The Company has granted the Underwriter separate options, exercisable within 30 days of the date of this Prospectus, to purchase up to 240,000 shares of Common Stock and 120,000 shares of Series C Preferred Stock at the respective Price to Public less the applicable Underwriting Discount, to cover overallotments, if any. If the overallotments are sold in full and based on the assumptions stated in footnote (2), the Price to Public will
    total $         , the Underwriting Discounts and Commissions will total
    $       and the Proceeds to the Company will total $         . See
    'Underwriting.'

                            ------------------------
     The shares of Common Stock and Series C Preferred are being offered by Ryan, Beck subject to delivery by the Company and acceptance by Ryan, Beck and subject to prior sale and withdrawal, cancellation or modification of the offer without notice. Delivery of the shares is expected to be made at the offices of
Ryan, Beck in West Orange, New Jersey on or about               , 1995.

                            RYAN, BECK & CO.

              The date of this Prospectus is               , 1995.

                             REPUBLIC SECURITY BANK
                      LOCATIONS FROM JUPITER TO HOMESTEAD


[Map of State of Florida, with a detail section highlighting Palm Beach County. Detail portion of map shows specific locations of Bank's headquarters and banking centers, as well as locations proposed to be acquired under existing agreements. The Bank's Dade County banking center location is identified on the full map of the state. Text surrounding the map lists the addresses of the various locations identified by the map.]

                            ------------------------

     IN CONNECTION WITH THE OFFERINGS, RYAN, BECK MAY OVERALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK AND SERIES C PREFERRED AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                               PROSPECTUS SUMMARY

     The following is a summary of certain information contained in this Prospectus and incorporated by reference herein. This summary does not purport to be complete, and is qualified in its entirety by reference to the more detailed information and consolidated financial statements, including the consolidated notes thereto, included elsewhere in this Prospectus and in the documents incorporated by reference herein.

                            THE COMPANY AND THE BANK

THE COMPANY

     Republic Security Financial Corporation (the 'Company'), headquartered in West Palm Beach, Florida, is a savings bank holding company. Its principal business is the operation of Republic Security Bank, Federal Savings Bank, a federal stock savings bank (the 'Bank'). As of June 30, 1995, the Company had consolidated assets of $276 million, deposits of $225 million and shareholders' equity of $22.7 million.

THE BANK

     The Bank commenced operations on November 19, 1984 as a stock savings bank. It is a member of the Federal Home Loan Bank (the 'FHLB') System, and its deposits are insured by the Federal Deposit Insurance Corporation (the 'FDIC') up to applicable limits. The Bank is subject to examination and comprehensive regulation by the Office of Thrift Supervision (the 'OTS') and the FDIC.

     The Bank has seven full-service branches, six of which are located in Palm Beach County and one in Dade County, Florida. The Bank's main business activities are attracting deposits, originating loans, making investments and servicing loans for the Bank and for others. Earnings depend primarily upon the difference between interest received on loans and investments and interest paid on the Bank's deposit base and borrowings.


     ACQUISITIONS. On October 3, 1995, the Bank entered into an agreement to acquire the West Palm Beach branch of Century Bank, a Federal Savings Bank (the 'Century Branch'). As a result of the acquisition, the Bank will assume approximately $32.6 million of deposit liabilities and $31.5 million of assets. See 'Recent Developments.'

     On September 7, 1995, the Company entered into a definitive agreement with Banyan Bank ('Banyan'), a commercial bank headquartered in Boca Raton, Florida, which provides for the acquisition of all of the outstanding capital stock of Banyan. As a result of the acquisition, Banyan will be merged into the Bank, adding a branch in each of Boca Raton and Boynton Beach and assets of approximately $48 million. See 'Use of Proceeds,' 'Proposed Acquisition of Banyan Bank' and 'Pro Forma Combined Condensed Financial Information.'

     The Company acquired Governors Bank ('Governors'), a commercial bank headquartered in West Palm Beach, Florida, on November 30, 1994, in a merger accounted for as a purchase. As a result of the merger, the Bank realized $3.2 million of goodwill and its assets increased by $64 million, deposits increased by $58 million and the banking center network expanded by two full-service branches. On January 22, 1993, in a transaction also accounted for as a purchase, the Company acquired Homestead Federal Savings Bank ('Homestead'), which was merged into the Bank, increasing the asset base by 36%, or $45.5 million, increasing the deposit base by $41.8 million and adding two branch locations to the banking center network. See Note 2 of Notes to Consolidated Financial Statements.

     CHARTER CONVERSION. On April 17, 1995, the Bank filed an application to convert its charter from a federal savings bank to a State of Florida commercial bank, and at the same time the Company applied with the Board of Governors of the Federal Reserve System ('FRB') to become a bank holding company. The

Bank has received approval from the State of Florida and anticipates approval from the FRB prior to completion of the Offerings. The conversion is expected to be completed promptly after FRB approval is granted. The charter conversion reflects the Bank's desire to overcome the limitations on commercial and consumer loan generations imposed under its thrift charter and is consistent with the Bank's shift in focus from traditional thrift business activities to commercial banking activities.


     As a consequence of the Bank's application for a commercial bank charter, on July 26, 1995 the Company changed its fiscal year-end from March 31 to December 31.

     OPERATING STRATEGY. Historically, the Bank's operating strategy was to originate long-term residential mortgage loans and short-term construction loans on residential properties. Upon completion of the construction phase, many of the construction loans became residential mortgage loans, most of which were then sold into the national secondary market through the Bank's mortgage banking operation, with the Bank retaining servicing on the loans sold as a source of continuing income. Over two years ago, management began to shift the Bank's business from traditional thrift activities to those more closely related to commercial banking, with emphasis placed on originating consumer and commercial loans, which typically provide higher yields and have shorter terms than residential mortgage loans. In addition, the Bank began to focus on attracting checking accounts in order to build customer relationships and develop lower cost sources of funds than certificates of deposit.

     In fiscal 1995, management continued these efforts and further re-engineered the Bank's strategy in response to competitive and market factors, including strong competition in the construction lending business and the reduced profitability of the mortgage banking industry. The Bank's income from mortgage banking was negatively impacted as interest rates increased, residential loan originations and refinancings decreased and mortgage banking profit margins narrowed.

     The Bank's current business strategy includes (i) concentration on consumer and commercial lending, (ii) emphasis on transaction accounts, particularly business and personal checking accounts, (iii) focus on non-interest income from loan and deposit service fees and new products and services, (iv) achievement of a higher profile through additional strategically located banking offices, (v) continued emphasis on residential construction lending, (vi) maintenance of a presence in the residential mortgage market, and (vii) growth through a combination of bank and branch acquisitions, as well as de novo expansion of the branch network.

     In fiscal 1995, significant effects of implementing the business strategy were realized. In furtherance of its objectives, the Bank consummated the November 1994 acquisition of Governors, which, as a commercial bank, had a concentration of desired commerical business and consumer loans. In March 1995, the Bank significantly downsized its mortgage banking operation, reducing staff and closing outlying loan production offices, in order to reduce overhead and centralize residential mortgage lending at the Bank's headquarters office. Management expects to continue to pursue its business strategy while maintaining asset quality, closely monitoring operating expenses and managing interest rate risk.

     Effects realized by implementation of the Company's business strategy include the following:


      - CAPITAL STRENGTH - At June 30, 1995, the Bank exceeded all applicable regulatory capital requirements, with tangible and core capital ratios of 6.8% and risk based capital ratio of 11.0%. The Bank intends to continue to be well capitalized, striving for a leverage capital ratio in excess of 7% subsequent to the Bank's conversion to a commercial bank.


      - PROFITABILITY - After several years of steady increase, return on average assets for the year ended March 31, 1995 declined. For fiscal 1995, return on average assets was .50%, compared to .86% (excluding cumulative effect of change in accounting for income taxes) for fiscal 1994. The decline was due, in large part, to the unfavorable mortgage banking environment. Net income for the quarter ended June 30, 1995 was almost twice that for the corresponding quarter in 1994, increasing to $527,000, or $.10 per share, from

$265,000, or $.05 per share. The improvement reflected the impact of the acquisition of Governors and the effects of the re-engineering initiative. For the quarter ended June 30, 1995, annualized return on average assets was .76%, and annualized return on average equity was 9.78%, as compared to .51% and 5.37%, respectively, for the corresponding 1994 quarter.

      Net interest income, a primary component of net income, is mainly a function of the Bank's interest rate spread (the average yield on interest-earning assets less the average rate paid on interest-bearing liabilities), which was 4.98%, 3.62%, 3.81% and an annualized 3.66% during the years ended March 31, 1993, 1994, 1995 and the quarter ended June 30, 1995, respectively. In the event that market interest rates rise, it is likely that net interest income will decline. At June 30, 1995, the dollar volume of interest-bearing liabilities, primarily deposits and borrowings, that will mature or reprice within one year exceeds the dollar volume of interest-earning assets, primarily loans and investments, which are similarly expected to mature or reprice.

      As a result of the Bank's decreased emphasis on mortgage banking operations and the growth in commercial business and consumer loans, net income in the future is expected to be more dependent on the level of net interest income.

      - EFFICIENCY RATIO - One of management's goals is to maintain a reasonable efficiency ratio. The merger of Governors contributed to a less favorable ratio in fiscal 1995 of 83% versus the ratio of 77% in the previous year. Another contributing factor was the decrease in gains on sales of loans that resulted from the unfavorable mortgage banking environment. The ratio improved to 76% for the quarter ended June 30, 1995 as a result of an increase in fee-based products, increased volume of loans serviced and careful monitoring of expenses.

      - BUSINESS MIX - The transition from concentrating on residential mortgage lending to commercial and consumer lending was most evident in fiscal 1995. At March 31, 1994, 29% of the Bank's loan portfolio was comprised of residential construction and lot loans, 59% was residential mortgages, 7% was commercial real estate loans, 4% was consumer loans and 1% was commercial business loans. At June 30, 1995, the mix had shifted dramatically, with 18% of the loan portfolio in residential construction and lot loans, 49% in residential mortgages, 11% in commercial real estate loans, 15% in consumer loans and 7% in commercial business loans. Loans acquired from Governors accounted for approximately 66% of the increase in commercial loans and approximately 42% of the increase in consumer loans. Management is seeking further growth in commercial and consumer lending, while maintaining a presence in the residential real estate market and a continued emphasis on residential construction lending.

      - ASSET QUALITY - The Bank seeks to maintain quality assets and moderate credit risk. Despite growth in commercial business and consumer loans, which generally pose more credit risk than residential loans, non-performing assets decreased from 1.56% of assets at March 31, 1994 to 1.23% of assets at March 31, 1995, though the level of non-performing assets rose slightly, from $3.2 million to $3.4 million, as a result of the acquisition of Governors. At June 30, 1995, non-performing assets increased to $6.3 million, or 2.30% of assets, while the allowance for loan losses at that date totalled $2.6 million, or 52.5% of non-performing loans. The increase in non-performing assets from March 31, 1995 to June 30, 1995 was primarily due to two factors: (1) certain loans acquired in connection with the acquisition of Governors, which had been identified at the time of acquisition and classified by the Bank but remained performing until the quarter ended June 30, 1995, and (2) a number of residential mortgage loans that became delinquent during the period due to personnel vacancies in key loan collection positions, which vacancies were subsequently filled.

      - TRANSACTION ACCOUNTS - At June 30, 1995, 37% of the Bank's deposit base consisted of core deposits, which includes non-interest-bearing checking accounts, savings accounts, NOW checking accounts and money market accounts. These accounts are considered to be more stable and are a lower cost source of funds than certificates of deposit or outside borrowings. The Bank's efforts to attract checking accounts met with increased success in fiscal 1995. At June 30, 1995, non-interest-bearing checking accounts and NOW accounts represented 23% of deposits, as compared to 19% of deposits at March 31, 1994. The Bank will continue to emphasize retail deposits by maintaining a network of full-service offices, providing quality customer service, and providing depositors with a full range of services and accounts. The flow of deposits, however, is significantly influenced by competition and prevailing market rates.

      - REALIGNMENT OF BRANCH NETWORK - In March 1995, in response to the significant reduction in mortgage banking operations, the outlying residential loan production offices were closed. With the expansion of the Bank's commercial and consumer lending businesses, branch personnel are actively involved in the marketing of commercial and consumer products, such as credit cards and cash management products and services.

      Subsequent to the anticipated relocation of the Bank's Delray Beach branch, expected to occur in November 1995, and the construction of a new, expanded office in Jupiter, all of the Bank's branches will be similar to traditional commercial banking branch facilities. The branches will be free-standing buildings with drive-up lanes, ATM facilities, night depositories and safe deposit boxes.

      - CONTROLLED GROWTH - Through strategic acquisitions and internal growth, the Bank's assets increased over 100%, from $135 million at March 31, 1992 to $276 million at June 30, 1995. Over the same period, the loan portfolio increased from approximately $96 million to $230 million, while deposits increased from $117 million to $225 million.


      The Company will continue to pursue controlled growth through internal expansion of products and services, opening of new branches and select acquisitions of banks or branches. The Company has entered into a definitive agreement to acquire Banyan, subject to completion of the Offerings and certain other conditions. See 'Use of Proceeds' and 'Proposed Acquisition of Banyan.' The Bank has also entered into an agreement to acquire the Century Branch. See 'Recent Developments.' Any further expansion is also anticipated to be in South Florida, particularly in Palm Beach, Martin and Broward Counties.


                                 THE OFFERINGS

UNDERWRITING

     The Company has entered into an Underwriting Agreement with Ryan, Beck pursuant to which the shares offered hereby will be purchased by Ryan, Beck for resale to the public. Ryan, Beck's obligation to purchase the shares of Common Stock and Series C Preferred will be subject to certain conditions, including, among others, that Ryan, Beck will not be obligated to purchase any such shares if certain events occur which could have a material adverse effect upon the business or financial condition of the Company or the Bank or on the banking - thrift industry or financial markets generally and/or which, in the sole judgment of Ryan, Beck, make it impractical or inadvisable to proceed with the Offerings. See 'Underwriting.'

SECURITIES OFFERED


     1,600,000 shares of Common Stock and 800,000 shares of       % Cumulative
Convertible Preferred Stock, Series C.


COMMON STOCK

     As of August 31, 1995, 4,377,860 shares of Common Stock were issued and outstanding. Pursuant to outstanding non-qualified stock options and warrants, a total of 1,497,155 shares of the Common Stock were issuable at prices ranging from $2.48 to $8.00 as of August 31, 1995. See 'Description of Securities.'

SERIES C PREFERRED

     General. The Series C Preferred ranks senior to the Common Stock with respect to dividend rights and rights upon liquidation, dissolution or winding up of the Company. The Series C Preferred is junior to all of the Company's outstanding indebtedness issued from time to time. The Series C Preferred will rank equal to the Company's 7.5% Cumulative Convertible Preferred Stock, Series A (the 'Series A Preferred') as to liquidation preference and dividends. As of August 31, 1995, there were 402,500 shares of Series A Preferred outstanding. The Company will have the right, without the consent of the holders of Series C Preferred, to issue further series of preferred stock which rank equal or junior to the Series C Preferred as to liquidation preference and dividends. See 'Description of Securities--Preferred Stock--Series C Preferred.'

     Dividends.  Dividends on the Series C Preferred are payable at an annual
rate equal to      %, or $       per share. Dividends on the Series C Preferred
will be payable when, as and if declared by the Company's Board of Directors, quarterly in arrears, to holders on the last day of March, June, September and
December, with the first dividend payment, if any, on                   , 1995,
prorated from the date of issuance. Dividends on the Series C Preferred will accumulate if not paid. See 'Risk Factors--Ability to Make Dividend Payments.'

     Conversion. Each share of Series C Preferred will be convertible at any time at the option of the holder into shares of Common Stock at a conversion
price of $       per share (the 'Conversion Price') of Common Stock (equivalent
to       shares of Common Stock per share of Series C Preferred), subject to adjustment upon certain events.

     Optional Redemption.  The Series C Preferred is not redeemable prior to
                  , 1999 unless the Common Stock shall have a closing bid price which is at least 140% of the Conversion Price for 20 consecutive trading days prior to redemption. In the event the Series C Preferred becomes redeemable
prior to                   , 1999, the Series C Preferred may be redeemed, in
whole or in part, at the Company's option at a price of $10.00 per share, plus accrued and unpaid dividends (whether or not earned or declared) to the date
fixed for redemption, until                   , 1999. At any time on or after ,
1999, the Series C Preferred may be redeemed, in whole or in part, at the Company's option at the following per share prices during the 12-month period
beginning                   :

YEAR                                                     REDEMPTION PRICE
----                                                     ----------------
1999..................................................   $
2000..................................................
2001..................................................
2002..................................................
2003..................................................
2004..................................................
2005 and thereafter...................................         10.00

together, in each case, with an amount equal to accrued plus unpaid dividends (whether or not earned or declared) to the date fixed for redemption.

     Liquidation Preference. $10.00 per share plus accumulated unpaid dividends, but subordinated to all indebtedness of the Company.

REGULATORY LIMITATIONS

     To the extent that shares of Common Stock or Series C Preferred are to be issued to any purchaser who in the sole opinion of the Company could be required to obtain prior clearance or approval from or submit a notice to any state or federal bank regulatory authority to acquire or control such shares, the Company will not be required to issue shares if, at the Closing, such clearance or approval has not been obtained and/or any required waiting period has not expired and/or such notice has not been submitted. In such case, the Company will issue to such purchaser only such number of shares as in the opinion of the Company would not give rise to any such notice or prior clearance or approval requirement and may elect not to issue such number of shares in excess thereof, which excess shares will become available for purchase in the Offerings.

USE OF PROCEEDS


     The Company intends to use approximately $9.5 million of the net proceeds received by the Company from the sale of the Common Stock and Series C Preferred in the Offerings, after deduction of commissions, underwriting discounts and expenses, to fund the purchase of Banyan, in the event such acquisition is consummated. See 'Proposed Acquisition of Banyan Bank.' Further, the Bank intends to use approximately $3.3 million of the net proceeds to increase its leverage capital ratio to a target level of at least 7% subsequent to the Bank's conversion to a commercial bank and the acquisitions of Banyan and the Century Branch. The balance of the net proceeds is expected to be utilized to increase the Bank's regulatory capital in order to permit growth in the Bank's asset size. The Bank intends to grow in asset size through additional deposit and lending activities, acquisitions, the opening of new branches and an increase in size of its existing branches. The Company intends to consider other acquisitions of existing banks or branches located in the State of Florida. The Company expects that any new branches would be located in Palm Beach County and its adjoining counties, including Martin County and Broward County. See 'Use of Proceeds.'


MARKET AND DIVIDEND FOR THE COMMON STOCK AND SERIES C PREFERRED


     The Common Stock is listed for trading on NASDAQ under the symbol 'RSFC.' The closing price of the Common Stock on October 9, 1995, as quoted on NASDAQ, was $5.25. At August 31, 1995, the approximate number of record holders of the Common Stock was 1,500. See 'Market Price and Dividend Data.'


     The Company commenced the payment of quarterly cash dividends on the Common Stock in 1993 at the rate of $.01 per share per quarter. With the dividend declared on April 26, 1995, the amount of the quarterly dividend was increased to $.02 per share and for the dividend payment declared on July 26, 1995, the rate was increased to $.025 per share. It is the present intention of the Company's Board of Directors to continue to pay regular quarterly cash dividends; however, the declaration and payment of future dividends is at the sole discretion of the Board of Directors and the amount, if any, depends upon the earnings, financial condition and capital needs of the Company and the Bank, as well as other factors, including restrictions arising from Federal banking laws and regulations to which the Company and the Bank are subject.


     Prior to the Offerings, there has been no market for the Series C Preferred. The Company has applied to list the Series C Preferred on NASDAQ under the symbol 'RSFCO.' There can be no assurance that this application will be approved or that an active or liquid market for the Series C Preferred will develop. See 'Underwriting.'


RISK FACTORS

     Special attention should be given to certain factors discussed under 'Risk Factors' including change in composition of loan portfolio, ability of the Company and the Bank to make dividend payments, the effect of interest rates and market conditions.

                      SUMMARY CONSOLIDATED FINANCIAL DATA

                                                               QUARTER ENDED
                                                                 JUNE 30,                     YEAR ENDED MARCH 31,
                                                             -----------------   -----------------------------------------------
                                                             1995(1)   1994(1)   1995(2)   1994(3)   1993(2)   1992(3)   1991(3)
                                                             -------   -------   -------   -------   -------   -------   -------
                                                                      (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
SUMMARY OF OPERATING RESULTS
Interest income............................................  $  5,320  $  3,361  $16,288   $12,487   $11,237   $11,366   $12,016
Interest expense...........................................     2,712     1,509    7,397     5,512     4,560     6,950     8,821
                                                             --------  --------  -------   -------   -------   -------   -------
Net interest income........................................     2,608     1,852    8,891     6,975     6,677     4,416     3,195
Provision for loan losses..................................        25        75      200       214     1,003       704       616
                                                             --------  --------  -------   -------   -------   -------   -------
Net interest income after provision for loan losses........     2,583     1,777    8,691     6,761     5,674     3,712     2,579
Non-interest income........................................       914       854    2,999     4,389     3,058     3,812     3,335
Operating expenses.........................................     2,679     2,211    9,860     8,739     6,932     6,266     5,274
                                                             --------  --------  -------   -------   -------   -------   -------

Income before income tax, extraordinary item
 and accounting change.....................................       818       420    1,830     2,411     1,800     1,258       640
Income taxes...............................................       291       155      663       818       582       466       205
                                                             --------  --------  -------   -------   -------   -------   -------
Income before extraordinary item and accounting change.....       527       265    1,167     1,593     1,218       792       435
Extraordinary item.........................................                                                        278       205
Change in accounting for income taxes......................                                    500
                                                             --------  --------  -------   -------   -------   -------   -------
Net income.................................................  $    527  $    265  $ 1,167   $ 2,093   $ 1,218   $ 1,070   $   640
                                                             --------  --------  -------   -------   -------   -------   -------
                                                             --------  --------  -------   -------   -------   -------   -------
PER SHARE DATA(4)
Income before extraordinary item and accounting change.....      $.10      $.05     $.23      $.42      $.50      $.42      $.27
                                                                 ----      ----     ----      ----      ----      ----      ----
                                                                 ----      ----     ----      ----      ----      ----      ----

Net income.................................................      $.10      $.05     $.23      $.55      $.50      $.55      $.39
                                                                 ----      ----     ----      ----      ----      ----      ----
                                                                 ----      ----     ----      ----      ----      ----      ----

Average common shares and common stock equivalents
 outstanding (in thousands)................................     4,459     4,480    4,474     3,927     2,895     2,389     1,643
                                                                -----     -----    -----     -----     -----     -----     -----
                                                                -----     -----    -----     -----     -----     -----     -----

Dividends per share of common stock........................      $.02      $.01     $.07      $.04
                                                                 ----      ----     ----      ----
                                                                 ----      ----     ----      ----

Stated book value(5).......................................     $4.26     $4.11    $4.19     $4.08     $4.31     $3.85     $3.40
                                                                -----     -----    -----     -----     -----     -----     -----
                                                                -----     -----    -----     -----     -----     -----     -----

Tangible book value(5).....................................     $3.73     $4.11    $3.63     $4.08     $4.31     $3.85     $3.40
                                                                -----     -----    -----     -----     -----     -----     -----
                                                                -----     -----    -----     -----     -----     -----     -----


                                             QUARTER ENDED
                                                JUNE 30,                               YEAR ENDED MARCH 31,
                                         ----------------------      --------------------------------------------------------
                                         1995(1)       1994(1)       1995(2)     1994(3)     1993(2)     1992(3)     1991(3)
                                         --------      --------      --------    --------    --------    --------    --------

BALANCE SHEET DATA (DOLLARS IN
 THOUSANDS)

Total assets..........................   $275,980      $204,524      $280,039    $206,637    $169,474    $135,330    $123,786

Investments...........................     11,358        21,333        14,153      24,481         248         248       2,447
Loans receivable - net(6).............    229,819       165,909       227,940     155,294     126,010      98,970      78,897
Goodwill..............................      3,173                       3,229

Total deposits........................    225,081       154,608       229,735     156,651     145,911     117,349     109,869
Borrowed money........................     17,469        21,995        19,733      21,995       2,000       2,000       2,000
Shareholders' equity..................     22,672        19,811        20,446      19,648      10,793       7,104       5,935
OTHER DATA
Return on average assets..............        .76%          .51%          .50%       1.13%        .91%        .81%        .50%
Return on average shareholders'
 equity...............................       9.78%         5.37%         5.82%      12.63%      14.57%      16.04%      11.41%
Average shareholders' equity to
 average
 total assets.........................       7.79%         9.60%         8.60%       8.92%       6.25%       5.03%       4.42%
Allowance for loan losses to
 total loans..........................       1.04%          .65%          .99%        .60%        .85%        .67%        .57%

Net charge-offs to average loans......        N/A(7)        .03%          .09%        .27%        .75%        .55%        .65%

Non-performing assets to total assets
 at period end........................       2.30%         1.35%         1.23%       1.56%       2.43%       3.99%       1.76%
Non-performing loans as a percentage
 of total loans.......................       2.13%          .77%         1.06%        .87%       2.53%       1.64%        .25%
Allowances for loan losses to
 non-performing loans.................         53%           85%          103%         79%         39%         47%        301%

Net interest spread(8)................       3.66%         3.65%         3.81%       3.62%       4.98%       3.00%       3.10%
Net interest margin(8)................       4.12%         3.93%         4.25%       4.01%       5.46%       3.10%       2.90%
Efficiency ratio(9)...................         76%           82%           83%         77%         71%         76%         91%

Number of full service offices........          7             5             7           5           5           3           3
Loan servicing portfolio (in
 millions)............................       $325          $220          $323        $189        $267        $402        $409

                                                   (Footnotes on following page)

                                       9

------------------------
(1) Quarterly data is presented on an annualized basis, where appropriate.

(2) The Bank acquired Governors on November 30, 1994 and acquired Homestead on January 22, 1993. For further details related to the acquisitions, see the Company's Note 2 to the Consolidated Financial Statements at March 31, 1995.

(3) Ratios for the year ended March 31, 1994 include $500,000 cumulative effect of change in accounting for income taxes where appropriate. Ratios for the years ended March 31, 1992 and 1991 include extraordinary item benefits of $278,000 and $205,000, respectively, where appropriate.

(4) The Company issued 5% and 10% stock dividends on January 21, 1994 and April 1, 1993, respectively. All references to amounts per common share and to number of common shares have been restated to give retroactive effect for these stock dividends.

(5) Stated book value per share is calculated by dividing common shareholders' equity plus the proceeds of the assumed conversion of the equity contracts, and the assumed conversion of 'in the money' warrants and convertible preferred stock by the number of shares of Common Stock outstanding plus the equivalent common shares from the assumed conversion of the equity contracts, and the assumed conversion of 'in the money' warrants and convertible preferred stock. Tangible book value per share is calculated by dividing common shareholders' equity plus the proceeds of the assumed conversion of the equity contracts, and the assumed conversion of 'in the money' warrants and convertible preferred stock less goodwill by the number of shares of Common Stock outstanding plus the equivalent common shares from the assumed conversion of the equity contracts, and the assumed conversion of 'in the money' warrants and convertible preferred stock.

(6) Amounts reflect reclassification of in-substance foreclosures to other real estate in accordance with SFAS No. 114.

(7) The Bank had net recoveries of $44,000 during the three months ended June 30, 1995.

(8) Net interest spread is the average yield earned during the year on interest-earning assets less the average rate incurred on interest-bearing liabilities. Net interest margin is the excess of interest on interest-earning assets over interest on interest-bearing liabilities, expressed as a percentage of total average interest-earning assets.

(9) The efficiency ratio is calculated by dividing non-interest expense by net interest income plus non-interest income.


                                  RISK FACTORS

     BEFORE INVESTING IN THE COMMON STOCK OR SERIES C PREFERRED OFFERED HEREBY, HOLDERS AND OTHER PROSPECTIVE PURCHASERS SHOULD CONSULT CAREFULLY THE FACTORS PRESENTED BELOW.

CHANGE IN COMPOSITION OF LOAN PORTFOLIO

     Through the establishment of a commercial and consumer loan department and the acquisition of a commercial bank, the Bank has changed the composition of its loan portfolio in recent years. This change is consistent with the Bank's goal to convert from a thrift to a commercial bank. The residential mortgage loan portfolio has decreased from approximately 85% of the loan portfolio at March 31, 1992 to 67% of the loan portfolio at June 30, 1995. At the same time, the commercial business and consumer loan portfolio increased from 15% at March 31, 1992 to 33% at June 30, 1995. Commercial business and consumer loans are generally considered to carry different and significantly greater risks than single family residential mortgage loans. Although the Bank's redistribution of its loan composition is consistent with the Bank's operating strategy and will allow the Bank to be comparable to its bank peer group, there are no assurances that the Bank will be able to generate sufficient loan volume in the commercial business and consumer loan area to either maintain those portfolios at their current level or increase the portfolios. See 'Business-- Lending Activities of the Bank.'

ALLOWANCE FOR LOAN LOSSES

     Industry experience indicates that a portion of the Bank's loans will become delinquent and a portion of the loans will require partial or entire charge off. Regardless of the underwriting criteria utilized by the Bank, losses may be experienced as a result of various factors beyond the Bank's control, including, among others, changes in market conditions affecting the value of security and problems affecting the credit of the borrower. Due to the concentration of loans in South Florida, adverse economic conditions in that area could result in a decrease in the value of a significant portion of the Bank's collateral. There can be no assurance that the Bank will not experience significant losses in its loan portfolios which may require significant additions to the loan loss reserves. See 'Business--Non-Performing Assets and Allowance for Loan Losses.'

INTENSE COMPETITION IN THE BANK'S MARKET AREA

     Vigorous competition exists in all areas where the Bank presently engages in business. The Bank faces intense competition in its market areas from major banking and financial institutions, including many which have substantially greater resources, name recognition and market presence than the Bank. Particularly intense competition exists for sources of funds, including savings and time deposits, in the residential mortgage market and in the residential construction lending business. Other banks, many of which have higher legal lending limits, actively compete for loans, deposits and other services which the Bank offers. Competitors of the Bank include commercial banks, savings banks, savings and loan associations, insurance companies, finance companies, credit unions and mortgage companies. Trends toward the consolidation of the banking industry may make it more difficult for smaller banks, such as the Bank, to compete with large national and regional banking institutions.

EFFECT OF INTEREST RATES

     The operations of the Bank, and of savings banks in general, are significantly influenced by general economic conditions, by the related monetary and fiscal policies of the federal government and, in particular, the Board of Governors of the Federal Reserve System (the 'FRB'). Deposit flows and the cost of funds are influenced by interest rates of competing investments and general market rates of interest. Lending activities are affected by the demand for residential mortgage financing and for other types of loans, which in turn is affected by the interest rates at which such financing may be offered and by other factors affecting the supply of housing and the availability of funds.

     The operations of the Bank are substantially dependent on its net interest income, which is the difference between the interest income received from its interest-earning assets and the interest expense incurred in connection with its interest-bearing liabilities. At June 30, 1995, those liabilities that would reprice within the next twelve months exceeded those assets that would reprice within the next twelve months by $8.6 million, or 3.1% of total assets. As a result of this negative interest sensitivity gap, an increase in market interest rates is likely to result in a reduction in net interest income for the Bank because the level of interest paid on interest-bearing liabilities is likely to increase more quickly than the level of interest received on interest-earning assets. See 'Management's Discussion and Analysis of Financial Condition and Results of Operations--Asset/Liability Management.'

     Increases in the level of interest rates may reduce loan demand, and thereby the amount of loans that can be originated by the Bank and, similarly, the amount of loan and commitment fees, as well as the value of the Bank's investment securities and other interest-earning assets. Moreover, volatility in interest rates can result in disintermediation, which is the flow of funds away from savings institutions into direct investments, such as corporate securities and other investment vehicles which, because of the absence of federal deposit insurance, generally pay higher rates of return than savings institutions or banks, or the transfer of funds within a bank from a lower yielding savings accounts to higher yielding certificates of deposit.


DEPOSIT INSURANCE PREMIUMS; POTENTIAL ASSESSMENT

     The Bank, as a federal stock savings bank, pays deposit insurance premiums primarily to the Savings Association Insurance Fund (the 'SAIF'). As part of the acquisition of Governors in November 1994, the Bank assumed over $58 million in deposits insured by the Bank Insurance Fund (the 'BIF') and, therefore, the Bank also pays insurance premiums on a portion of its deposits at the BIF assessment rate. As of March 31, 1995, the most recent date of assessment, approximately 70% of the Bank's deposits were treated as SAIF insured deposits for assessment purposes, with the remaining 30% of deposits being assessed at the BIF rate. In the event both the Century acquisition and Banyan acquisition are consummated, this relative ratio of SAIF-and BIF-assessed deposits is expected to change to 62% and 38%, respectively, and is expected to remain at such ratio subsequent to the conversion to a commercial bank.


     Both SAIF and BIF are required to be recapitalized to 1.25% of insured reserve deposits. While the BIF has reached the required reserve ratio, the SAIF is not expected to be recapitalized until at least the year 2002. The Resolution Trust Corporation Completion Act (the 'RTC Completion Act') authorized $8 billion in funding for the SAIF, however, such funds only become available to the SAIF if the FDIC determines that the funds are needed to cover losses of the SAIF and several other stringent criteria are met.

     BIF members are currently paying premiums based upon a newly reduced assessment rate schedule of 4 to 31 basis points ($0.04 to $0.31 for every $100 of assessable deposits), which new rate schedule is retroactive to May 1995. Members of SAIF are currently paying average deposit insurance premiums of between 24 and 25 basis points ($0.24 to $0.25 for every $100 of assessable deposits). Under the new assessment rate schedule, approximately 92% of BIF members will pay the lowest assessment rate of 4 basis points; SAIF members would retain the existing assessment rate schedule of 23 to 31 basis points. In announcing this proposed rule, the FDIC noted that the premium differential may have adverse consequences for SAIF members with regard to pricing of loans and deposits and could impair the ability to raise funds in capital markets. Deposit insurance premiums are one of the larger components of a financial institution's non-interest expense. This disparity in insurance premiums between those required for financial institutions with all or primarily SAIF insured deposits and those with all or primarily BIF deposits (such as commercial banks) will allow BIF members to attract and retain deposits at a lower effective cost. The resultant competitive disadvantage could also result in the Bank having to raise its deposit rates to remain competitive or losing deposits to BIF members who may decide to pay higher rates of interest on deposits because of the lower deposit insurance premiums. Although the Bank has other sources of funds, these other sources may have higher costs than those of deposits.

     Several alternatives to mitigate the effect of the BIF/SAIF premium disparity have been suggested by the Administration, by members of Congress and by industry groups. In July 1995, the Chairman of the FDIC announced in testimony before the Congress a proposal to recapitalize the SAIF by a one-time charge to SAIF members of approximately $6.6 billion, or approximately 85 basis points ($.85 for every $100) of assessable deposits on March 31, 1995 and an eventual merger of the SAIF with the BIF. The Company is unable to predict the likelihood of legislation effecting these changes, although a consensus among regulators, legislators and bankers appears to be developing in this regard.


     If the proposed assessment of $.85 to $.90 per $100 of assessable deposits was effected based on deposits as of March 31, 1995, as proposed, the Bank's pro rata share would amount to approximately $960,000 to $990,000 after taxes, respectively. Such an assessment, as currently proposed, would not be affected by the conversion of the Bank to a commercial bank and would have a material adverse effect on the Company's earnings and results of operations. Accordingly, there can be no assurance that the reduction in BIF insurance premium rates by the FDIC will not have an adverse impact on the Bank's operations, earnings, and/or its competitive position in those markets where it operates, nor can there be any assurance that action would be taken to address the resulting disparity. If the Bank's premiums were to be reduced to 4 basis points as a result of paying this assessment, the Bank's net income, based on deposits as of March 31, 1995, would increase by approximately $200,000 after tax per year.


ABILITY TO MAKE DIVIDEND PAYMENTS

     The Company is a legal entity separate and distinct from the Bank. Because the Company's principal business activity is limited to owning the Bank, the Company's payments of dividends on the Common Stock, Series A Preferred and Series C Preferred will generally be funded from dividends received by the Company from the Bank. Federal regulations limit the aggregate amount of cash dividends that the Bank may pay to the Company, its sole shareholder. The Bank's ability to make dividend payments to the Company is subject to the Bank's continuing profitable operations and there can be no assurance that future earnings of the Bank will support sufficient dividend payments to the Company.

DEPENDENCE ON KEY PERSONNEL

     The Bank's success depends to a significant extent upon the performance of its Chairman of the Board and President and its Executive Vice President and Chief Financial Officer, the loss of either of whom could have a materially adverse effect on the Bank. The Bank believes that its future success will depend in large part upon its ability to retain such personnel. There can be no assurance that the Bank will be successful in retaining such personnel.

CONTROL BY MANAGEMENT


     The executive officers and directors of the Company own approximately 23% of the Company's outstanding shares of Common Stock, excluding currently exercisable options and warrants. Such persons would own 38% of the Company's outstanding shares of Common Stock if all outstanding options, whether or not currently exercisable, were exercised. After the completion of the Offerings (assuming no exercise of the over-allotment option), the executive officers and directors are expected to own approximately 17% of the Company's outstanding shares of Common Stock, excluding all options. Therefore, management is likely, by virtue of this concentration of stock ownership, to significantly influence the election of the Company's directors and to significantly influence the outcome of actions requiring shareholder approval.


FINANCIAL INSTITUTIONS LEGISLATION AND OTHER REGULATORY ISSUES

     During 1989 and 1991, Congress passed two major pieces of banking legislation: the Financial Institutions Reform, Recovery and Enforcement Act of 1989 (the 'FIRREA') and the Federal Deposit Insurance Corporation Improvement Act of 1991 (the 'FDICIA'). The FIRREA and the FDICIA have significantly changed the thrift and commercial banking industries in order to protect the deposit insurance funds and depositors through, among other things, revising and limiting the types and amounts of investment authority, significantly increasing minimum regulatory capital requirements and broadening the scope and power of federal bank and thrift regulators over financial institutions and affiliated persons. These laws, and the resulting implementing regulations, have subjected the industry to extensive regulation, supervision and examination by the OTS and the FDIC. This has resulted in increased deposit insurance premiums and increased administrative, professional and compensation expenses in complying with an unprecedented number of new regulations and policies. The regulatory structure created gives the regulatory authorities extensive authority in connection with their supervisory and enforcement activities and examination policies. Further, Congress could enact future legislation that could significantly affect the powers, authority and operations of the Bank and have a material adverse effect on the Company's business. See 'Regulatory Matters.'

NO PRIOR MARKET FOR THE SERIES C PREFERRED

     Unlike the Common Stock, the Series C Preferred is a new issue of securities, therefore, prior to the Offerings, there has been no market for the Series C Preferred. Although the Company has applied to list the Series C Preferred on NASDAQ, there can be no assurance that such application will be granted. Ryan, Beck has indicated its intention to be a market maker in the Series C Preferred as long as the volume of trading and other market making considerations justify such an undertaking. However, a public market having depth, liquidity and orderliness depends on the presence in the marketplace of a sufficient number of buyers and sellers at any given time, over which neither the Company nor its market makers have control. There can be no assurance that a liquid market for the Series C Preferred will develop. If an active trading market does develop, there can be no assurance that such trading market will continue. Additionally, since the prices of securities generally fluctuate, there can be no assurance that purchasers in the Offerings will be able to sell securities at or above the purchase price.

                            THE COMPANY AND THE BANK

     Republic Security Financial Corporation (the 'Company'), headquartered in West Palm Beach, Florida, is a savings bank holding company. Its principal business is the operation of Republic Security Bank, Federal Savings Bank, a federal stock savings bank (the 'Bank'). As of June 30, 1995, the Company had consolidated assets of $276 million, deposits of $225 million and shareholders' equity of $22.7 million.

     The Bank commenced operations on November 19, 1984 as a stock savings bank. It is a member of the Federal Home Loan Bank (the 'FHLB') System, and its deposits are insured by the Federal Deposit Insurance Corporation (the 'FDIC') up to applicable limits. The Bank is subject to examination and comprehensive regulation by the Office of Thrift Supervision (the 'OTS') and the FDIC.

     The Bank has seven full-service branches, six of which are located in Palm Beach County and one in Dade County, Florida. The Bank's main business activities are attracting deposits, originating loans, making investments and servicing loans for the Bank and for others. Earnings depend primarily upon the difference between interest received on loans and investments and interest paid on the Bank's deposit base and borrowings.

     Historically, the Bank's operating strategy was to originate long-term residential mortgage loans and short-term construction loans on residential properties. Recently, management began to shift the Bank's business from traditional thrift activities to those more closely related to commercial banking, with emphasis placed on originating consumer and commercial loans. The Bank's current business strategy includes (i) concentration on consumer and commercial lending, (ii) emphasis on transaction accounts, particularly business and personal checking accounts, (iii) focus on non-interest income from loan and deposit service fees and new products and services, (iv) achievement of a higher profile through additional strategically located banking offices, (v) continued emphasis on residential construction lending, (vi) maintenance of a presence in the residential mortgage market and (vii) growth through a combination of bank and branch acquisitions, as well as de novo expansion of the branch network.


     On April 17, 1995, the Bank filed an application to convert its charter from a federal savings bank to a State of Florida commercial bank, and at the same time the Company applied with the Federal Reserve Board to become a bank holding company. The Bank has received approval from the State of Florida and anticipates approval from the FRB prior to completion of the Offerings. The conversion is expected to be completed promptly after FRB approval is granted. The charter conversion reflects the Bank's desire to overcome the limitations on commercial and consumer loan generations imposed under its thrift charter and is consistent with the Bank's shift in focus from traditional thrift business activities to commercial banking activities. As a consequence of the Bank's application for a commercial bank charter, on July 26, 1995 the Company changed its fiscal year-end from March 31 to December 31.

                              RECENT DEVELOPMENTS

QUARTER ENDED SEPTEMBER 30, 1995

     The following tables set forth selected consolidated financial condition data for the Company at September 30, 1995, June 30, 1995, and March 31, 1995, and selected operating results for the Company for the three months and six months ended September 30, 1995 and 1994. The selected consolidated financial and operating data and financial ratios at and for the three and six months ended September 30, 1995 and 1994 are derived from the unaudited financial statements of the Company, which in the opinion of management, reflect all adjustments, consisting only of normal recurring accruals, necessary for a fair presentation. The selected results of operations presented below are not necessarily indicative of the results that may be expected for any other period. This information should be read in conjunction with the Consolidated Financial Statements of the Company presented elsewhere in this Prospectus.

                                                                            AT              AT            AT
                                                                      SEPTEMBER 30,      JUNE 30,      MARCH 31,
                                                                           1995            1995          1995
                                                                      -------------      --------      ---------
                                                                                      (IN THOUSANDS)
BALANCE SHEET DATA:
Total assets.......................................................   $   273,901        $275,980      $ 280,039
Investments........................................................        11,437          11,358         14,153
Loans receivable - net.............................................       207,928         229,819        227,940
Loans held for sale................................................         7,478
Goodwill...........................................................         3,118           3,173          3,229
Total deposits.....................................................       210,803         225,081        229,735
Borrowed money.....................................................        29,091          17,469         19,733
Shareholders' equity...............................................        23,610          22,672         20,446
Non-performing assets..............................................         5,010           6,345          3,436

                                                                 AT OR FOR THE             AT OR FOR THE
                                                                 THREE MONTHS                SIX MONTHS
                                                              ENDED SEPTEMBER 30,       ENDED SEPTEMBER 30,
                                                              -------------------       --------------------
                                                               1995         1994         1995          1994
                                                              ------       ------       -------       ------
                                                                              (IN THOUSANDS)
SUMMARY OF OPERATING RESULTS:
Interest income.............................................  $5,454       $3,624       $10,774       $6,985
Interest expense............................................   2,704        1,539         5,416        3,048
                                                              ------       ------       -------       ------
Net interest income.........................................   2,750        2,085         5,358        3,937
Provision for loan losses...................................      50           75            75          150
                                                              ------       ------       -------       ------
Net interest income after provision for loan losses.........   2,700        2,010         5,283        3,787
Non-interest income.........................................   1,367          602         2,281        1,456
Operating expenses..........................................   2,896        2,138         5,575        4,349
                                                              ------       ------       -------       ------
Income before income tax....................................   1,171          474         1,989          894
Income taxes................................................     421          170           712          325
                                                              ------       ------       -------       ------
Net income..................................................  $  750       $  304       $ 1,277       $  569
                                                              ------       ------       -------       ------
                                                              ------       ------       -------       ------
PER SHARE DATA
Net income..................................................  $  .15       $  .06       $   .25       $  .11
Stated book value...........................................  $ 4.35       $ 4.13       $  4.35       $ 4.13
Tangible book value.........................................  $ 3.83       $ 4.13       $  3.83       $ 4.13
Average common shares and common stock equivalents
  outstanding (in thousands)................................   4,629        4,489         4,544        4,478

                                                                          AT OR FOR THE               AT OR FOR THE
                                                                           THREE MONTHS                  SIX MONTHS
                                                                    ENDED SEPTEMBER 30,         ENDED SEPTEMBER 30,
                                                                   ---------------------       ---------------------
                                                                   1995(1)       1994(1)       1995(1)       1994(1)
                                                                   -------       -------       -------       -------
OTHER DATA:
Return on average assets.........................................    1.09%          .59%          .93%          .55%
Return on average shareholders' equity...........................   12.96%         6.09%        11.28%         5.72%
Average shareholders' equity to average total assets.............    8.43%         9.70%         8.25%         9.69%
Allowance for loan losses to total loans.........................    1.13%          .69%         1.13%          .69%
Net charge-offs to average loans.................................       *             *             *           .04%
Non-performing assets to total assets at period end..............    1.83%         1.18%         1.83%         1.18%
Non-performing loans as a percentage of total loans..............    1.59%          .63%         1.59%          .63%
Allowances for loan losses to non-performing loans...............      71%          107%           71%          107%
Tangible capital ratio(2)........................................    7.25%         6.05%         7.25%         6.05%
Core capital ratio(2)............................................    7.25%         6.05%         7.25%         6.05%
Risk-based capital ratio(2)......................................   11.90%        12.41%        11.90%        12.41%
Net interest margin..............................................    4.31%         4.40%         4.21%         4.16%
Net interest spread..............................................    3.75%         4.17%         3.71%         3.96%
Efficiency ratio.................................................      70%           80%           73%           81%
Number of full service offices...................................       7             5             7             5
Loan servicing portfolio (in millions)...........................    $325          $250          $325          $250

------------------------
 *  Less than .01%
(1) Data is presented on an annualized basis, where appropriate.
(2) Ratios presented are for the Bank only. Upon conversion of the Bank to a commercial bank and the Company becoming a bank holding company, the Company will be subject to capital requirements applied on a consolidated basis in a form substantially similar to those currently required of the Bank. Capital ratios as if the Bank was converted to a commercial bank at September 30, 1995 would be:

    Leverage capital ratio                                  7.20%
    Tier I risk-based capital ratio                        11.50%
    Total risk-based capital ratio                         11.90%

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RECENT DEVELOPMENTS

     Total assets decreased $2.1 million to $273.9 million at September 30, 1995 from $276 million at June 30, 1995. The decrease in total assets is attributable to $14.3 million decrease in deposits offset by an increase of $11.6 million in Federal Home Loan Bank advances. The decrease in deposits was attributable to lowering interest rates paid on certificates of deposits since March 1995 to become aligned with the commercial bank market. Management believes most of the deposit run-off as a result of lowering interest rates paid on deposits has already occurred and anticipates deposit run-off to significantly decrease.

     Shareholders' equity increased approximately $1.0 mllion at September 30, 1995 from June 30, 1995. The increase in stockholders' equity is attributable to continued net income and an increase of $367,000 due to the exercise of warrants offset by $187,000 in common and preferred dividends paid during the quarter.

     Net income for the quarter ended September 30, 1995 increased $446,000 to $750,000 from $304,000 for the quarter ended September 30, 1994. The increase is due to an increase in net interest income of $665,000 and an increase in other income of $765,000 partially offset by an increase of $758,000 increase in operating expenses. Net interest income increased due to an increase in average loans outstanding of approximately $45.0 million and an increase in the average investment balance of approximately $11.0 million. The increases in the loan and investment balances is largely attributable to the acquisition of Governors in November 1994.

     Net income for the six months ended September 30, 1995 was $1.3 million compared to $569,000 for the six months ended September 30, 1994. The increase is attributable to an increase in net interest income of $1.4 million, an increase in other income of $825,000, partially offset by an increase in operating expenses of $1.2 million. Other income increased due to a $211,000 increase in gain on sale of loans, a $115,000 increase in loan servicing fees attributable to an increase in the amount of loans serviced for others and an increase of $606,000 in service fee income due to an increase in the volume of deposit and loan accounts. In addition, the six months ended September 30, 1994 included a $307,000 gain on the sale of loan servicing rights and a $200,000 loss on the sale of trading investments.

     Operating expenses increased primarily due to increases in employee compensation, occupancy expense and data processing expenses related to the Bank's growth as a result of the Governor's acquisition.

PROPOSED ACQUISITION OF WEST PALM BEACH BRANCH OF CENTURY BANK

     On October 3, 1995, the Bank entered into an agreement with Century, an unaffiliated thrift, to purchase one branch office located in West Palm Beach, Florida. The acquisition is expected to be consummated in December 1995. This will not increase the Bank's branch office network because the Bank expects to combine this new office with an existing office in the vicinity.

     The amount to be paid by the Bank to the seller for the transfer of such assets and liabilities of the branch shall be equal to $1,125,000, to be amortized over 15 years on a straight line basis. The acquisition cost in excess of the fair market value of tangible assets acquired will be recorded as an intangible asset. In connection with the acquisition, the Bank will assume approximately $32.6 million of deposit liabilities, which are SAIF insured, $31.5 million of assets, including $12.5 million of adjustable rate single-family residential loans with an 8.25% yield.


                                USE OF PROCEEDS

     The Company expects to receive, after deduction of commissions and
estimated expenses, net proceeds of approximately $       in the Offerings
(assuming that the Underwriter does not exercise the over-allotment option and
estimated expenses equal $       ).


     The Company intends to use approximately $9.5 million of the net proceeds to fund the purchase of Banyan, in the event such acquisition is consummated. See 'Proposed Acquisition of Banyan Bank.' Further, the Bank intends to use approximately $3.3 million of the net proceeds to increase its leverage capital ratio to a target level of at least 7% subsequent to the Bank's conversion to a commercial bank and the acquisitions of Banyan and the Century Branch. The balance of the net proceeds is expected to be utilized to increase the Bank's regulatory capital in order to permit growth in the Bank's asset size. The Bank intends to grow in asset size through additional deposit and lending activities, the opening of new branches and an increase in size of its existing branches. The Company intends to consider other acquisitions of existing banks or branches located in the State of Florida. Other than the Company's agreement to acquire Banyan and the Bank's agreement to acquire the Century Branch, there is no current agreement or understanding to make any acquisition and there is no assurance that any acquisition will be available on terms and conditions acceptable to the Company. The Company expects that any new branches would be located in Palm Beach County and its adjoining counties, including Martin and Broward counties.


     In order to effect such growth in the Bank's asset size, the Company intends to invest available net proceeds in the capital of the Bank as needed, either all in the form of capital contributions or a combination of capital contributions and the purchase of preferred stock of the Bank. Pending any such investments in the Bank, the Company intends to invest the net proceeds in short-term interest-bearing securities and to use the proceeds for general corporate purposes.

                         MARKET PRICE AND DIVIDEND DATA


     The Common Stock is traded on NASDAQ under the symbol 'RSFC.' As of October 9, 1995, the closing price of the Common Stock, as quoted on NASDAQ, was $5.25. At August 31, 1995, there were approximately 1,500 record holders of Common Stock and 4,377,860 shares of Common Stock issued and outstanding. The Series C Preferred is a new issuance of securities. The Company has applied to list the Series C Preferred on NASDAQ. There can be no assurance that the application will be accepted or that an active or liquid market will develop. Ryan, Beck has been a market maker in the Common Stock and Series A Preferred and, upon completion of the Offerings, expects to be a market maker in the Series C Preferred.


     Making a market involves maintaining bid and ask quotations and being able, as principal, to effect transactions in reasonable quantities at those quoted prices, subject to various securities laws and other regulatory requirements. The development of a liquid public market depends on the existence of willing buyers and sellers, the presence of which is not within the control of the Company, or any market maker. There can be no assurance that an active and liquid trading market for the Series C Preferred will develop or that, if developed, it will continue. There is no assurance that persons purchasing shares in the Offerings will be able to sell them at or above the purchase price.

     It is the present intention of the Company's Board of Directors to continue to pay regular quarterly cash dividends; however, the declaration and payment of future dividends is at the sole discretion of the Board of Directors and the amount, if any, depends upon the earnings, financial condition and capital needs of the Company and the Bank and other factors, including restrictions arising from Federal banking laws and regulations to which the Company and the Bank are subject. In addition, the holders of Series C Preferred will have a right prior to the holders of Common Stock and on a parity with the holders of the Series A Preferred to receive the payment of dividends. See 'Description of Securities--Common Stock' and 'Preferred Stock--Series C Preferred.'

     The following table sets forth the range of high and low sales prices of and cash dividends paid on the Common Stock during the periods indicated, as reported by NASDAQ.

                                                                              PRICE                  DIVIDEND
                                                                     ------------------------      PER SHARE OF
                                                                       HIGH            LOW         COMMON STOCK
                                                                     ---------      ---------      -------------
YEAR ENDED MARCH 31, 1994
First Quarter.....................................................   $   4          $   3             $.0095
Second Quarter....................................................       3 1/2          2 7/8         $.0095
Third Quarter.....................................................       4 1/4          3 1/2         $.0095
Fourth Quarter....................................................       4 1/2          3 5/8         $.01

YEAR ENDED MARCH 31, 1995
First Quarter.....................................................       4 1/4          3 3/8         $.01
Second Quarter....................................................       4 1/2          3 3/4         $.02
Third Quarter.....................................................       4 3/8          3 1/4         $.02
Fourth Quarter....................................................       4 3/8          3 3/4         $.02


PERIOD ENDING DECEMBER 31, 1995

Quarter ended June 30, 1995.......................................       5 3/8          4 1/8         $.02

Second Quarter ended September 30, 1995...........................       6 1/4          4 3/4         $.025
Third Quarter through October 9, 1995.............................       5 3/8          5 1/4


     The Company issued 5% and 10% stock dividends on January 21, 1994 and April 1, 1993, respectively. All references in the consolidated financial statements and notes thereto, and elsewhere in this Prospectus, to amounts per common share and to number of common shares have been restated to give retroactive effect for these stock dividends.

                                 CAPITALIZATION


     The following table sets forth the consolidated capitalization of the Company at June 30, 1995, and the pro forma consolidated capitalization of the Company at such date after giving effect to the Company's receipt of the estimated net proceeds from the Offerings based on the assumptions set forth in the notes below. See also 'Pro Forma Combined Condensed Financial Information.'


                                                                                              JUNE 30, 1995
                                                                                      -----------------------------
                                                                                       ACTUAL     AS ADJUSTED(1)(2)
                                                                                      --------    -----------------
                                                                                             (IN THOUSANDS)
Deposits...........................................................................   $225,081    $
Short-term borrowings..............................................................     17,469
                                                                                      --------    -----------------
Total deposits and borrowings......................................................   $242,550
                                                                                      --------    -----------------
                                                                                      --------    -----------------
Shareholders' equity:
     Preferred Stock (authorized: 10,000,000 shares, stated value $10.00;
       issued and outstanding at June 30, 1995: 402,500 and           ,
       as adjusted)................................................................   $  4,025
     Common Stock (authorized: 20,000,000 shares, par value $.01;
       issued and outstanding at June 30, 1995: 4,313,060 and          ,
       as adjusted)................................................................         43
     Additional-paid-in-capital....................................................     16,211
     Retained earnings.............................................................      2,393
                                                                                      --------    -----------------
Total shareholders' equity.........................................................   $ 22,672    $
                                                                                      --------    -----------------
                                                                                      --------    -----------------

------------------------
(1) Assumes that the Underwriter will not exercise their option to acquire 120,000 additional shares of Series C Preferred or 240,000 additional shares of Common Stock.

(2) In the event the Underwriter exercises its options the estimated net proceeds to be received by the Company, less estimated expenses and
    underwriting fees of the Offerings of $       , is $       .


                      SELECTED CONSOLIDATED FINANCIAL DATA


     The following selected financial data for each of the three years in the period ended March 31, 1995 and the balance sheet data at March 31, 1995 and 1994 are derived from consolidated financial statements of the Company, contained elsewhere herein, which have been audited by Ernst & Young LLP, independent auditors. The selected financial data for the years ended March 31, 1992 and 1991 and the balance sheet data at March 31, 1993, 1992 and 1991 have been derived from audited consolidated financial statements not contained herein. The summary of operating results for the three months ended June 30, 1995 and 1994 and the balance sheet data at June 30, 1995 and 1994 are derived from unaudited interim consolidated financial statements contained elsewhere herein. The unaudited interim consolidated financial statements include all adjustments, consisting only of normal recurring accruals, which the Company considers necessary for a fair presentation of the information contained therein. The results for the interim periods presented herein are not necessarily indicative of the results to be expected for any other period or for the entire fiscal year. The financial data reflects the results of Governors since November 30, 1994 and Homestead since January 22, 1993, the respective acquisition dates of these companies. Governors and Homestead were acquired in separate transactions accounted for using the purchase method of accounting. THE DATA CONTAINED BELOW SHOULD BE READ IN CONJUNCTION WITH THE COMPANY'S CONSOLIDATED FINANCIAL STATEMENTS AND RELATED NOTES THERETO CONTAINED ELSEWHERE IN THIS PROSPECTUS. SEE ALSO 'PRO FORMA COMBINED CONDENSED FINANCIAL INFORMATION.'


                                                      QUARTER ENDED
                                                         JUNE 30,                        YEAR ENDED MARCH 31,
                                                    ------------------    ---------------------------------------------------
                                                    1995(1)    1994(1)    1995(2)    1994(3)    1993(2)    1992(3)    1991(3)
                                                    -------    -------    -------    -------    -------    -------    -------
                                                                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
SUMMARY OF OPERATING RESULTS
Interest income...................................  $  5,320   $  3,361   $16,288    $12,487    $11,237    $11,366    $12,016
Interest expense..................................     2,712      1,509     7,397      5,512      4,560      6,950      8,821
                                                    --------   --------   -------    -------    -------    -------    -------
Net interest income...............................     2,608      1,852     8,891      6,975      6,677      4,416      3,195
Provision for loan losses.........................        25         75       200        214      1,003        704        616
                                                    --------   --------   -------    -------    -------    -------    -------
Net interest income after provision for loan
  losses..........................................     2,583      1,777     8,691      6,761      5,674      3,712      2,579
Non-interest income...............................       914        854     2,999      4,389      3,058      3,812      3,335
Operating expenses................................     2,679      2,211     9,860      8,739      6,932      6,266      5,274
                                                    --------   --------   -------    -------    -------    -------    -------
Income before income tax, extraordinary item and
 accounting change................................       818        420     1,830      2,411      1,800      1,258        640
Income taxes......................................       291        155       663        818        582        466        205
                                                    --------   --------   -------    -------    -------    -------    -------
Income before extraordinary item and
 accounting change................................       527        265     1,167      1,593      1,218        792        435
Extraordinary item................................                                                             278        205
Change in accounting for income taxes.............                                       500
                                                    --------   --------   -------    -------    -------    -------    -------
Net income........................................  $    527   $    265   $ 1,167    $ 2,093    $ 1,218    $ 1,070    $   640
                                                    --------   --------   -------    -------    -------    -------    -------
                                                    --------   --------   -------    -------    -------    -------    -------
PER SHARE DATA(4)
Income before extraordinary item and accounting
  change..........................................      $.10       $.05      $.23       $.42       $.50       $.42       $.27
                                                        ----       ----      ----       ----       ----       ----       ----
                                                        ----       ----      ----       ----       ----       ----       ----
Net income........................................      $.10       $.05      $.23       $.55       $.50       $.55       $.39
                                                        ----       ----      ----       ----       ----       ----       ----
                                                        ----       ----      ----       ----       ----       ----       ----

Average common shares and common stock equivalents
 outstanding (in thousands).......................     4,459      4,480     4,474      3,927      2,895      2,389      1,643
                                                       -----      -----     -----      -----      -----      -----      -----
                                                       -----      -----     -----      -----      -----      -----      -----
Dividends per share of common stock...............      $.02       $.01      $.07       $.04
                                                        ----       ----      ----       ----
                                                        ----       ----      ----       ----


Stated book value(5)..............................     $4.26      $4.11     $4.19      $4.08      $4.31      $3.85      $3.40
                                                       -----      -----     -----      -----      -----      -----      -----
                                                       -----      -----     -----      -----      -----      -----      -----

Tangible book value(5)............................     $3.73      $4.11     $3.63      $4.08      $4.31      $3.85      $3.40
                                                       -----      -----     -----      -----      -----      -----      -----
                                                       -----      -----     -----      -----      -----      -----      -----



                                               QUARTER ENDED
                                                  JUNE 30,                            YEAR ENDED MARCH 31,
                                            --------------------    --------------------------------------------------------
                                            1995(1)     1994(1)     1995(2)     1994(3)     1993(2)     1992(3)     1991(3)
                                            --------    --------    --------    --------    --------    --------    --------

BALANCE SHEET DATA (DOLLARS IN THOUSANDS)

Total assets..............................  $275,980    $204,524    $280,039    $206,637    $169,474    $135,330    $123,786
Investments...............................    11,358      21,333      14,185      24,481         248         248       2,447

Loans receivable - net(6).................   229,819     165,909     227,940     155,294     126,010      98,970      78,897
Goodwill..................................     3,173                   3,229

Total deposits............................   225,081     154,608     229,735     156,651     145,911     117,349     109,869
Borrowed money............................    17,469      21,995      19,733      21,995       2,000       2,000       2,000
Shareholders' equity......................    22,672      19,811      20,446      19,648      10,793       7,104       5,935
OTHER DATA
Return on average assets..................       .76%        .51%        .50%       1.13%        .91%        .81%        .50%
Return on average shareholders' equity....      9.78%       5.37%       5.82%      12.63%      14.57%      16.04%      11.41%

Net interest spread(7)....................      3.66%       3.65%       3.81%       3.62%       4.98%       3.00%       3.10%
Net interest margin(7)....................      4.12%       3.93%       4.25%       4.01%       5.46%       3.10%       2.90%

Allowance for loan losses to total
 loans....................................      1.04%        .65%        .99%        .60%        .85%        .67%        .57%

Net charge-offs to average loans..........       N/A(8)      .03%        .09%        .27%        .75%        .55%        .65%

Non-performing assets to total assets
 at period end............................      2.30%       1.35%       1.23%       1.56%       2.43%       3.99%       1.76%
Non-performing loans as a percentage
 of total loans...........................      2.13%        .77%       1.06%        .87%       2.53%       1.64%        .25%

Allowance for loan losses to
 non-performing loans.....................        53%         85%        103%         79%         39%         47%        301%

Tangible capital ratio....................       6.8%        6.1%        6.0%        6.0%        6.1%        4.8%        4.5%
Core capital ratio........................       6.8%        6.1%        6.0%        6.0%        6.1%        4.8%        4.5%
Risk-basked capital ratio.................      11.0%       12.5%       11.0%       13.2%       13.6%        8.6%        8.6%

Earnings to fixed charges:(9)

  Excluding interest on deposits..........      2.53x       1.73x       1.77x       2.83x       5.97x       3.11x       1.71x
  Including interest on deposits..........      1.24x       1.18x       1.17x       1.36x       1.38x       1.18x       1.07x

Efficiency ratio(10)......................        76%         82%         83%         77%         71%         76%         91%

Number of full service offices............         7           5           7           5           5           3           3
Loan servicing portfolio (in millions)....      $325        $220        $323        $189        $267        $402        $409

------------------------
 (1) Quarterly data is presented on an annualized basis, where appropriate.

 (2) The Bank acquired Governors on November 30, 1994 and acquired Homestead on January 22, 1993. For further details related to the acquisitions, see the Company's Note 2 to the Consolidated Financial Statements at March 31, 1995.

 (3) Ratios for the year ended March 31, 1994 include $500,000 cumulative effect of change in accounting for income taxes where appropriate. Ratios for the years ended March 31, 1992 and 1991 include extraordinary item benefits of $278,000 and $205,000, respectively, where appropriate.

 (4) The Company issued 5% and 10% stock dividends on January 21, 1994 and April 1, 1993, respectively. All references to amounts per common share and number of common shares have been restated to give retroactive effect for these stock dividends.

 (5) Stated book value per share is calculated by dividing common shareholders' equity plus the proceeds of the assumed conversion of the equity contracts, and the assumed conversion of 'in the money' warrants and convertible preferred stock by the number of shares of Common Stock outstanding plus the equivalent common shares from the assumed conversion of the equity contracts, and the assumed conversion of 'in the money' warrants and convertible preferred stock. Tangible book value per share is calculated by dividing common shareholders' equity plus the proceeds of the assumed conversion of the equity contracts, and the assumed conversion of 'in the money' warrants and convertible preferred stock less goodwill by the number of shares of Common Stock outstanding plus the equivalent common shares from the assumed conversion of the equity contracts, and the assumed conversion of 'in the money' warrants and convertible preferred stock.

 (6) Amounts reflect reclassification of in-substance foreclosures to other real estate in accordance with SFAS No. 114.

 (7) Net interest spread is the average yield earned during the year on interest-earning assets less the average rate incurred on interest-bearing liabilities. Net interest margin is the excess of interest on interest-earning assets over interest on interest-bearing liabilities, expressed as a percentage of total average interest-earning assets.

 (8) The Bank had net recoveries of $44,000 during the three months ended June 30, 1995.

 (9) The ratio of earnings to fixed charges is computed by dividing the sum of income before income tax, extraordinary item and accounting change and fixed charges by fixed charges. Fixed charges represent interest expense, amortization of debt issue costs, the interest portion of rental expense and preferred stock dividend requirements.

(10) The efficiency ratio is calculated by dividing non-interest expense by net interest income plus non-interest income.


                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

BASIS OF PREPARATION

     The following discussion and analysis is intended to provide an understanding of the significant factors that influenced the Company's financial condition at June 30, 1995 as compared to March 31, 1995, March 31, 1995 as compared to March 31, 1994, and March 31, 1994 as compared to March 31, 1993, as well as the results of operations for the three months ended June 30, 1995 as compared to the three months ended June 30, 1994, and for the year ended March 31, 1995 as compared to March 31, 1994, and March 31, 1994 as compared to March 31, 1993. The Company's operating results include the results of Governors since November 30, 1994 and the results of Homestead since January 22, 1993. The discussion and analysis should be read in conjunction with the Company's consolidated financial statements and corresponding notes included elsewhere in this Prospectus.

     In fiscal 1995, management continued its efforts in shifting the Bank's business from traditional thrift activities to those more closely related to commercial banking. The new business strategy includes concentration on consumer and commercial lending, maintenance of a residential mortgage banking presence, continued emphasis on construction lending, emphasis on business and personal transaction accounts and concentration on non-interest income from loan and deposit service fees and new product and services. On November 30, 1994 the Bank acquired Governors, a commercial bank with a concentration of the types of loans now targeted by the Bank.

     In connection with its application for conversion to a commercial bank charter, on July 26, 1995, the Company changed its fiscal year-end from March 31 to December 31. A transition report on Form 10-K will be filed for the nine months ending December 31, 1995.

RESULTS OF OPERATIONS

     The Company had net income of $527,000 or $.10 per common share for the three months ended June 30, 1995, compared to net income of $265,000 or $.05 per common share for the three months ended June 30, 1994. The 99% increase in net income is primarily due to an increase in net interest income, which is a result of re-engineering the Bank's operations during fiscal 1995 and the effects of the acquisition of Governors which took place on November 30, 1994.

     The Company's net income decreased by $926,000 from $2.1 million in 1994 to $1.2 million in 1995. Earnings per share declined to $0.23 in 1995 from $0.42 in 1994 (before the cumulative effect of a change in accounting principle). Net income for the period ended March 31, 1994 included a $500,000 cumulative effect of a change in accounting principle related to the adoption of SFAS No. 109. The decrease in earnings for 1995 of $426,000, excluding the cumulative effect of a change in accounting principle, is due to increases of $1.92 million in net interest income and $476,000 in other non-interest income which were more than offset by a decrease of $1.87 million in mortgage banking income, a $200,000 loss on trading account investments, and an increase of $1.12 million in operating expenses.

     The Company's net income increased $875,000 to $2.1 million in 1994 from $1.2 million in 1993. The 1994 results included a $500,000 cumulative effect of a change in accounting principle related to the adoption of SFAS No. 109. Earnings per share, however, declined to $0.42 in 1994 (excluding the $0.13 gain from the cumulative effect of a change in accounting principle) from $0.50 in 1993. The decline in net income per share is the result of an increase in shares outstanding as a result of the Company's offering of 1,150,000 shares of Common Stock and 402,500 shares of Series A Preferred which was completed in September, 1993.

     As a result of the downsizing of the mortgage banking operations, which contribute to non-interest income, the Company's future results of operations will be more dependent on the level of its net interest income, which is the difference between the interest income it receives on its interest-earning assets and the interest expense it pays on its interest-bearing liabilities. Net interest income is determined primarily by interest rate spread and the relative amounts of interest-earning assets and interest-bearing liabilities. See Note 17 of Notes to Consolidated Financial Statements.


NET INTEREST INCOME

     Net interest income for the quarter ended June 30, 1995 increased $756,000 or 41% from the same period in 1994. The quarter ended June 30, 1995 reflects an increase in interest-earning assets and interest-bearing liabilities as well as an increase in net yield on interest-earning assets as compared to the quarter ended June 30, 1994. The acquisition of Governors is the primary contributor to the increase in interest-earning assets and interest-bearing liabilities. In addition, market rates increased and the composition of the Bank's loan portfolio changed since June 30, 1994 to reflect an increase in consumer, commercial business and commercial real estate loans which generally are higher yielding than residential mortgage loans. The Bank's deposit portfolio has changed since June 30, 1994 to reflect an increase in business and personal transaction deposit accounts, which generally have a lower cost of funds than certificates of deposit.


     Net interest income increased by 27% to $8.9 million in fiscal 1995 compared to $7.0 million in fiscal 1994. This increase was primarily due to increased interest income on loans of $3.7 million, due to an increase in loan volume during 1995, partially offset by an increase in interest expenses of $1.9 million due to an increase in the rate and volume of interest-bearing liabilities. The increase in loan volume for the period ended March 31, 1995 compared to the year ended March 31, 1994 is attributable to an increase in commercial and consumer loan originations as well as the Governors acquisition on November 30, 1994. Net interest income remained relatively flat from 1993 to 1994 as the increase in loan and deposit volumes were offset by the decrease in interest rates during the period.


Interest Income

     The increase in interest income of $1.9 million to $5.3 million for the quarter ended June 30, 1995 from $3.4 million for the quarter ended June 30, 1994 was primarily related to loan income. The increase in interest income on loans is attributable to an increase in average loans outstanding to $228.6 million from $164.7 million, which resulted in a $1.20 million increase in interest income, and an increase in the average rate earned on loans resulted in a $713,000 increase in interest income. The increase in loan volume is largely attributable to the acquisition of Governors which accounted for $40.3 million of the total $63.9 million increase in average loan balances for the period ended June 30, 1995 compared to the period ending June 30, 1994.

     The Bank's loan portfolio yield increased in the quarter ended June 30, 1995, primarily due to an increase in higher yielding loans. Commercial real estate, commercial and consumer loans comprise 33% of the portfolio at June 30, 1995 compared to 15% at June 30, 1994. These shifts in the loan portfolio are in line with the Company's strategic objective and a result of the Bank targeting commercial and non-residential consumer markets as well as the acquisition of Governors.

     Of the $3.8 million increase in interest income from fiscal 1994 to 1995, $2.9 million was attributable to an increase in interest-earning asset volume, and the remainder was due to an increase in average yield. The average yield on interest-earning assets increased from 7.19% in 1994 to 7.79% in 1995 primarily as a result of a larger portion of interest-earnings assets being in loans rather than lower yielding investments.

     Interest income increased approximately 10% or $1.2 million for the year ended March 31, 1994 compared to the year ended March 31, 1993. The increase is attributable to a $52 million increase in average interest-earning assets from $122 million at March 31, 1993 to $174 million at March 31, 1994. Average interest-earning assets increased as a result of purchases of loans held for investment of $26 million and adjustable rate mortgage fund investments of $24 million. The increase in interest income resulting from increased volume was partially offset by a decrease in market interest rates during 1994.


Interest Expense

     In line with management's goals, the Bank experienced a significant increase in the average balance of non-interest-bearing deposits during the quarter ended June 30, 1995 as compared to the prior year's quarter. The largest increase in volume, however, was in certificates of deposits. The $1.20 million increase in interest expense in the 1995 quarter over the 1994 quarter is largely due to a 58% increase in the average volume of certificates to $143.2 million in the 1995 quarter from $90.8 million in the 1994 quarter and an increase in the average rate paid on certificates to 5.63% in 1995 from 4.03% in 1994. The increase in certificate volume contributed $524,000 to the total increase in interest expense, and $578,000 of the total increase was a result of the increased average rate on certificates of deposit. A significant portion of the increase in the average balance of deposits was due to the acquisition of Governors.


     Of the $1.89 million increase in interest expense in fiscal 1995, $1.1 million was a result of increased average volume of interest-bearing liabilities to $185.7 million in 1995 from $154.4 million in 1994 and $757,000 was due to an increase in the average rate on interest-bearing liabilities to 3.98% in 1995 from 3.57% in 1994. The primary contributor to these rate and volume increases was certificates of deposit.

     Of the $0.9 million increase in interest expense in fiscal 1994, $2.9 million was as a result of increased average volume of interest-bearing liabilities to $154.4 million in 1994 from $108.4 million in 1993, offset in part by $2.0 million pertaining to a decreased average rate on interest-bearing liabilities to 3.57% in 1994 from 4.21% in 1993. The primary factor in these rate and volume changes was certificates of deposit.

     The following table summarizes net interest income for the three months ended June 30, 1995 and 1994 and the years ended March 31, 1995, 1994 and 1993:


NET INTEREST INCOME, AVERAGE BALANCE AND RATES:


                                               THREE MONTHS ENDED JUNE 30,                         YEAR ENDED MARCH 31,
                               ------------------------------------------------------------    ----------------------------
                                           1995                            1994                            1995
                               ----------------------------    ----------------------------    ----------------------------
                               AVERAGE               YIELD/    AVERAGE               YIELD/    AVERAGE               YIELD/
                               BALANCE    INTEREST    RATE     BALANCE    INTEREST    RATE     BALANCE    INTEREST    RATE
                               --------   --------   ------    --------   --------   ------    --------   --------   ------
                                                                  (DOLLARS IN THOUSANDS)
ASSETS
  INTEREST-EARNING ASSETS:
Loans-net....................  $228,597   $ 4,979     8.71%    $164,682   $ 3,093     7.51%    $191,442   $  15,254   7.97%
Interest-bearing deposits....    11,348        91     3.21       12,596       120     3.81       10,743         462   4.30
Investments..................    13,408       250     7.46       11,246       148     5.26        6,809         572   8.40
                               --------   -------              --------   -------              --------   ---------
Total interest-earning
  assets.....................   253,353     5,320     8.40      188,524     3,361     7.13      208,994      16,288   7.79
Other assets.................    23,000                          18,500                          20,737
                               --------                        --------                        --------
Total........................  $276,353                        $207,024                        $229,731
                               --------                        --------                        --------
                               --------                        --------                        --------
LIABILITIES AND SHAREHOLDERS'
  EQUITY
  INTEREST-BEARING
    LIABILITIES:
Savings deposits.............  $ 19,132   $   144     3.01%    $ 17,500   $    86     1.97%    $ 19,393   $     607   3.13%
NOW..........................    34,907       157     1.80       25,800       101     1.57       27,794         419   1.51
Money market.................    14,427       113     3.13       19,506       143     2.93       14,067         437   3.11
Certificate of deposits......   143,282     2,018     5.63       90,840       916     4.03      105,659       4,781   4.52
Borrowed money...............    17,107       280     6.55       19,903       263     5.29       18,829       1,153   6.12
                               --------   --------             --------   --------             --------   --------
Total interest-bearing
  liabilities................   228,855     2,712     4.74      173,549     1,509     3.48      185,742       7,397   3.98
                               --------   --------   ------    --------   --------   ------    --------   --------   ------
Non-interest-bearing
  deposits...................    17,432                           7,468                          10,428
Other liabilities............     8,507                           6,278                          13,115
Shareholders' equity.........    21,559                          19,729                          20,446
                               --------                        --------                        --------
Total liabilities and
  shareholders' equity.......  $276,353                        $207,024                        $229,731
                               --------                        --------                        --------
                               --------                        --------                        --------
Net interest income/rate
  spread.....................             $ 2,608     3.66%               $ 1,852     3.65%               $   8,891   3.81%
                                          --------   ------               --------   ------               --------   ------
                                          --------   ------               --------   ------               --------   ------
Net average interest-earning
  assets/net interest
  margin.....................  $ 24,498               4.12%    $ 14,975               3.93%    $ 23,252               4.25%
                               --------              ------    --------              ------    --------              ------
                               --------              ------    --------              ------    --------              ------
Ratio of average
  interest-earning assets to
  average interest-bearing
  liabilities................                        1.11x                           1.09x                            1.13x
                                                     ------                          ------                          ------
                                                     ------                          ------                          ------


                                           1994                            1993
                               ----------------------------    ----------------------------
                               AVERAGE               YIELD/    AVERAGE               YIELD/
                               BALANCE    INTEREST    RATE     BALANCE    INTEREST    RATE
                               --------   --------   ------    --------   --------   ------

ASSETS
  INTEREST-EARNING ASSETS:
Loans-net....................  $144,359   $  11,525   7.98%    $112,854   $  10,774     9.55%
Interest-bearing deposits....    14,113         300   2.13        8,156         385     4.72
Investments..................    15,284         662   4.33        1,247          78     6.26
                               --------   --------             --------   --------
Total interest-earning
  assets.....................   173,756      12,487   7.19      122,257      11,237     9.19
Other assets.................    12,008                          11,497
                               --------                        --------
Total........................  $185,764                        $133,754
                               --------                        --------
                               --------                        --------
LIABILITIES AND SHAREHOLDERS'
  EQUITY
  INTEREST-BEARING
    LIABILITIES:
Savings deposits.............  $ 19,168   $     545   2.84%    $ 13,504   $     385     2.85%
NOW..........................    20,439         326   1.59       12,892         255     1.98
Money market.................     7,825         368   4.70        7,365         234     3.18
Certificate of deposits......    89,494       3,494   3.90       72,572       3,445     4.75
Borrowed money...............    17,445         779   4.47        2,024         241    11.91
                               --------   --------             --------   --------
Total interest-bearing
  liabilities................   154,371       5,512   3.57      108,357       4,560     4.21
                               --------   --------   ------    --------   --------   ------
Non-interest-bearing
  deposits...................     8,243                           8,724
Other liabilities............     6,576                           8,315
Shareholders' equity.........    16,574                           8,358
                               --------                        --------
Total liabilities and
  shareholders' equity.......  $185,764                        $133,754
                               --------                        --------
                               --------                        --------
Net interest income/rate
  spread.....................             $   6,975   3.62%               $   6,677     4.98%
                                          --------   ------               --------   ------
                                          --------   ------               --------   ------
Net average interest-earning
  assets/net interest
  margin.....................  $ 19,385               4.01%    $ 13,900                 5.46%
                               --------              ------    --------              ------
                               --------              ------    --------              ------
Ratio of average
  interest-earning assets to
  average interest-bearing
  liabilities................                         1.13x                             1.13x
                                                     ------                          ------
                                                     ------                          ------

     Net interest income before provision for losses can be analyzed in terms of the impact of changing rates and changing volumes of interest-earning assets and liabilities. The following table sets forth certain information regarding changes in net interest income due to changes in the average balance of interest-earning assets and interest-bearing liabilities and due to changes in average rates for the periods indicated. For purposes of this table, rate/volume changes have been allocated solely to rate changes and non-accrual loans are included in average balances.

                                   THREE MONTHS ENDED                          YEAR ENDED MARCH 31,
                             ----------------------------    ------------------------------------------------------------
                              JUNE 30, 1995 VERSUS 1994          1995 VERSUS 1994                  1994 VERSUS 1993
                             ----------------------------    ----------------------------    ----------------------------

                             INCREASE (DECREASE)             INCREASE (DECREASE)             INCREASE (DECREASE)
                              DUE TO CHANGE IN:               DUE TO CHANGE IN:               DUE TO CHANGE IN:
                             ------------------              ------------------              ------------------

                             AVERAGE    AVERAGE     NET      AVERAGE    AVERAGE     NET      AVERAGE    AVERAGE     NET
                               RATE     VOLUME     CHANGE      RATE     VOLUME     CHANGE     RATE      VOLUME     CHANGE
                             -------    -------    ------    -------    -------    ------    -------    -------    ------
                                                                (DOLLARS IN THOUSANDS)
INTEREST INCOME:
 Loans - net...............  $  713     $  1,198   $ 1,911   $  (23)    $  3,752   $ 3,729   $ (2,257)  $  3,008   $   751
 Interest-bearing
 deposits..................      (7)         (47)      (54)     307         (145)      162       (366)       281       (85)
 Investments...............     (13)         115       102      622         (712)      (90)      (294)       878       584
                             -------    -------    ------    -------    -------    ------    -------    -------    ------
                                693        1,266     1,959      906        2,895     3,801     (2,917)     4,167     1,250
                             -------    -------    ------    -------    -------    ------    -------    -------    ------
INTEREST EXPENSE:
 Savings deposits..........      50            8        58       55            7        62         (1)       161       160
 NOW accounts..............      22           34        56      (18)         111        93        (78)       149        71
 Money Market..............       8          (38)      (30)    (125)         194        69        119         15       134
 Certificates of Deposit...     578          524     1,102      556          731     1,287       (754)       803        49
 Borrowed money............      52          (35)       17      289           85       374     (1,298)     1,836       538
                             -------    -------    ------    -------    -------    ------    -------    -------    ------
                                710          493     1,203      757        1,128     1,885     (2,012)     2,964       952
                             -------    -------    ------    -------    -------    ------    -------    -------    ------
Net interest income........  $  (17)    $    773   $   756   $  149     $  1,767   $ 1,916   $   (905)  $  1,203   $   298
                             -------    -------    ------    -------    -------    ------    -------    -------    ------
                             -------    -------    ------    -------    -------    ------    -------    -------    ------

PROVISION FOR LOAN LOSSES

     The provision for loan losses reflects management's assessment of the adequacy of the allowance for loan losses. The amount of future provisions is a function of the ongoing evaluation of the allowance for loan losses which considers the characteristics of the loan portfolio, economic conditions, and other relevant factors.

     The provision for loan losses decreased $50,000 for the three months ended June 30, 1995 compared to the same period in 1994. However, the allowance for loan losses as a percent of total loans increased from .65% at June 30, 1994 to 1.04% at June 30, 1995. The provision for loan losses did not significantly change from 1994 to 1995. The provision for loan losses was significantly higher in 1993 than in 1994 due to poor economic conditions in South Florida during 1991, 1992, and 1993.

NON-INTEREST INCOME

     Gain on sales of loans and servicing rights and loan servicing income and amortization of loan servicing rights are included in other income for the quarters ended June 30, 1994 and 1995 and are included in mortgage banking income for the years ended March 31, 1993, 1994 and 1995.

Gain on Sales of Loans and Servicing Rights

     Gain on sales of loans and servicing rights is included in other income for the three months ending June 30, 1995 and 1994.

     Due to a decrease in loan production, volume gain on sales of loans and servicing rights decreased $2.48 million in 1995 to $1.18 million compared to $3.66 million in 1994. The decrease in mortgage banking activities is attributable to the increase in interest rates which decreased the volume of loan originations and refinancings and an intensely competitive residential construction loan market. Loan originations and loan purchases related to mortgage banking activities decreased $107 million or 67% in 1995 compared to 1994. Loan sales decreased 61% in 1995. These decreases are attributable to the decline in loan refinancings. Similar declines were experienced in the mortgage banking industry as a whole. In addition, during 1995, the Bank reduced mortgage banking operations to a level where income from mortgage banking activities is less significant to the overall earnings of the Bank than in prior years while increasing non-interest income from 'core' banking operations. Gain on sales of loans and servicing rights remained relatively flat from 1993 to 1994.

Loan Servicing Income and Amortization of Loan Servicing Rights


     Net loan servicing income increased $793,000 in 1995 to $608,000 compared to a loss of $185,000 in 1994 due to an increase in the amount of loans serviced and a decrease in the amortization of loan servicing rights. Loan servicing income in 1995 remained relatively flat in comparison to 1994 while the amortization of loan servicing rights decreased from $1.2 million in 1994 to $505,000 in 1995 due to the decrease in loan prepayments which resulted primarily from a rise in interest rates. The Bank purchased $2.3 million of loan servicing rights in 1995. The decrease in amortization of loan servicing rights is due to a decrease in loan prepayment speeds. Net loan servicing loss decreased from $1.40 million in 1993 to $185,000 in 1994. Amortization of servicing rights was unusually high during the two year period due to heavy prepayments resulting from falling interest rates. The Bank experienced prepayment rates of 30% and 44% during 1993 and 1994, respectively.


     While there are many factors that affect prepayment rates on loans, prevailing loan origination rates are the primary factor. Loan prepayments generally will increase when interest rates decrease and vice versa.

Other Income

     Other income includes mortgage banking income for the periods ending June 30, 1995 and 1994.

     Total non-interest income remained relatively unchanged for the quarter ended June 30, 1995 compared to the quarter ended June 30, 1994. However, the sources of non-interest income changed due to the Company's reduction in mortgage banking operations in fiscal 1995 and an increase in fee income for the quarter ended June 30, 1995. Mortgage banking income decreased 53% from $769,000 in the quarter ended June 30, 1994 compared to $358,000 in the quarter ended June 30, 1995, while fee income increased $261,000 to $557,000 in the 1995 quarter from $296,000 in the 1994 quarter. Fee income doubled due to an increase in volume of loan and deposit accounts and an increase in the fee for service charges on deposit accounts.

     Other income increased $476,000 in 1995 compared to 1994 for two reasons: an increase in deposit related fees on transaction accounts and an increase in the Loan Servicing portfolio. Transaction accounts increased from $63.6 million in 1994 to $86.8 million in 1995. This increase was due to the acquisition of Governors as well as the Bank's initiatives to attract transaction type deposit accounts. The Loan Servicing portfolio increased from $189 million in 1994 to $323 million in 1995.

     Other income increased $303,000 from 1993 to 1994. This increase was primarily due to management's instituting fees similar to those charged by commercial banks.

OPERATING EXPENSES

     Operating expenses increased 21% for the quarter ended June 30, 1995 compared to the same quarter in the prior year primarily as a result of the acquisition of Governors. This acquisition resulted in an increase in the banking center network from five to seven full service banking centers. Operating expenses as a percent of average assets decreased to 3.9% for the quarter ending June 30, 1995 from 4.3% for the quarter ending June 30, 1994.


     Operating expenses increased from $8.74 million in 1994 to $9.86 million in 1995. The increase is primarily due to increases in employee compensation and benefits, occupancy and equipment, and data processing. These increases are a result of the Bank's growth in 1995 and employee severance costs associated with reducing staffing levels in the mortgage banking operations. Growth in 1995 included expansion of the banking center network from five branches in 1994 to seven branches in November 1994 and the addition at that time of item processing and proof-of-deposit departments as well as growth in the commercial/consumer loan and loan servicing departments. Other causes of the increase are higher volumes of deposit transaction accounts and additional expenses associated with operations acquired as a result of the merger.

     Operating expenses increased from $6.93 million in 1993 to $8.74 million in 1994. The majority of the increase was the result of additional loan production activity during 1994. Occupancy and equipment and data processing expenses also contributed to the increase. These increases are the result of increased volume in deposit and loan accounts as well as overall growth. Operating expenses however, as a percent of average total assets, have improved over the three year period, 4.3%, 4.7%, and 5.2% for the years ended March 31, 1995, 1994, and 1993, respectively.

INCOME TAXES


     The change in accounting for income taxes benefit of $500,000 in the fiscal year ended March 31, 1994 was the result of the Company's adoption of SFAS No.
109. This change is a one time benefit that will not recur in future years.

LIQUIDITY

     Liquidity is defined as cash and certain marketable securities which are not committed or pledged. The liquidity portfolio of the Company totaled approximately $17.5 million at June 30, 1995 and $22.7 million at March 31, 1995. Regulations of the Office of Thrift Supervision ('OTS') require each savings institution to maintain for each calendar month an average daily balance of liquid assets equal to at least 5% of the average daily balance of its net withdrawable accounts plus short-term borrowings during the preceding calendar month. OTS regulations also require each savings institution to maintain for each calendar month an average daily balance of short-term liquid assets (generally those having maturities of 12 months or less) equal to at least 1% of the average daily balance of its net withdrawal accounts plus short-term borrowing during the preceding calendar month. During the month of June 30, 1995, average short-term liquidity ratio of the Bank was 7.6%.


     Banking regulations under the supervision of the State of Florida and the FRB require different measurements of liquidity than OTS regulations. The Bank would be in compliance with liquidity requirements of the State and FRB at June 30, 1995.


     The Company's cash inflows consist primarily of amounts generated from the sale of loans, the collection of loan principal payments, and increases in deposits and borrowings. Uses of cash have historically been primarily to originate and purchase residential mortgage loans. However, currently, uses of cash consist of originations of commercial business, commercial real estate, consumer and residential loans.

Sources of borrowings include advances from the FHLB, borrowings under repurchase agreements, commercial bank lines of credit and, under certain conditions, direct borrowings from the FRB.

     Access to funds from depositors is affected by the rate the Bank pays on certificates of deposit and convenience and service provided to transaction based account holders. The rate the Bank pays on certificates of deposits is dependent on rates paid by other financial institutions within the Bank's area. The Bank manages the cash inflows and outflows from certificates of deposits by increasing or decreasing the rates offered in its market area.

     The Company's sources of liquidity are impacted by various matters beyond the control of the Company. Scheduled loan payments are a relatively stable source of funds while loan prepayments and deposit flows vary widely in reaction to market conditions, primarily prevailing interest rates. Asset sales are influenced by the availability of loans for sale, general market demand, and other unforeseen market conditions. The Company's ability to borrow at attractive rates is affected by its credit ratings and other market conditions.

     In order to manage the uncertainty inherent in its sources of funds, the Company continually evaluates alternate sources of funds and maintains and develops diversity and flexibility in the number of such sources. The effect of a decline in any one source of funds generally can be offset by use of an alternative source although potentially at a different cost to the Company.

CAPITAL COMPLIANCE

     OTS regulations contain a three part capital standard for savings institutions. The regulations require savings institutions to maintain 'core' capital of at least 3.0% of adjusted total assets 'tangible capital' of at least 1.5% of adjusted total assets and 'risk-based capital' of at least 8.0% of risk-weighted assets.

     The Bank is in compliance with its regulatory capital requirements. At June 30, 1995, the Bank had core capital of 6.8% of adjusted total assets, tangible capital of 6.8% of adjusted total assets and risk-based capital of 11% of risk-weighted assets. See Note 11 to Consolidated Financial Statements. The Company's goal is to maintain core, tangible and risk-based capital ratios in excess of 6%, 6% and 10%, respectively.


     Upon consummation of the Bank's proposed conversion to a Florida chartered commercial bank, the Bank will be subject to the capital requirements of the FDIC and the Company, as a bank holding company, will be subject to the capital requirements of the FRB. Under FRB guidelines, bank holding companies such as the Company are required to maintain capital based on risk-adjusted assets. Under risk based capital guidelines, categories of assets with potentially higher credit risk require more capital than assets with lower risk. In addition to balance sheet assets, bank holding companies are required to maintain capital, on a risk adjusted basis, to support certain off-balance sheet activities such as loan commitments. The FRB standards classify capital into two tiers, Tier I and Total. Tier I risk based capital consists of common stockholders' equity, noncumulative and cumulative (bank holding companies only) perpetual preferred stock, and minority interests, less goodwill. Total risk based capital consists of Tier I capital plus a portion of the general allowance for loan losses, hybrid capital instruments, term subordinated debt and intermediate preferred stock. In addition to risk-based capital requirement, the FRB requires bank holding companies to maintain a minimum leverage capital ratio of Tier I capital to total assets. Total assets for this purpose do not include goodwill and any other intangible assets and investments that the FRB determines should be deducted from Tier I capital. The FRB requires banks and bank holding companies to maintain Tier I and Total risk-based capital ratios of 4.0% and 8.0%, respectively, and a Tier I leverage capital ratio of 4.0%. The FDIC has promulgated similar regulations and guidelines regarding capital adequacy of state-chartered banks which are not members of the Federal Reserve System, which would apply to the Bank. If the Bank converts to a commercial bank, it is anticipated that the Company and the Bank would exceed all of these capital requirements and continue to be deemed a well capitalized institution under applicable regulations.

ASSET/LIABILITY MANAGEMENT

     Management of interest rate sensitivity involves matching the maturity and repricing dates of interest-earning assets with those of interest-bearing liabilities in an effort to manage the impact of fluctuating interest rates on net interest margins.

     The Company's Asset/Liability Committee (the 'Committee') meets at least quarterly to establish, communicate, coordinate and control asset/liability management procedures. The purpose of the Committee is to monitor the volume and mix of the Company's interest sensitive assets and liabilities consistent with the Company's overall liquidity, capital, growth, risk and profitability goals.

     Interest rate sensitivity is measured as the difference between the percentage of assets and liabilities in the Company's existing portfolio that are subject to repricing within specific time periods. These differences, known as interest sensitivity gaps, are usually calculated cumulatively for blocks of time.

     Companies that are asset-sensitive (a positive gap) have more assets than liabilities maturing or repricing within specific time periods and these companies are likely to benefit in periods of rising interest rates, but suffer as rates decrease. Companies that are liability-sensitive (a negative gap) are likely to benefit in periods of declining rates, but experience a negative impact on net interest income as market rates increase. See 'Risk Factors--Effect of Interest Rates.'

     The Bank manages its interest rate risk exposure by limiting the amount of long-term fixed rate loans it holds for investment, increasing emphasis on shorter-term, higher yield loans for portfolio, increasing or decreasing the relative amounts of long-term and short-term borrowings and deposits and/or purchasing commitments to sell loans. The following table presents the Bank's exposure to interest rate risk at June 30, 1995:

                                                                          JUNE 30, 1995
                                                     --------------------------------------------------------
                                                     ONE YEAR     1 TO 3      3 TO 5      OVER 5
                                                     OR LESS       YEARS       YEARS       YEARS      TOTAL
                                                     --------     -------     -------     -------    --------
                                                                      (DOLLARS IN THOUSANDS)
Total interest-earning assets.....................   $160,814     $34,078     $33,794     $27,196    $255,882
Total interest-bearing liabilities................    169,385      34,223      12,852         586     217,046
                                                     --------     -------     -------     -------    --------
Interest rate sensitivity gap.....................   $ (8,571)    $  (145)    $20,942     $26,610    $ 38,836
                                                     --------     -------     -------     -------    --------
                                                     --------     -------     -------     -------    --------
Cumulative interest rate sensitivity gap..........   $ (8,571)    $(8,716)    $12,226     $38,836
                                                     --------     -------     -------     -------
                                                     --------     -------     -------     -------
Cumulative interest rate sensitivity gap as a
  percent of total assets.........................       (3.1)%      (3.2)%       4.4%      14.1%
                                                     --------     -------     -------     -------
                                                     --------     -------     -------     -------

     In preparing the table above, certain assumptions have been made with regard to prepayments on fixed rate mortgage and consumer loans and withdrawals of checking, NOW, Money Market and savings account deposits. These assumptions are that the Company will experience average annual prepayments of 6% on fixed rate mortgage loans and 10% on consumer loans. The assumptions for checking, NOW, Money Market and savings account deposit run-offs are as follows: 54% in one year or less, 31% in 1 to 3 years, 14% in 3 to 5 years and 1% in over 5 years. All other assets and liabilities have been repriced based on the earlier of repricing or contractual maturity. The above assumptions are annual percentages based on the latest available OTS assumptions and on remaining balances and should not be regarded as indicative of the actual prepayment and withdrawals that may be experienced by the Company. Moreover, certain shortcomings are inherent in the analysis presented by the foregoing table. For example, although certain assets and liabilities may have similar maturities or periods to repricing, they may react in different degrees to changes to market interest rates. Also, interest rates on certain types of assets and liabilities may fluctuate in advance of or lag behind changes in market interest rates. Additionally, certain assets, such as ARM loans, have features that restrict changes in interest rates on a short-term basis and over the life of the assets. Moreover, in the event of a change in interest rates, prepayment and early withdrawal levels would likely deviate significantly from those assumed in calculating the table. For information regarding the contractual maturities of the Company's loans, investments, and deposits, see 'Business--Lending Activities,' '--Investment Activities,' '--Deposits' and '--Borrowing' and the Notes to Consolidated Financial Statements.

     In addition to the above, the Bank is committed to fund $6.80 million in new loans and $14.60 million in construction loans-in-process at June 30, 1995. These loans and commitments are largely protected from interest rate fluctuations because they are either adjustable rate loans or are fixed rate loans which the Bank has obtained commitments to sell in the secondary market. This relationship is not linear or consistent with other interest rate assets and liabilities on the Bank's balance sheet and management uses computer modeling in its efforts to reduce the effects that interest rate fluctuations have on income.

IMPACT OF INFLATION

     The consolidated financial statements and related consolidated financial information presented herein have been prepared in accordance with generally accepted accounting principles, which require the measurement of financial position and operating results in terms of historical dollars without considering changes in the relative purchasing power of money over time due to inflation. Unlike most industrial companies, virtually all of the assets and liabilities of a financial institution are monetary in nature. As a result, interest rates have a more significant impact on a financial institution's performance than the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or same magnitude as the price of goods and services.

FINANCIAL CONDITION


     The Company's consolidated total assets decreased slightly from approximately $280 million at March 31, 1995 to approximately $276 million at June 30, 1995 due to funding of deposit run-off. Certificate of deposit balances decreased approximately $1.9 million from March 31, 1995 to June 30, 1995. The Company's redeemable subordinated debentures were called for redemption effective May 31, 1995. As a result of the redemption, 634,476 shares of common stock were issued, and shareholders' equity increased by approximately $1.7 million. The Company's consolidated total assets increased $73.4 million or 35.5% from $206.6 million at March 31, 1994 to $280.0 million at March 31, 1995. Assets increased $64.3 million as a result of the acquisition of Governors. The remaining increase is a direct result of increases in loan and deposit demand. Net loans increased 46.7% from $155.3 million at March 31, 1994 to $227.9 million at March 31, 1995. Loans acquired in the acquisition of Governors contributed $40.3 million to the net increase in loans while loan originations was the primary contributor to the remaining increase during the year ended March 31, 1995. Cash and cash equivalents increased from $13.1 million to $17.6 million from 1994 to 1995 as a result of the sale of $24 million of trading investments offset by increased loan and deposit demand. Investments, including the trading account, decreased $10.3 million from 1994 to 1995 primarily due to an increase in loan demand and the purchase of Governors for $5.3 million. Deposits increased $73 million or 46.6% from $156.7 million at March 31, 1994 to $229.7 million at March 31, 1995 as a result of the merger with Governors and an increase in deposit demand. Federal Home Loan Bank ('FHLB') advances decreased from $20 million to $15 million from 1994 to 1995, while securities under agreements to repurchase increased from nil to $2.7 million at March 31, 1995.

     The Company's consolidated assets increased $37.2 million or 21.9% from 1993 to 1994. The increase in assets was a direct result of increases in loan and deposit demand as well as an increase in borrowings from the FHLB. Net loans increased by $29.3 million due to an increase in loans purchased for portfolio and increased customer demand for construction loans during the year ended March 31, 1994. Cash and cash equivalents decreased $12.6 million from 1993 to 1994 due to the increase in portfolio loan purchases. FHLB advances increased $20 million during 1994 and the funds were invested in adjustable rate mortgage funds to increase the Bank's net interest margin. Deposits increased from $145.9 million to $156.7 million from 1993 to 1994 due to normal growth in the Bank's operations. An offering of preferred and common stock resulted in net proceeds of approximately $6.9 million in 1994 which increased shareholders' equity.

     In line with the Company's strategic objective to penetrate the non-residential consumer and commercial business markets, the composition of the Bank's loan portfolio reflects significant increases in consumer, commercial business, and commercial real estate loans. Consumer loans increased $28.6 million and commercial real estate and commercial business loans increased $29.0 million during the year ended March 31, 1995. The acquisition of Governors contributed $13 million in consumer loans and $19 million in commercial business and commercial real estate loans. The remaining increase of $15.6 million and $10 million in consumer and commercial loans, respectively, were achieved through the Bank's commercial lending unit targeting individual consumers and high quality commercial businesses.

     Although the Bank is targeting growth primarily in the consumer, commercial real estate, and commercial business markets, the Bank is positioned to maintain its presence in the residential real estate market and continue to emphasize residential construction lending.

     New consumer and commercial products such as credit cards and cash management products and services were introduced by the Bank in 1995 and additional products are currently being developed for introduction in 1996.

                                    BUSINESS


     The Company, incorporated in Florida in 1983, is a savings bank holding company, the principal business of which is the operation of a savings bank business through the Bank, its wholly owned subsidiary, a federally chartered savings bank. The Bank commenced operations on November 19, 1984, and is a member of the FHLB System. Its deposits are insured by the FDIC up to applicable limits. On April 17, 1995, the Bank filed an application to convert from a federal savings bank to a State of Florida commercial bank charter and, at the same time, the Company filed an application to become a bank holding company. The Company has received approval from the State of Florida and anticipates approval from the FRB prior to completion of the Offerings. The conversion is expected to be completed promptly after FRB approval is granted.


LENDING ACTIVITIES

     General. Under applicable regulations, the Bank originates, purchases and sells loans, or participating interests in loans. See 'Regulatory Matters--Federal Regulation' for a description of applicable regulations which limit lending in relation to assets or net worth. The Bank originates, purchases and participates in loans for its own portfolio and for sale in the secondary market. Lending activities include the origination and purchase of long-term adjustable-rate and to a lesser extent fixed-rate residential mortgage loans, construction loans, commercial business, commercial real estate loans and consumer loans. During fiscal 1995 the level of commercial business, commercial real estate, and consumer loan originations increased from prior years. Approximately 95% of the Bank's mortgage loans are secured by property located in Florida.

     The following table sets forth the composition of the Bank's loan portfolio by type of loan at the periods indicated:

                                                                                   MARCH 31,
                                    JUNE 30,       --------------------------------------------------------------------------
                                      1995               1995               1994               1993               1992
                                -----------------  -----------------  -----------------  -----------------  -----------------
TYPE OF LOAN                     AMOUNT   PERCENT   AMOUNT   PERCENT   AMOUNT   PERCENT   AMOUNT   PERCENT   AMOUNT   PERCENT
------------------------------- --------  -------  --------  -------  --------  -------  --------  -------  --------  -------
                                                                       (IN THOUSANDS)
REAL ESTATE LOANS:
 Residential property.......... $122,184     49%   $124,750     49%   $105,752     59%   $ 79,236     54%   $ 61,439     53%
 Construction loans............   41,101     17      45,511     18      49,280     27      43,177     29      31,089     27
 Commercial real estate........   26,827     11      26,910     11      11,996      7      13,498      9      12,727     11
 Residential lot...............    3,195      1       2,989      1       2,422      2       3,115      2       4,056      4
                                --------  -------  --------  -------  --------  -------  --------  -------  --------  -------
Total Real Estate Loans........  193,307     78     200,160     79     169,450     95     139,026     94     109,311     95
                                --------  -------  --------  -------  --------  -------  --------  -------  --------  -------
CONSUMER LOANS:
 Home equity lines
  of credit....................    2,838      1       2,852      1       2,192      1       2,150      2       2,401      2
 Personal and Other............    2,832      1       2,587      1       1,271      1       2,343      2       1,624      1
 Automobile....................   31,733     13      30,134     12       3,763      2         221      *         285      1
 Savings accounts..............      836      *         712      *         415      *         586      *         185      *
                                --------  -------  --------  -------  --------  -------  --------  -------  --------  -------
Total consumer loans...........   38,239     15      36,285     14       7,641      4       5,300      4       4,495      4
                                --------  -------  --------  -------  --------  -------  --------  -------  --------  -------
Commercial business loans:.....   16,276      7      16,484      7       2,356      1       2,528      2       1,423      1
                                --------  -------  --------  -------  --------  -------  --------  -------  --------  -------
TOTAL LOANS....................  247,822    100%    252,929    100%    179,447    100%    146,854    100%    115,229    100%
Less:
 Loans in process..............   14,553             21,460             22,876             19,290             14,339
Discounts, premiums and
 deferred loan fees............      874              1,022                206                307              1,145
Allowance for losses...........    2,576              2,507              1,071              1,247                775
                                --------           --------           --------           --------           --------
LOANS, NET..................... $229,819           $227,940           $155,294           $126,010           $ 98,970
                                --------           --------           --------           --------           --------
                                --------           --------           --------           --------           --------


                                       1991
                                 ----------------
TYPE OF LOAN                     AMOUNT   PERCENT
-------------------------------  -------  -------

REAL ESTATE LOANS:
 Residential property..........  $ 40,043    45%
 Construction loans............    26,127    29
 Commercial real estate........    12,987    14
 Residential lot...............     5,436     6
                                 -------  -------
Total Real Estate Loans........    84,593    94
                                 -------  -------
CONSUMER LOANS:
 Home equity lines
  of credit....................     2,032     2
 Personal and Other............     1,497     2
 Automobile....................       141     *
 Savings accounts..............        96     *
                                 -------  -------
Total consumer loans...........     3,766     4
                                 -------  -------
Commercial business loans:.....     1,303     2
                                 -------  -------
TOTAL LOANS....................    89,662   100%
Less:
 Loans in process..............     8,624
Discounts, premiums and
 deferred loan fees............     1,629
Allowance for losses...........       512
                                 -------
LOANS, NET.....................  $ 78,897
                                 -------
                                 -------

------------------------
* Less than one percent

     The following table sets forth at June 30, 1995 the principal amounts of the Bank's loan portfolio with contractual maturities during the periods indicated.

                                                                                   JUNE 30, 1995
                                                        -------------------------------------------------------------
                                                                                     MATURING
                                                        -------------------------------------------------------------
                                                                         AFTER 1 YEAR
                                                        WITHIN 1 YEAR    THROUGH 5 YEARS    AFTER 5 YEARS     TOTAL
                                                        -------------    ---------------    -------------    --------
                                                                                  (IN THOUSANDS)
Real Estate:
  Residential and commercial.........................   $    8,440       $    20,053        $   120,518      $149,011
  Construction and lot(1)............................       25,050             4,196                497        29,743
Commercial business..................................        6,082             7,842              2,352        16,276
Consumer.............................................        2,679            31,855              3,705        38,239
                                                        -------------    ---------------    -------------    --------
Total................................................   $   42,251       $    63,946        $   127,072      $233,269
                                                        -------------    ---------------    -------------    --------
                                                        -------------    ---------------    -------------    --------
Maturing after one year with:
Variable interest rates..............................                    $    29,527        $    98,922
Fixed interest rates.................................                         34,419             28,150
                                                                         ---------------    -------------
Total................................................                    $    63,946        $   127,072
                                                                         ---------------    -------------
                                                                         ---------------    -------------

------------------------
(1) Net of loans-in-process.

     The Bank provides residential real estate construction and mortgage loans, consumer loans to individuals and commercial business loans. Loans secured by real estate generally include construction loans, loans to refinance or purchase existing properties, home equity loans and land acquisition and development loans.

     Real Estate Mortgage Loans. The Bank's real estate mortgage loans consist of commercial and residential mortgage loans, which are secured by existing properties. The Bank's residential mortgage loans have terms which do not exceed 30 years and are secured by one-to four-family residences. The majority of residential mortgages which the Bank holds in its portfolio provide for interest rate adjustments every year and such adjustments are limited to 5% to 6% over the term of the loan. Loans made for 80% to 95% of the appraised value of the financed residences are primarily originated with private mortgage insurance which essentially insures that portion of the loan which is in excess of 80% of the appraised value of the financed residences. As of June 30, 1995, the loan portfolio includes approximately $12.8 million of residential loans which have loan to value ratios of greater than 80%, when originated, and have no private mortgage insurance. The Company believes that these loans, which the Company makes in the normal course of business from time to time, have not resulted in a significantly greater loss experience than the aggregate residential mortgage portfolio and these loans have higher yields.

     Residential mortgage loans generally are underwritten by the Bank in accordance with guidelines of the FHLMC. The Bank is an approved seller/servicer for the FNMA and the FHLMC.

     Loans secured by commercial properties generally have terms ranging from one to five years and interest rate adjustment periods ranging from monthly to three years. Amortization periods for commercial mortgage loans generally do not exceed 25 years. Commercial real estate loans originated by the Bank are primarily secured by income producing properties such as office buildings and retail space. Generally, in underwriting commercial real estate loans, the Bank requires the personal guaranty of borrowers, a maximum loan to value ratio of 80%, and a cash flow to debt service ratio of 1.2 to 1.

     Construction Loans. Residential real estate construction loans comprised approximately 17% of the Bank's total loan portfolio as of June 30, 1995. Of the total construction loan portfolio of $41.1 million as of June 30, 1995, all are for one-to four-family residential properties.

     The Bank originates one-to four-family residential loans to individuals on a pre-sold basis and through developers on a pre-sold and speculative basis. The Bank's underwriting guidelines regarding residential construction loans require an analysis of the financial condition of the developer or the borrower, the appraised value of the property, and the marketability of the proposed residence, including location and overall portfolio concentrations. Limitations are imposed by the Bank on the amount of loans for the purpose of construction of residences that have not been pre-sold.

     Construction loans generally have terms of between six and 12 months and interest rates which adjust monthly based upon a designated prime rate. Loan proceeds are advanced as construction progresses and inspections warrant. Construction loans are structured either to be converted to permanent loans at the end of the construction phase, or to be paid off upon receipt of financing from another lender.

     The Bank's construction loans are secured by first mortgages on the underlying real estate and have loan-to-value ratios which generally do not exceed 80%. All such loans provide for recourse to the borrower or a related individual in the event of a default. The loan agreements generally require the Bank to advance funds for fees. The amount of the loan generally provides borrowers with sufficient funds to pay the interest on the loan during construction since interest is considered part of the total cost of the property.

     Construction loans afford the Bank the opportunity to increase the interest rate sensitivity of its loan portfolio and to receive yields higher than those obtainable on adjustable-rate mortgage loans secured by existing residential properties. These higher yields correspond to the higher credit risks associated with construction lending. Historically, the Bank has obtained its construction loans through its retail loan officer network and also through the wholesale broker network. These loans are generally made to the homeowner and may or may not involve an end loan commitment. More recently, because of the reduction in the Bank's retail residential loan officer network, the Bank has become more dependent upon the wholesale broker network for its construction loans. In addition, the Bank has entered into an agreement with another financial institution to do the construction phase of their borrowers' residential construction to permanent loan program. The Bank intends to seek similar relationships with other financial entities.

     Construction loans involve additional risks attributable to the fact that loan funds are advanced upon the security of a project under construction, which security is of uncertain value prior to its completion. Because of the uncertainties inherent in estimating construction costs, as well as the market value of the completed project (which is often beyond the control of the borrower), and the effects of governmental regulation on real property, it is relatively difficult to accurately evaluate the total funds required to complete a project and the related loan-to-value ratio. As a result of the foregoing, construction lending often involves the disbursement of substantial funds with repayment dependent, in part, on the success of the ultimate project rather than the ability of the borrower or guarantor to repay principal and interest. If the Bank is forced to foreclose on a project prior to or at completion due to a default, there can be no assurance that the Bank will be able to recover all of the unpaid balance of, and accrued interest on, the loan as well as the related foreclosure and holding costs. In addition, the Bank may be required to fund additional amounts to complete a project and may have to hold the property for an indeterminable period of time. The Bank has underwriting procedures designed to identify what it believes to be acceptable levels of risk.

     Consumer Loans. Consumer loans are extended for a variety of purposes including the purchase of automobiles, home improvement, lines of credit, unsecured personal loans and education. As of June 30, 1995, consumer loans were $38.2 million or 15% of total loans. Loans secured by automobiles are the dominant consumer loans and represented $31.7 million or 83% of total consumer loans as of June 30, 1995. Automobile loans are obtained from both the retail branch network and indirectly through referrals from automobile dealerships. Currently, the indirect automobile loans are the dominant portion of the automobile loan portfolio, accounting for 80% of automobile loans at June 30, 1995. Primarily all of the indirect automobile loans are obtained from dealerships within the Bank's market area and are underwritten to the same standards as those automobile loans acquired through a retail banking network. Although the volume of indirect automobile loans may decrease in the future due to increased competition, management believes that the quality and risk is similar for retail and wholesale automobile loans.

     Consumer loan underwriting standards include an examination of the applicant's payment history on other debts and an evaluation of their ability to meet existing obligations and payments on the proposed loan. Although creditworthiness of the applicant is of primary importance, the underwriting process also includes a comparison of the value of the security, if any, in relation to the proposed loan amount. While consumer loans generally involve a higher element of credit risk than one-to four-family residential loans, consumer loans are typically made at higher interest rates and for shorter terms, or at adjustable rates, and are helpful in maintaining a profitable spread between the Bank's loan yield and its cost of funds.

     Commercial Business Loans. Commercial business loans (excluding SBA loans) totalled $14.9 million as of June 30, 1995 representing 6% of total loans. Commercial business loan underwriting practices assess the borrower's creditworthiness and ability to repay, including an evaluation of the value of any collateral securing the proposed loan. While commercial business loans generally are made for shorter terms and at a higher yields than one-to four-family residential loans, such loans generally involve a higher level of risk than one-to four-family residential loans. In 1995, the Bank expanded its commercial business lending activities and expects to continue to pursue the commercial business loan area.

     SBA loans are underwritten in accordance with the guidelines of the SBA. These loans are made to small businesses and usually require that significant collateral be assigned to the Bank from the borrower. Typically, the SBA guarantees 80% to 90% of the loan balance with the remaining portion unguaranteed. The SBA-guaranteed portion of the loans is then salable in secondary markets, with the Bank retaining the portion that is not guaranteed. SBA loans are similar to commercial business loans in yield and credit risk. The SBA loans shown in the Company's financial statements reflect only the unguaranteed portion of such loans. The SBA loans totalled $1.4 million or .6% of the total portfolio at June 30, 1995.

     Other Lending Activities. The Bank may also extend loans for other purposes from time to time, including land, acquisition and development and residential lot loans.

     The following table sets forth total loans and loans held for sale that were originated, purchased, sold and repaid during the periods indicated:

                                                          QUARTER ENDED
                                                             JUNE 30,              YEARS ENDED MARCH 31,
                                                        ------------------    --------------------------------
                                                         1995       1994        1995        1994        1993
                                                        -------    -------    --------    --------    --------
                                                                            (IN THOUSANDS)
Real estate loan originations........................   $18,489    $24,034    $ 90,308    $149,568    $154,213
Consumer and other loan originations.................    14,141      5,280      22,045       8,936       2,216
                                                        -------    -------    --------    --------    --------
     Total loan origination..........................    32,630     29,314     112,353     158,504     156,429
Loans purchased......................................                  700       6,193      47,209       1,704
Loans acquired in mergers............................                           41,682                  28,919
                                                        -------    -------    --------    --------    --------
Total loan originations and purchases................    32,630     30,014     160,228     205,713     187,052
                                                        -------    -------    --------    --------    --------
LESS:
     Principal repayment on loans and loans held for
       sale..........................................    26,276      3,081      34,624      37,384      36,573
     Sale of loans and loans held for sale...........    11,461     18,810      53,927     138,617     129,145
                                                        -------    -------    --------    --------    --------
Total repayments and sale of loans...................    37,737     21,891      88,551     176,001     165,718
                                                        -------    -------    --------    --------    --------
     Total increase (decrease) in principal
       loan balances.................................    (5,107)     8,123      71,677      29,712      21,334
Net (increase) decrease in deferred loan fees,
  premiums and discounts.............................       148        636        (816)        101         838
Net decrease (increase) in loans in process..........     6,907        141       1,416      (3,586)     (4,951)
Net (increase) decrease in allowance for loss........       (69)       (20)     (1,436)        176        (472)
                                                        -------    -------    --------    --------    --------
     Net increase in loans and loans held
       for sale......................................   $ 1,879    $ 8,880    $ 70,841    $ 26,403    $ 16,749
                                                        -------    -------    --------    --------    --------
                                                        -------    -------    --------    --------    --------

     Lending Procedures. Loan applications may be approved by the Board of Directors, its Executive Committee or the Management Loan Committee. The review of each loan application includes the applicant's credit history, income level, financial condition, and the value of any collateral to secure the loan (which, in the case of real estate loans, utilizes a review of an appraisal report prepared by an independent appraiser). In the case of major real estate loans, the loan underwriting process typically involves an analysis of the economic feasibility of the proposed project.

     The Management Loan Committee is currently comprised of the President, Executive Vice President-Finance, the Senior Vice President-Lending, the Senior Vice President-Operations, the Senior Vice President-Commercial Lending and the Vice President-Loan Administration. The Management Loan Committee is authorized to approve residential and commercial mortgage/commercial non-mortgage loans up to $500,000. The committee is also authorized to approve consumer loan applications up to $100,000. All other loan applications are subject to the approval of the Board of Directors or its Executive Committee.

     With respect to any approved real estate loan, the Bank issues a written commitment to the applicant, setting forth the terms under which the loan will be extended. A title insurance commitment for the mortgaged property is obtained from an approved title company prior to the closing. Fire, casualty, and flood insurance (where applicable) are obtained, naming the Bank as a mortgagee.

     In accordance with the Bank's policies and applicable law, the documentation of each real estate loan includes: an application signed by the applicant, disclosing the purpose for which the loan is sought and the identity of the property; one or more written appraisal reports disclosing the fair market value of the security offered by the applicant; a signed financial statement of the applicant or a written credit report prepared by the Bank or by others at its request; documentation showing the date, amounts, purpose, and recipient of every disbursement of loan proceeds; an opinion of the Bank's attorney; a title insurance policy or other documentary evidence customarily used in the appropriate jurisdiction, affirming the quality and validity of the Bank's lien on the relevant real estate; documentation covering all modifications of the original mortgage contract showing appropriate approval for each such modification; and documentation covering all releases of any portion of the collateral supporting the loan.

SERVICING OF MORTGAGE LOANS

     The Bank services virtually all of its loan portfolio. As of June 30, 1995, the Bank was also servicing $325 million in loans and loan participations for other lenders. The Bank services both loans and loan participations it has sold to others, as well as loans pursuant to the purchase of servicing rights.


     The Bank has placed emphasis on the development of a mortgage loan servicing portfolio to effectively utilize excess servicing capacity to generate servicing fee income. The Bank has such excess servicing capacity due to its regular needs for a minimum level of personnel and facilities to service the Bank's own portfolio. Management believes that it is cost effective to use its personnel base to service loans for others and generate fee income.


     During 1995, the Bank purchased rights to service approximately $198 million in loans for $2.3 million. Mortgage loan servicing involves collecting principal, interest and escrow funds for taxes and insurance from mortgage loan borrowers, paying principal and interest to mortgage loan investors, paying property taxes and insurance premiums on mortgaged property, supervising foreclosures in the event of unremedied defaults, and performing all related accounting and reporting activities. The Bank sells loans on a non-recourse basis through its mortgage banking in the secondary market, and generally continues to service such loans.

     With regard to purchased servicing rights, such rights are typically purchased from other thrift institutions and mortgage banking companies. In purchasing servicing rights, a valuation of the servicing rights and an assessment of the portfolio is conducted by the Bank. A computer model is utilized in the evaluation process which assesses prepayment expectations, costs to establish servicing files, the on-going costs of servicing, the mortgage loan coupon range and concentrations, servicing margin, payment remittance cycles and utilization of escrow funds.

     Although the originator or its assignee retains title and reimburses the servicer for the majority of expenses should foreclosure be required, the purchase of servicing rights involves risks to the servicer, particularly should the underlying loans be prepaid faster than that assumed in the servicing rights valuation process. Should loan prepayments be accelerated, the amortization of the amount paid for servicing rights (which amount is amortized over the estimated life of the underlying loan utilizing the interest method) must also be accelerated thereby reducing income. See Note 8 of Notes to Consolidated Financial Statements. The Bank seeks to mitigate such risks by diversifying the servicing portfolio between fixed-rate and adjustable-rate mortgage loans and among various states, including Florida, California, Iowa and Illinois.

NON-PERFORMING ASSETS AND ALLOWANCE FOR LOAN LOSSES

     The Bank's non-performing assets consist of real estate acquired through foreclosures ('real estate owned') and loans which are 60 days or more past due. Accrued interest on loans which are more than 60 days past due is excluded from income and any previously accrued and unpaid interest is reversed through interest income. Non-performing assets as of June 30, 1995 were $6.3 million, representing 2.3% of the Bank's total assets. The following table details the Bank's non-performing assets at June 30, 1995 and for the five-year period ending March 31, 1995:

                                                  QUARTER ENDED                YEARS ENDED MARCH 31,
                                                    JUNE 30,       ----------------------------------------------
                                                      1995          1995      1994      1993      1992      1991
                                                  -------------    ------    ------    ------    ------    ------
                                                                               (IN THOUSANDS)
LOANS:
Consumer.......................................   $      446       $  352    $   61    $  241    $   99    $   60
Commercial business............................          922          630       377       398        70       140
Residential mortgage...........................        2,580        1,050       591     2,167       908
Residential construction.......................          340          115        84        70
Commercial mortgage............................          450          162       244       317       550
Repossessed automobiles........................          162          118
                                                  -------------    ------    ------    ------    ------    ------
     TOTAL NON-PERFORMING LOANS:...............        4,900        2,427     1,357     3,193     1,627       200
                                                  -------------    ------    ------    ------    ------    ------
REAL ESTATE OWNED:
Residential construction.......................          143           26       468                 402
Residential....................................          294          219       787       306     2,641     1,337
Land for residential use.......................           59                     61                 330
Land for commercial use........................          764          764       555       574       280       344
Commercial real estate.........................          185                               52       115       292
                                                  -------------    ------    ------    ------    ------    ------
     TOTAL REAL ESTATE OWNED:..................        1,445        1,009     1,871       932     3,768     1,973
                                                  -------------    ------    ------    ------    ------    ------
  Total non-performing assets..................   $    6,345       $3,436    $3,228    $4,125    $5,395    $2,173
                                                  -------------    ------    ------    ------    ------    ------
                                                  -------------    ------    ------    ------    ------    ------
Real estate owned and non-performing loans to
  total assets.................................         2.30%        1.23%     1.56%     2.43%     3.99%     1.76%
                                                  -------------    ------    ------    ------    ------    ------
                                                  -------------    ------    ------    ------    ------    ------

     The increase in non-performing assets from March 31, 1995 to June 30, 1995 was primarily due to two factors: (1) certain loans acquired in connection with the acquisition of Governors, which had been identified at the time of acquisition and classified by the Bank but remained performing until the quarter ended June 30, 1995 and (2) a number of residential mortgage loans that became delinquent during the period due to personnel vacancies in key loan collection positions, which vacancies were subsequently filled.

     All of the Bank's assets are reviewed at least quarterly by a committee comprised of five members of the Bank's management (the 'Committee') for the purpose of determining a loan's classification as substandard, doubtful, or loss, as appropriate. An asset is considered 'substandard' if it is inadequately protected by the current net worth and paying capacity of the obligor or the collateral pledged. 'Substandard' assets include those characterized by the distinct possibility that the insured institution will sustain some loss if the deficiencies are not corrected. Assets classified as doubtful have all of the weaknesses inherent in those classified as substandard, with the added characteristic that the weaknesses present make collection or liquidation in full on the basis of currently existing facts, conditions, and values, highly questionable and improbable.

     General allowances represent loss allowances which have been established to recognize the inherent risk associated with lending activities, unlike specific allowances that have not been allocated to a particular problem asset. Assets classified as loss are those considered uncollectible and of such little value that their continuance as assets is not warranted. The Bank will charge off 100% of the assets classified as loss. The Bank's determination as to the classification of its assets and the amount of its valuation allowances is subject to review by the OTS, who can order the establishment of additional general or specific loss allowances.

     Although the Bank uses its best judgment in underwriting each loan, industry experience indicates that a portion of the Bank's loans will become delinquent. Regardless of the underwriting criteria utilized by savings and loan associations, losses may be experienced as a result of many factors beyond their control including, among other things, changes in market conditions affecting the value of security and unrelated problems affecting the credit of the borrower. Due to the concentration of loans in South Florida, adverse economic conditions in this area could result in a decrease in the value of a significant portion of the Bank's collateral.

     In the normal course of business, the Bank has recognized and will continue to recognize losses resulting from the inability of certain borrowers to repay loans and the insufficient realizable value of collateral securing such loans. Accordingly, management has established an allowance for loan losses, which totalled approximately $2.58 million at June 30, 1995 and $2.51 million as of March 31, 1995, which is allocated according to the following table:

                                                                                       YEAR ENDED MARCH 31,
                         JUNE 30,        ------------------------------------------------------------------------------------------
                            1995                   1995                   1994                   1993                  1992
                  ---------------------  ---------------------  ---------------------  ---------------------  ---------------------
                               PERCENT                PERCENT                PERCENT                PERCENT                PERCENT
                  ALLOWANCE    OF LOANS  ALLOWANCE    OF LOANS  ALLOWANCE    OF LOANS  ALLOWANCE    OF LOANS  ALLOWANCE    OF LOANS
                        FOR    TO TOTAL        FOR    TO TOTAL        FOR    TO TOTAL        FOR    TO TOTAL       FOR     TO TOTAL
                  LOAN LOSSES   LOANS    LOAN LOSSES   LOANS    LOAN LOSSES   LOANS    LOAN LOSSES   LOANS    LOAN LOSSES   LOANS
                  -----------  --------  -----------  --------  -----------  --------  -----------  --------  -----------  --------
                                                                                                           (DOLLARS IN THOUSANDS)
Real estate
  construction
  and lot........ $     357        18%   $     281        19%   $     212        29%   $     137        31%   $    174         31%
Real estate
  residential and
  commercial.....       951        60          535        60          481        66          632        63         440         64
Commercial
  business.......       531         7          531         7          114         1          152         2          70          1
Consumer.........       496        15          406        14          163         4          201         4          91          4
Unallocated(1)...        60                    754                    101                    125
                  -----------  --------  -----------  --------  -----------  --------  -----------  --------  -----------  --------
TOTAL............ $   2,576       100%   $   2,507       100%   $   1,071       100%   $   1,247       100%   $    775        100%
                  -----------  --------  -----------  --------  -----------  --------  -----------  --------  -----------  --------
                  -----------  --------  -----------  --------  -----------  --------  -----------  --------  -----------  --------


                           1991
                   ---------------------
                                PERCENT
                   ALLOWANCE    OF LOANS
                        FOR     TO TOTAL
                   LOAN LOSSES   LOANS
                   -----------  --------

Real estate
  construction
  and lot........  $    146         35%
Real estate
  residential and
  commercial.....       290         59
Commercial
  business.......        62          2
Consumer.........        14          4
Unallocated(1)...
                   -----------  --------
TOTAL............  $    512        100%
                   -----------  --------
                   -----------  --------

------------------------
(1) The unallocated portion of the allowance for loan losses decreased from March 31, 1995 to June 30, 1995 primarily due to the Bank increasing its reserve percentage from 10% to 15% of loans classified substandard. The unallocated balance at March 31, 1995, assuming a 15% reserve for loans classified substandard, would decrease to $439,000.

     In evaluating the adequacy of the allowance for loan losses, management has taken into consideration the loan portfolio, past loan loss experience, current economic conditions, workout arrangements, pending sales, the financial strength of the borrowers, and the appraised value of the collateral at the time reserves were established. Although management believes the allowance for losses is adequate, their evaluation is dependent upon future events. Management's evaluation of losses is a continuing process which may necessitate adjustments to the allowance in future periods.

     The following table details the charge-offs, recoveries, net charge-offs and ending balance of the allowance for loan losses for the quarter ended June 30, 1995 and the years ended March 31, 1995, 1994, 1993, 1992 and 1991:

                                                    AT OR FOR THE
                                                    QUARTER ENDED         AT OR FOR THE YEAR ENDED MARCH 31,
                                                      JUNE 30,       --------------------------------------------
                                                          1995        1995      1994      1993     1992     1991
                                                    -------------    ------    ------    ------    -----    -----
                                                                           (IN THOUSANDS)
Beginning balance................................   $    2,507       $1,071    $1,247    $  775    $ 512    $ 504
Reserves acquired in connection
  with merger....................................                     1,399                 319
CHARGE OFFS:
  Real estate mortgage...........................           50          344       274       530      427      618
  Real estate construction.......................                        10        11       138       43
  Consumer.......................................          135          105         8       102        6
  Commercial business............................           23          158       459       226
                                                    -------------    ------    ------    ------    -----    -----
SUBTOTAL - charge-offs...........................          208          617       752       996      476      618
                                                    -------------    ------    ------    ------    -----    -----
RECOVERIES:
  Real estate mortgage...........................           25          166       235       138       35       10
  Consumer.......................................           25           15                   8
  Commercial business............................          202          273       127
                                                    -------------    ------    ------    ------    -----    -----
SUBTOTAL - Recoveries............................          252          454       362       146       35       10
                                                    -------------    ------    ------    ------    -----    -----
Net (charge-offs) recovery.......................           44         (163)     (390)     (850)    (441)    (608)
Provision for losses.............................           25          200       214     1,003      704      616
                                                    -------------    ------    ------    ------    -----    -----
Ending balance...................................   $    2,576       $2,507    $1,071    $1,247    $ 775    $ 512
                                                    -------------    ------    ------    ------    -----    -----
                                                    -------------    ------    ------    ------    -----    -----
Ratio of net charge-offs during the period to
  average loans outstanding during the period....            0%         .09%      .27%      .75%     .55%     .65%
                                                    -------------    ------    ------    ------    -----    -----
                                                    -------------    ------    ------    ------    -----    -----

INVESTMENT ACTIVITIES

     The Bank is required by federal regulations to maintain minimum levels of liquid assets. See 'Regulatory Matters--Federal Regulation' and 'Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity.' The Bank considers such factors as liquidity, yields, interest rate exposure, and general economic conditions in determining the composition of its investments portfolio. As of June 30, 1995 the Company had cash and cash equivalents of $15 million and investments of $11 million representing, in the aggregate, 10% of its total assets. See Note 3 of Notes to Consolidated Financial Statements.

DEPOSITS

     The Bank offers a variety of deposit programs, including NOW accounts, money market deposit accounts, statement savings accounts, and variable-or fixed-rate certificates of deposit with maturities ranging from 30 days to five years. The principal difference among certificate accounts relate to minimum balance, term, interest rate, and method of compounding. The Bank does not accept brokered deposits.

     As of June 30, 1995, certificate accounts in the amount of $100,000 or more amounted to approximately $15.4 million representing 6.8% of total deposits. This amount has slightly increased from $14.7 million at March 31, 1995, and remained relatively flat as a percent of total deposits.

     The following table sets forth the amounts and the weighted-average interest rate on each category of the Bank's deposit accounts as of the dates indicated:

                                    JUNE 30,                                           MARCH 31,
                          ----------------------------   ----------------------------------------------------------------------
                                      1995                           1995                           1994                 1993
                          ----------------------------   -----------------------------  ----------------------------   --------
                                    WEIGHTED                       WEIGHTED                       WEIGHTED
                                    AVERAGE   PERCENT              AVERAGE   PERCENT              AVERAGE   PERCENT
                                    STATED    OF TOTAL             STATED    OF TOTAL             STATED    OF TOTAL
                           AMOUNT     RATE    DEPOSITS    AMOUNT     RATE    DEPOSITS    AMOUNT     RATE    DEPOSITS    AMOUNT
                          --------  --------  --------   --------  --------  --------   --------  --------  --------   --------
                                                                 (DOLLARS IN THOUSANDS)
Passbook and Statement
  Accounts............... $ 19,052    2.45%      8.46%   $ 19,395    2.45%      8.44%   $ 19,885    2.40%     12.69%   $ 19,945
Commercial Checking
  Accounts...............   25,504              11.33      26,149              11.38       6,027               3.85       6,408
Money Market Deposit
  Accounts...............   13,179    2.45       5.86      14,581    2.45       6.35      12,217    2.40       7.80      10,052
NOW Accounts.............   26,368    2.00      11.71      26,688    2.00      11.62      25,498    2.00      16.28      19,300
30-90 day Certificates
  of Deposit.............    2,216    4.07        .98       2,974    4.13       1.30       3,201    2.85       2.04       3,406
6-9 month Certificates
  of Deposit.............   41,047    5.86      18.24      42,011    5.75      18.28      26,041    3.34      16.62      29,571
12-18 month Certificate
  of Deposit.............   70,324    5.67      31.24      74,090    5.43      32.25      46,023    3.79      29.38      39,739
2-year Certificates
  of Deposit.............    7,086    4.80       3.15       7,464    4.48       3.25       9,482    4.44       6.05       9,890
3-year Certificates
  of Deposit.............    2,175    5.01        .97       1,656    4.99        .72       1,309    4.79        .84       1,446
5-year Certificates
  of Deposit.............   13,179    5.90       5.86      13,597    5.76       5.92       6,075    6.10       3.88       4,612
Jumbo Certificates
  (varying maturities)...    4,951    6.94       2.20       1,130    5.58        .49         893    4.54        .57       1,542
                          --------            --------   --------            --------   --------            --------   --------
TOTAL DEPOSITS........... $225,081    4.00%    100.00%   $229,735    4.00%    100.00%   $156,651    3.11%    100.00%   $145,911
                          --------            --------   --------            --------   --------            --------   --------
                          --------            --------   --------            --------   --------            --------   --------


                           WEIGHTED
                           AVERAGE   PERCENT
                           STATED    OF TOTAL
                             RATE    DEPOSITS
                           --------  --------

Passbook and Statement
  Accounts...............    2.85%     13.67%
Commercial Checking
  Accounts...............               4.39
Money Market Deposit
  Accounts...............    3.00       6.89
NOW Accounts.............    2.80      13.23
30-90 day Certificates
  of Deposit.............    3.02       2.33
6-9 month Certificates
  of Deposit.............    3.36      20.27
12-18 month Certificate
  of Deposit.............    3.99      27.23
2-year Certificates
  of Deposit.............    5.50       6.78
3-year Certificates
  of Deposit.............    7.63        .99
5-year Certificates
  of Deposit.............    6.77       3.16
Jumbo Certificates
  (varying maturities)...    4.40       1.06
                                     --------
TOTAL DEPOSITS...........    3.51%    100.00%
                                     --------
                                     --------

     The following table sets forth the deposit activity of the Bank for the periods indicated:

                                                           THREE MONTHS
                                                               ENDED
                                                             JUNE 30,                     YEAR ENDED MARCH 31,
                                                         -----------------   ----------------------------------------------
                                                          1995      1994      1995      1994      1993      1992     1991
                                                         -------   -------   -------   -------   -------   ------   -------
                                                                               (DOLLARS IN THOUSANDS)
DEPOSIT ACTIVITY
Net deposits (withdrawals)(1)..........................  $(4,987)  $(2,171)  $68,303   $ 7,097   $24,212   $  956   $(6,291)
Interest credited(2)...................................      333       128     4,781     3,643     4,350    6,524     7,220
                                                         -------   -------   -------   -------   -------   ------   -------
Net (decrease) increase in deposits....................  $(4,654)  $(2,043)  $73,084   $10,740   $28,562   $7,480   $   929
                                                         -------   -------   -------   -------   -------   ------   -------
                                                         -------   -------   -------   -------   -------   ------   -------

------------------------
(1) Includes $58.1 million and $41.8 million of deposits acquired in connection with mergers in 1995 and 1993, respectively.

(2) Excludes interest paid directly to account holders.

     The following table presents, by stated interest rate ranges, the amount of certificates of deposits outstanding (in thousands) at June 30, 1995 and the periods to maturity of the certificates of deposits by the stated interest rate ranges at June 30, 1995:

                                                                                                 JUNE 30, 1995
                        JUNE 30,                      MARCH 31,                       -----------------------------------
                        --------   ------------------------------------------------     0-6      7-12     13-18    19-24
                          1995       1995      1994      1993      1992      1991     MONTHS    MONTHS    MONTHS   MONTHS
                        --------   --------   -------   -------   -------   -------   -------   -------   ------   ------
Up to 3.00%...........                        $ 3,124   $ 1,307
3.01 to 4.00%.........  $  1,833   $  7,768    68,517    60,753   $ 3,188             $  1,197  $    633  $     3
4.01 to 5.00%.........    25,626     37,616    14,415    11,404    30,466               20,909     3,347      541  $   196
5.01 to 6.00%.........    58,106     48,575     4,180     9,258    22,998               35,695    11,487    1,388      729
6.01 to 7.00%.........    46,958     44,725     1,237     4,382    14,144   $13,243     18,264    23,598    3,045    1,448
Over 7.01%............     8,455      4,238     1,551     3,102     3,277    73,230      1,133     3,736    3,123      196
                        --------   --------   -------   -------   -------   -------   -------   -------   ------   ------
  TOTAL...............  $140,978   $142,922   $93,024   $90,206   $74,073   $86,473   $ 77,198  $ 42,801  $ 8,100  $ 2,569
                        --------   --------   -------   -------   -------   -------   -------   -------   ------   ------
                        --------   --------   -------   -------   -------   -------   -------   -------   ------   ------
Percent of total......                                                                      55%       30%       6%       2%
                                                                                      -------   -------   ------   ------
                                                                                      -------   -------   ------   ------


                        THEREAFTER
                        ----------
Up to 3.00%...........
3.01 to 4.00%.........
4.01 to 5.00%.........  $     634
5.01 to 6.00%.........      8,809
6.01 to 7.00%.........        600
Over 7.01%............        267
                        ----------
  TOTAL...............  $  10,310
                        ----------
                        ----------
Percent of total......          7%
                        ----------
                        ----------

BORROWINGS

     The Bank generally may borrow from the FHLB upon the security of the capital stock of the FHLB owned by the Bank, certain of its home mortgages, and certain other assets (principally obligations of, or guaranteed by, the United States Government or a federal agency). Several credit options are made available to banks from time to time by the FHLB to meet seasonal or other withdrawals of deposits and to permit the expansion of lending activities. Each credit option has specified maturity and either a fixed or a variable interest rate determined by the FHLB. Rates offered for variable interest FHLB borrowings are set from time to time by the FHLB. FHLB policy prescribes the acceptable use to which the proceeds of such borrowings may be used. As of June 30, 1995, the Bank had $15 million in such borrowings outstanding.

     FHLB advances are collateralized by FHLB stock and mortgage loans pledged in accordance with an agreement the Bank entered into with the FHLB. In accordance with the agreement, the Bank had pledged as collateral loans with an aggregate principal balance of approximately $44 million, $44 million, $48 million and $21 million at June 30, 1995 and March 31, 1995, 1994 and 1993, respectively.

     From time to time the Bank enters into repurchase agreements with securities dealers and commercial banks. A repurchase agreement is a form of securities borrowing which involves the sale and delivery of securities by the Bank to a securities broker or dealer in an amount equal to a percentage of the fair market value of the securities, coupled with the Bank's agreement to repurchase the securities at a later date. The Bank pays the broker or dealer a fixed-rate of interest for the use of the funds for the period involved which ranges from overnight to two years. At maturity, the loans are repaid and the securities are returned to the Bank. The amounts of securities sold under such agreements vary widely and depend on many factors which include the terms available for such transactions, the ability of the Bank to apply the proceeds to investments having higher returns, the demand for such transactions, and management's perception of trends in short-term interest rates. The Bank, in each such transaction, requires the broker or dealer to adhere to procedures for the safekeeping of the Bank's securities. As of June 30 1995, the Bank had $2,469,000 outstanding in repurchase agreements.

     The following table presents selected information on borrowings:

                                                JUNE 30,                         MARCH 31,
                                                --------    ---------------------------------------------------
                                                  1995       1995       1994       1993       1992       1991
                                                --------    -------    -------    -------    -------    -------
                                                                    (DOLLARS IN THOUSANDS)
SHORT TERM BORROWINGS:
FHLB Advances:
  Amounts outstanding at end
     of period...............................   $ 15,000    $15,000    $20,000
  Weighted average rate at end
     of period...............................       6.20%      6.15%      3.86%
  Maximum amount outstanding at any month
     end.....................................   $ 15,000    $20,000    $40,000               $13,000    $14,800
  Approximate average amount outstanding
     during period...........................     13,000     16,000     15,000                 3,331      5,045
  Approximate weighted average rate for
     period..................................       6.20%      4.71%      3.45%                 8.25%      8.60%
OTHER BORROWED MONEY:
  Amounts outstanding at end
     of period...............................   $  2,469    $ 2,748                                     $    37
  Weighted average rate at end
     of period...............................       5.81%      5.96%                                      11.00%
  Maximum amount outstanding at any month
     end.....................................   $  4,251    $ 2,748                                     $    37
  Approximate average outstanding during
     period..................................      4,154        663                                         127
  Approximate weighted average rate for
     period..................................       5.80%      5.60%                                       8.42%

COMPETITION


     The Bank experiences strong competition both in attracting deposits and originating loans in its South Florida market area. Direct competition for deposits comes from other savings and loan associations, commercial banks, credit unions, money market funds and other providers of financial services and is significant largely due to the desire of financial institutions to access the high proportion of retirees who live in South Florida and have above average liquid assets. The Bank competes with other savings and loan associations, commercial banks and credit unions for loans. In addition, mortgage banking companies are competitors for residential real estate loans. Many of these competitors have greater financial resources, larger branch networks, better name recognition, greater economies of scale, less regulatory burdens, less capital requirements and larger employee bases than the Bank. The primary methods used to attract deposit accounts include interest rates, variety and quality of services, convenience of branches and advertising and promotions. The Bank competes for loans through interest rates, loan fees and efficient, quality service provided to customers.

EMPLOYEES

     The Company employed approximately 145 persons as of September 30, 1995. None of the Company's employes are subject to a collective bargaining agreement, and the Company believes that its employee relations are good.

FACILITIES

     The Bank operates seven full-service branches, of which three of the facilities are owned and four are leased. The Bank owns an office building in West Palm Beach, Florida which houses its corporate office headquarters and a full-service branch. Two-thirds of the building serves as the Company's corporate headquarters, which includes the Bank's loan servicing, item processing, proof-of-deposit, accounting, and administration departments as well as a loan production and branch depository facility. The remaining office space is fully leased to unaffiliated parties. Two branches located in Palm Beach Gardens and Homestead, Florida were relocated from leased space to Company owned buildings which were both constructed during 1995. Net book value for office buildings and land was $4.5 million at March 31, 1995.

     The Bank leases four full-service branches in Palm Beach County, Florida, of which two branches were acquired in connection with the Governors merger.


LEGAL PROCEEDINGS

     In the ordinary course of business, the Company or the Bank may be involved in litigation from time to time. As of the date of this Prospectus, neither the Company nor the Bank is a party to any pending material legal proceedings, nor is management aware of any such material actions threatened against the Company or the Bank.

                      PROPOSED ACQUISITION OF BANYAN BANK

GENERAL

     On September 7, 1995, the Company and the Bank entered into a Stock Purchase Agreement (the 'Purchase Agreement') with the shareholders of Banyan, which provides for the acquisition of all of the outstanding capital stock of Banyan (the 'Acquisition'). Under the terms of the Purchase Agreement, the Company will purchase the shares of stock and will subsequently merge Banyan into the Bank, with the Bank being the surviving entity in the merger (the 'Merger').

     The Acquisition is subject to receipt of various regulatory approvals and consents of shareholders and boards of directors, the closing of the Offerings and certain other conditions, and is not expected to close until early 1996. The following is a summary of the material terms of the Acquisition. For a more complete description, reference is made to the Purchase Agreement, which was filed as an exhibit to the Registration Statement.

BUSINESS OF BANYAN

     Banyan was formed in 1984 to operate as a community bank in Boca Raton, which is located in South Palm Beach County, Florida. Banyan is a closely held bank with the majority of its common stock held by one family. At June 30, 1995, Banyan had total assets of $47.9 million, total deposits of $43.2 million and stockholders' equity of $4.4 million. Banyan is a state commercial bank chartered in Florida and a member of the Federal Reserve Bank. Currently, Banyan is operating from two banking centers, one in Boca Raton and one in the neighboring town of Boynton Beach. Banyan offers a broad range of banking services, including interest-bearing deposits in the form of NOW, money market, savings and time accounts, certificates of deposit and real estate, construction, commercial and consumer loans. Banyan's principal business is attracting retail deposits from the general public and lending or investing those deposits, together with borrowed funds, in the loan products described above, as well as in investment securities.

     Banyan was targeted by the Company for two primary strategic reasons: (i) Banyan's two banking center locations in South Palm Beach County, and (ii) Banyan's commercial loan portfolio, which when combined with the Bank's portfolio will increase the percentage of commercial business loans in the overall portfolio as well as the Bank's customer base in South Palm Beach County.

PURCHASE PRICE

     The purchase price to be paid pursuant to the Purchase Agreement shall be equal to 207% of the first $4,600,000 of the Tangible Equity (as defined in the Purchase Agreement) of Banyan, plus 100% of any Tangible Equity in excess of $4,600,000, as of the calendar month ended immediately prior to the closing of the transaction.

CONDITIONS TO ACQUISITION

     Consummation of the Acquisition by the Bank and the shareholders of Banyan is subject to the fulfillment of certain conditions, including, but not limited to, the following: (a) the receipt and effectiveness of all government approvals required to be received to consummate the Acquisition and the Merger, without the imposition of conditions that would, in the reasonable determination of the Bank, (i) have a material adverse effect on the financial condition, properties, business or operations of the Bank upon completion of the Merger, or (ii) otherwise impair the value of Banyan to the Bank; and all applicable statutory waiting or notice periods with respect to such government approvals shall have expired and all conditions and requirements prescribed by law or by such government approvals shall have been satisfied; and (b) no order, judgment or decree shall be outstanding against any party to the Purchase Agreement or a third party that would have the effect of preventing consummation of the Acquisition or the Merger; no suit, action or other proceeding shall be pending or, to the knowledge of any party, threatened by any governmental body in which it is sought to restrain or prohibit the Purchase and the Merger; and no suit, action or other proceeding shall be pending before any court or governmental agency in which it is sought to restrain or prohibit the Acquisition and the Merger or obtain other substantial monetary or other relief against one or more of the parties to the Purchase Agreement and which the parties determine in good faith, based upon the advice of their respective counsel, makes it inadvisable to proceed with the Acquisition and the Merger.

     In addition to the foregoing conditions, the Bank's obligations under the Purchase Agreement are conditioned on the following: (a) the obligations of Banyan and its shareholders pursuant to the terms of the Purchase Agreement shall have been duly performed and complied with in all material respects and the representations and warranties contained in the Purchase Agreement shall be true and correct in all material respects; (b) there shall not have occurred a material adverse change in Banyan, its business, financial condition or prospects since December 31, 1994; (c) the interim consolidated balance sheet of Banyan for the calendar month end immediately prior to the Closing (as defined below), and as of the Closing, shall reflect total assets of not less than $45,000,000, classified assets of not more than $900,000, allowance for loan losses of not less than 1% of total assets and non-performing assets of not more than 1% of total assets; (d) all, and not less than all, of the shares of Banyan shall be tendered for purchase by the Bank; (e) the Offerings shall have closed and net proceeds thereof shall be not less than $10,000,000; and (f) certain other usual and customary conditions to closing.

CONDUCT OF BANYAN'S BUSINESS PENDING THE ACQUISITION

     The Purchase Agreement requires the shareholders of Banyan to cause Banyan to (i) maintain its existence and good standing under the laws of its organization, and (ii) conduct its business and engage in transactions only in the ordinary course and consistent with its past prudent banking practices. In addition, the shareholders agree to cause Banyan, except as otherwise permitted or required by the Purchase Agreement, not to take any action that would result in any of the representations or warranties contained in the Purchase Agreement not being true and correct in any material respect at the closing.

     The shareholders further agree to cause Banyan to confer with the Bank upon the Bank's request and advise the Bank regarding all material (as defined in the Purchase Agreement) adverse developments, transactions and proposals relating to its financial condition, properties, business or operations, and cause its directors, officers, employees, agents and other representatives to disclose to the Bank any and all material changes in, or events which materially and adversely affect, its financial condition, properties, business or operations.

     Under the Purchase Agreement, except and only to the extent required by fiduciary obligations, the shareholders of Banyan shall not, nor shall they permit any of the directors, officers, employees, representatives, agents or other persons controlled by Banyan to, directly or indirectly, encourage or solicit or hold discussions or negotiations with, or provide any information to, any person, entity or group (other than the Bank) concerning any merger, sale of substantial assets, sale of shares of capital stock or similar transactions involving Banyan.

CLOSING

     The closing of the transactions (the 'Closing') shall take place on the date determined by the Bank after January 1, 1996, not more than 30 days after the calendar month end first occurring after the later of (a) the date of the letter of preliminary approval of the applicable regulatory authority approving the Merger, (b) the date of the closing of the Offerings or (c) such later date on which all conditions precedent to such Closing contained in the Purchase Agreement are satisfied or duly waived; or at such other date, time and place as the parties shall agree, but in no event later than February 29, 1996. In the event the Closing fails to take place prior to March 1, 1996 solely because of a failure to obtain regulatory approval of the Merger, the parties agree that the Purchase Agreement is not terminable until after midnight April 30, 1996.

TERMINATION

     The Purchase Agreement may be terminated at any time prior to the Closing by mutual written consent of the parties.

     In addition, the Purchase Agreement may be terminated on behalf of the Banyan shareholders at any time prior to the Closing if (a) a material condition to closing cannot be fulfilled (other than by reason of the shareholders' failure to comply with their obligations) and nonfulfillment is not waived; or
(b) there shall have been a material default under or a material breach of the Bank's covenants; or (c) after 12:00 midnight, local time, February 29, 1996 (except as otherwise provided in the Purchase Agreement), if all the conditions precedent to the shareholders' obligations to effect the Acquisition shall not have been fulfilled by reason other than their failure to comply with their obligations and the Closing shall not have been effected on or prior to such date.

     The Bank may also terminate the Purchase Agreement at any time prior to October 15, 1995, if as a result of the review by the Bank of Banyan's loan portfolio, assets, liabilities, books, records, business and prospects, the Bank, in its sole discretion, determines that the Acquisition is not desirable or in the best interests of the Bank's shareholders. In addition, the Bank may terminate the Purchase Agreement if (a) any condition to closing which must be fulfilled before the Bank is obligated to consummate the Closing cannot be fulfilled (other than by reason of the Bank's failure to comply with its obligations hereunder) and nonfulfillment is not waived; or (b) there shall have been a material default under or a material breach of the shareholders' covenants; or (c) any representation or warranty of the shareholders shall no longer be true and correct as of any date and remains not true and correct 15 days after notice thereof is given. The Bank may also terminate the Purchase Agreement at any time after 12:00 midnight, local time, February 29, 1996 (except as otherwise provided in the Purchase Agreement), if all the conditions precedent to their obligations to effect the Closing shall not have been fulfilled by reason other than the Bank's failure to comply with its obligations and the Closing shall not have been effected on or prior to such date.

     If the Purchase Agreement is terminated, it shall no longer be of any force or effect and there shall be no liability on the part of any party or its directors, officers or shareholders; provided that (a) if such termination results from breaches by the shareholders of Banyan of any representation, warranty or covenant hereunder, then certain of the shareholders shall pay the Bank liquidated damages in the amount of $100,000 and (b) if such termination results from breaches by the Bank of any representation or warranty or covenant hereunder, then the Company and/or the Bank shall pay the shareholders, pro rata, liquidated damages in the amount of $100,000. The parties further agreed that the failure of the Company to consummate the Offerings shall be deemed sufficient cause for the shareholders to terminate the Purchase Agreement, but shall not be deemed a breach resulting in liquidated damages being payable to them.

     At any time prior to the Closing, either of the parties may (a) extend the time for the performance of any of the obligations or other acts of the other parties, (b) waive any inaccuracies in the representations and warranties of the other party, or (c) waive compliance with any of the agreements or conditions of the other parties.

               PRO FORMA COMBINED CONDENSED FINANCIAL INFORMATION


     The following Unaudited Pro Forma Combined Condensed Statement of Financial Condition of the Company and Banyan as of June 30, 1995 give effect to the acquisition of Banyan as if the acquisition had been consummated on that date. The following Unaudited Combined Condensed Statement of Operations for the year ended March 31, 1995 and the three months ended June 30, 1995 gives effect to the acquisitions of Banyan and Governors as if the acquisitions were consummated on April 1, 1994. The acquisition of Governors was consummated on November 30, 1994. Therefore, the effects of the Governors' acquisition are included in the Company's historical statement of financial condition as of June 30, 1995, statement of operations for the three months ended June 30, 1995 and four months of the effects are included in the Company's historical statement of operations for the year ended March 31, 1995. The unaudited pro forma combined financial information also gives effect to proceeds from the Offerings.

     The unaudited pro forma combined condensed financial information is based on the historical financial statements of the Company, Banyan and Governors after giving effect to the transactions under the purchase method of accounting and the assumptions and adjustments in the accompanying notes to unaudited pro forma combined condensed financial statements. The unaudited pro forma combined condensed statement of operations data for the year ended March 31, 1995 includes the operations of Governors for the eight months ended November 30, 1994. Purchase accounting adjustments to estimated fair values have been made with respect to the assets and liabilities of Banyan and related income and expense accounts of Banyan based upon preliminary estimates and assumptions as of June 30, 1995. Such preliminary estimates and assumptions are subject to change as additional information is obtained. The allocation of the purchase price is subject to final determination, based upon estimates and other evaluations of fair value, as of the actual date of consummation.

     The unaudited pro forma combined condensed financial information has been prepared by the Company's management based upon the historical unaudited quarterly financial statements of Banyan and Governors and audited financial statements and related notes thereto of Banyan, Governors and the Company included elsewhere in this Prospectus. The unaudited pro forma combined condensed financial statements should be read in conjunction with such audited financial statements and notes. The unaudited pro forma combined condensed financial statements are for information purposes only and may not be indicative of the results that actually would have occurred if the transactions had been consummated on the dates indicated and should not be construed as being representative of future periods.

    UNAUDITED PRO FORMA COMBINED CONDENSED STATEMENT OF FINANCIAL CONDITION

                  (AMOUNTS IN THOUSANDS EXCEPT PER SHARE DATA)

                                AT JUNE 30, 1995

                                                       REPUBLIC SECURITY
                                                       FINANCIAL CORP.      BANYAN BANK    PRO FORMA        COMBINED
                                                        (HISTORICAL)        (HISTORICAL)   ADJUSTMENTS      PRO FORMA
                                                       -----------------    -----------    -----------      ---------
ASSETS
  Cash and due from banks............................  $       3,777        $   8,278                       $  12,055

  Interest-bearing deposits in other financial
     institutions....................................         11,254                       $  (9,100)(a)
                                                                                                     (b)
                                                                                                     (b)

  Investments held to maturity.......................         11,358                                           11,358
  Investments available for sale.....................                           2,570                           2,570
  Loans, net.........................................        229,819           35,953                         265,772
  Property and equipment, net........................          6,038              274                           6,312
  Real estate owned..................................          1,445              491                           1,936

  Goodwill...........................................          3,173                           4,671(a)         7,834
  Other assets.......................................          9,116              351                           9,477
                                                       -----------------    -----------    -----------      ---------
Total assets.........................................  $     275,980        $  47,917      $                $
                                                       -----------------    -----------    -----------      ---------
                                                       -----------------    -----------    -----------      ---------

LIABILITIES
  Deposits...........................................  $     225,081        $  43,216                       $ 268,297
  Securities sold under agreements to repurchase.....          2,469                                            2,469
  Federal Home Loan Bank advances....................         15,000                                           15,000
  Other liabilities..................................         10,758              272                          11,030
                                                       -----------------    -----------    -----------      ---------
Total liabilities....................................        253,308           43,488                         296,796
                                                       -----------------    -----------    -----------      ---------
SHAREHOLDERS' EQUITY:

  Preferred stock....................................          4,025                                 (b)
  Common stock.......................................             43            2,657         (2,657)(a)
                                                                                                     (b)

  Additional paid in capital.........................         16,211            1,061         (1,061)(a)
                                                                                                     (b)
  Retained earnings..................................          2,393              696           (696)(a)        2,393

  Net unrealized gain on available
     for sale securities.............................                              15            (15)(a)
                                                       -----------------    -----------    -----------      ---------
Total shareholders' equity...........................         22,672            4,429
                                                       -----------------    -----------    -----------      ---------
Total liabilities and shareholders' equity...........  $     275,980        $  47,917      $                $
                                                       -----------------    -----------    -----------      ---------
                                                       -----------------    -----------    -----------      ---------
Stated book value per share(j).......................          $4.26                                        $
                                                               -----
                                                               -----

Tangible book value per share(j).....................          $3.73                                        $
                                                               -----
                                                               -----

Tangible capital ratio...............................           6.80%                                                 %
                                                               -----                                        ----------
                                                               -----                                        ----------

Core capital ratio...................................           6.80%                                                 %
                                                               -----                                        ----------
                                                               -----                                        ----------

Risk-based capital ratio.............................          11.00%                                                 %
                                                               -----                                        ----------
                                                               -----                                        ----------


   See notes to unaudited pro forma combined condensed financial statements.

         UNAUDITED PRO FORMA COMBINED CONDENSED STATEMENT OF OPERATIONS
                 (AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)
                        THREE MONTHS ENDED JUNE 30, 1995

                                                       REPUBLIC SECURITY
                                                       FINANCIAL CORP.      BANYAN BANK    PRO FORMA        COMBINED
                                                       (HISTORICAL)         (HISTORICAL)   ADJUSTMENTS      PRO FORMA
                                                       -----------------    -----------    -----------      ---------
Interest Income:
  Interest on loans..................................  $      4,979         $     944                       $  5,923
  Interest on investments............................           341               143                            484
                                                       -----------------    -----------                     ---------
Total interest income................................         5,320             1,087                          6,407
                                                       -----------------    -----------                     ---------
Interest Expense:
  Interest on deposits...............................         2,432               458                          2,890

  Interest on short term borrowings..................           249                                              249
  Interest on long term borrowings...................            31                                               31
                                                       -----------------    -----------                     ---------

Total interest expense...............................         2,712               458                          3,170
                                                       -----------------    -----------                     ---------
Net interest income..................................         2,608               629                          3,237
Provision for loan losses............................            25                 0                             25
                                                       -----------------    -----------                     ---------
  Net interest income after provision for
     loan losses.....................................         2,583               629                          3,212
                                                       -----------------    -----------                     ---------
Non-interest Income:
  Other income.......................................           914                58                            972
                                                       -----------------    -----------                     ---------

Total non-interest income............................           914                58                            972
                                                       -----------------    -----------                     ---------

Operating Expenses:

  Employee compensation and benefits.................         1,215               237      $   (125)(c)        1,327

  Occupancy and equipment............................           489                80                            569
  Professional fees..................................           199                                              199
  Advertising and promotion..........................            60                                               60
  Outside services...................................            35                                               35
  Communications.....................................           106                                              106
  Data processing....................................           111                                              111
  Insurance..........................................           153                                              153
  Real estate owned, net.............................             3                                                3

  Amortization of goodwill...........................            55                              78(d)           133
  Other..............................................           253               153           (20)(e)          386
                                                       -----------------    -----------    -----------      ---------

Total operating expenses.............................         2,679               470           (67)           3,082
                                                       -----------------    -----------    -----------      ---------
Income before income taxes...........................           818               217                          1,102

Income taxes.........................................           291                77           112(f)           480
                                                       -----------------    -----------    -----------      ---------
Net income...........................................  $        527         $     140      $    (45)        $    622
                                                       -----------------    -----------    -----------      ---------
                                                       -----------------    -----------    -----------      ---------

Earnings per common share............................         $0.10                                           $
                                                              -----                                           -------
                                                              -----                                           -------

Average common shares and common stock equivalents
  outstanding........................................         4,459
                                                              -----                                           -------
                                                              -----                                           -------


   See notes to unaudited pro forma combined condensed financial statements.

         UNAUDITED PRO FORMA COMBINED CONDENSED STATEMENT OF OPERATIONS
                 (AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)
                           YEAR ENDED MARCH 31, 1995

                                      REPUBLIC
                                      SECURITY     GOVERNORS                                   BANYAN
                                     FINANCIAL     (HISTORICAL)                             (HISTORICAL)
                                         CORP.     (4/1/94 TO     PRO FORMA     COMBINED    (4/1/94 TO     PRO FORMA     COMBINED
                                    (HISTORICAL)   11/30/94)      ADJUSTMENTS   PRO FORMA    3/31/95)      ADJUSTMENTS   PRO FORMA
                                    ------------   ------------   -----------   ---------   ------------   -----------   ---------
Interest Income:
  Interest on loans...............  $   15,254     $   3,833                    $ 19,087    $   2,934                    $ 22,021
  Interest on investments.........       1,034           955                       1,989          467                       2,456
                                    ------------   ------------                 ---------   ------------                 ---------
Total interest income.............      16,288         4,788                      21,076        3,401                      24,477
                                    ------------   ------------                 ---------   ------------                 ---------
Interest on Deposits:
  Interest on deposits............       6,244         1,838                       8,082        1,241                       9,323

  Interest on short term
    borrowings....................         935            79                       1,014                                    1,014
  Interest on long term
    borrowings....................         218                                       218                                      218
                                    ------------   ------------                 ---------   ------------                 ---------

Total interest expense............       7,397         1,917                       9,314        1,241                      10,555
                                    ------------   ------------                 ---------   ------------                 ---------
Net interest income...............       8,891         2,871                      11,762        2,160                      13,922
Provision for loan losses.........         200           140                         340           86                         426
                                    ------------   ------------                 ---------   ------------                 ---------
  Net interest income
    after provision...............       8,691         2,731                      11,422        2,074                      13,496
                                    ------------   ------------                 ---------   ------------                 ---------
Non-interest Income:

  Mortgage banking income.........       1,788                                     1,788                                    1,788

  Other income....................       1,211           679                       1,890          110                       2,000
                                    ------------   ------------                 ---------   ------------                 ---------

Total non-interest income.........       2,999           679                       3,678          110                       3,788
                                    ------------   ------------                 ---------   ------------                 ---------

Operating Expenses:

  Employee compensation
    and benefits..................       4,595         1,611      $    (870)(c)    5,336          856      $   (500)(c)     5,692
  Occupancy and equipment.........       1,488           854           (134)(g)    2,208          289                       2,497
  Professional fees...............         652           536           (120)(e)    1,068                                    1,068

  Advertising and promotion.......         233                                       233                                      233
  Outside services................         232                                       232                                      232
  Communications..................         352                                       352                                      352

  Data processing.................         307           220            (50)(e)      477                                      477

  Insurance.......................         570           290                         860                                      860
  Real estate owned, net..........          70             6                          76                                       76

  Amortization of goodwill........          73                          165 (h)      238                        310 (d)       548
  Other...........................       1,288           373            (50)(e)    1,611          607           (60)(e)     2,158
                                    ------------   ------------   -----------   ---------   ------------   -----------   ---------

Total.............................       9,860         3,890         (1,059)      12,691        1,752          (250)       14,193
                                    ------------   ------------   -----------   ---------   ------------   -----------   ---------
Income (loss) before income
  taxes...........................       1,830          (480)         1,059        2,409          432                       3,091

Income taxes......................         663                          465(i)     1,128          163            69 (i)     1,360
                                    ------------   ------------   -----------   ---------   ------------   -----------   ---------
Net income (loss).................  $    1,167     $    (480)     $     594     $  1,281    $     269      $   (181)     $  1,731
                                    ------------   ------------   -----------   ---------   ------------   -----------   ---------
                                    ------------   ------------   -----------   ---------   ------------   -----------   ---------

Earnings per common share.........       $0.23                                                                             $
                                         -----                                                                             -------
                                         -----                                                                             -------
Average common shares and common
  stock equivalents outstanding...       4,474
                                         -----                                                                             -------
                                         -----                                                                             -------


   See notes to unaudited pro forma combined condensed financial statements.

      NOTES TO UNAUDITED PRO FORMA COMBINED CONDENSED FINANCIAL STATEMENTS

                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

(a) To reflect the excess purchase price over the estimated fair value of the net assets acquired and to eliminate Banyan's historical equity accounts.

      Purchase price (cash)(1)....................................   $9,100

      Fair value of net assets(2).................................    4,429
                                                                     ------
      Goodwill as of 6/30/95......................................   $4,671
                                                                     ------
                                                                     ------

      (1) Purchase price is calculated as a multiple of Banyan's equity balance at June 30, 1995. The actual purchase price will be a multiple of Banyan's equity balance, limited to a specified amount as of the last day of the month prior to closing pursuant to the Definitive Agreement. If the equity balance on such date exceeds the specified amounts Banyan will receive additional cash equal to the excess amount.

      (2) No significant fair value adjustments are deemed necessary at June 30, 1995 since book values approximate market values at such date.


(b) (1) To record issuance of additional common shares of the Company pursuant to the Offerings and issuance costs.


          Shares offered..............................................

          Per share offering price....................................   $
                                                                         ------
          Gross proceeds..............................................   $
                                                                         ------
          Issuance costs..............................................   $
                                                                         ------
          Net proceeds................................................   $
                                                                         ------
                                                                         ------

      (2) To record issuance of Series C Preferred shares pursuant to the Offerings.


          Shares offered..............................................

          Per share offering price....................................   $
                                                                         ------
          Gross proceeds..............................................   $
                                                                         ------
          Issuance costs..............................................   $
                                                                         ------
          Net proceeds................................................   $
                                                                         ------
                                                                         ------
      Earnings on issuance proceeds are estimated as follows:
      Issuance proceeds..................................................$
      Proceeds used in acquisition....................................... (    )
                                                                         -------
      Unused net proceeds................................................$
                                                                         -------
                                                                         -------
      Annual earnings = unused net proceeds x T-Bill rate
      $                     x                      = $

      Quarterly earnings = (unused net proceeds x T-Bill rate)/4
      ($                      x                  )/4=$

(c) Adjustment for salaries and benefits for officers and employees which will be redundant to the combined entity and not retained after the acquisition.

(d)   Amortization of goodwill as follows:

      Goodwill recorded...........................................   $4,671
      Annual amortization based on 15 year period.................   $  310

      Amortization for 3 months...................................   $   78


(e) Adjustment for operating expenses, such as audit, legal, EDP and directors fees, that will be redundant to the combined entity and not incurred on an ongoing basis.

(f)   To reflect proforma tax expense at the effective rate of 44% as follows:
      Pro forma adjustments              $67         x  44%      =  $29
      Historical income adjusted for
        pro forma tax rate               ($818+$217) x (44%-36%) =   83
                                                                    ---
                                                                    112
                                                                    ---
                                                                    ---

(g) To adjust for leased equipment subsequently purchased and office space subleased.

      Leased equipment, net of depreciation.......................   $ 80
      Sublease space..............................................     54
                                                                     ----
                                                                     $134
                                                                     ----
                                                                     ----

(h) Amortization of goodwill of $3.3 million related to the Governors acquisition, less $73,000 already included in the Company's historical operating results.

(i)   To reflect pro forma tax expense at the effective rate of 44%.

(j) Stated book value per share is calculated by dividing common shareholders' equity plus the proceeds of the assumed conversion of the equity contracts, and the assumed conversion of 'in the money' warrants and convertible preferred stock by the number of shares of Common Stock outstanding plus the equivalent common shares from the assumed conversion of the equity contracts, and the assumed conversion of 'in the money' warrants and convertible preferred stock. Tangible book value per share is calculated by dividing common shareholders' equity plus the proceeds of the assumed conversion of the equity contracts, and the assumed conversion of 'in the money' warrants and convertible preferred stock less goodwill by the number of shares of Common Stock outstanding plus the equivalent common shares from the assumed conversion of the equity contracts, and the assumed conversion of 'in the money' warrants and convertible preferred stock.

                                   REGULATION

PROPOSED CONVERSION TO COMMERCIAL BANK AND BANK HOLDING COMPANY

     In April 1995, the Bank filed an application with the Florida Department of Banking and Finance ('FDBF') to convert its charter to that of a commercial bank organized under the laws of the State of Florida, and filed an application with the Federal Reserve Bank of Atlanta for membership upon conversion to a commercial bank. Contemporaneously, the Company filed an application with the FRB for approval to become a bank holding company under the Bank Holding Company Act of 1956, as amended ('BHCA'). The Bank has received approval from the State of Florida and anticipates approval from the FRB prior to completion of the Offerings. The conversion is expected to be completed promptly after FRB approval is granted. Prior to conversion of the Bank, the Company and the Bank continue to be subject to primary regulation by the Office of Thrift Supervision ('OTS') and the Federal Deposit Insurance Corporation ('FDIC'). In anticipation of the proposed conversion of the Bank to a commercial bank, in July 1995, the Company changed its fiscal year-end from March 31 to December 31. Upon conversion of the Bank to a commercial bank and the Company becoming a bank holding company, subject to regulation under the BHCA, the Bank will be subject to primary regulation by the State of Florida and the FRB, and the Company will be subject to regulation by the FRB.

     The Company will be subject to increased regulation and limitations on its activities as a bank holding company. Under the BHCA, the activities of bank holding companies are limited to business so closely related to banking, managing or controlling banks as to be properly incident thereof. Currently, the Company is not subject to any material restrictions on its activities outside of those related to banking, although the Company has not engaged nor does it anticipate engaging in activities not permissible for bank holding companies. The Company will also be subject to capital requirements applied on a consolidated basis in a form substantially similar to those currently required of the Bank and anticipated to be in effect subsequent to its conversion to a commercial bank. As a savings and loan holding company, the Company is not currently subject to such consolidated capital requirements.

     Because of concerns relating to competitiveness and the safety and soundness of the industry, Congress is considering a number of wide-ranging proposals for altering the structure, regulation and competitive relationships of the nation's financial institutions. Among such bills are proposals to prohibit banks and bank holding companies from conducting certain types of activities, to subject banks to increased disclosure and reporting requirements, to alter the statutory separation of commercial and investment banking and to further expand the powers of banks, bank holding companies and competitors of banks. It cannot be predicted whether or in what form any of these proposals will be adopted or the extent to which the business of the Company may be affected thereby.

     Set forth below is a summary of the laws, rules and regulations to which the Company and the Bank are currently subject, and those to which they will be subject after conversion of the Bank to a Florida commercial bank. Subsequent to the conversion, with few exceptions, none of the laws, rules or regulations described below under the heading 'Regulation of Savings and Loan Holding Company and Savings Bank' will apply to the Company or the Bank.

RECENT LEGISLATION AND REGULATIONS OF GENERAL APPLICABILITY

     A number of pieces of legislation have recently been enacted, and implementing regulations adopted, which affect the Company and the Bank currently and will continue to affect them subsequent to the conversion of the Bank to a Florida commercial bank.

     The Financial Institutions Reform, Recovery, and Enforcement Act of
1989. The Financial Institutions Reform, Recovery, and Enforcement Act of 1989 ('FIRREA') reorganized and reformed the regulatory structure applicable to financial institutions generally and significantly impacted the thrift industry. FIRREA, among other things, increased the capital requirements for savings associations which, subject to certain exceptions, cannot be less stringent than the capital standards applied by the Office of the Comptroller of the Currency ('OCC') to national banks (See 'Regulation of Savings and Loan Holding Company and Savings Bank--Regulation of Bank--Capital Requirements') and subjects savings associations to the maximum loans-to-one-borrower limits applicable to national banks.

     FIRREA substantially expanded the enforcement powers available to federal banking regulators and the Department of Justice. FIRREA made certain provisions of the Federal Deposit Insurance Act (the 'FDIA') applicable to savings associations and granted both federal bank regulators expanded enforcement authority over 'institution-affiliated parties' (i.e., officers, directors, controlling shareholders, as well as attorneys, appraisers or accountants who knowingly or recklessly participate in wrongful action likely to have an adverse effect on an insured institution). Federal banking regulators have greater flexibility to bring enforcement actions against insured institutions and institution-affiliated parties, including cease and desist orders, prohibition orders, civil money penalties, termination of insurance and the imposition of operating restrictions and capital plan requirements. In general, these enforcement actions may be initiated for violations of laws and regulations and unsafe or unsound practices. Since the enactment of FIRREA, the federal bank regulators have significantly increased the use of written agreements to correct compliance deficiencies with respect to applicable laws and regulations and to ensure safe and sound practices. Violations of such written agreements are grounds for initiation of cease-and-desist proceedings. The FDICIA granted the FDIC back-up enforcement authority to recommend enforcement action to an appropriate federal banking agency and to bring such enforcement action against a savings association or an institution-affiliated party if such federal banking agency fails to follow the FDIC's recommendation. In addition, FIRREA requires, except under certain circumstances, public disclosure of final enforcement actions by the OTS.

     FIRREA also expanded the grounds for appointment of a conservator or receiver for a financial institution association. Grounds for such appointment include: insolvency; substantial dissipation of assets or earnings; existence of an unsafe or unsound condition to transact business; likelihood that the association will be unable to pay its obligations in the normal course of business; and insufficient capital or the incurring or likely incurring of losses that will deplete substantially all capital with no reasonable prospect for replenishment.

     Section 914 of FIRREA requires a depository institution or holding company thereof to give 30 days' prior written notice to its primary federal regulator of any proposed director or senior executive officer if the institution: (i) has been chartered less than two years; (ii) has undergone a change in control within the preceding two years; or (iii) is not in compliance with the minimum capital requirements or otherwise is in a 'troubled condition.' The regulator would have the opportunity to disapprove any such appointment.

     The federal banking agencies have adopted rules to implement Section 914 of FIRREA with respect to savings associations and savings and loan holding companies. The rules broadly define 'senior executive officer' to include the president, chief financial officer, chief lending officer, chief investment officer, general counsel, or their functional equivalents, or any individual who exercises significant influence over, or participates in, major policy making decisions without regard to title, salary or compensation. The term 'senior executive officer' also includes any employee of another entity hired to perform the functions of positions listed above.

     The term 'troubled condition' with respect to a financial institution means an institution: (i) that has received a composite rating of 4 or 5 in its most recent examination; (ii) that is the subject of a capital directive or formal enforcement action or proceeding or written agreement entered into with the federal banking agency relating to safety or soundness or financial viability; or (iii) that is informed in writing by such agency that it has been deemed to be in a troubled condition for purposes of Section 914 of FIRREA. A savings and loan holding company is in troubled condition if it meets condition (ii) or (iii), above, or if the OTS determines that the holding company has a detrimental or burdensome effect on its subsidiary savings association or that it requires more than the normal level of supervision. The rule covers the promotion or change in responsibilities of a senior executive officer.

     The Bank is not subject to the notice requirements of Section 914 or its implementing regulations.

     The Federal Deposit Insurance Corporation Improvement Act of 1991.
The Federal Deposit Insurance Corporation Improvement Act of 1991 ('FDICIA'), which recapitalizes the BIF of the FDIC and imposes certain supervisory and regulatory reforms on insured depository institutions, was enacted on December 19, 1991. In addition to certain matters affected by various provisions of FDICIA discussed elsewhere herein, the federal banking agencies prescribed minimum operational standards with respect to asset quality, earnings, compensation arrangements and minimum ratios of market-to-book value. Institutions failing to meet the operational standards are required to submit corrective plans and are subject to sanctions for failure to submit or comply with a plan. The acceptance and renewal of brokered deposits is limited to well-capitalized institutions.

     In addition, FDICIA and regulations promulgated thereunder: (i) require annual audits by independent public accountants for all insured institutions with assets in excess of specified levels; (ii) require the formation of independent audit committees of the board of directors of certain insured depository institutions; and (iii) impose annual on-site examinations on all depository institutions except those well-capitalized institutions with assets of less than $100 million. FDICIA also made certain changes to the Qualified Thrift Lender ('QTL') requirements imposed on savings associations. See 'Regulation of Savings and Loan Holding Company and Savings Bank--Regulation of the Bank--Qualified Thrift Lender Test.' FDICIA also required the establishment of a risk-based deposit insurance assessment system. See 'Insurance of Accounts and Other Assessments' below.

     The FDICIA authorizes and, under certain circumstances, requires the federal banking agencies to take certain actions against institutions that fail to meet certain capital-based requirements. Under the FDICIA, the federal banking agencies, including the OTS and the FRB, are required to establish five levels of insured depository institutions based on leverage limit and risk-based capital requirements established for institutions subject to their jurisdiction, plus, in their discretion, individual additional capital requirements for such institutions.

     Under the final rules that have been adopted by each of the federal banking agencies, an institution will be designated well-capitalized if the institution has a total risk-based capital ratio of 10% or greater, a core risk-based capital ratio of 6% or greater, and a leverage ratio of 5% or greater, and the institution is not subject to an order, written agreement, capital directive, or prompt corrective action directive to meet and maintain a specific capital level for any capital measure.

     An institution will be designated adequately capitalized if the institution has a total risk-based capital ratio of 8% or greater, a core risk-based capital ratio of 4% or greater, and a leverage ratio of 4% or greater (or a leverage ratio of 3% or greater if the institution is rated composite 1 in its most recent report of examination).

     An institution will be designated undercapitalized if the institution has a total risk-based capital ratio that is less than 8%, a core risk-based capital ratio that is less than 4%, or a leverage ratio that is less than 4% (or a leverage ratio that is less than 3% if the institution is rated composite 1 in its most recent report of examination).

     An institution will be designated significantly under-capitalized if the institution has a total risk-based capital ratio that is less than 6%, a core risk-based capital ratio that is less than 3%, or a leverage ratio that is less than 3%.

     An institution will be designated critically under-capitalized if the institution has a ratio of tangible equity to total assets that is equal to or less than 2%.

     Undercapitalized institutions are required to submit capital restoration plans to the appropriate federal banking agency and are subject to certain operational restrictions. Moreover, companies controlling an undercapitalized institution are required to guarantee the subsidiary institution's compliance with the capital restoration plan subject to an aggregate limitation of the lesser of 5% of the institution's assets or the amount of the capital deficiency when the institution first failed to meet the plan.

     Significantly or critically undercapitalized institutions and undercapitalized institutions that did not submit or comply with acceptable capital restoration plans will be subject to regulatory sanctions. A forced sale of shares or merger, restriction on affiliate transactions and restrictions on rates paid on deposits are required to be imposed by the banking agency unless it is determined that they would not further capital improvement. The FDICIA generally requires the appointment of a conservator or receiver within 90 days after an institution became critically undercapitalized.

     The federal banking agencies have adopted uniform procedures for the issuance of directives by the appropriate federal banking agency. Under these procedures, an institution will generally be provided advance notice when the appropriate federal banking agency proposes to impose one or more of the sanctions set forth above. These procedures provide an opportunity for the institution to respond to the proposed agency action or, where circumstances warrant immediate agency action, an opportunity for administrative review of the agency's action.

     The FDICIA added additional grounds for the appointment of a conservator or receiver of a savings association, which include: under-capitalization where the association (i) has no reasonable prospect of becoming adequately capitalized,
(ii) fails to become adequately capitalized when required to do so, (iii) fails to timely submit an acceptable capital restoration plan, or (iv) materially fails to implement a capital restoration plan, or the association is 'critically undercapitalized' or 'otherwise has substantially insufficient capital.'

     The federal banking agencies as well as the Department of Justice were granted enhanced enforcement power pursuant to the Comprehensive Thrift and Bank Fraud Prosecution and Taxpayer Recovery Act of 1990, enacted into law on November 29, 1990. This enactment increased the penalties for certain banking-related crimes, gave the federal bank regulators and the conservators and receivers of financial institutions the right to seek prejudgment attachment of assets of institution-affiliated parties and other persons in certain circumstances. It also made changes in the bankruptcy law that will increase the likelihood that capital commitments made by holding companies will be fulfilled.

     Inasmuch as the Bank exceeds the fully phased-in capital requirements of the OTS and FRB, management of the Company does not believe that the provisions of the FDICIA imposing restrictions on undercapitalized institutions will impact the Bank.

     Pursuant to FDICIA, the FRB and the other federal banking agencies adopted real estate lending guidelines pursuant to which each insured depository institution is required to adopt and maintain written real estate lending policies in conformity with the prescribed guidelines. Under these guidelines, each institution is expected to set loan to value ratios not exceeding the supervisory limits set forth in the guidelines. A loan to value ratio is generally defined as the total loan amount divided by the appraised value of the property at the time the loan is originated. The guidelines require that the institution's real estate policy also require proper loan documentation, and that it establish prudent underwriting standards. These guidelines became effective on March 19, 1993.

     The FDICIA also contains the Truth in Savings Act. The FRB adopted Regulation DD under the Truth in Savings Act that was effective on June 21, 1993. The purpose of the Truth in Savings Act is to require the clear and uniform disclosure of the rates of interest which are payable on deposit accounts by depository institutions and the fees that are assessable against deposit accounts, so that consumers can make a meaningful comparison between the competing claims of financial institutions with regard to deposit accounts and products.

     Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994. In September 1994, Congress enacted the Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994 (the 'Interstate Act'). Effective September 29, 1995, the Interstate Act eliminates many existing restrictions on interstate banking by authorizing interstate acquisitions of banks by bank holding companies without geographic limitations and without regard to whether such acquisitions are permissible under state law. In addition, beginning June 1, 1997, the Interstate Act will allow interstate branching in states that have not passed legislation prohibiting interstate branching. Prior to June 1, 1997, interstate branching will be possible in states that pass laws affirmatively authorizing interstate branching.

     Florida recently enacted the Florida Reciprocal Banking Act (the 'Florida Act') which became effective May 1, 1995. The Florida Act only permits acquisitions of Florida banks in existence two years or more (or their bank holding companies) by bank holding companies based in states that have reciprocal legislation. The Interstate Act, however, will supersede this restriction unless Florida, prior to June 1, 1997, expressly enacts legislation opting out of the interstate banking provisions of the Interstate Act.

     Florida law has permitted interstate reciprocal acquisitions of and by Florida savings institutions since 1986. The effect of the Interstate Act and the Florida Act, which will expand the number of out-of-state bank holding companies permitted to acquire Florida banks, on the Company cannot be predicted at this time. It is anticipated that these acts may facilitate further consolidation in the banking industry and, by permitting out-of-state banks nationwide to acquire Florida banks, may increase competition in the Company's market.

     Transactions With Affiliates. The authority of the Bank to engage in transactions with related parties or 'affiliates' or to make loans to insiders is limited by certain provisions of law and regulations. Savings associations, such as the Bank, are prohibited from making extensions of credit to any affiliate that engages in an activity not permissible under the regulations of the FRB for a bank holding company. Pursuant to Section 11 of HOLA, such savings associations are subject to restrictions regarding transactions with affiliates ('Covered Transactions') substantially similar to those imposed upon member banks under Sections 23A and 23B of the FRA. Therefore, the Bank will continue to be subject to these restrictions subsequent to conversion to a commercial bank.

     With respect to any Covered Transaction, the term 'affiliate' includes any company that controls or is controlled by a company that controls the Bank, a bank or savings association subsidiary of the Bank, any persons who own, control or vote more than 25% of any class of stock of the Bank or the Company and any persons who exercise a controlling influence over the management of the Bank or the Company. The term 'affiliate' also includes any company controlled by controlling stockholders of the Bank or the Company and any company sponsored and advised on a contractual basis by the Bank or any subsidiary or affiliate of the Bank. Such transactions between the Bank and its respective affiliates are subject to certain requirements and limitations, including limitations on the amounts of such Covered Transactions that may be undertaken with any one affiliate and with all affiliates in the aggregate. The federal banking agencies may further restrict such transactions with affiliates in the interest of safety and soundness.

     Section 23A of the FRA limits Covered Transactions with any one affiliate to 10% of an institution's capital stock and surplus and limits aggregate affiliate transactions to 20% of the Bank's capital stock and surplus. Sections 23A and 23B of the FRA provide that a loan transaction with an affiliate generally must be collateralized (but may not be collateralized by a low quality asset or securities issued by an affiliate) and that all Covered Transactions, as well as the sale of assets, the payment of money or the provision of services by the Bank to an affiliate, must be on terms and conditions that are substantially the same, or at least as favorable to the Bank, as those prevailing for comparable nonaffiliated transactions. A Covered Transaction generally is defined as a loan to an affiliate, the purchase of securities issued by an affiliate, the purchase of assets from an affiliate, the acceptance of securities issued by an affiliate as collateral for a loan, or the issuance of a guarantee, acceptance or letter of credit on behalf of an affiliate. In addition, the Bank generally may not purchase securities issued or underwritten by an affiliate.

     Certain transactions between savings associations and their affiliated persons are also subject to conflict of interest regulations enforced by the OTS. For these purposes, affiliated persons include officers, directors and controlling stockholders. These regulations require regulatory approvals for transactions by the Bank and its subsidiaries with affiliated persons (as defined for purposes of the OTS's conflict regulations) involving the sale or purchase of property. Loans to executive officers, directors or to any person who directly or indirectly, or acting through or in concert with one or more persons, owns, controls or has the power to vote more than 10% of any class of voting securities of such institution ('Principal Shareholders') and their related interests (i.e., any company controlled by such executive officer, director, or Principal Shareholders), or to any political or campaign committee the funds or services of which will benefit such executive officers, directors, or Principal Shareholders or which is controlled by such executive officers, directors or Principal Shareholders are subject to Sections 22(g) and 22(h) of the FRA and the regulations promulgated thereunder (Regulation O).

     Among other things, these loans must be made on terms substantially the same as those prevailing on transactions made to unaffiliated individuals and certain extensions of credit to such persons must first be approved in advance by a disinterested majority of the entire board of directors. Section 22(h) of the FRA prohibits loans to any such individuals where the aggregate amount exceeds an amount equal to 15% of an institution's unimpaired capital and surplus plus an additional 10% of unimpaired capital and surplus in the case of loans that are fully secured by readily marketable collateral, or when the aggregate amount on all such extensions of credit outstanding to all such persons would exceed the Bank's unimpaired capital and unimpaired surplus.
Section 22(g) identifies limited circumstances in which the Bank is permitted to extend credit to executive officers.

     Insurance of Accounts. The Bank's deposit accounts are insured by both the SAIF and BIF of the FDIC to a maximum of $100,000 for each insured depositor. The federal banking agencies require an annual audit by independent accountants of the Bank and make their own periodic examinations of the Bank. They may revalue assets of an insured institution based upon appraisals, and require establishment of specific reserves in amounts equal to the difference between such revaluation and the book value of the assets, as well as require specific charge-offs relating to such assets. The federal banking agencies may prohibit any FDIC-insured institution from engaging in any activity they determine by regulation or order poses a serious threat to the insurance fund.

     FIRREA established certain premium assessment rates for SAIF deposit insurance as well as a designated reserve ratio for the fund of 1.25%, or such higher rate (not to exceed 1.5%) determined by the FDIC to be justified by circumstances that raise a significant risk of substantial future losses to the SAIF. The Omnibus Reconciliation Act of 1990 (the 'Reconciliation Act') removed the ceiling on the designated reserve ratio, and provided that the assessment rates set forth in FIRREA established minimum rates which the FDIC could impose. Provisions in FIRREA limiting the maximum assessment and the percent of increase in the assessment that would be permissible in any one year were repealed by the Reconciliation Act.

     Through December 31, 1992, all FDIC-insured institutions paid the same premium (23 cents per $100 of domestic deposits) under a flat-rate system mandated by law. FDICIA required the FDIC to raise the reserves of the BIF and the SAIF, implement a risk-related premium system and adopt a long-term schedule for recapitalizing the BIF. Effective January 1, 1993, the FDIC amended its regulations regarding insurance premiums to provide that a bank or thrift would pay an insurance assessment within a range of 23 cents to 31 cents per $100 of domestic deposits, depending on its risk classification.

     The FDIC has recently adopted an amendment to the BIF risk-based assessment schedule which lowers the deposit insurance assessment rate for most commercial banks and other depository institutions with deposits insured by the BIF to 0.04% of insured deposits. At the same time, the FDIC has indicated it anticipates that the assessment rate for SAIF-insured institutions in even the lowest risk-based premium category will not fall below the current 0.23% of insured deposits before the year 2002. Under the FDIC amendment, the assessment rates for BIF-insured institutions range from 0.31% of insured deposits for undercapitalized BIF-insured institutions in supervisory Subgroup C to 0.04% of deposits for well-capitalized institutions in supervisory Subgroup A, which constitute over 90% of BIF-insured institutions. The amendment authorizes the FDIC to adjust the BIF assessment rate schedule by up to five basis points as deemed necessary to maintain the BIF reserve ratio at the designated reserve ratio. The FDIC amendment became effective after the BIF achieved its designated reserve ratio May 31, 1995. The FDIC amendment caused a substantial disparity in the deposit insurance premiums paid by BIF and SAIF members and has placed SAIF-insured savings associations such as the Bank at a significant competitive disadvantage to BIF-insured institutions. See 'Risk Factors--Deposit Insurance Premiums; Potential Assessment.'

     Under present guidelines, to arrive at a risk-based assessment for each bank and thrift, the FDIC places it in one of nine risk categories using a two-step process based first on capital ratios and then on other relevant information.

     Each institution is assigned to one of three groups (well capitalized, adequately capitalized or undercapitalized) based on its capital ratios. A well-capitalized institution is one that has at least a 10% 'total risk-based capital' ratio (the ratio of total capital to risk-weighted assets), a 6% 'Tier 1 risk-based capital' ratio (the ratio of Tier 1 (core) capital to risk-weighted assets) and a 5% 'leverage capital' ratio (the ratio of core capital to adjusted total assets). An adequately capitalized institution has at least an 8% total risk-based capital ratio, a 4% Tier 1 (core) risk-based capital ratio and a 4% leverage capital ratio. An undercapitalized institution is one that does not meet either of the above definitions.

     The FDIC also assigns each institution to one of three supervisory subgroups based on an evaluation of the risk posed by the institution. The FDIC makes this evaluation based on reviews by the institution's primary federal or state supervisor, statistical analyses of financial statements and other information relevant to gauging the risk posed by the institution. These supervisory evaluations therefore modify premium rates within each of the three capital groups -- the result being the nine risk categories and the corresponding assessment rates (cents per one thousand dollars of deposits) as follows:

                                                         SUPERVISORY SUBGROUP
                                                      -------------------------
                                                       A          B          C
                                                      ---        ---        ---
MEETS NUMERICAL STANDARDS FOR:
Well capitalized......................................23         26         29
Adequately capitalized................................25         29         30
Undercapitalized......................................29         30         31

     The Bank's consolidated insurance assessment for the nine months ending December 31, 1995, will be $397,000.

     As part of the funding of the RTC and the resolution of the insolvency of the FSLIC, Congress created FICO and REFCO. Each of these entities, under specified conditions, may assess premiums on SAIF-insured associations. Such premiums may not exceed assessments able to be made by the SAIF, and are payable in lieu thereof. FIRREA provides that the Treasury Department shall make contributions to the SAIF if assessments actually paid to it are insufficient to maintain certain statutorily prescribed capital levels for the SAIF.

     Federal Reserve Board. The FRB requires all depository institutions to maintain reserves against their transaction accounts (primarily NOW and Super NOW checking accounts) and non-personal time deposits. Reserves of 3% must be maintained against total transaction accounts of $51.9 million or less (subject to adjustment by the FRB) and an initial reserve of $1,557,000 plus 10% (subject to adjustment by the FRB to a level between 8% and 14%) must be maintained against that portion of total transaction accounts in excess of such amount. The balances maintained to meet the reserve requirements imposed by the FRB may be used to satisfy liquidity requirements.

     Institutions are authorized to borrow from the Federal Reserve Bank 'discount window,' but FRB regulations require institutions to exhaust other reasonable alternative sources of funds, including FHLB advances, before borrowing from the Federal Reserve Bank.

REGULATION OF SAVINGS AND LOAN HOLDING COMPANY AND SAVINGS BANK

     Federally chartered savings banks, which the Bank is presently, are subject to extensive regulation by the OTS and FDIC and must regularly file financial and other reports with those agencies. Periodic examinations are conducted by the OTS and the FDIC to test compliance by the Bank with various regulatory requirements. The Bank is also a member of the Federal Home Loan Bank ('FHLB') System and is subject to certain limited regulation by the FRB. This supervision and regulation is intended primarily for the protection of depositors.

Regulation of the Company

     Activities Restrictions. The Company presently operates as a unitary savings and loan holding company. Unlike a bank holding company, there are generally no restrictions on the activities of a unitary savings and loan holding company. However, if the Director of the OTS determines that there is reasonable cause to believe that the continuation by a savings and loan holding company of an activity constitutes a serious risk to the financial safety, soundness or stability of its subsidiary savings institution, the Director of the OTS may impose such restrictions as deemed necessary to address such risk including limiting: (i) payment of dividends by the savings institution; (ii) transactions between the savings institution and its affiliates; and (iii) any activities of the savings institution that might create a serious risk that the liabilities of the holding company and its affiliates may be imposed on the savings institution. Notwithstanding the above rules as to permissible business activities of unitary savings and loan holding companies, if the savings institution subsidiary of such a holding company fails to meet the QTL test (as hereinafter defined), then such unitary holding company shall also presently become subject to the activities restrictions applicable to multiple holding companies, and unless the savings institution requalifies as a QTL within one year thereafter, register as and become subject to the restrictions applicable to a bank holding company. See 'Regulation of the Bank--Qualified Thrift Lender Test' below.

     If a unitary holding company were to acquire control of another savings institution, other than through merger or other business combination with its subsidiary savings association, the holding company would thereupon become a multiple savings and loan holding company. Except where such acquisition is pursuant to the authority to approve emergency thrift acquisitions and where each subsidiary savings institution meets the QTL test, the activities of the holding company and any of its subsidiaries (other than the
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subsidiary savings institutions) would thereafter be subject to further restrictions. Among other things, no multiple savings and loan holding company or subsidiary thereof which is not a savings institution shall commence or continue for a limited period of time after becoming a multiple savings and loan holding company or subsidiary thereof, any business activity, except upon prior notice to and no objection by the OTS, other than: (i) furnishing or performing management services for a subsidiary savings institution; (ii) conducting an insurance agency or escrow business; (iii) holding, managing, or liquidating assets owned by or acquired from a subsidiary savings institution; (iv) holding or managing properties used or occupied by a subsidiary savings institution; (v) acting as trustee under deeds of trust; (vi) those activities authorized by regulation as of March 5, 1987, to be engaged in by multiple holding companies; or (vii) unless the Director of the OTS by regulation prohibits or limits such activities for savings and loan holding companies, those activities authorized by the FRB as permissible for bank holding companies. Those activities described in (vii) above and must also be approved by the Director of the OTS prior to being engaged in by a multiple holding company.

     Legislation has been recently introduced into the U.S. Congress which would subject all unitary holding companies to the same restrictions on activities as are currently applied to multiple holding companies. If such legislation is enacted in its current form, the ability of a unitary holding company to engage in certain activities that are currently permitted to it may be restricted. In addition, such legislation would preclude companies that are engaged in activities not permitted to multiple holding companies from acquiring control of a multiple holding company. No prediction can be made at this time as to whether such legislation will be enacted or whether it will be enacted in its current form.

     Restrictions on Acquisitions. Savings and loan holding companies are prohibited from acquiring, without prior approval of the Director of OTS, (i) control of any other savings institution or savings and loan holding company or substantially all the assets thereof; or (ii) more than 5% of the voting shares of a savings institution or holding company thereof which is not a subsidiary. Under certain circumstances, a registered savings and loan holding company is permitted to acquire, with the approval of the Director of the OTS, up to 15% of the voting shares of an under-capitalized savings institution pursuant to a 'qualified stock issuance' without that savings institution being deemed controlled by the holding company. In order for the shares acquired to constitute a 'qualified stock issuance', the shares must consist of previously unissued stock or treasury shares, the shares must be acquired for cash, the savings and loan holding company's other subsidiaries must have tangible capital of at least 6 1/2% of total assets, there must not be more than one common director or officer between the savings and loan holding company and the issuing savings institution, and transactions between the savings institution and the savings and loan holding company and any of its affiliates must conform to Sections 23A and 23B of the FRA. Except with the prior approval of the Director of the OTS, no director or officer of a savings and loan holding company or person owning or controlling by proxy or otherwise more than 25% of such company's stock, may also acquire control of any savings institution, other than a subsidiary savings institution, or of any other savings and loan holding company.

     The Director of the OTS may only approve acquisitions resulting in the formation of a multiple savings and loan holding company which controls savings institutions in more than one state if: (i) the multiple savings and loan holding company involved controls a savings institution which operated a home or branch office in the state of the institution to be acquired as of March 5, 1987; (ii) the acquiror is authorized to acquire control of the savings institution pursuant to the emergency acquisition provisions of the FDIA; or
(iii) the statutes of the state in which the institution to be acquired is located specifically permit institutions to be acquired by state-chartered institutions or savings and loan holding companies located in the state where the acquiring entity is located (or by a holding company that controls such state-chartered savings institutions).

     Under the BHCA, bank holding companies are specifically authorized to acquire control of any savings association. Pursuant to rules promulgated by the FRB, owning, controlling or operating a savings
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institution is a permissible activity for bank holding companies, if the savings institution engages only in deposit-taking activities and lending and other activities that are permissible for bank holding companies. A bank holding company that controls a savings institution may merge or consolidate the assets and liabilities of the savings institution with, or transfer assets and liabilities to, any subsidiary bank which is a member of the BIF with the approval of the appropriate federal banking agency and the FRB. The resulting bank will be required to continue to pay assessments to the SAIF at the rates prescribed for SAIF members on the deposits attributable to the merged savings institution plus an annual growth increment. In addition, the transaction must comply with the restrictions on interstate acquisitions of commercial banks under the BHCA.

     Regulation of the Bank

     The Bank is chartered under the Home Owners' Loan Act (the 'HOLA'). HOLA imposes certain obligations and restrictions upon, and grants certain powers to, associations such as the Bank.

     Federally chartered savings banks, such as the Bank, have the power to originate, invest in, sell, purchase, service, participate and otherwise deal in: (i) loans made on the security of residential and nonresidential real estate, (ii) commercial loans, and (iii) consumer loans, including credit card loans. The lending authority of federally chartered associations is subject to numerous OTS requirements including, as applicable, requirements governing amortization, term, loan-to-value ratio, percentage-of-assets limits and loans-to-one-borrower limits. The percentage of assets limitations on the ability of a federally-chartered savings bank to own commercial and consumer loans were a primary factor in the Bank's decision to convert to a Florida commercial bank.

     A federally chartered savings bank may invest, without limitation, in the following assets: (i) obligations of the United States Government or certain agencies or instrumentalities thereof; (ii) stocks or loans issued by the FHLBs or the FHLMC; (iii) obligations issued or guaranteed by FNMA, the Student Loan Marketing Association, GNMA or any agency of the United States Government; (iv) stock issued by a national housing partnership corporation; (v) demand, time or savings deposits, shares, or accounts of any insured depository institution;
(vi) certain 'liquidity' investments approved by the OTS to meet its liquidity requirements; (vii) shares of registered investment companies whose portfolios are limited to investments that a federal association is otherwise authorized to make; (viii) mortgage-backed securities; and (ix) general obligations of any state of the United States or any political subdivision or municipality thereof, provided not more than 10% of an association's capital may be invested in the general obligations of any one issuer. Federally chartered savings banks are authorized by the HOLA to make investments in business development credit corporations, certain commercial paper and corporate debt securities, service corporations and small business investment companies, all of which investments are subject to percentage-of-assets and various other limitations.

     Nationwide Branching. Subject to certain statutory restrictions in HOLA and the FDIA, the Bank is authorized to branch on a nationwide basis. Certain other restrictions that apply to branching by savings associations, generally, such as the Community Reinvestment Act and capital compliance, also apply. Upon conversion to a commercial bank, the ability of the Bank to branch outside of Florida will be governed by the Interstate Act and state laws adopted in response to the Interstate Act.

     Federal Home Loan Bank System. The Bank is member of the FHLB system, which consists of twelve regional FHLBs, each subject to supervision and regulation by the Federal Housing Finance Board ('FHFB'), an agency created by FIRREA. The FHLB provides a central credit facility primarily for member thrift institutions as well as other entities involved in home mortgage lending. The Bank, as a member of the Atlanta-FHLB, is required to purchase and hold shares of the capital stock in that FHLB in an amount at least equal to the greater of:
(1) 1% of the aggregate principal amount of its unpaid mortgage
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loans, home purchase contracts and similar obligations at the beginning of each year; (2) 0.3% of its assets; or (3) 5% (or such greater fraction as established by the FHLB) of its advances from the FHLB. The Bank is in compliance with this requirement.

     Each FHLB bank serves as a reserve or central bank for its home financing members within its assigned region. It is funded primarily from proceeds derived from the sale of consolidated obligations of the FHLBs. It makes loans to members (i.e., advances) in accordance with policies and procedures, including, collateral requirements, established by the respective boards of directors of the FHLBs. These policies and procedures are subject to the regulation and oversight of the FHFB.

     All long-term advances are required to provide funds for residential home financing. The FHFB has also established standards of community or investment service that members must meet to maintain access to such long-term advances.

     Liquidity. The Bank is required to maintain a daily average balance of liquid assets (cash, certain time deposits, bankers' acceptances, corporate debt securities, and commercial paper, securities of certain mutual funds, reserves maintained pursuant to FRB requirements, and specified government, state or federal agency obligations) equal to a certain percentage of net withdrawable deposit accounts and borrowings payable in one year or less. The liquidity requirement may vary from time to time (between 4% and 10%) depending upon economic conditions and savings flows of all savings associations. Currently, OTS regulations require a savings association, such as the Bank, to maintain liquid assets equal to not less than 5% of its net withdrawable deposit accounts and borrowings payable in one year or less and short-term liquid assets of not less than 1%. Penalties may be imposed for failure to meet the liquidity requirements. Throughout fiscal year 1995, the Bank has been in compliance with OTS liquidity requirements. Upon conversion to a commercial bank, the Bank will have increased liquidity requirements. Management does not anticipate any difficulty in meeting these additional requirements nor any adverse impact on financial condition or results of operations.

     Qualified Thrift Lender Test. Effective January 1, 1988, the Bank, like all savings associations, was required to meet a QTL test for, among other things, future eligibility for FHLB bank advances. An association must have invested at least 65% of its portfolio tangible assets in qualifying thrift investments and must maintain this level of qualifying thrift investments for each subsequent two-year period beginning on July 1, 1991, as measured on a monthly average basis in nine of every 12 months.

     'Portfolio assets' are defined as total assets less intangibles, properties used to conduct business and liquid assets (up to 20% of total assets). The following assets may be included as qualifying thrift investments without limit: domestic residential housing or manufactured housing loans; home equity loans and mortgage-backed securities backed by residential housing or manufactured housing loans; a designated percentage of consumer loans; FHLB stock as well as certain obligations of the FSLIC, the FDIC and certain other related entities. Other qualifying assets, which may be included up to an aggregate of 15% of portfolio assets, are: (i) 50% of originated residential mortgage loans sold within 90 days of origination; (ii) investments in debt or equity of service corporations that derive 80% of their gross revenues from housing-related activities; (iii) 200% of certain loans to and investment in low cost one-to four-family housing; (iv) 200% of loans for residential real property, churches, nursing homes, schools and small businesses in areas where the credit needs of low-and moderate-income families are not met; (v) other loans for churches, schools, nursing homes and hospitals; and (vi) personal, family, household, or education loans (up to 5% of total portfolio assets).

     Any savings association that fails to meet the QTL test must convert to a commercial bank charter, unless it requalifies as a QTL on an average basis in at least three out of every four quarters for two out of three years and thereafter remains a QTL. If an institution that fails the QTL test has not yet requalified and has not converted to a commercial bank, its new investments and activities are limited to those permissible
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for a national bank. In addition, the association is immediately ineligible to receive any new FHLB advances and is subject to national bank limits for payment of dividends and may not establish a branch office at any location at which a national bank located in the savings association's home state could not establish a branch. If such association has not requalified or converted to a commercial bank charter three years after its failure to meet the QTL test, it must divest all investments and cease all activities not permissible for a national bank. In addition, it must repay promptly any outstanding FHLB advances. Certain temporary and limited exceptions from meeting the QTL test may be granted by the OTS.

     Capital Requirements. FIRREA mandated that the OTS establish new capital standards for all savings associations effective December 7, 1989 and that such capital standards generally be at least as stringent as those imposed on national banks by the OCC. As noted below, these new standards generally require savings associations to maintain higher levels of capital than were previously required. Effective December 7, 1989, the OTS promulgated a new capital regulation having three components: a leverage limit, a tangible capital requirement and a risk-based capital requirement.

     The leverage limit requires that a savings association maintain 'core capital' of at least 3% of its adjusted total assets. For purposes of this requirement, total assets are adjusted to exclude intangible assets and investments in certain subsidiaries, and to include the assets of certain other subsidiaries, certain intangibles arising from prior period supervisory transactions, and permissible purchased mortgage servicing rights. 'Core capital' includes (i) common shareholders' equity and retained earnings, noncumulative perpetual preferred stock and related surplus and minority interests in consolidated subsidiaries, minus (ii) those intangibles (including goodwill) and investments in subsidiaries not permitted as capital for national banks, plus (iii) certain purchased mortgage servicing rights and certain goodwill arising from prior regulatory accounting practices.

     Although accounted for under GAAP as an intangible asset, certain purchased mortgage servicing rights need not be deducted in computing core capital. Generally, the lower of (i) 90% of the fair market value of readily marketable purchased mortgage servicing rights, (ii) 90% of the original cost of purchased mortgage servicing rights, or (iii) the current amortized book value as determined under GAAP may be included in core capital.

     At June 30, 1995, the Bank had an amortized carrying value of purchased mortgage servicing rights of $2.7 million. This amount approximates its fair market value.

     FIRREA also requires deductions from core capital for savings associations that own certain service corporations and other subsidiaries. In determining core capital, all investments in and loans to subsidiaries engaged in activities not permissible for national banks, which are generally more limited than activities permissible for savings associations and their subsidiaries ('nonconforming subsidiaries'), generally must be deducted in calculating a savings association's core capital. Certain exceptions are provided, including exceptions for mortgage banking subsidiaries and subsidiaries engaged in agency activities for customers (unless determined otherwise by the FDIC on safety and soundness grounds). Generally, all subsidiaries engaged in activities permissible for national banks are required to be consolidated for purposes of calculating capital compliance by the parent savings association. This requirement does not have a material impact on the Bank's core capital requirements.

     Tangible Capital Requirements. The tangible capital requirement mandates that a savings association maintain tangible capital of at least 1.5% of adjusted total assets. For purposes of this requirement, adjusted total assets are calculated on the same basis as for the leverage limit. Tangible capital is defined in the same manner as core capital, except that all goodwill must be deducted.

     Risk-based Capital Requirements. The risk-based requirement promulgated by the OTS is required by FIRREA to track the standard applicable to national banks, except as the OTS may determine to reflect
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interest rate and other risks not specifically included in that standard.
However, such deviations from the national bank standard may not result in a materially lower risk-based requirement for savings associations than for national banks. The risk-based standard adopted by the OTS is similar to the OCC standard for national banks.

     The risk-based standards of the OTS require, as of January 1, 1993, maintenance of core capital equal to at least 4% of risk-weighted assets, and total capital equal to at least 8% of risk-weighted assets. Total capital includes core capital plus supplementary capital (except that includable supplementary capital may not exceed core capital). Supplementary capital includes: cumulative perpetual preferred stock; mutual capital, income capital and net worth certificates; nonwithdrawable accounts and pledged deposits to the extent not included in core capital; perpetual and mandatory convertible subordinated debt and maturing capital instruments meeting specified requirements; and general loan and lease loss allowances, up to a maximum of 1.25% of risk-weighted assets.

     In determining the amount of risk-weighted assets, all assets, including certain off-balance sheet assets, are multiplied by a risk factor ranging from 0% to 100%, as assigned by the OTS based on the risks it believes inherent in the type of asset. Comparable weights are assigned to off-balance sheet activities.

     At June 30, 1995, the capital requirements for the Bank were approximately $4.1 million or 1.5% of adjusted total assets, $8.2 million or 3.0% of adjusted total assets and $14.8 million or 8.0% of risk-weighted assets. The Bank's tangible capital of $18.4 million or 6.75% of adjusted total assets, core capital of $18.4 million or 6.75% of adjusted total assets and risk-based capital of $20.1 million or 11.0% of risk-weighted assets exceeded the requirements by $14.3 million, $10.2 million and $5.3 million, respectively.

     Interest Rate Risk Component. In December 1990, the OTS issued for comment a proposed rule designed to ensure that a savings association's risk-based capital requirement would be based, in part, on the level of its exposure to interest rate risk ('IRR'). This would be accomplished by adding an interest rate risk component to the risk-based capital requirement discussed above. In September 1992, the OTS issued a supplemental notice of proposed rulemaking which proposed certain modifications to its earlier proposal. In August 1993, the OTS adopted final rules governing IRR. Under the final rules, only institutions with more than a 'normal' level of IRR would be required to add on an IRR component in addition to the existing 8% risk-based capital requirement. The IRR component is calculated as one-half of the difference between the institution's measured IRR and 2%, multiplied by the market value of its assets.

     Failure to Meet Requirements. Any savings association that fails to meet its regulatory capital requirement is subject to enforcement actions by the OTS or the FDIC. In addition, any such savings association is prohibited from increasing its liabilities during any two consecutive calendar quarters at a rate in excess of 12.5% or making any capital distributions without regulatory approval. See 'Capital Distributions' below. The OTS must limit the asset growth of any undercapitalized association and issue a capital directive against the association. Failure to maintain minimum levels of required regulatory capital requires the association to file a capital plan with the OTS which indicates how the association will achieve compliance with the capital rules. If the capital plan is not accepted by the OTS, it may result in the imposition by the OTS of various operational restrictions.

     Capital Distributions. Limitations are imposed upon all 'capital distributions' by savings associations, including cash dividends, payments by an institution in a cash-out merger and other distributions charged against capital. The capital distribution regulation establishes a three-tiered system, with the greatest flexibility afforded to well capitalized institutions.

     Under the capital distribution regulation, an association that immediately prior to a proposed capital distribution, and on a pro forma basis after giving effect to a proposed capital distribution, has capital that is equal to or greater than the amount of its fully phased-in capital requirement is a Tier 1 association ('Tier 1
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Association'). An association that immediately prior to a proposed capital distribution, and on a pro forma basis after giving effect to a proposed capital distribution, has capital that is equal to or in excess of its minimum capital requirements is a Tier 2 association. An association immediately prior to a proposed capital distribution, and on a pro forma basis after giving effect to a proposed capital distribution, has capital that is less than its minimum regulatory capital requirement is a Tier 3 association. The Bank currently qualifies as a Tier 1 Association.

     A Tier 1 Association may make capital distributions during a calendar year up to 100% of its net income to date during the calendar year, plus the amount that would reduce by one-half its surplus capital ratio at the beginning of the calendar year. A Tier 1 Association may not make capital distributions in excess of the foregoing limitations except upon notice to the OTS and opportunity for OTS objection to such capital distribution.

     Assessments. FIRREA empowers the OTS to issue regulations for the collection of fees in order to recover the expenses of the agency, the cost of supervision of savings associations, the examination of affiliates of savings associations, and the processing of applications, filings, notices and other requests of associations filed with the OTS. The OTS adopted a two-pronged sliding scale approach in 1990 by which all institutions pay a general assessment and troubled associations pay an additional premium assessment. The Bank was subject to only the general assessment in 1994. In addition to the general (and special assessments), the OTS also collects application fees which apply to virtually all regulatory and securities applications and filings as well as to fees to cover the costs of examinations of savings associations, holding companies, subsidiaries and affiliates. The Bank's consolidated assessments amounted to approximately $60,000 in the aggregate during the fiscal year ended March 31, 1995.

BANK HOLDING COMPANY AND BANK REGULATION

     Bank holding companies and banks are extensively regulated under both federal and state law. These laws and regulations are intended to protect depositors, not shareholders. To the extent that the following information describes statutory and regulatory provisions, it is qualified in its entirety by reference to the particular statutory and regulatory provisions. Any change in the applicable law or regulation may have a material effect on the business and the prospects of the Company and the Bank.

     Upon conversion of the Bank to a commercial bank and the Company becoming a bank holding company subject to regulation under the BHCA, many of the regulations to which the Bank is currently subject will remain materially unchanged, such as capital requirements, transactions with affiliates and insurance of accounts. The Bank will continue to be eligible for FHLB bank advances, which eligibility will vary based on the Bank's asset portfolio and rating on the QTL test described above. The Bank will be able to originate and invest in commercial and consumer loans without limitation as to percentage of assets, and will have increased liquidity requirements.

     Regulation of Bank Holding Company. As a result of its ownership of the Bank, at the time the Bank converts to a commercial bank, the Company will be registered as a bank holding company, and will be regulated by the FRB under the BHCA. The Company will be required to file with the FRB annual reports and other information regarding its business operations and those of its subsidiary. The FRB will exercise this regulation of the Company through authority delegated to the Federal Reserve Bank of Atlanta.

     The BHCA requires, among other things, the prior approval of the FRB in any case where a bank holding company proposes to (i) acquire all or substantially all of the assets of a bank, (ii) acquire direct or indirect ownership or control of more than 5% of the outstanding voting stock of any bank (unless it owns a majority of such bank's voting shares) or (iii) merge or consolidate with any other bank holding company.

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     Additionally, the BHCA prohibits a bank holding company, with certain limited exceptions, from (i) acquiring or retaining direct or indirect ownership or control of more than 5% of the outstanding voting stock of any company which is not a bank or bank holding company, or (ii) engaging directly or indirectly in activities other than those of banking, managing or controlling banks, or performing services for its subsidiaries unless such non-banking business is determined by the FRB to be so closely related to banking or managing or controlling banks as to be a proper incident thereto.

     FRB policy has required a bank holding company to act as a source of financial strength and to take measures to preserve and protect its bank subsidiary.

     Capital Adequacy Guidelines. The FRB has adopted capital adequacy guidelines for bank holding companies and their subsidiary state-chartered banks that are members of the Federal Reserve System, as the Bank shall become upon conversion. Bank holding companies and their subsidiary state-chartered member banks are required to comply with FRB's risk-based capital guidelines. The risk-based capital guidelines are designed to make regulatory capital requirements more sensitive to differences in risk profiles among banks and bank holding companies, to account for off-balance sheet exposure, and to minimize disincentives for holding liquid assets. Under these guidelines assets and off balance sheet items are assigned to broad risk categories each with designated weights. The resulting capital ratios represent capital as a percentage of total risk-weighted assets and off-balance sheet items.

     Effective December 31, 1993, the minimum ratio of total capital to risk-weighted assets (including certain off-balance sheet activities, such as standby letters of credit) for bank holding companies is 8%. 'Tier I Capital,' particularly consisting of common stockholders' equity, noncumulative perpetual preferred stock, and a limited amount of cumulative perpetual preferred stock, less certain goodwill items and other intangible assets, is required to equal at least 4% of risk-weighted assets. The remainder ('Tier II Capital') may consist of (a) an allowance for loan losses of up to 1.25% of risk-weighted assets, (b) excess of qualifying perpetual preferred stock, (c) hybrid capital instruments,
(d) perpetual debt, (e) mandatory convertible securities, and (f) subordinated debt and intermediate-term preferred stock up to 50% of Tier I Capital. Total capital is the sum of Tier I and Tier II Capital less reciprocal holdings of other banking organizations' capital instruments, investments in unconsolidated subsidiaries and any other deductions as determined by the FRB (determined on a case by case basis or as a matter of policy after formal rule making).

     In computing total risk-weighted assets, bank holding company assets are given risk-weights of 0%, 20%, 50% and 100%. In addition, certain off-balance sheet items are given similar credit conversion factors to convert them to asset equivalent amounts to which an appropriate risk-weight will apply. Most loans will be assigned to the 100% risk category, except for performing first mortgage loans fully secured by residential property, which carry a 50% risk rating. Most investment securities (including, primarily, general obligation claims on states or other political subdivisions of the United States) will be assigned to the 20% category, except for municipal or state revenue bonds, which have a 50% risk-weight, and direct obligations of the U.S. treasury or obligations backed by the full faith and credit of the U.S. Government, which have a 0% risk-weight. In covering off-balance sheet items, direct credit substitutes, including general guarantees and standby letters of credit backing financial obligations, are given a 100% conversion factor. Transaction-related contingencies such as bid bonds, standby letters of credit backing non-financial obligations, and undrawn commitments (including commercial credit lines with an initial maturity of more than one year) have a 50% conversion factor. Short-term commercial letters of credit are converted at 20% and certain short-term unconditionally cancelable commitments have a 0% factor.

     The FRB has also adopted regulations which supplement the risk-based guidelines and require bank holding companies to maintain a minimum leverage ratio of 3% Tier I Capital to total assets less goodwill (the 'leverage ratio'). The FRB emphasized that the 3% leverage ratio constitutes a minimum requirement for well-run banking organizations having diversified risk, including no undue interest rate risk exposure,
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excellent asset quality, high liquidity, good earnings and a composite regulatory rating of 1 under the regulatory rating system for banks. Banking organizations experiencing or anticipating significant growth, as well as those organizations which do not satisfy the criteria described above, will be required to maintain a minimum leverage ratio ranging generally from 4% to 5%. The FRB also continues to consider a 'tangible Tier I leverage ratio' in evaluating proposals for expansion or new activities. The tangible Tier I leverage ratio is the ratio of a banking organization's Tier I Capital, less deductions for intangibles otherwise includable in Tier I Capital, to total tangible assets.

     A bank which fails to meet minimum capital requirements may be subject to a capital directive which is enforceable in the same manner and to the same extent as a final cease and desist order, and must submit a capital plan within 60 days to the FDIC. If the leverage ratio falls to 2% or less, the bank may be deemed to be operating in an unsafe or unsound condition, allowing the FDIC to take various enforcement actions, including possible termination of insurance or placing the institution into receivership or conservatorship.

     It should be noted that the minimum ratios referred to above are merely guidelines and the FRB possesses the discretionary authority to require higher ratios with respect to bank holding companies and state-member banks.

     At June 30, 1995, the Company exceeded FRB's minimum capital requirements had such requirements been applicable to it at such time. At June 30, 1995, the Company's capital to risk-weighted assets was 11.03% and Tier I Capital to risk-weighted assets was 9.96%. At June 30, 1995, the Company's leverage ratio was 7.75%, which also exceeded the minimum requirements. The Company currently exceeds the requirements contained in FRB regulations, policies and directives pertaining to capital adequacy, and management of the Company is unaware of any violation or alleged violation of these regulations, policies or directives.

     FDICIA requires the federal banking agencies, including the FRB and the FDIC, to revise existing risk-based capital standards to take adequate account of interest rate risk. The FRB, the FDIC and the United States Office of the Comptroller of the Currency have issued a joint notice of proposed rule making which would revise the interest-based capital standards to ensure that banks measure and monitor their interest rate risk and maintain adequate capital for that risk.

Regulation of the Bank

     The Bank is a banking institution which will be chartered by, and operated in the state of Florida; as such, it is subject to supervision and regulation by the FDBF. The Bank will be a member bank of the Federal Reserve System and its operations will also be subject to broad federal regulation and oversight by the FRB. The deposit accounts of the Bank will be insured by the FDIC which will give the FDIC certain enforcement powers over the Bank. Various consumer laws and regulations will also affect the operations of the Bank including state usury laws, laws relating to fiduciaries, consumer credit and equal credit laws, and fair credit reporting.

     The FDBF will supervise and regulate all areas of the Bank's operations including, without limitation, making of loans, the issuance of securities, the conduct of the Bank's corporate affairs, capital adequacy requirements, the payment of dividends and the establishment or closing of branches.

     As a state-chartered banking institution in the state of Florida, the Bank will be empowered by statute, subject to the limitations contained in those statutes, to take savings and time deposits and pay interest on them, to accept checking accounts, to make loans on residential and other real estate, to make consumer and commercial loans, to invest, with certain limitations, in equity securities and in debt obligations of banks and corporations and to provide various other banking services on behalf of the Bank's customers.

     In addition, FDICIA prohibits insured state-chartered institutions from conducting activities as principal that are not permitted for national banks. A bank may, however, engage in an otherwise prohibited activity if it meets its minimum capital requirements and the FDIC determines that the activity does not present a significant risk to the deposit insurance funds.

     MONETARY POLICY AND ECONOMIC CONTROL

     The commercial banking business in which the Bank will engage is affected not only by general economic conditions, but also by the monetary policies of the FRB. Changes in the discount rate on member bank borrowing, availability of borrowing at the 'discount window,' open market operations, the imposition of changes in reserve requirements against member banks' deposits and assets of foreign branches and the imposition of and changes in reserve requirements against certain borrowings by banks and their affiliates are some of the instruments of monetary policy available to the FRB. These monetary policies are used in varying combinations to influence overall growth and distributions of bank loans, investments and deposits, and this use may affect interest rates charged on loans or paid on deposits. The monetary policies of the FRB have had a significant effect on the operating results of commercial banks and are expected to do so in the future. The monetary policies of the FRB are influenced by various factors, including inflation, unemployment, short-term and long-term changes in the international trade balance and in the fiscal policies of the U.S. Government. Future monetary policies and the effect of such policies on the future business and earnings of the Bank cannot be predicted.

     DIVIDENDS

     The Bank will be subject to legal limitations on the frequency and amount of dividends that can be paid to the Company. The FRB may restrict the ability of a bank to pay dividends if such payments would constitute an unsafe or unsound banking practice. These regulations and restrictions may limit the Company's ability to obtain funds from the Bank, for its cash needs, including funds for acquisitions and the payment of dividends, interest and operating expenses.

     In addition, Florida law also places certain restrictions on the declaration of dividends from state chartered banks to their holding companies. Pursuant to Section 658.37 of the Florida Banking Code, the Board of Directors of state chartered banks, after charging off bad debts, depreciation, and other worthless assets, if any, and making provisions for reasonably anticipated future losses on loans and other assets, may quarterly, semi-annually or annually declare a dividend of up to the aggregate net profits of that period combined with the bank's retained net profits for the preceding two years and, with the approval of the FDBF, declare a dividend from retained net profits which accrued prior to the preceding two years. Before declaring such dividends, 20% of the net profits for the preceding period as is covered by the dividend must be transferred to the surplus fund of the bank until this fund becomes equal to the amount of the bank's common stock then issued and outstanding. A state-chartered bank may not declare any dividend if (i) its net income from the current year combined with the retained net income for the preceding two years is a loss; or (ii) the payment of such dividend would cause the capital account of the bank to fall below the minimum amount required by law, regulation, order, or any written agreement with the FDBF or a federal regulatory agency.

TAXATION

     Federal. The Company, on behalf of itself and its subsidiaries, files a calendar tax year consolidated federal income tax return and reports income and expenses using the accrual method of accounting.

     Savings associations and banks are generally taxed in the same manner as other corporations. Unlike other corporations, however, savings associations such as the Bank that meet certain tests relating to the nature of their supervision, income, assets and business operations are allowed to establish a reserve for bad debts and, for each tax year, are permitted to deduct additions to that reserve on 'qualifying real property loans' using the more favorable of one of the following two alternative methods:
(i) a method based on the association's actual loss experience (the 'experience method') or (ii) a method based on a specified percentage of the institution's taxable income (the 'percentage of taxable income method'). 'Qualifying real property loans' are, in general, loans secured by interests in improved residential real property. The addition to the reserve for losses on nonqualifying real property loans must be computed under the experience method. Upon conversion to a commercial bank, the Bank will no longer be permitted to deduct additions to such reserve for federal income tax purposes.

     Under the percentage of a taxable income, a qualifying association generally may deduct 8% of its taxable income, subject to the limitations discussed below. The net effect of the percentage of taxable income method deduction is that the maximum effective federal income tax rate on income computed without regard to actual bad debts for qualifying associations is 31.28%. Under the experience method, a thrift institution is permitted to deduct an amount based on its average yearly loan losses over the current and the previous five years.

     The amount of the bad debt deduction that a savings institution may claim with respect to additions to its reserve for bad debts is subject to certain limitations. First, the deduction may be reduced or eliminated entirely (regardless of the method of computation) if at least 60% of the savings institution's assets do not fall within certain designated categories. Second, the bad debt deduction attributable to 'qualifying real property loans' cannot exceed the greater of (i) the amount deductible under the experience method or
(ii) the amount which, when added to the bad debt deduction for nonqualifying loans, equals the amount by which 12% of the sum of the total deposits and the advance payments by borrowers for taxes and insurance at the end of the taxable year exceeds the sum of the surplus, undivided profits, and reserves at the beginning of the taxable year. Third, the amount of bad debt deduction attributable to qualifying real property loans computed using the percentage of taxable income method is permitted only to the extent that the institution's reserve for losses on qualifying real property loans at the close of the taxable year, taking into account the addition to that reserve for that taxable year, does not exceed 6% of such loans outstanding at such time. Fourth, the amount of the bad debt deduction is reduced, but not below zero, by the amount of the addition to reserves for losses on nonqualifying loans for the taxable year. Finally, a savings institution that computes its bad debt deduction using the percentage of taxable income method and files its federal income tax return as part of a consolidated group is required to reduce proportionately its bad debt deduction for losses attributable to activities of nonsavings institution members of the consolidated group that are 'functionally related' to the savings institution member. (The savings institution member is permitted, however, to proportionately increase its bad debt deduction in subsequent years to recover any such reduction to the extent the nonsavings institution members realize income in subsequent years from their 'functionally related' activities.)

     To the extent that (i) the Bank's reserve for losses on qualifying real property loans exceeds the amount that would have been allowed under the experience method and (ii) the Bank makes distributions to its stockholders that are considered to result in withdrawals from that excess bad debt reserve, then the amounts withdrawn will be included in the Bank's taxable income. The amount considered to be withdrawn by such a distribution will be the amount of the distribution plus the amount necessary to pay the tax with respect to the withdrawal. Dividends paid out of the Bank's current or accumulated earnings and profits as calculated for federal income tax purposes, however, will not be considered to result in withdrawals from the Bank's bad debt reserve. Dividends in excess of the Bank's current and accumulated earnings and profits, distributions in redemption of stock, and distributions in partial or complete liquidation of the Bank will be considered to result in withdrawals from the Bank's bad debt reserves.

     State Taxation. Under the laws of the State of Florida, the Bank is subject, generally, to a 5.5% tax on net income. The tax may be reduced by a credit of up to 65% (40% prior to July 1, 1990) of the tax due as a result of certain intangible taxes. The tax is deductible by the Bank in determining its federal income tax liability.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

NAME                          AGE                        POSITION
----                          ---                        --------
Rudy E. Schupp                  44   Chairman of the Board and President of the Company and
                                       the Bank and Director

Richard J. Haskins(3)           46   Executive Vice President of the Company and the Bank,
                                       Chief Financial Officer of the Company and Director
Lennart E. Lindahl, Jr.(2)(3)   51   Vice Chairman of the Board of the Company and the Bank
                                       and Director
H. Gearl Gore(1)                47   Director
Richard C. Rathke(1)            63   Director
Victor H. Siegel(3)             48   Director
William F. Spitznagel(2)(3)     68   Director
Bruce E. Wiita(2)               58   Director
William Wolfson(1)              66   Director

------------------------
(1) Member of Audit Committee

(2) Member of Compensation Committee

(3) Member of Nominating Committee


     Mr. Schupp has been President and Chief Executive Officer of the Company since April 8, 1985, and the President and Chief Executive Officer of the Bank since its inception. From 1980 to 1984, Mr. Schupp was employed by AmeriFirst Bank, FSB, Miami, Florida, where he held the position of Division Vice President and, before that, was Senior Vice President and Division Manager of the Orlando Division of AmeriFirst Bank, FSB. Mr. Schupp was Manager in Consumer Bank Planning and Marketing with First Union National Bank, Charlotte, North Carolina, from 1977 to 1980.

     Mr. Haskins has been Senior Vice President and Chief Financial Officer of the Company since April 8, 1985 and a Director of the Company since December 1986. From 1985 to 1989, he was Senior Vice President of the Company and the Bank. In 1989, he was appointed Executive Vice President of the Company and the Bank. For the ten years prior to joining the Company he had been an accountant with the West Palm Beach, Florida office of Deloitte Haskins & Sells, certified public accountants, where he held the position of Manager.

     Mr. Lindahl has been a Director of the Company since its inception. Since 1970, he has been President of Lindahl, Browning, Ferrari & Hellstrom, Inc., Consulting Engineers in Jupiter, Florida. Mr. Lindahl is also current Chairman of the Economic Council of Palm Beach County and Past President of the Palm Beach County Development Board.

     Mr. Gore has been a Director and the Secretary of the Company since its inception. He has been the President of H. Gearl Gore, Inc., a real estate appraisal firm in Jupiter, Florida since 1983. Mr. Gore was the President and Chief Operating Officer of Northco Investment Properties, Inc., a real estate brokerage firm in Jupiter, Florida, from 1981 to present. He served as a Councilman for the Town of Jupiter from 1981 to 1983.

     Mr. Rathke has been a Director of the Company since its inception. He has been the President of RCR Enterprises, Inc., a real estate development firm in Jupiter, Florida, since 1979. From 1966 to 1979 he was the President and owner of Trans Pacific Trading Co. of Fort Lauderdale, Florida, a firm engaged in importing and retail sales.

     Dr. Siegel is a physician and surgeon specializing in obstetrics and gynecology and has been practicing in Palm Beach County since January 1978. Dr. Siegel is a member of the Florida and Palm Beach County Medical Associations and held the position of Executive Director of the Palm Beach County Medical Society in 1986 and 1986.

     Mr. Spitznagel has been a Director of the Company from its inception through December 31, 1986 and from February 21, 1987 to present. He was Chairman and President of Roadway Services, Inc., a motor freight company, from 1978 until his retirement in 1981. He presently serves as a consultant to that company and has been a director since 1982 of Gen Corp, Inc., Akron, Ohio, a New York Stock Exchange listed company, a diversified industrial manufacturing firm.

     Dr. Wiita has been a Director of the Company since its inception. He is a surgeon and urologist practicing in Jupiter and Palm Beach Gardens, Florida, since July 1973.

     Mr. Wolfson is a certified public accountant since 1960 and the senior partner in the accounting firm of Wolfson, Kapit, Melzer, Milowshy, Ettinger and is presently practicing in New York.


EXECUTIVE COMPENSATION

     The following summary compensation table sets forth, for the last three completed fiscal years, the cash and certain other compensation paid by the Company to the Company's Chief Executive Officer and such other executive officers of the Company whose total annual salary and bonus for the fiscal year ended March 31, 1995 exceeded $100,000 (collectively, the 'Named Executive Officers'):

                                                                                         LONG-TERM
                                                                                        COMPENSATION
                                                        ANNUAL COMPENSATION                AWARDS
                                                   -------------------------------    ----------------
                (A)                                 (B)        (C)          (D)              (E)                (F)
                ---                                ------   ----------    --------    ----------------    ---------------
                                                   FISCAL                             RESTRICTED STOCK       ALL OTHER
NAME AND PRINCIPAL POSITION                         YEAR     SALARY($)    BONUS($)    AWARD(S)($)         COMPENSATION($)
---------------------------                        ------    ---------    --------    ----------------    ---------------
Rudy E. Schupp                                      1995      148,000       78,077         16,400               6,965
  Chairman and Chief Executive Officer              1994      141,350      100,612         13,750               4,327
  of the Company and the Bank                       1993      130,875       97,761         27,720               4,963
Richard J. Haskins                                  1995      115,993       39,039          8,400               6,784
  Executive Vice President of the Company           1994      110,140       46,566          7,150               3,243
  and the Bank, Chief Financial Officer             1993      103,870       41,189         18,523               4,436
  of the Company
Gregory S. Bills(g)                                 1995       60,103            0              0              83,175
  Senior Vice President,                            1994       99,200        7,326         11,582               2,092
  Lending for the Bank                              1993       91,250       11,122          6,065               2,047


                                       76

FOOTNOTES:

(c)    Salary:                    Total base salary paid for fiscal years 1995, 1994 and 1993 for the Company and the Bank.

(d)    Bonus:                     Annual incentive compensation paid for financial results achieved during the fiscal year.

(e)    Restricted Stock Awards:   The amounts represent the dollar value of Company awards on the date of grant for stock grants under the Company's Restricted Stock Plan. Restricted stock awards vest after three years provided the executive does not resign or is not terminated for cause. Dividends are paid on restricted stock. The aggregate number of shares and market value of restricted stock as of the end of fiscal year 1995 held by each named executive was as follows: Schupp 27,383 shares
                                  ($116,378); Haskins 18,154 shares ($77,154).

(f)    All Other Compensation:    The amounts shown in this column comprise matching contributions to the 401(k)
                                  plan, the cost of term life insurance premiums for the benefit of the executive, and automobile allowance. In addition, Bills was paid $75,000 in fiscal year 1995 for the purchase of his rights under the supplemental
                                  Executive Retirement Plan Agreement.

(g)    Mr. Bills resigned his position of Senior Vice President in October 1994.

EMPLOYMENT AGREEMENTS

     Mr. Schupp and Mr. Haskins have employment agreements with the Company, renewable each year, which provide for the payment of incentive compensation equal to 4% for Schupp, and 2% for Haskins, of the Company's quarterly consolidated income before taxes. The agreements also provide for a severance payment equal to 150% of base salary and incentive compensation in the event of termination without cause and provide for benefits including the use of an automobile and $200,000 term life insurance for the benefit of the executive.

     If a change in control of the Company should occur and (1) the executive's employment is involuntarily terminated or not extended (other than for cause or physical or mental incapacity) or (2) he resigns due to his reasonable determination that he is prevented from exercising his authority or performing his duties and functions as an officer, then he would be entitled under the employment agreements to receive a lump sum payment equal to three times his annual salary. The agreements also provide for payments the executive would have received in respect to cash incentive compensation and contemplate an additional payment of 20% of three times his annual salary as compensation for discounted fringe benefits, as well as for the continuation of any applicable employee benefit plans for a thirty-six month period. A 'Change of Control' is defined in the agreements as the acquisition by any person or group of 25% or more of the combined voting power of the Company's then outstanding securities.

OPTIONS GRANTED IN LAST FISCAL YEAR

     No options were granted in fiscal year 1995. On May 31, 1995, the Company entered into separate agreements with Mr. Schupp and Mr. Haskins for the grant of non-qualified options to purchase 500,000 and 200,000 shares, respectively, of the Company's Common Stock. Such options vest in installments on each of the first through third anniversaries of the date of the grant and are exercisable at prices ranging from $4.625 per share to $8.00 per share. All of the options will vest and become immediately exercisable upon (i) the optionee's death or permanent disablement or (ii) a change of control (defined in the agreements as a person becoming the beneficial owner of 50% or more of the Company's outstanding Common Stock). Any options not vested, or vested but not exercised, upon either termination of employment for cause or voluntary termination by the optionee shall be forfeited. If the optionee is terminated other than for cause, all options not then vested are forfeited and all vested options may be exercised during the 90-day period following such termination.

FISCAL YEAR-END STOCK OPTION VALUES

     The following table summarizes the number and value of option exercises and exercisable and unexercisable options held at March 31, 1995 by each of the Named Executive Officers:

                                                                           NUMBER OF SHARES            VALUE OF UNEXERCISED
                                                                     UNDERLYING UNEXERCISED                IN-THE-MONEY
                                        SHARES                            OPTIONS AT FY-END               OPTIONS AT FY-END
                                       ACQUIRED      VALUE         -----------------------------    ----------------------------
NAME                                  ON EXERCISE   REALIZED       EXERCISABLE     UNEXERCISABLE    EXERCISABLE    UNEXERCISABLE
----                                  -----------   --------       -----------     -------------    -----------    -------------
Rudy E. Schupp.....................      1,000       $ 1,000        22,880          10,000       $  39,000      $   17,500
Richard J. Haskins.................          0       $     0        22,800             -0-       $  39,000               0

DIRECTOR COMPENSATION

     During the fiscal year ended March 31, 1995, each director received a retainer of $200 per month plus $300 for attendance at Board meetings, and $100 for each committee meeting attended.

CONSENT TO FINDINGS OF EXCHANGE ACT VIOLATIONS

     On October 22, 1993, the Company and Mr. Haskins consented, without admitting or denying the matters therein, to findings of the Securities and Exchange Commission that he caused violations of Sections 13(a) and 13(b)(2)(A) of the Securities Exchange Act of 1934 and Rules 12b-20 and 13a-13 promulgated thereunder and to an order of the Commission that he cease and desist from committing or causing future violations of such provisions. The Company's and Mr. Haskins' consents were given in connection with a determination that the Company failed to timely record a loss on a certain lease transaction in its Form 10-Q for the quarter ended June 30, 1989 and that Mr. Haskins, as the Company's chief financial officer, determined not to record the loss in such 10-Q.

SUPPLEMENTAL EXECUTIVE RETIREMENT PLAN

     In 1987 the Company initiated a non-qualified pension plan for senior officers and division heads of the Company and its subsidiaries. Eligibility to participate in the plan requires that the employee be a division head with the title of Vice President or above, have three years of consecutive service and be approved by the Board of Directors. The number of persons eligible for this plan in the current year is four. The expected cost of the plan for the current year is $120,000. Those executives currently participating in the plan are Messrs. Schupp, Haskins, one other executive officer, and one former executive officer. The retirement benefit to the employee will range between 30% to 70% of his or her average base salary for the last three years of employment and will commence no earlier than age 55 nor later than age 62. Participants vest 20% in the plan in the year they enter the plan and become fully vested under various vesting schedules depending on their retirement benefit.

                             PRINCIPAL SHAREHOLDERS

     The following table sets forth, as of September 30, 1995, certain information regarding beneficial ownership of the Company's Common Stock, and as adjusted to reflect the sale of 1,600,000 shares offered hereby, by (i) each director of the Company, (ii) each of the Named Executive Officers, (iii) each of the shareholders known to the Company to own more than 5% of the Company's outstanding Common Stock and (iv) all directors and executive officers as a group. Except otherwise indicated, each individual named has sole investment and voting power with respect to the shares shown.

                                                              BENEFICIAL OWNERSHIP              BENEFICIAL OWNERSHIP
                                                             PRIOR TO THE OFFERINGS              AFTER THE OFFERINGS
                                                 ---------------------------------------------   --------------------
NAME OF BENEFICIAL OWNER                         NUMBER OF SHARES             PERCENT OF CLASS   PERCENT OF CLASS
------------------------                         ----------------             ----------------   --------------------
Gregory S. Bills...............................          2,809                         *                    *
H. Gearl Gore..................................        142,424(2)(3)(4)(5)           3.3%                 2.4%
Richard J. Haskins.............................         73,289(3)(4)                 1.7%                 1.3%
Lennart E. Lindahl.............................        126,092(2)(3)(4)(5)           2.9%                 2.1%
Richard C. Rathke..............................        140,599(2)(3)(4)(5)           3.2%                 2.3%
SC Fundamental, Inc............................        285,000                       6.7%                 4.9%
  The SC Fundamental Value Fund, L.P.
     SC Fundamental Value BVI, Inc.
        Peter M. Collery
        Gary N. Siegler
           712 Fifth Avenue
           New York, NY 10019
Rudy E. Schupp.................................        114,285(3)(4)(6)              2.7%                 2.0%
Victor Siegel, M.D.............................        272,909(1)(2)(3)              6.3%                 4.6%
  210 Jupiter Lakes Blvd., Suite 300
     Jupiter, FL 33458
William F. Spitznagel..........................        293,650(1)(2)(3)(4)(5)        6.8%                 5.0%
  4400 Congress Avenue
     West Palm Beach, FL 33407
Bruce E. Wiita, M.D............................        137,325(2)(3)(4)(5)           3.2%                 2.3%
William Wolfson................................          9,184(1)(2)(7)                *                    *
All Directors and Executive Officers as a group
  (11 persons)...................................      1,314,540(8)                   28%                  21%

------------------------
 *    Less than one percent.
(1)   Includes 3,703, 2,468 and 659 shares issuable upon conversion of the Company's Series A Convertible
      Preferred Stock, at an conversion price of $4.05, for Siegel, Spitznagel and Wolfson, respectively.
(2)   Includes 5,250 shares issuable upon the exercise of options, at an exercise price of $3.33 per share.
(3)   Includes 12,128 shares issuable upon exercise of options, at an exercise price of $2.48 per share.
(4)   Includes 10,672 shares issuable upon exercise of options, at an exercise price of $2.62 per share.
(5)   Includes 27,536 shares issuable upon exercise of warrants, at an exercise price of $5.00 per share.
(6)   Includes 14,768 shares issuable upon exercise of options, at an exercise price of $2.50 per share.
(7)   Includes 1,278 shares issuable upon exercise of warrants, at a price of $3.90 per share.
(8)   Includes Convertible Preferred Stock, options and warrants for 366,366 shares of Common Stock. Actual Common
      Stock owned is 22.9% of the total outstanding.

CERTAIN TRANSACTIONS

     Mr. Gore owns a real estate appraisal firm which received fees from the Bank for appraisals of real estate relating to loan transactions. During the years ended March 31, 1995, 1994, and 1993, such fees aggregated approximately $140,000, $208,000, and $251,000, respectively.

     The following chart sets forth indebtedness to the Bank of management during the last completed fiscal year:

                                                                   LARGEST AMOUNT
                                                                   OUTSTANDING DURING
                                                                   THE YEAR ENDED            BALANCE
OFFICER AND/OR DIRECTOR                                 PURPOSE    MARCH 31, 1995        MARCH 31, 1995    INTEREST RATE
-----------------------                                 -------    ------------------    --------------    -------------
H. Gearl Gore........................................      1       $     183,531         $   178,651           03.250%
H. Gearl Gore........................................      1              48,873              42,421           11.000%
H. Gearl Gore........................................      2              25,807              24,687           10.000%
Gulfstream Exterminating (Gore)......................      3               6,722               3,992           11.000%
Gulfstream Exterminating (Gore)......................      3               9,833               7,000           11.000%
Richard J. Haskins...................................      2              22,931              22,243           10.000%
Richard J. Haskins...................................      2              28,000              28,000           08.750%
Lennart Lindahl......................................      2              79,273              33,840           10.000%
Rudy E. Schupp.......................................      1              26,046              22,151           10.000%
Rudy E. Schupp.......................................      2              45,049              44,651           11.000%
Victor Siegel........................................      2             129,987             129,988           10.000%
Victor Siegel........................................      2              11,546               9,758           07.750%
Victor Siegel........................................      2              60,864              59,964           10.000%
Bruce Wiita..........................................      2              77,583              55,827           11.000%
Devmed Group, Inc. (Wiita)...........................      3              60,731              60,731           10.000%

------------------------
1 - Personal Residence
2 - Consumer
3 - Business

     All extensions of credit to officers, directors and employees of the Company and its subsidiaries are made based on the same underwriting guidelines used for extensions of credit to the general public.


                           DESCRIPTION OF SECURITIES

     Set forth below is a description of the Company's securities which are currently outstanding or proposed to be issued in the Offerings.

COMMON STOCK


     The Company is authorized to issue 20,000,000 shares of Common Stock, par value $.01 per share, of which 4,324,684 shares were issued and outstanding as of July 31, 1995. The remaining shares are available for issuance when and as the Board of Directors of the Company determines it to be advisable, without obtaining the prior approval of its shareholders. Holders of the Company's Common Stock do not have preemptive rights with respect to the issuance of additional shares of the Common Stock.

     Dividend Rights. Holders of the Company's Common Stock are entitled to receive dividends when, as and if declared by the Board of Directors out of funds legally available therefor. Funds for the payment of dividends of the Company are primarily obtained from dividends paid by the Bank. See 'Regulatory Matters--Federal Regulation--Capital Requirements.'

     Voting Rights. Holders of the Common Stock are entitled to one vote for each share held and do not have cumulative voting rights in the election of directors.

     Appraisal Rights. Under Florida law, dissenters' rights of appraisal are available to shareholders in the case of certain mergers or consolidations. Shareholders have to follow a detailed set of steps as set forth in the statute, in order to perfect their dissenters' rights of appraisal.

     Liquidation Rights. In the event of liquidation, holders of Common Stock are entitled to receive, pro rata, all assets available for distribution after the payment of all obligations of the Company, including any indebtedness of the Company and the distribution of all preferential amounts due to the holders of serial preferred stock.


     Transfer Agent. The Company's transfer agent is Chemical Mellon Shareholder Services.


     Stock Options. Non-qualified options to purchase an aggregate of 952,496 shares of Common Stock were outstanding at August 31, 1995. All of the options were issued to Company and Bank officers and directors as part of their compensation.

WARRANTS


     In connection with the merger of Homestead Bank in 1993 the Company issued warrants to acquire 511,153 shares of Common Stock at an adjusted price of $3.90 per share. The warrants expire on January 21, 1996. As of September 30, 1995, 108,710 of the warrants had been exercised.


     In addition, warrants to purchase an aggregate of 157,350 shares at $5.25 per share on or prior to November 1, 2000 are outstanding. These warrants were issued in 1985 to directors in lieu of cash compensation for their services.

PREFERRED STOCK

     General. Under the Company's Articles of Incorporation, the Board of Directors of the Company has the authority to divide the 10,000,000 authorized shares of preferred stock, $.01 par value, into series and to fix the rights and preferences of any series so established. Variations between different series may be created by the Board of Directors with respect to such matters as voting rights, if any; the rate of dividend, the priority of payment thereof, and the right to accumulation thereof, if any; redemption terms and conditions; and the right of conversion, if any. The holders of preferred stock have no preemptive right to subscribe to any additional securities which may be issued by the Company.

     Series C Preferred. The rights of the holders of shares of Series C Preferred are subordinate to the rights of general creditors and there is no sinking fund with respect to the Series C Preferred. The $10.00 liquidation preference per share is not indicative of the price at which the Series C Preferred may actually trade.

     Rank. The Series C Preferred, with respect to dividend rights and rights upon liquidation, dissolution or winding up of the Company, rank senior to the Common Stock and to all other classes and series of equity securities of the Company, other than the Series A Preferred Stock and Series B Preferred Stock or any other classes or series of equity securities of the Company subsequently issued ranking on a parity with the Series C Preferred, as to dividend rights and rights upon liquidation, dissolution or winding up of the Company. No class or series of equity securities may rank senior to the Series C Preferred as to the payment of dividends or upon liquidation. The Series C Preferred is junior to indebtedness issued from time to time, including debentures.

     Dividends. Holders of shares of Series C Preferred are entitled to receive, if, when and as declared by the Board of Directors of the Company out of assets of the Company legally available for payment, cumulative cash
dividends, payable quarterly, at the rate of             % per annum, or
$            per share per annum, from the date of issuance and for each quarterly dividend period thereafter. Dividends on the Series C Preferred are payable quarterly in arrears to holders of record on the last day of March, June, September and December of each year with the first dividend payment on
              , 1995, prorated from the date of issuance. Each such dividend is payable to holders of record as they appear on the books of the Company on such record dates, not exceeding 30 days preceding the payment dates thereof, as shall be fixed by the Board of Directors of the Company or a duly authorized committee thereof. Dividends on the Series C Preferred are cumulative and accrue on a daily basis from the date of original issuance of the shares.

     The Company shall not declare or pay or set apart for payment any dividends on any series of its preferred stock, or any other class of capital stock of the Company, ranking, as to dividends or upon liquidation, on a parity with or junior to the Series C Preferred for any period (other than dividends payable in Common Stock or another stock ranking junior to the Series C Preferred as to dividends and upon liquidation), nor shall the Company make any other distribution on the Common Stock of the Company or any other stock of the Company ranking junior to or on a parity with the Series C Preferred as to dividends or upon liquidation, unless full cumulative dividends have been paid or declared and a sum sufficient for payment thereof is set apart for payment for all dividends on the Series C Preferred. When dividends are not paid in full upon the Series C Preferred and any other series of preferred stock ranking on a parity as to dividends with the Series C Preferred, all dividends declared upon shares of Series C Preferred and any other series of preferred stock ranking on a parity therewith as to dividends shall be declared pro rata so that the amount of dividends declared per share on the Series C Preferred and such other series of preferred stock ranking on a parity therewith shall in all cases bear to each other the same ratio that the accrued dividends per share of the shares of Series C Preferred and such other series of preferred stock bear to each other. No interest shall be payable in respect of any dividend payment on the Series C Preferred in arrears. Unless full cumulative dividends on the Series C Preferred have been paid for all past dividend payment periods or declared and set apart for payment, no Common Stock or any other stock of the Company ranking junior to or on a parity with the Series C Preferred can be redeemed, purchased or retired by the Company, except by conversion into or exchange for stock of the Company or such entity ranking junior to the Series C Preferred as to dividends and upon liquidation.

     The ability of the Company to pay dividends on the Series C Preferred may be limited by the general corporation law of the State of Florida and may depend on the Company's ability to obtain funds for such purpose from the Bank and other direct or indirect subsidiaries of the Company.

     Liquidation Rights. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company, the holders of shares of Series C Preferred are entitled to receive out of assets of the Company available for distribution to shareholders, before any payment or distribution of assets is made to holders of Common Stock or any other class or series of stock ranking junior to the Series C Preferred, upon liquidation, liquidating distributions in the amount of $10.00 per share plus accrued and unpaid dividends to the date fixed for such liquidation, dissolution or winding up. If upon any voluntary or involuntary liquidation, dissolution or winding up of the Company, the amounts payable with respect to the Series C Preferred and any other shares of stock of the Company ranking as to any such distribution on a parity with the Series C Preferred are not paid in full, the holders of the Series C Preferred and of such other shares will share ratably in any such distribution of assets of the Company in proportion to the full respective preferential amounts to which they are entitled, the holders of shares of Series C Preferred will not be entitled to any further participation in any distribution of assets by the Company.

     Optional Redemption.  The Series C Preferred is not redeemable prior to
              , 1999 unless the Common Stock shall have a closing bid price which is at least 140% of the Conversion Price for 20 consecutive trading days prior to redemption. In the event the Series C Preferred becomes redeemable
prior to               , 1999, the Series C Preferred may be redeemed, in whole
or in part, at the Company's option, at a price of $10.00 per share, plus accrued and unpaid dividends to the date fixed for redemption. The Series C Preferred will be redeemable, in whole or in part, at the option of the Company,
at any time on or after               , 1999, at the following per-share prices
during the 12-month period beginning                      :

YEAR                                   REDEMPTION PRICE
----                                   ----------------
1999................................   $
2000................................
2001................................
2002................................
2003................................
2004................................
2005 and thereafter.................         10.00

together, in each case, with an amount equal to accrued plus unpaid dividends (whether or not earned or declared) to the date fixed for redemption.

     From and after the date fixed for redemption, dividends shall cease to accrue on the shares of the Series C Preferred called for redemption, all rights of the holders thereof (except the right to receive the redemption price plus accrued and unpaid dividends) shall cease with respect to such shares and such shares of Series C Preferred shall no longer be deemed to be outstanding.

     In the event that full dividends on the Series C Preferred have not been paid or declared and set apart for payment for all past dividend periods, the Series C Preferred may not be redeemed by the Company.

     If a notice of redemption is given and any holder of Series C Preferred, prior to the close of business on the business day prior to the date fixed for redemption, gives written notice to the Company of the conversion of the Series C Preferred held by such holder, then the redemption shall not become effective as to such shares and the conversion shall become effective.

     Voting Rights. Except as indicated below, or except as expressly required by applicable law, the holders of the Series C Preferred will not be entitled to vote.

     So long as any shares of Series C Preferred are outstanding, if the Company shall have failed to pay full dividends on the Series C Preferred or any other series of preferred stock ranking on a parity with the Series C Preferred as to dividends or upon liquidation for six full quarterly dividend payment periods, whether or not consecutive, the number of directors of the Company shall automatically be increased by two and the holders of Series C Preferred will be entitled to elect (at a special meeting of the holders of the Series C Preferred, called by the Secretary of the Company at the request of the holders of record of at least 10% of the outstanding shares of Series C Preferred, or at any annual meeting of shareholders of the Company) two directors. All rights of the holders of the Series C Preferred to elect such directors shall continue in effect until the Company is no longer in arrears or in default with respect to the payment of dividends on the preferred stock, including the Series C Preferred. At such time as all cumulative dividends have been paid in full, the voting right of the holders of the Series C Preferred shall, without further action, terminate, subject to revesting in the event of each and every subsequent failure of the Company to pay such dividends for the requisite number of periods described above.

     Unless the vote or consent of the holders of a greater number of shares shall be required by law, the affirmative vote or consent of the holders of at least two-thirds of the outstanding shares of the Series C Preferred, voting as a class, will be required for any amendment to the Company's Articles of Incorporation which will adversely affect the powers, preferences, privileges or rights of the Series C Preferred, except that the Company may authorize or issue additional shares of Common Stock or preferred stock ranking junior to the Series C Preferred without obtaining the approval of holders of the Series C Preferred. No class or series of equity securities may rank senior to the Series C Preferred as to the payment of dividends or upon liquidation without such consent of the Series C Preferred.

     Conversion Rights. The Series C Preferred will be convertible at the option of the holder at any time into a number of shares of Common Stock equal to the aggregate liquidation preference of the shares surrendered for conversion divided by the conversion price (with any fractional shares of Common Stock resulting from such conversion paid in cash).

     The initial conversion price set forth on the cover page of this Prospectus is subject to adjustment upon the occurrence of a dividend or distribution on the Common Stock or if the Company issues rights or warrants to all holders of Common Stock entitling them to subscribe for or purchase Common Stock at less than the current market price. No adjustment in the conversion price will be required for three years unless the adjustments would require a change of at least 1% in the conversion price then in effect; provided that any adjustment that would otherwise be required to be made will be carried forward and taken into account in any subsequent adjustment.

     In case of any reclassification or similar change of outstanding shares of Common Stock (with certain exceptions) or the Company's consolidation with, or merger with or into, any other entity that results in a reclassification, change, exchange, or cancellation of outstanding shares of Common Stock (with certain exceptions) or any sale or transfer of all or substantially all of the assets of the Company, all holders of Series C Preferred after the reclassification, change, consolidation, merger, sale or transfer will have the right to convert their shares of Series C Preferred into the kind and amount of securities, cash and other property which the holders would have been entitled to receive upon the reclassification, change, consolidation, merger, sale or transfer if the holders had held the number of shares of Common Stock issuable upon conversion of their shares of Series C Preferred immediately prior to the reclassification, change, consolidation, merger, sale or transfer.

     No fractional shares or securities representing fractional shares of Common Stock will be issued upon conversion. Any fractional shares resulting from conversion will be paid in cash based on the current market price of the Common Stock at the close of business on the business day preceding the date of conversion.

     The holder of record of a share of Series C Preferred on a record date with respect to the payment of a dividend on the Series C Preferred will be entitled to receive the dividend on that share of Series C Preferred on the corresponding dividend due date notwithstanding the conversion of the share after the record date or any default by the Company in the payment of the dividend payable on that dividend due date. Notwithstanding the foregoing, a share of Series C Preferred surrendered for conversion during the period from the close of business on any record date for the payment of a dividend on the Series C Preferred to the opening of business on the corresponding dividend due date (except a share of Series C Preferred called for redemption on a redemption date during such period) must be accompanied by payment of an amount equal to the dividend payable on such dividend due date. The dividend with respect to a share of Series C Preferred called for redemption on a redemption date during the period from the close of business on a record date with respect to the payment of a dividend on the Series C Preferred to the opening of business on the corresponding dividend due date will be payable on that dividend due date, and the holder converting such share of Series C Preferred need not include a payment of such dividend amount upon surrender of such shares of Series C Preferred for conversion. Holders of record of shares of Series C Preferred on a record date with respect to the payment of a dividend on the Series C Preferred who convert their shares on or after the corresponding dividend due date will receive the dividend payable by the Company on that date and need not include payment in the amount of the dividend upon surrender of such shares of conversion. Except as described above, no payment or adjustment is to be made on conversion for dividends accrued on the shares of Series C Preferred or for dividends on the Common Stock issued on conversion.

     Preemptive Rights. The holders of shares of Series C Preferred shall not have any preemptive right to acquire any unissued shares of any stock of the Company, now or hereafter authorized, or any other securities of the Company.

     Series A Preferred. The rights of the holders of the Series A Preferred are similar in many respects to the rights of the holders of the Series C Preferred. The Series A Preferred ranks on a parity with the Series C Preferred with respect to the payment of dividends and liquidation rights. The following is a summary of the material differences in the rights of the holders of the Series A Preferred as compared to the rights of the holders of the Series C Preferred.

     Dividends. Holders of shares of Series A Preferred are entitled to receive, if, when and as declared by the Board of Directors of the Company out of assets of the Company legally available for payment, cumulative cash dividends, payable quarterly, at the rate of 7.5% per annum, or $.75 per share per annum, from the date of issuance and for each quarterly dividend period thereafter.

     Optional Redemption. The Series A Preferred is not redeemable prior to June 30, 1998 unless the Common Stock shall have a closing bid price which is at least 140% of the Conversion Price for 20 consecutive trading days prior to redemption. In the event the Series A Preferred becomes redeemable prior to June 30, 1998, the Series A Preferred may be redeemed, in whole or in part, at the Company's option, at a price of $10.00 per share, plus accrued and unpaid dividends to the date fixed for redemption. The Series A Preferred will be redeemable, in whole or in part, at the option of the Company, at any time on or after June 30, 1998 at the following per-share prices during the 12-month period beginning June 30:

YEAR                                   REDEMPTION PRICE
----                                   ----------------
1998................................   $     10.40
1999................................         10.32
2000................................         10.24
2001................................         10.16
2002................................         10.08
2003 and thereafter.................         10.00

together, in each case, with an amount equal to accrued plus unpaid dividends (whether or not earned or declared) to the date fixed for redemption.

     Rights to Purchase Series B Preferred. See 'Certain Anti-Takeover Provisions--Rights Plan.'

CERTAIN ANTI-TAKEOVER PROVISIONS

     Certain provisions of the Company's Rights Plan and Articles of Incorporation and of Florida law could have the effect of deterring takeovers. In addition, federal law provides for OTS approval of changes in control of savings bank holding companies.

     Rights Plan. On March 29, 1995, the Board of Directors of the Company declared a dividend on the Common Stock of one Right for each outstanding share of Common Stock of the Company to shareholders of record at the close of business on April 14, 1995. Each Right entitles the registered holder to purchase from the Company a unit consisting of one one-hundredth of a share (a 'Unit') of the Company's Series B Junior Participating Preferred Stock (the 'Series B Preferred'), or a combination of securities and assets of equivalent value, at a purchase price of $18 per Unit, subject to adjustment. Each fractional share of Series B Preferred is designed to be equivalent in voting and dividend rights to one share of Common Stock. A full description and terms of the Rights are set forth in the Rights Agreement (the 'Rights Agreement'), dated as of April 14, 1995, between the Company and IBJ Schroder Bank & Trust Company, as Rights Agent.

     The Rights Agreement is designed to protect shareholder interests in the event that the Company is confronted with coercive or unfair takeover tactics, including offers that do not treat all shareholder interests fairly or do not maximize the value of the Company. Acquisition offers that reflect the Company's fair value and that are made to all shareholders would not be affected by the Rights Agreement.

     Initially, ownership of the Rights are evidenced only by the Common Stock certificates. The Rights will separate from the Common Stock and a Distribution Date will occur upon the earlier of (i) 10 days following a public announcement that a person or group of affiliated or associated persons (an 'Acquiring Person') has acquired, or obtained the right to acquire, beneficial ownership of 20% or more of the outstanding Common Stock (the 'Stock Acquisition Date'), or
(ii) the close of business on such date as may be fixed by the Board of Directors, which date shall not be more than 65 days following the commencement of a tender offer or exchange offer that would result in a person or group beneficially owning 30% or more of the outstanding Common Stock.

     The Rights are not exercisable until the Distribution Date and will expire at the close of business on April 14, 2005, unless earlier redeemed by the Company or unless certain events have occurred.

     Except in the circumstances described below, after the Distribution Date each Right will be exercisable into one one-hundredth of a Preferred Share (a 'Preferred Share Fraction'). Each Preferred Share Fraction carries voting and dividend rights that are intended to produce the equivalent of one Common Stock. The voting and dividend rights of the Preferred Shares are subject to adjustment in the event of dividends, subdivisions and combinations with respect to the Common Stock of the Company.

     In the event that at any time following the Stock Acquisition Date, (i) the Company is the surviving corporation in a merger with an Acquiring Person and its Common Stock remain outstanding, (ii) a Person becomes the beneficial owner of more than 25% of the then outstanding Common Stock other than pursuant to a tender offer that provides fair value to all shareholders, (iii) an Acquiring Person engages in one or more 'self-dealing' transactions as set forth in the Rights Agreement, or (iv) during such time as there is an Acquiring Person an event occurs that results in such Acquiring Person's ownership interest being increased by more than 1% (e.g., a reverse stock split), each holder of a Right will thereafter have the right to receive, upon exercise, Common Stock (or, in certain circumstances, cash, property or other securities of the Company) having a value equal to two times the exercise price of the Right. Notwithstanding any of the foregoing, following the occurrence of any of the events set forth in clauses (i), (ii), (iii) or (iv) of this paragraph, all Rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by any Acquiring Person who was involved in the transaction giving rise to any such event will be null and void. However, Rights are not exercisable following the occurrence of any of the events set forth above until such time as the Rights are no longer redeemable by the Company as set forth below.

     In the event that, at any time following the Stock Acquisition Date, (i) the Company is acquired in a merger or other business combination transaction in which the Company is not the surviving corporation

(other than a merger that is described in, or that follows a tender offer or exchange offer described in, the second preceding paragraph), or (ii) 50% or more of the Company's assets or earning power is sold or transferred, each holder of a Right (except Rights that previously have been voided as set forth above) shall thereafter have the right to receive, upon exercise, common shares of the acquiring company having a value equal to two times the exercise price of the Right. The events set forth in this paragraph and in the second preceding paragraph are referred to as the 'Triggering Events.'

     The purchase price payable, and the number of Units of Preferred Shares or other securities or property issuable upon exercise of the Rights, are subject to adjustment from time to time under certain circumstances to prevent dilution.

     At any time until ten days following the Stock Acquisition Date, the Company may redeem the Rights in whole, but not in part, at a price of $.01 per Right. That ten day redemption period may be extended by the Board of Directors so long as the Rights are still redeemable. Under certain circumstances set forth in the Rights Agreement, the decision to redeem will require the concurrence of a majority of the Continuing Directors. Immediately upon the action of the Board of Directors ordering redemption of the Rights, with, where required, the concurrence of the Continuing Directors, the Rights will terminate and the only right of the holders of Rights will be to receive the $.01 redemption price.

     The term 'Continuing Directors' means any member of the Board of Directors of the Company who was a member of the Board prior to the date of the Rights Agreement, and any person who is subsequently elected to the Board if such person is recommended or approved by a majority of the Continuing Directors, but shall not include an Acquiring Person, or an affiliate or associate of an Acquiring Person, or any representative of the foregoing entities.

     Other than those provisions relating to the principal economic terms of the Rights, any of the provisions of the Rights Agreement may be amended by the Board of Directors of the Company prior to the Distribution Date. After the Distribution Date, the provisions of the Rights Agreement may be amended by the Board (in certain circumstances, with the concurrence of the Continuing Directors) in order to cure any ambiguity, to make changes that do not adversely affect the interests of holders of Rights (excluding the interests of any Acquiring Person), or to shorten or lengthen any time period under the Rights Agreement; provided, however, that no amendment to adjust the time period governing redemption shall be made at such time as the Rights are not redeemable.

     Until a Right is exercised, the holder thereof, as such, will have no rights as a shareholder of the Company, including, without limitation, the right to vote or to receive dividends. The adoption of the Rights Agreement does not affect the financial strength of the Company or interfere in any way with its business strategy or plans. The distribution alone of the rights has no dilutive effect. It will not affect earnings per share or dividends per share, nor change the method in which shareholders trade the Company's Common Stock.

     Articles of Incorporation. The Articles of Incorporation divide the Board of Directors into three classes, with one class elected annually to serve three-year terms. Directors may only be removed from office by the affirmative vote of the holders of 80% of the outstanding shares of Common Stock. In addition, the Articles of Incorporation prohibit actions by shareholders by written consent without a meeting.

     Florida Law. The Company is subject to the 'Control Share' and 'Fair Price' provisions of the Florida Business Corporation Act. The Control Share provisions prohibit a shareholder voting shares of Common Stock acquired in excess of 20% (and 33% and 50%) of the outstanding voting shares unless the remaining uninterested shareholders approve voting rights for such shares by majority vote at a special meeting called for that purpose. The Fair Price provisions require that, in any merger of the Company with a corporation affiliated with a 10% or greater shareholder (the 'Interested Shareholder'), shareholders receive the higher of the highest price paid by the Interested Shareholder for shares of Common Stock during the preceding two years or the fair market value of the Common Stock, unless the merger is approved by a majority of the directors not affiliated with the Interested Shareholder or the holders of two-thirds of the Common Stock not affiliated with the Interested Shareholder.

     Federal Law. Federal law and regulations require that any person seeking to acquire control of the Company give the OTS notice at least 60 days in advance. 'Control' means the power to vote 25% or more of the Common Stock or otherwise direct the management of the Company. In addition, 'control' is presumed, subject to rebuttal, if a person acquires 10% of the Common Stock and is subject to one of eight control factors specified in the regulations. The OTS has the power to disapprove the acquisition of control if it finds that the acquisition would substantially lessen competition, the financial condition of the acquiror is inadequate or the competency, experience or integrity of the acquiror is inadequate. See 'Regulatory Matters--Federal Regulation--Restrictions on Acquisitions.'

                                  UNDERWRITING


     Subject to the terms and conditions of the Underwriting Agreement between the Company and Ryan, Beck, all of the shares offered hereby will be purchased by Ryan, Beck for resale to the public. In addition, the Company has granted to Ryan, Beck options, exercisable not later than 30 days after the date of this Prospectus, to purchase an additional 240,000 shares of Common Stock and 120,000 shares of Series C Preferred at the applicable Price to Public set forth on the cover page of this Prospectus, less the Underwriting Discount. Ryan, Beck may exercise such options to purchase solely for the purpose of covering over-allotments, if any, incurred in the sale of the shares offered hereby.

     The Company has been advised by Ryan, Beck that Ryan, Beck proposes to offer the Common Stock and Series C Preferred to the public at the applicable Price to Public set forth on the cover page of this Prospectus and at such price
less a concession of not more than $.      and $.      per share of Common Stock
and Series C Preferred, respectively, to certain dealers. After the Offerings, the price to public and other selling terms may be changed.


     The Company, its executive officers and directors, and the affiliates of each have agreed not to sell, contract to sell or otherwise dispose of any equity securities of the Company (or any securities exercisable for or convertible into such equity securities), other than the shares offered hereby,
for a period of   days after the consummation of the Offerings without the prior written consent of Ryan, Beck.

     Ryan, Beck currently makes a market in the Common Stock and Series A Preferred and intends to make a market in the Series C Preferred, as permitted by applicable laws and regulations. Ryan, Beck, however, is not obligated to make a market in such shares and any such market making may be discontinued at any time at the sole discretion of Ryan, Beck. Prior to the Offerings, there has been no public market for the Series C Preferred. The Offerings price of the Series C Preferred will be determined by negotiations between the Company and Ryan, Beck based upon market conditions, the Company's financial performance and other relevant factors.

     Ryan, Beck's obligation to purchase the shares of Common Stock and Series C Preferred is subject to certain conditions contained in the Underwriting Agreement. Ryan, Beck may elect to waive any condition and purchase the shares of Common Stock and Series C Preferred as it specifies by notice to the Company.


     The Company has agreed in the Underwriting Agreement to reimburse Ryan, Beck for its reasonable out-of-pocket expenses and legal fees related to the sale of Common Stock and Series C Preferred offered hereby; provided, however, that such legal fees shall not exceed $45,000 without the consent of the Company. The Company has also agreed in the Underwriting Agreement to indemnify Ryan, Beck against liabilities and expenses (including legal fees) incurred in connection with certain claims or litigation arising out of or based upon untrue statements or omissions contained in the Offerings materials for the Common Stock and the Series C Preferred, including but not limited to liabilities under the Securities Act and under the Exchange Act.


                                 LEGAL MATTERS


     The validity of the shares of the Common Stock and Series C Preferred being offered hereby will be passed upon for the Company by Morgan, Lewis & Bockius LLP, Miami, Florida. Certain legal matters are being passed upon for Ryan, Beck by Elias, Matz, Tiernan & Herrick, L.L.P., Washington, D.C., special counsel to Ryan, Beck.

                                    EXPERTS

     The consolidated financial statements of Republic Security Financial Corporation at March 31, 1995 and 1994 and for each of the three years in the period ended March 31, 1995, appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

     The consolidated financial statements of Banyan at December 31, 1994 and 1993 and for each of the two years in the period ended December 31, 1994, appearing in this Prospectus and Registration Statement have been audited by McGladrey & Pullen, LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

     The consolidated financial statements of Governors at December 31, 1993 and 1992 and for each of the three years in the period ended December 31, 1993, appearing in this Prospectus and Registration Statement have been audited by BDO Seidman, LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein. The report on these consolidated financial statements contains explanatory paragraphs regarding uncertainties as to Governors' ability to continue as a going concern and as to the outcome of certain litigation. These consolidated financial statements are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.


                             AVAILABLE INFORMATION

     The Company is subject to the information and reporting requirements of the Securities Exchange Act of 1934, as amended (the 'Exchange Act'), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the 'Commission'). Such reports, proxy statements and other information may be inspected and copied at the Commission's public reference room located at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the public reference facilities in the Commission's regional offices at Northwestern Atrium Center, Suite 1400, 500 West Madison Street, Chicago, Illinois 60661 and Room 1228, 75 Park Place, New York, New York 10007. Copies of such material may also be obtained at prescribed rates by writing the Commission, Public Reference Section, 450 Fifth Street, N.W., Washington, D.C. 20549. The Common Stock is listed on NASDAQ and such reports, proxy statements and other information may be inspected and copied at the offices of the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, D.C. 20006.

     The Company has filed with the Commission a Registration Statement on Form S-1 (File No. 33-62847) (the 'Registration Statement') under the Securities Act of 1933, as amended ('Securities Act'), with respect to the Common Stock and the Series C Preferred offered hereby. This Prospectus does not contain all the information set forth in the Registration Statement. For further information with respect to the Company, the Common Stock and the Series C Preferred offered hereby, reference is made to the Registration Statement. Statements contained in this Prospectus concerning the provisions of certain documents are not necessarily complete and, in each instance, reference is made to the copy of the document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference. Copies of all or any part of the Registration Statement, including exhibits thereto, may be obtained, upon payment of the prescribed fees, at the offices of the Commission as set forth above.

                         INDEX TO FINANCIAL STATEMENTS

                                                                                                              PAGE
                                                                                                              ----
REPUBLIC SECURITY FINANCIAL CORPORATION
Report of Independent Certified Public Accountants.........................................................    F-3
Consolidated Statements of Financial Condition at June 30, 1995 (unaudited), March 31, 1995 and March 31,
  1994.....................................................................................................    F-4
Consolidated Statements of Income for the three months ended June 30, 1995 and 1994 (unaudited) and for the
  years ended March 31, 1995, 1994 and 1993................................................................    F-5
Consolidated Statements of Shareholders' Equity for the three months ended June 30, 1995 (unaudited) and
  for the years ended March 31, 1995, 1994 and 1993........................................................    F-6
Consolidated Statements of Cash Flows for the three months ended June 30, 1995 and 1994 (unaudited) and for
  the years ended March 31, 1995, 1994 and 1993............................................................    F-7
Notes to Consolidated Financial Statements.................................................................    F-8

BANYAN BANK
Independent Auditor's Report...............................................................................   F-36
Balance Sheets at June 30, 1995 (unaudited), December 31, 1994 and December 31, 1993.......................   F-37
Statements of Income for the six months ended June 30, 1995 (unaudited) and for
  the years ended December 31, 1994 and 1993...............................................................   F-38
Statements of Stockholders' Equity for the six months ended June 30, 1995 (unaudited) and for the years
  ended December 31, 1994 and 1993.........................................................................   F-39
Statements of Cash Flows for the six months ended June 30, 1995 (unaudited) and for
  the years ended December 31, 1994 and 1993...............................................................   F-40
Notes to Financial Statements..............................................................................   F-41

GOVERNORS BANK CORPORATION AND SUBSIDIARY
Report of Independent Certified Public Accountants.........................................................   F-54
Consolidated Balance Sheet at September 30, 1994 (unaudited)
  December 31, 1993 and 1992...............................................................................   F-55
Consolidated Statements of Operations for the nine months ended September 30, 1994 (unaudited) and the
  years ended December 31, 1993, 1992 and 1991.............................................................   F-56
Consolidated Statements of Stockholders' Equity for the nine months ended September 30, 1994 (unaudited)
  and the years ended December 31, 1993, 1992 and 1991.....................................................   F-57
Consolidated Statements of Cash Flows for the nine months ended September 30, 1994 (unaudited) and the
  years ended December 31, 1993, 1992 and 1991.............................................................   F-58
Summary of Significant Accounting Policies.................................................................   F-59
Notes to Consolidated Financial Statements.................................................................   F-61

                    REPUBLIC SECURITY FINANCIAL CORPORATION

        AUDITED FINANCIAL STATEMENTS AS OF MARCH 31, 1995, 1994 AND 1993
                   AND UNAUDITED AS OF JUNE 30, 1995 AND 1994

        TOGETHER WITH REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Shareholders and Board of Directors
Republic Security Financial Corporation

     We have audited the accompanying consolidated statements of financial condition of Republic Security Financial Corporation and subsidiaries as of March 31, 1995 and 1994, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended March 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Republic Security Financial Corporation and subsidiaries at March 31, 1995 and 1994, and the consolidated results of their operations and their cash flows for each of the three years in the period ended March 31, 1995, in conformity with generally accepted accounting principles.

     As discussed in Note 14 to the consolidated financial statements, the Company changed its method of accounting for income taxes in the year ended March 31, 1994.

                                                    ERNST & YOUNG LLP

West Palm Beach, Florida
May 10, 1995

                 CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION
             (AMOUNTS IN THOUSANDS EXCEPT SHARE AND PER SHARE DATA)

                                                                                                   MARCH 31,
                                                                                 JUNE 30,     --------------------
                                                                                   1995         1995        1994
                                                                               -----------    --------    --------
                                                                               (UNAUDITED)
ASSETS
Cash and amounts due from depository institutions............................  $    3,777     $  3,566    $  3,408
Interest-bearing deposits in other financial institutions....................      11,254       14,050       9,746
Investments held to maturity (market value of $11,590 at
  June 30, 1995 and $14,229 and $257 at March 31, 1995 and
  1994, respectively)........................................................      11,358       14,153         249
Investments - trading........................................................                               24,232
Real estate mortgages-held for sale (market value of $1,819).................                                1,805
Loans receivable - net.......................................................     229,819      227,940     155,294
Property and equipment - net.................................................       6,038        6,103       4,016
Real estate owned............................................................       1,445        1,009       1,871
Goodwill - net...............................................................       3,173        3,227
Loan servicing rights........................................................       2,703        2,796         775
Accrued interest receivable..................................................       1,806        2,041         985
Other assets.................................................................       4,607        5,154       4,256
                                                                               -----------    --------    --------
TOTAL........................................................................  $  275,980     $280,039    $206,637
                                                                               -----------    --------    --------
                                                                               -----------    --------    --------
LIABILITIES AND SHAREHOLDERS' EQUITY
Deposits.....................................................................  $  225,081     $229,735    $156,651
Federal Home Loan Bank advances..............................................      15,000       15,000      20,000
Securities sold under agreements to repurchase...............................       2,469        2,748
Redeemable subordinated debentures...........................................                    1,985       1,995
Advances from borrowers for taxes and insurance..............................       2,107        1,598       1,445
Bank drafts payable..........................................................       3,914        4,148       4,425
Other liabilities............................................................       4,737        4,379       2,473
                                                                               -----------    --------    --------
Total liabilities............................................................     253,308      259,593     186,989
Commitments and contingencies
Shareholders' equity:
Preferred stock $10.00 stated value; 10,000,000 shares authorized; 402,500 shares issued and outstanding at June 30, 1995 and March 31, 1995 and
  1994.......................................................................       4,025        4,025       4,025
Common stock $.01 par value; 20,000,000 shares authorized; 4,313,060,
  3,652,743 and 3,609,979 shares issued and outstanding at June 30, 1995,
  March 31, 1995 and 1994, respectively......................................          43           36          36
Additional paid-in capital...................................................      16,211       14,363      14,213
Retained earnings............................................................       2,393        2,022       1,374
                                                                               -----------    --------    --------
Total shareholders' equity...................................................      22,672       20,446      19,648
                                                                               -----------    --------    --------
Total........................................................................  $  275,980     $280,039    $206,637
                                                                               -----------    --------    --------
                                                                               -----------    --------    --------

                See notes to consolidated financial statements.

                       CONSOLIDATED STATEMENTS OF INCOME
                  (AMOUNTS IN THOUSANDS EXCEPT PER SHARE DATA)

                                                              THREE MONTHS ENDED
                                                                    JUNE 30,                YEAR ENDED MARCH 31,
                                                         --------------------------    -----------------------------
                                                             1995           1994         1995       1994       1993
                                                         -----------    -----------    -------    -------    -------
                                                         (UNAUDITED)    (UNAUDITED)
INTEREST INCOME:
Interest on loans......................................  $   4,979      $   3,093      $15,254    $11,525    $10,774
Interest and dividends on investments..................        341            268        1,034        962        463
                                                         -----------    -----------    -------    -------    -------
                                                             5,320          3,361       16,288     12,487     11,237
                                                         -----------    -----------    -------    -------    -------
INTEREST EXPENSE:
Interest on deposits...................................      2,432          1,246        6,244      4,733      4,319
Interest on short-term borrowings......................        249            203          935        559          1
Interest on long-term borrowings.......................         31             60          218        220        240
                                                         -----------    -----------    -------    -------    -------
                                                             2,712          1,509        7,397      5,512      4,560
                                                         -----------    -----------    -------    -------    -------
Net interest income....................................      2,608          1,852        8,891      6,975      6,677
Provision for loan losses..............................         25             75          200        214      1,003
                                                         -----------    -----------    -------    -------    -------
Net interest income after provision for
  loan losses..........................................      2,583          1,777        8,691      6,761      5,674
                                                         -----------    -----------    -------    -------    -------
NON-INTEREST INCOME:
Mortgage banking income................................                                  1,788      3,475      2,626
Other income...........................................        914            854        1,211        914        432
                                                         -----------    -----------    -------    -------    -------
                                                               914            854        2,999      4,389      3,058
                                                         -----------    -----------    -------    -------    -------
OPERATING EXPENSES:
Employee compensation and benefits.....................      1,215          1,087        4,595      4,109      3,167
Occupancy and equipment................................        489            289        1,488      1,201        803
Professional fees......................................        199            148          652        707        653
Advertising and promotion..............................         60             51          233        268        233
Outside services.......................................         35             36          232        163        177
Communications.........................................        106             78          352        332        285
Data processing........................................        111             66          307        211        130
Insurance..............................................        153            136          570        556        413
Real estate owned - net................................          3             44           70        127        199
Other..................................................        308            276        1,361      1,065        872
                                                         -----------    -----------    -------    -------    -------
                                                             2,679          2,211        9,860      8,739      6,932
                                                         -----------    -----------    -------    -------    -------
Income before income taxes and
  accounting change....................................        818            420        1,830      2,411      1,800
Income taxes...........................................        291            155          663        818        582
                                                         -----------    -----------    -------    -------    -------
Income before accounting change........................        527            265        1,167      1,593      1,218
Change in accounting for income taxes..................                                               500
                                                         -----------    -----------    -------    -------    -------
NET INCOME.............................................  $     527      $     265      $ 1,167    $ 2,093    $ 1,218
                                                         -----------    -----------    -------    -------    -------
                                                         -----------    -----------    -------    -------    -------
Income per common share:
Income before accounting change........................  $     .10      $     .05      $   .23    $   .42    $   .50
Change in accounting for income taxes..................                                               .13
                                                         -----------    -----------    -------    -------    -------
Net income.............................................  $     .10      $     .05      $   .23    $   .55    $   .50
                                                         -----------    -----------    -------    -------    -------
                                                         -----------    -----------    -------    -------    -------
Average common shares and common stock equivalents
  outstanding (in thousands)...........................      4,459          4,480        4,474      3,927      2,895
                                                         -----------    -----------    -------    -------    -------
                                                         -----------    -----------    -------    -------    -------

                See notes to consolidated financial statements.

                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
                    (AMOUNTS IN THOUSANDS EXCEPT SHARE DATA)

                                                                                                ADDITIONAL    RETAINED
                                                                         PREFERRED    COMMON      PAID-IN     EARNINGS
                                                                           STOCK       STOCK      CAPITAL     (DEFICIT)
                                                                         ---------    ------    ----------    --------
BALANCE, MARCH 31, 1992................................................               $  15     $   7,217     $   (128)
401(K) Plan - 12,010 shares............................................                                48
Stock Grants - 17,917 shares...........................................                                75
Repurchase of - 15,661 shares..........................................                               (70)
Common stock issued in connection with purchase of Homestead Federal
  Savings Bank - 575,325 shares........................................                   5         2,413
Net income.............................................................                                          1,218
                                                                                      ------    ----------    --------
BALANCE, MARCH 31, 1993................................................                  20         9,683        1,090
Stock dividends - 377,303 shares.......................................                   4         1,525       (1,529)
Stock grants - 6,352 shares............................................                                22
401(K) Plan - 14,582 shares............................................                                50
Cash dividends - common stock..........................................                                           (116)
Cash dividends - preferred stock.......................................                                           (164)
Exercise of equity contracts - 6,557 shares............................                                21
Issuance of preferred stock - 402,500 shares...........................  $  4,025                    (550)
Issuance of common stock - 1,150,000 shares............................                  12         3,462
Net income.............................................................                                          2,093
                                                                         ---------    ------    ----------    --------
BALANCE, MARCH 31, 1994................................................     4,025        36        14,213        1,374
Issuance of common stock for fixed asset purchase -
  7,701 shares.........................................................                                27
Stock grants - 9,196 shares............................................                                38
Exercise of stock options - 4,337 shares...............................                                10
Exercise of equity contracts - 13,786 shares...........................                                40
401 (K) Plan - 7,744 shares............................................                                35
Cash dividends - common stock..........................................                                           (217)
Cash dividends - preferred stock.......................................                                           (302)
Net income.............................................................                                          1,167
                                                                         ---------    ------    ----------    --------
BALANCE, MARCH 31, 1995................................................     4,025        36        14,363        2,022
Exercise of equity contracts - 634,476 shares (unaudited)..............                   7         1,744
Exercise of warrants - 13,344 shares (unaudited).......................                                52
Stock grants - 10,500 shares (unaudited)...............................                                44
401(K) plan - 1,997 shares (unaudited).................................                                 8
Cash dividends - common stock (unaudited)..............................                                            (81)
Cash dividends - preferred stock (unaudited)...........................                                            (75)
Net income for three months ended June 30, 1995
  (unaudited)..........................................................                                            527
                                                                         ---------    ------    ----------    --------
BALANCE, JUNE 30, 1995 (UNAUDITED).....................................  $  4,025     $  43     $  16,211     $  2,393
                                                                         ---------    ------    ----------    --------
                                                                         ---------    ------    ----------    --------

                See notes to consolidated financial statements.

                      CONSOLIDATED STATEMENT OF CASH FLOWS
                             (AMOUNTS IN THOUSANDS)

                                                              THREE MONTHS ENDED
                                                                    JUNE 30,                  YEAR ENDED MARCH 31,
                                                         --------------------------    ----------------------------------
                                                             1995           1994         1995         1994         1993
                                                         -----------    -----------    --------    ---------    ---------
                                                         (UNAUDITED)    (UNAUDITED)
OPERATING ACTIVITIES:
Net income.............................................  $      527     $      265     $  1,167    $   2,093    $   1,218
Adjustments to reconcile net income to net cash
  provided by (used in) operating activities:
Provision for loan and real estate losses..............          25             75          291          300        1,194
Provision for depreciation.............................         152             98          459          410          274
Deferred income taxes..................................                                     139          100          518
Amortization of loan servicing rights and premium on
  sale of loans........................................         135            116          505        1,218        2,922
Amortization of deferred loan fees and costs...........        (126)           (40)        (215)        (439)        (764)
Amortization of goodwill...............................          55                          73
Gain on sale of loans and servicing....................        (183)          (650)      (1,175)      (3,657)      (3,844)
Loan costs deferred....................................         (59)          (174)        (471)        (894)        (955)
Loans originated for sale..............................     (11,461)       (17,005)     (48,157)    (139,393)    (122,272)
Purchase of loans for sale.............................                       (700)      (5,140)     (20,759)      (1,704)
Sale of loans and loan participation certificates......      11,644         17,353       55,102      142,274      132,988
Proceeds from the sale of investments - trading........                     24,000       24,000
Purchase of investments held for trading...............                                              (24,233)
Loss on investments trading............................                        200          200
Other - net............................................         590            384        1,962          440          103
                                                         -----------    -----------    --------    ---------    ---------
Net cash provided by (used in) operating activities....       1,299         23,922       28,740      (42,540)       9,678
                                                         -----------    -----------    --------    ---------    ---------
INVESTING ACTIVITIES:
Cash and cash equivalents acquired in mergers-net......                                   1,819                    12,589
Maturities of investments..............................       2,850                       1,350
Loans purchased for investment.........................                                  (1,053)     (26,450)
Loans originated for investment........................     (21,927)       (12,309)     (67,990)     (13,950)     (27,671)
Principal collected on loans...........................      19,391          3,081       35,034       37,313       34,933
Purchase of property and equipment.....................          87           (300)      (2,295)      (1,745)      (2,253)
Purchase of loan servicing rights......................                                  (2,322)
Other - net............................................         220             (4)       1,408           74        1,333
                                                         -----------    -----------    --------    ---------    ---------
Net cash provided by (used in) investing activities....      (1,379)        (9,532)     (34,049)      (4,758)      18,931
                                                         -----------    -----------    --------    ---------    ---------
FINANCING ACTIVITIES:
Net (decrease) increase in demand deposit, NOW
  accounts, Money Market accounts and savings
  accounts.............................................      (2,708)        (2,553)      (1,414)       7,922       10,425
Proceeds from sales of certificates of deposit.........      11,672          8,485       56,414       39,402       30,838
Payment for maturing certificates of deposits..........     (13,618)        (7,975)     (40,185)     (36,584)     (54,467)
Sale of common and preferred stock -net of stock
  issuance costs.......................................                                                6,949
Net increase (decrease) from short-term borrowings.....        (279)                        233                       (35)
(Decrease) increase in FHLB advances...................                                  (5,000)      20,000
Cash dividends.........................................        (156)           (36)        (519)        (280)
Other - net............................................        (174)            10          242       (2,776)         216
                                                         -----------    -----------    --------    ---------    ---------
Net cash provided by (used in) financing activities....      (5,263)        (2,069)       9,771       34,633      (13,023)
                                                         -----------    -----------    --------    ---------    ---------
Increase (decrease) in cash and cash equivalents.......      (2,585)        12,321        4,462      (12,665)      15,586
Cash and cash equivalents at beginning of year.........      17,616         13,154       13,154       25,819       10,233
                                                         -----------    -----------    --------    ---------    ---------
Cash and cash equivalents at end of period.............  $   15,031     $   25,475     $ 17,616    $  13,154    $  25,819
                                                         -----------    -----------    --------    ---------    ---------
                                                         -----------    -----------    --------    ---------    ---------

                See notes to consolidated financial statements.

                    REPUBLIC SECURITY FINANCIAL CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
  (INFORMATION PERTAINING TO THE THREE MONTHS ENDED JUNE 30, 1995 AND 1994 IS
                                   UNAUDITED)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     The accounting and reporting policies of Republic Security Financial Corporation and subsidiaries conform to generally accepted accounting principles and to general practices within the savings and loan and mortgage banking industries. The following is a summary of the significant accounting policies.

PRINCIPLES OF CONSOLIDATION

     The consolidated financial statements include the accounts of Republic Security Financial Corporation (the 'Company' or 'RSFC') and its wholly-owned subsidiary, Republic Security Bank, (the 'Bank'). All significant intercompany balances and transactions have been eliminated in consolidation.

STATEMENTS OF CASH FLOWS

     For purposes of reporting cash flows, cash and cash equivalents include cash on hand, amounts due from banks, and federal funds sold. The Company paid $125,000 and $75,000 of income tax payments during the three months ended June 30, 1995 and 1994, respectively. The Company paid $512,000, $180,000, and $630,000 of income tax payments during the years ended March 31, 1995, 1994, and 1993, respectively. During the periods ended June 30, 1995 and 1994, the Company paid $2,634,000 and $1,546,000, respectively, in interest on deposits and other borrowings. The Company paid $6,634,000, $5,471,000 and $4,590,000 of interest on deposits and other borrowings during the years ended March 31, 1995, 1994, and 1993, respectively. During the three months ended June 30, 1995 and 1994, $408,000 and $448,000, respectively, of loans were transferred to REO. Approximately $1,367,000, $2,258,000, and $1,317,000 was transferred from loans to REO during 1995, 1994, and 1993, respectively. In addition, assets of $64,307,000 were acquired and $62,310,000 liabilities assumed related to the merger of Governors Bank during 1995.

TRADING ACCOUNT ASSETS

     Trading account assets are held for resale in anticipation of short-term market movements. Trading account assets, consisting of adjustable rate mortgage funds are stated at fair value. Realized and unrealized gains and losses on trading securities are included in other non-interest income. Dividends earned on trading account assets are included in interest and dividends on investments.

SECURITIES HELD TO MATURITY

     Management determines the appropriate classification of debt securities at the time of purchase and reevaluates such designation as of each balance sheet date. Debt securities are classified as held to maturity when the Company has the positive intent and ability to hold the securities to maturity. Held to maturity securities are stated at amortized cost.

REAL ESTATE MORTGAGES - HELD FOR SALE

     Real estate mortgages held for sale are valued at the lower of cost or market considering outstanding forward commitments to sell loans to investors. All mortgage loans held for sale are committed for sale to secondary market investors under firm agreements at or prior to closing date on the individual loan. Fees

                    REPUBLIC SECURITY FINANCIAL CORPORATION
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED) (INFORMATION PERTAINING TO THE THREE MONTHS ENDED JUNE 30, 1995 AND 1994 IS
                                   UNAUDITED)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES--(CONTINUED)

and costs associated with originating mortgage loans sold are considered in determining the gain or loss on sale of loans.

ALLOWANCE FOR LOAN LOSSES

     The allowance for loan losses is established by provision for loan losses charged against earnings. In evaluating the adequacy of the allowance for loan losses, management considers the loan portfolio, past loan loss experience, current economic conditions, workout arrangements, fair value of the underlying collateral, future cash flows expected to be received on impaired loans, and other relevant factors. While management believes the allowance for loan losses is adequate for losses in the loan portfolio, additional provisions for potential loan losses may be necessary in future periods should economic or other factors change substantially.

     In May 1993, the Financial Accounting Standards Board issued Statement No. 114, 'Accounting by Creditors for Impairment of Loans' (SFAS No. 114), which is effective for fiscal years beginning after December 15, 1994. The new standard requires impaired loans within the scope of SFAS No.114 be measured based on discounted cash flows using the loan's effective interest rate or the fair value of the collateral for collateral dependent loans. Effective April 1, 1995, the Company adopted Financial Accounting Standards Board Statement No. 114, 'Accounting by Creditors for Impairment of a Loan.' Under the new standard, the 1995 allowance for credit losses related to loans that are identified for evaluation in accordance with Statement No. 114 is based on discounted cash flows using the loan's initial effective interest rate or the fair value of the collateral for certain collateral dependent loans. Prior to 1995, the allowance for credit losses related to these loans was based on undiscounted cash flows or the fair value of the collateral for collateral dependent loans. The adoption of this statement did not have a material impact on the operations of the Company.

     In accordance with Statement No. 114, a loan is classified as in-substance foreclosure when the Company has taken possession of the collateral regardless of whether formal foreclosure proceedings take place. Loans previously classified as in-substance foreclosure but for which the Company had not taken possession of the collateral which totalled $1,329,000 and $919,000 at March 31, 1995 and 1994, respectively have been reclassified to loans.

REAL ESTATE OWNED

     Property acquired by foreclosure, or deed in lieu of foreclosure, is recorded at the lower of the loan balance or estimated fair value minus estimated costs to sell at the time of foreclosure or deemed in-substance foreclosure. Costs related to the development and improvement of the property are capitalized, whereas costs related to maintaining the property are charged to real estate owned expense. In addition, any subsequent reductions in the valuation of the property is included in real estate owned expense.

LOANS RECEIVABLE

     Loans receivable are stated at the principal amount outstanding plus or minus any purchased premiums or discounts. Interest on loans is accrued as earned. Amortization of premiums and accretion of discounts are recognized as adjustments to interest income over the lives of the related loans. Loans contractually past

                    REPUBLIC SECURITY FINANCIAL CORPORATION
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED) (INFORMATION PERTAINING TO THE THREE MONTHS ENDED JUNE 30, 1995 AND 1994 IS
                                   UNAUDITED)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES--(CONTINUED)

due 60 days or more are placed on non-accrual and any previously accrued and unpaid interest is charged against interest income. Loans remain on non-accrual status until the obligation is brought current and has performed in accordance with the terms of the loan for a reasonable period of time. Accrual of interest on loans is discontinued when, in the opinion of management, reasonable doubt exists as to the full, timely collection of interest or principal. The Bank defers substantially all loan fees and direct costs associated with loan originations. Deferred loan fees and costs are amortized as a yield adjustment over the life of the loan.

PROPERTY AND EQUIPMENT

     Property and equipment is carried at cost less accumulated depreciation. Depreciation is computed on the straight-line method over the estimated useful lives of the assets ranging from five to twelve years for furniture and equipment and twenty-five years for office buildings. Leasehold improvements are amortized over the lesser of the lease terms or the assets' estimated useful lives. Repairs and maintenance is charged to expense and gains or losses on disposals are credited or charged to earnings.

INCOME PER COMMON SHARE

     Income per common share is computed by dividing net income less preferred stock dividends by the weighted average number of shares of common stock and common stock equivalents outstanding during the period. Common stock equivalents consisting of stock options, warrants, and equity contracts are included in the computation of earnings per share using the treasury stock method.

INCOME TAXES

     Effective April 1, 1993, deferred income taxes are accounted for under Statement of Financial Accounting Standards No. 109, 'Accounting for Income Taxes (SFAS No. 109)'. Under SFAS No. 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities, and their respective tax basis. To the extent current available evidence raises doubt about the future realization of a deferred tax asset, a valuation allowance must be established. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under SFAS No. 109, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enacted rate. Prior to the adoption of SFAS No. 109, income tax expense was determined using the deferred method, whereby deferred tax expense was based on items of income and expense that were reported in different years in the financial statements and tax returns and were measured at the tax rate in effect in the year the difference originated.

RECLASSIFICATION

     Certain amounts presented in the consolidated financial statements for prior years have been reclassified for comparative purposes.

                    REPUBLIC SECURITY FINANCIAL CORPORATION
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED) (INFORMATION PERTAINING TO THE THREE MONTHS ENDED JUNE 30, 1995 AND 1994 IS
                                   UNAUDITED)

2. MERGER

     On November 30, 1994, the Company acquired Governors Bank Corporation (Governors) for $5,154,000, plus $153,000 in merger related costs. Governors was a state chartered commercial bank headquartered in West Palm Beach, Florida. The acquisition was accounted for as a purchase and approximately $3.3 million in goodwill was recognized representing the acquisition cost in excess of the fair value of the net assets acquired. Goodwill is being amortized over 15 years using the straight-line method.

     The following summarizes the fair value of the Governors' assets acquired and liabilities assumed:

                                                                                            (IN THOUSANDS)
Cash.....................................................................................   $     6,973
Investment securities....................................................................        15,160
Loans, net...............................................................................        40,283
Accrued interest receivable..............................................................           513
Other assets.............................................................................         1,378
                                                                                            --------------
Total assets.............................................................................        64,307
                                                                                            --------------
Deposits.................................................................................        58,140
Accrued interest payable.................................................................           874
Securities sold under repurchase agreements..............................................         2,515
Other liabilities........................................................................           781
                                                                                            --------------
Total liabilities........................................................................        62,310
                                                                                            --------------
Net assets acquired......................................................................   $     1,997
                                                                                            --------------
                                                                                            --------------

     Pro forma financial information for RSFC, as if the merger had taken place as of April 1, 1994 and 1993, for income and per share data is as follows:

                                                                                 YEAR ENDED MARCH 31,
                                                                                 --------------------
                                                                                  1995         1994
                                                                                 -------      -------
                                                                                    (IN THOUSANDS)
Total interest income..........................................................  $19,702      $18,268
                                                                                 -------      -------
                                                                                 -------      -------
Net interest income after provision for loan losses............................  $10,625      $ 6,431
                                                                                 -------      -------
                                                                                 -------      -------
Income before taxes and cumulative effect of accounting change.................  $ 2,357      $   191
                                                                                 -------      -------
                                                                                 -------      -------
Net income.....................................................................  $ 1,507      $   507
                                                                                 -------      -------
                                                                                 -------      -------
Net income per common share....................................................  $   .30      $   .14
                                                                                 -------      -------
                                                                                 -------      -------

     The year ended March 31, 1994 includes a $3.2 million provision for loan losses attributable to the Governors' loan portfolio while the year ended March 31, 1995 includes a $102,000 provision related to the Governors' loan portfolio.

     On January 22, 1993, RSFC merged with Homestead Federal Savings Bank ('HFSB'). HFSB was a federally chartered savings bank with headquarters in Homestead, Florida. The merger was accounted for as a purchase under generally accepted accounting principles where the Company issued 575,325 shares of its

                    REPUBLIC SECURITY FINANCIAL CORPORATION
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED) (INFORMATION PERTAINING TO THE THREE MONTHS ENDED JUNE 30, 1995 AND 1994 IS
                                   UNAUDITED)

2. MERGER--(CONTINUED)

common stock and 442,558 warrants to acquire the common stock of HFSB. The term of the warrants is three years from the date of merger and entitles the holder to purchase one share of RSFC stock, per warrant, at a price of $3.90 per share. Assets and liabilities acquired included approximately $12.6 million in cash, $28.9 million in net loans, $2.7 million in investments, and $41.8 million in deposits. The results of operations of HFSB are included within the results of the Company since January 23, 1993.

3. INVESTMENTS

     The following is a summary of held to maturity securities at June 30, 1995 (unaudited):

                                                                 GROSS         GROSS
                                                    AMORTIZED  UNREALIZED    UNREALIZED    MARKET
                                                      COST       GAINS         LOSSES       VALUE     YIELD
                                                    -------    ----------    ----------    -------    -----
                                                                        (IN THOUSANDS)
U.S. Government securities........................  $10,733    $   232                     $10,965     7.20%
Foreign Government securities.....................       75                                     75     7.50
Other debt securities.............................      550                                    550     5.70
                                                    -------    ----------                  -------
Total Debt Securities.............................  $11,358    $   232                     $11,590     7.15%
                                                    -------    ----------                  -------
                                                    -------    ----------                  -------

     At June 30, 1995 securities with a book value of $8,912,000 were pledged to collateralize repurchase agreements, public deposits and other items.

     The amortized cost and estimated market value of debt securities at June 30, 1995 by contractual maturity are shown below (unaudited):

                                                                                    AMORTIZED    MARKET
                                                                                       COST       VALUE
                                                                                    ---------    -------
                                                                                       (IN THOUSANDS)
Due in 1 year or less.............................................................  $  5,479     $ 5,509
Due after 1 through 5 years.......................................................     5,754       5,956
Due after 5 years through 10 years................................................       125         125
                                                                                    ---------    -------
                                                                                    $ 11,358     $11,590
                                                                                    ---------    -------
                                                                                    ---------    -------

                    REPUBLIC SECURITY FINANCIAL CORPORATION
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED) (INFORMATION PERTAINING TO THE THREE MONTHS ENDED JUNE 30, 1995 AND 1994 IS
                                   UNAUDITED)

3. INVESTMENTS--(CONTINUED)

     The following is a summary of held to maturity securities at March 31:

                                                                 GROSS         GROSS
                                                    AMORTIZED  UNREALIZED    UNREALIZED    MARKET
                                                      COST       GAINS         LOSSES       VALUE     YIELD
                                                    -------    ----------    ----------    -------    -----
                                                                        (IN THOUSANDS)
1995
U.S. Government securities........................  $13,528    $    78                     $13,606     7.20%
Foreign Government securities.....................       75                                     75     7.50
Other debt securities.............................      550                  $    2            548     5.70
                                                    -------    ----------    ----------    -------
Total Debt Securities.............................  $14,153    $    78       $    2        $14,229     7.15%
                                                    -------    ----------    ----------    -------
                                                    -------    ----------    ----------    -------
1994
U.S. Government securities........................  $   199    $     8                     $   207     7.50%
Other.............................................       50                                     50     2.50
                                                    -------    ----------                  -------
Total Debt Securities.............................  $   249    $     8                     $   257     6.50%
                                                    -------    ----------                  -------
                                                    -------    ----------                  -------

     At March 31, 1995 and 1994, securities with a book value of $5,409,000 and $199,000, respectively, were pledged to collateralize repurchase agreements, public deposits and other items.

     The amortized cost and estimated market value of debt securities at March 31, 1995 by contractual maturity are shown below:

                                                                                    AMORTIZED    MARKET
                                                                                      COST        VALUE
                                                                                    ---------    -------
                                                                                        (IN THOUSANDS)
Due in 1 year or less.............................................................  $  7,804     $ 7,781
Due after 1 through 5 years.......................................................     6,224       6,323
Due after 5 years through 10 years................................................       125         125
                                                                                    ---------    -------
                                                                                    $ 14,153     $14,229
                                                                                    ---------    -------
                                                                                    ---------    -------

     Net unrealized holding gains on trading securities amounted to $551,000 for the year ended March 31, 1994, and is included in interest and dividends on investments. Realized losses on trading securities for the year ended March 31, 1995, amounted to ($200,000) and is included in other non-interest income.

                    REPUBLIC SECURITY FINANCIAL CORPORATION
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED) (INFORMATION PERTAINING TO THE THREE MONTHS ENDED JUNE 30, 1995 AND 1994 IS
                                   UNAUDITED)

4. LOANS RECEIVABLE - NET

     Loans receivable - net is summarized as follows:

                                                                                         MARCH 31,
                                                                       JUNE 30,     --------------------
                                                                           1995       1995        1994
                                                                     -----------    --------    --------
                                                                     (UNAUDITED)
                                                                                 (IN THOUSANDS)
Real estate mortgage...............................................  $  149,011     $151,660    $118,442
Real estate construction...........................................      44,296       48,500      51,008
Installment loans to individuals...................................      38,239       36,285       7,641
Commercial and financial...........................................      16,276       16,484       2,356
                                                                     -----------    --------    --------
     Total loans...................................................     247,822      252,929     179,447
                                                                     -----------    --------    --------
Deferred loan fees.................................................        (778)        (921)       (740)
Discount on loans purchased........................................        (622)        (656)       (258)
Premium on loans purchased.........................................         526          555         792
Undisbursed portion of loans-in-process............................     (14,553)     (21,460)    (22,876)
Allowance for loan losses..........................................      (2,576)      (2,507)     (1,071)
                                                                     -----------    --------    --------
Loans receivable - net.............................................  $  229,819     $227,940    $155,294
                                                                     -----------    --------    --------
                                                                     -----------    --------    --------

5. NON-PERFORMING ASSETS AND ALLOWANCE FOR LOAN LOSSES

     The Bank's non-performing assets consist of real estate owned ('real estate owned'), loans which are 60 days or more past due, and repossessed assets. At June 30, 1995, the Bank had $6,345,000 in non-performing assets of which $1,445,000 was real estate owned and $4,738,000 was loans 60 days or more past due. Non-performing assets as of March 31, 1995 and 1994 were $3,436,000 and $3,228,000, respectively, of which $1,009,000 and $1,871,000, respectively, was real estate owned and $2,310,000 and $1,357,000, respectively was loans 60 days or more past due. Interest income not recognized on such loans was $49,000 during the three months ended June 30, 1995 and $35,000 and $20,000 during 1995 and 1994, respectively.

     Although management uses its best judgement in underwriting each loan, industry experience indicates that a portion of the Bank's loans will become delinquent. Regardless of the underwriting criteria utilized by financial institutions losses may be experienced as a result of many factors beyond their control including, among other things, changes in market conditions affecting the value of security and unrelated problems affecting the credit of the borrower. Due to the concentration of loans in South Florida, adverse economic conditions in this area could result in a decrease in the value of a significant portion of the Bank's collateral.

                    REPUBLIC SECURITY FINANCIAL CORPORATION
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED) (INFORMATION PERTAINING TO THE THREE MONTHS ENDED JUNE 30, 1995 AND 1994 IS
                                   UNAUDITED)

5. NON-PERFORMING ASSETS AND ALLOWANCE FOR LOAN LOSSES--(CONTINUED)

     An analysis of changes in the allowance for loan losses is summarized (in thousands) as follows:

                                                          THREE MONTHS
                                                             ENDED                  YEAR ENDED
                                                            JUNE 30,                 MARCH 31,
                                                        ----------------    --------------------------
                                                         1995      1994      1995      1994      1993
                                                        ------    ------    ------    ------    ------
                                                          (UNAUDITED)
Beginning balance.....................................  $2,507    $1,071    $1,071    $1,247    $  775
Reserves acquired during merger.......................                       1,399                 319
Provision for losses..................................      25        75       200       214     1,003
Recoveries............................................     252        97       454       362       146
Charge-offs...........................................    (208)     (153)     (617)     (752)     (996)
                                                        ------    ------    ------    ------    ------
Ending balance........................................  $2,576    $1,090    $2,507    $1,071    $1,247
                                                        ------    ------    ------    ------    ------
                                                        ------    ------    ------    ------    ------

     The Bank follows the practice of reducing the carrying value of individual properties in real estate owned for any amounts in excess of the fair value of properties. There were no provisions for real estate losses during the three months ended June 30, 1995 and $44,000 during the three months ended June 30, 1994. Provision for real estate losses during the years ended March 31, 1995, 1994, and 1993 totaled $91,000, $86,000, and $191,000, respectively, and is included in real estate owned expense on the consolidated statement of income.

6. CASH AND AMOUNTS DUE FROM DEPOSITORY INSTITUTIONS

     The Bank is required to maintain a non-interest-bearing reserve balance with the Federal Reserve Bank. The average reserve balance was approximately $4.5 million in 1995.

7. PROPERTY AND EQUIPMENT

     Property and equipment is summarized (in thousands) as follows:

                                                                                             MARCH 31,
                                                                           JUNE 30,      ----------------
                                                                             1995         1995      1994
                                                                          -----------    ------    ------
                                                                          (UNAUDITED)
Office building.........................................................  $   4,738      $4,707    $2,961
Leasehold improvements..................................................        437         410       305
Furniture & equipment...................................................      2,635       2,607     1,950
                                                                          -----------    ------    ------
Total...................................................................      7,810       7,724     5,216
Less accumulated depreciation...........................................      1,772       1,621     1,200
                                                                          -----------    ------    ------
Property and equipment-net..............................................  $   6,038      $6,103    $4,016
                                                                          -----------    ------    ------
                                                                          -----------    ------    ------

                    REPUBLIC SECURITY FINANCIAL CORPORATION
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED) (INFORMATION PERTAINING TO THE THREE MONTHS ENDED JUNE 30, 1995 AND 1994 IS
                                   UNAUDITED)

7. PROPERTY AND EQUIPMENT--(CONTINUED)

     Rent expense for the three months ended June 30, 1995 and 1994 was $156,000 and $65,000, respectively. Rent expense for the years ended March 31, 1995, 1994, and 1993, was $419,000, $418,000, and $329,000, respectively.

8. MORTGAGE BANKING ACTIVITIES

     The Bank purchases and sells whole and participating interests in loans. Mortgage loans held for sale are reported at the lower of cost or market value on an aggregate loan basis as of the balance sheet date. When loans are sold, a gain or loss is recognized to the extent that the sales proceeds exceed or are less than the carrying value of the loans. Additionally, gain is recorded on the present value of net servicing fees over the expected life of the loans, which results in capitalization of the net servicing rights. Capitalized loan servicing rights are amortized using the interest method over the expected life of the loan.

     The Bank is also engaged in the business of acquiring the rights to service mortgage loans for others. The costs incurred to acquire such rights are capitalized and amortized using the interest method in proportion to, and over the period of, estimated net servicing income (servicing revenue in excess of servicing costs) and are reflected on the consolidated statements of financial condition as loan servicing rights.

     At June 30, 1995, March 31, 1995, 1994, and 1993, the Bank serviced mortgage loans for others in the amount of $325 million, $323 million, $189 million, and $267 million, respectively. Accumulated amortization relating to premiums on sale of loans was $4,817,000 and $4,613,000 for the years ended March 31, 1995 and 1994, respectively. Accumulated amortization relating to loan servicing rights was $4,976,000 and $4,675,000 for the years ended March 31, 1995 and 1994, respectively.

     The amount amortized relating to premiums on sale of loans and loan servicing rights for the three months ended June 30, 1995 (in thousands) is as follows:

                                                                            PREMIUM        LOAN
                                                                            ON SALE     SERVICING
                                                                            OF LOANS      RIGHTS      TOTAL
                                                                            --------    ---------    ------
                                                                                        (UNAUDITED)
Balance March 31, 1995....................................................  $  485      $  2,796     $3,281
Amortization..............................................................     (42)          (93)      (135)
                                                                            --------    ---------    ------
Balance June 30, 1995.....................................................  $  443      $  2,703     $3,146
                                                                            --------    ---------    ------
                                                                            --------    ---------    ------

                    REPUBLIC SECURITY FINANCIAL CORPORATION
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED) (INFORMATION PERTAINING TO THE THREE MONTHS ENDED JUNE 30, 1995 AND 1994 IS
                                   UNAUDITED)

8. MORTGAGE BANKING ACTIVITIES--(CONTINUED)

     The amount capitalized and amortized relating to premiums on sale of loans and loan servicing rights for the years ended March 31, 1995, 1994, and 1993 (in thousands) are included in the table below:

                                                                          PREMIUM
                                                                          ON SALE        LOAN
                                                                            OF       SERVICING
                                                                           LOANS       RIGHTS      TOTAL
                                                                          -------    ---------    -------
Balance March 31, 1992..................................................  $ 2,838    $  2,695     $ 5,533
  Amortization..........................................................   (1,641)     (1,281)     (2,922)
                                                                          -------    ---------    -------
Balance March 31, 1993..................................................    1,197       1,414       2,611
  Amount Capitalized....................................................       71                      71
  Amortization..........................................................     (579)       (639)     (1,218)
                                                                          -------    ---------    -------
Balance March 31, 1994..................................................      689         775       1,464
  Amount Capitalized....................................................                2,322       2,322
  Amortization..........................................................     (204)       (301)       (505)
                                                                          -------    ---------    -------
Balance March 31, 1995..................................................  $   485    $  2,796     $ 3,281
                                                                          -------    ---------    -------
                                                                          -------    ---------    -------

     The amount of aggregate gains on sales of servicing included in operations in 1995, 1994, and 1993 was $299,000, $708,000 and $749,000, respectively. No servicing sales were made during the three months ended June 30, 1995.

                    REPUBLIC SECURITY FINANCIAL CORPORATION
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED) (INFORMATION PERTAINING TO THE THREE MONTHS ENDED JUNE 30, 1995 AND 1994 IS
                                   UNAUDITED)

9. DEPOSITS

     The weighted-average nominal rate payable on all deposits at March 31, 1995 and 1994, was 4.0% and 3.1%, respectively. The nominal rates at which the Bank incurred interest on deposits and related balances of such deposits (in thousands) are as follows:

                                                                                         MARCH 31,
                                                                       JUNE 30,     --------------------
                                                                         1995         1995        1994
                                                                     -----------    --------    --------
                                                                     (UNAUDITED)
Non-interest bearing accounts......................................  $   25,504     $ 26,149    $  6,027
NOW accounts (2.0%)................................................      26,368       26,688      25,498
Saving accounts (2.85%)............................................      19,052       19,395      19,885
Money market deposits account (2.88%)..............................      13,179       14,581      12,217
Certificate accounts:
Up to 3.0%.........................................................                                3,124
3.01% to 3.5%......................................................         537          884      24,666
3.51% to 4.0%......................................................       1,296        6,884      43,851
4.01% to 4.5%......................................................       9,730       14,590      11,161
4.51% to 5.0%......................................................      15,896       23,026       3,254
5.01% to 5.5%......................................................      21,476       20,988       3,180
5.51% to 6.0%......................................................      36,630       27,587       1,000
6.01% to 6.5%......................................................      39,885       38,440         165
6.51% to 7.0%......................................................       7,073        6,285       1,072
Over 7.0%..........................................................       8,455        4,238       1,551
                                                                     -----------    --------    --------
Total certificates.................................................     140,978      142,922      93,024
                                                                     -----------    --------    --------
Total..............................................................  $  225,081     $229,735    $156,651
                                                                     -----------    --------    --------
                                                                     -----------    --------    --------

     The Bank incurred interest on deposits (in thousands) as follows:

                                                                           THREE MONTHS ENDED JUNE 30,
                                                                           ---------------------------
                                                                              1995            1994
                                                                            --------        --------
                                                                                  (UNAUDITED)
Savings account...........................................................  $    144        $    144
NOW accounts..............................................................       147             101
Money market deposit accounts.............................................        99              86
Certificate accounts......................................................     2,042             915
                                                                            --------        --------
                                                                            $  2,432        $  1,246
                                                                            --------        --------
                                                                            --------        --------

                                                                            YEAR ENDED MARCH 31,
                                                                       ------------------------------
                                                                        1995        1994        1993
                                                                       ------      ------      ------
Savings accounts.....................................................  $  607      $  545      $  385
NOW accounts.........................................................     419         326         255
Money market deposit accounts........................................     437         368         234
Certificate accounts.................................................   4,781       3,494       3,445
                                                                       ------      ------      ------
Total................................................................  $6,244      $4,733      $4,319
                                                                       ------      ------      ------
                                                                       ------      ------      ------

                    REPUBLIC SECURITY FINANCIAL CORPORATION
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED) (INFORMATION PERTAINING TO THE THREE MONTHS ENDED JUNE 30, 1995 AND 1994 IS
                                   UNAUDITED)

9. DEPOSITS--(CONTINUED)

     The amounts and maturities of certificate accounts at June 30, 1995 (in thousands) are as follows:

                                                               (UNAUDITED)
Within 12 months.............................................  $  120,272
12 to 24 months..............................................      10,399
24 to 36 months..............................................       5,658
36 to 48 months..............................................       4,018
Over 48 months...............................................         631
                                                               -----------
Total........................................................  $  140,978
                                                               -----------
                                                               -----------

     The amounts and scheduled maturities of certificate accounts in the amount of $100,000 or more at June 30, 1995 (in thousands) are as follows:

                                                               (UNAUDITED)
Within 3 months..............................................  $   5,668
3 to 6 months................................................      2,968
6 to 12 months...............................................      4,087
Over 12 months...............................................      2,685
                                                               -----------
Total........................................................  $  15,408
                                                               -----------
                                                               -----------

     The amounts and scheduled maturities of certificate accounts at March 31, 1995 (in thousands) are as follows:

Within 12 months.............................................  $121,184
12 to 24 months..............................................    10,835
24 to 36 months..............................................     4,468
36 to 48 months..............................................     5,949
Over 48 months...............................................       486
                                                               --------
Total........................................................  $142,922
                                                               --------
                                                               --------

     The amounts and scheduled maturities of certificate accounts in the amount of $100,000 or more at March 31, 1995 (in thousands) are as follows:

Within 3 months...............................................  $ 2,876
3 to 6 months.................................................    5,067
6 to 12 months................................................    4,233
Over 12 months................................................    2,496
                                                                -------
Total.........................................................  $14,672
                                                                -------
                                                                -------

                    REPUBLIC SECURITY FINANCIAL CORPORATION
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED) (INFORMATION PERTAINING TO THE THREE MONTHS ENDED JUNE 30, 1995 AND 1994 IS
                                   UNAUDITED)

10. BORROWED MONEY

     The Bank has entered into an agreement with the Federal Home Loan Bank ('FHLB') which enables the Bank to obtain advances that are collateralized by FHLB stock and mortgage loans. In accordance with the agreement the Bank has pledged as collateral loans with principal balances of approximately $44,000,000, $44,435,000 and $48,000,000 at June 30, 1995, March 31, 1995 and
1994, respectively. Outstanding advances from the Federal Home Loan Bank consisted of the following:

     The book values and approximate market values of investments at March 31, 1993, 1992 and 1991 (in thousands), are as follows:

                                                                      MARCH 31,
                                                     JUNE 30,     ------------------
MATURE DURING                                          1995        1995       1994      INTEREST RATE
-------------------------------------------------  -----------    -------    -------    --------------
                                                   (UNAUDITED)
1995.............................................                            $10,000        3.84%
1996.............................................  $  15,000      $15,000     10,000    6.01% to 6.75%
                                                   -----------    -------    -------
                                                   $  15,000      $15,000    $20,000
                                                   -----------    -------    -------
                                                   -----------    -------    -------

     At March 31, 1995, the Company had outstanding $1,985,000 of redeemable subordinated debentures (the 'Debentures') due May 1, 1999 bearing interest of 11.5%, and cancelable mandatory stock purchase contracts ('Equity Contracts') requiring the purchase of $1,985,000 in common stock at a price of $2.90 per share no later than May 1, 1996.

     Interest on the Debentures was payable quarterly on the 15th day of January, April, July, and October, and commenced on July 15, 1989. Each Debenture bore interest from the date of issuance. The Debentures are subordinate and junior in right of payment to certain present and future indebtedness of the Company. The Debentures were unsecured debt obligations of the Company, are not obligations of the Bank, and are not insured.

     The Equity Contracts are considered common stock equivalents and are included in income per share calculations for the years ended March 31, 1995 and 1994.

     On March 29, 1995, the Company's outstanding redeemable subordinated debentures and cancelable mandatory stock purchase contracts were called for redemption. Upon surrender of the Debentures, and at the option of the Bondholder, the Bondholder received a number of shares of the Company's common stock equal to the principal amount of the Debenture divided by the adjusted per share price of $2.90 or cash equal to 104% of the principal amount of the Debenture. As a result of the redemption, 634,476 shares of common stock were issued, and shareholders' equity increased by $1,751,000.

     The Bank enters into sales of securities under agreements to repurchase. Variable rate reverse repurchase agreements are treated as financings, and the obligations to repurchase securities sold are reflected as liabilities in the consolidated statement of financial condition at June 30, 1995 and March 31, 1995. Securities sold under agreements to repurchase are collateralized by U.S. Government Treasury notes and U.S. Government agency notes with an aggregate carrying value of $4,128,000, accrued interest of $40,000, and a market value of $4,203,000 at June 30, 1995. The aggregate carrying value of securities pledged at March 31, 1995 was $3,963,000, accrued interest of $51,000 with a market value of $4,002,000.

                    REPUBLIC SECURITY FINANCIAL CORPORATION
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED) (INFORMATION PERTAINING TO THE THREE MONTHS ENDED JUNE 30, 1995 AND 1994 IS
                                   UNAUDITED)

10. BORROWED MONEY--(CONTINUED)

All agreements mature daily and have a weighted interest rate of 5.96% at March 31, 1995. All securities underlying agreements are held by an independent safekeeping agent and all agreements are to repurchase the same securities. Securities sold under agreements to repurchase averaged $4,154,000 during the period ended June 30, 1995 and $623,000 during the year ended March 31, 1995. The maximum amount outstanding at any month-end during the quarter ended June 30, 1995 was $4,250,000. The maximum amount outstanding at any month-end during fiscal 1995 was $2,748,000. No securities were sold under agreements to repurchase during 1994.

11. SHAREHOLDERS' EQUITY

     Regulations require savings institutions to maintain 'core capital' of at least 3% of adjusted total assets, 'tangible capital' of at least 1.5% of adjusted total assets and 'risk-based capital' of at least 8% of risk-weighted assets. In the event of a capital shortfall, a savings institution could be precluded from paying dividends and would become subject to certain restrictions on operations.

     The following table shows the capital amounts and ratios of the Bank as compared to regulatory requirements:

                                                                     THE BANK
                                                       -------------------------------------    REGULATORY
CAPITAL REQUIREMENTS                                   AT JUNE 30, 1995    AT MARCH 31, 1995    REQUIREMENT
----------------------------------------------------   ----------------    -----------------    -----------
                                                         (UNAUDITED)
Core................................................          6.8%                 6.0%             3.0%
Tangible............................................          6.8%                 6.0%             1.5%
Risk-based capital..................................         11.0%                11.0%             8.0%

     The Company's ability to pay cash dividends on its common stock is limited to the amount of dividends it could receive from the Bank plus its own cash and cash equivalents. At March 31, 1995, these amounts were $3,587,000 and $1,018,000, respectively. The amount of dividends the Bank is permitted to pay to the Company is restricted by regulation to 100% of its calendar year to date net income plus 50% of the amount in excess of the required regulatory capital at the beginning of the year.

                    REPUBLIC SECURITY FINANCIAL CORPORATION
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED) (INFORMATION PERTAINING TO THE THREE MONTHS ENDED JUNE 30, 1995 AND 1994 IS
                                   UNAUDITED)

11. SHAREHOLDERS' EQUITY--(CONTINUED)

     The balance, activity, exercise price, and expiration dates of the Company's options, warrants, and equity contracts for the quarter ended June 30, 1995 the years ended March 31, 1995, 1994, and 1993 are as follows:

                                                             OPTIONS                                            WARRANTS
                          ------------------------------------------------------------------------------   -------------------
Balance
  March 31, 1992........   28,014    97,024    80,707     1,334                                             165,216
Issued..................                                                                                               408,924
Expired.................   (4,002)
                          -------   -------   -------   -------                                            --------   --------
Balance
  March 31, 1993........   24,012    97,024    80,707     1,334                                             165,216    408,924
Issued..................                                           42,000                                              102,229
Expired.................   (4,622)
                          -------   -------   -------   -------   -------                                  --------   --------
Balance
  March 31, 1994........   19,390    97,024    80,707     1,334    42,000                                   165,216    511,153
Expired.................   (3,622)
Exercised...............   (1,000)             (2,003)   (1,334)
                          -------   -------   -------   -------   -------                                  --------   --------
Balance
  March 31, 1995........   14,768    97,024    78,704         0    42,000                                   165,216    511,153
Issued (unaudited)......                                                     75,000    75,000    550,000
Exercised (unaudited)...                                                                                               (13,344)
Cancelled (unaudited)...
                          -------   -------   -------   -------   -------   -------   -------   --------   --------   --------
Balance
  June 30, 1995
  (unaudited)...........   14,768    97,024    78,704         0    42,000    75,000    75,000    550,000    165,216    497,809
                          -------   -------   -------   -------   -------   -------   -------   --------   --------   --------
                          -------   -------   -------   -------   -------   -------   -------   --------   --------   --------
Exercise Price..........    $2.50     $2.48     $2.62     $2.08     $3.33     $4.63     $6.25      $8.00      $5.00      $3.90
Expiration Date.........     *      9/25/01   2/24/98   2/24/98    6/1/03   5/31/05   5/31/05    5/31/05    11/1/00    1/22/96

                           EQUITY
                          CONTRACTS
                          ---------
Balance
  March 31, 1992........     674,754
Issued..................
Expired.................
                          ---------
Balance
  March 31, 1993........     674,754
Issued..................
Expired.................
                          ---------
Balance
  March 31, 1994........     674,754
Expired.................
Exercised...............     (13,786)
                          ---------
Balance
  March 31, 1995........     660,968
Issued (unaudited)......
Exercised (unaudited)...    (634,476)
Cancelled (unaudited)...     (26,492)
                          ---------
Balance
  June 30, 1995
  (unaudited)...........           0
                          ---------
                          ---------
Exercise Price..........       $2.90
Expiration Date.........      5/1/96

------------------------
* 4,622 options expire annually.

     In December 1994, the Company granted stock options to purchase 20,000 shares of the Company's common stock at various option prices ranging from $4.50 per share to $6.50 per share. The grant was made with certain vesting terms of which none of the conditions have occurred as of March 31, 1995. The options expire in December 1997.

     The Company issued 5% and 10% stock dividends on January 21, 1994, and April 1, 1993, respectively. All references in the consolidated financial statements and notes to amounts per common share and to number of common shares have been restated to give retroactive effect for these stock dividends.

     During the year ended March 31, 1990, the Company adopted a restricted stock award plan for key executive officers and awarded 9,196, 6,352, and 17,917 shares of common stock under the plan during the years ended March 31, 1995, 1994, and 1993, respectively. The Company has reserved 100,000 shares of common stock for this plan.

     All stock grants by the Company have been at the fair market value of the stock on the date of grant.

     During September, 1993, the Company issued 1,150,000 and 402,500 shares of common and cumulative and non-voting preferred stock, respectively. Each share of Series A Preferred can be

                    REPUBLIC SECURITY FINANCIAL CORPORATION
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED) (INFORMATION PERTAINING TO THE THREE MONTHS ENDED JUNE 30, 1995 AND 1994 IS
                                   UNAUDITED)

11. SHAREHOLDERS' EQUITY--(CONTINUED)

convertible at any time, at the option of the holder, into 2.47 shares of common stock at a conversion price of $4.05 per common share. The preferred stock bears a dividend rate of 7.5% on its stated value of $10.00 per share. The preferred stock can be redeemed at the option of the Company at any time on or after June 30, 1998, at a redemption price ranging from $10.40 per share to $10.00 per share, subject to certain events.

     In 1995, the Company adopted a shareholder rights plan. Under the terms of the plan, preferred share purchase rights will be distributed as a dividend at the rate of one right for each share of common stock held as of April 14, 1995. Each right will entitle the holder to buy 1/100th of a share of Series B Junior Participating Preferred Share at an exercise price of $18.00 per share. Each preferred share fraction will have voting and dividend rights equivalent to one common share. The rights become exercisable upon the occurrence of certain events as defined in the Shareholder Rights Plan and expire April 4, 2005.

12. COMMITMENTS AND CONTINGENCIES

     The Bank is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments primarily include commitments to extend credit.

     The Bank's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments is represented by the contractual notional amount of those instruments. The Bank uses the same credit policies in making commitments as it does for on-balance sheet instruments.

     Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. The total commitment amounts do not necessarily represent future cash requirements as some commitments expire without being drawn upon. The Bank evaluates each customer's credit worthiness on a case by case basis. The amount of collateral obtained if deemed necessary by the Bank upon extension of credit is based on management's credit evaluation of the counterparty.

     At June 30, 1995, the Bank had adjustable rate commitments to extend credit of $6,830,000 excluding the undisbursed portion of loans in process. These commitments are primarily for one-to-four family residential properties.

     At March 31, 1995, the Bank had adjustable rate commitments to extend credit of $18,627,000 excluding the undisbursed portion of loans in process. These commitments are primarily for commercial lines of credit secured by commercial real estate or other business assets and one-to-four family residential properties.

                    REPUBLIC SECURITY FINANCIAL CORPORATION
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED) (INFORMATION PERTAINING TO THE THREE MONTHS ENDED JUNE 30, 1995 AND 1994 IS
                                   UNAUDITED)

12. COMMITMENTS AND CONTINGENCIES--(CONTINUED)

     The Company and its subsidiaries have entered into noncancellable operating leases with future minimum lease payments of the following:

                                                            (IN THOUSANDS)
1996.....................................................   $      609
1997.....................................................          529
1998.....................................................          480
1999.....................................................          329
2000.....................................................           87
Thereafter...............................................           19
                                                            --------------
                                                            $    2,053
                                                            --------------
                                                            --------------

     Certain leases contain provisions for renewal and for rents to adjust with the consumer price index. In addition, the Company subleases portions of the leased space. Future minimum lease payments to be received by the Company amounts to $73,000, $74,000, and $54,000 in 1996, 1997, and 1998, respectively.

     The Company has a non-qualified unfunded retirement plan for three present and one former executive of the Company. Pension costs consisting of service costs and interest costs amounted to $90,000, $129,000, and $131,000 for the years ended March 31, 1995, 1994, and 1993, respectively. The retirement benefit to the employee will range between 30% to 70% of his or her average base salary for the last three years of employment and will commence no earlier than age 55 nor later than age 62. A discount rate of 8% and a rate of compensation increase of 5% is used to measure the projected benefit obligation. The net pension liability (all vested) at March 31, 1995 and 1994 was $578,000 and $550,000, respectively.

     In October 1991, the Company established a 401(K) plan covering substantially all full-time hourly and salary employees. The employer contribution to the 401(K) plan is determined annually by the Board of Directors. Expense under the plan for the years ended March 31, 1995, 1994 and 1993 amounted to $95,000, $59,000, and $44,000, respectively.

     The Company has employment agreements with two executives which provide for severance arrangements in the event of involuntary termination from a change in control (as defined) of the Company.

     In addition to the above commitments and contingencies, there are various matters of litigation pending against the Company that management has reviewed with legal counsel. Management believes that the aggregate liability or loss, if any, resulting from such litigation will not be material to the consolidated financial statements.

13. RELATED PARTY TRANSACTIONS

     A Director of the Company and the Bank owns an appraisal firm which receives fees from the Bank for appraisals of real estate relating to various residential loan transactions. During the years ended March 31, 1995, 1994, and 1993, such fees aggregated approximately $140,000, $241,000, and $281,000, respectively.

                    REPUBLIC SECURITY FINANCIAL CORPORATION
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED) (INFORMATION PERTAINING TO THE THREE MONTHS ENDED JUNE 30, 1995 AND 1994 IS
                                   UNAUDITED)

13. RELATED PARTY TRANSACTIONS--(CONTINUED)

     An analysis of the activity of the aggregate loans to officers and directors is as follows:

                                                            (IN THOUSANDS)
Balance March 31, 1993...................................   $    1,051
Additions................................................          310
Principal Reductions.....................................         (600)
                                                            --------------
Balance March 31, 1994...................................          761
Additions................................................          327
Principal Reductions.....................................          (95)
                                                            --------------
Balance March 31, 1995...................................          993
Additions (unaudited)....................................           45
Principal Reductions (unaudited).........................         (142)
                                                            --------------
Balance June 30, 1995 (unaudited)........................   $      896
                                                            --------------
                                                            --------------

14. INCOME TAXES

     Effective April 1, 1993, the Company adopted Financial Accounting Standards Board Statement No. 109, 'Accounting for Income Taxes.'

     As permitted by SFAS No. 109, the Company elected not to restate the financial statements of any prior years. The effect of the change on income from continuing operations for the year ended March 31, 1994 was not material; however, the cumulative effect of the change increased net income by $500,000 or $.13 per share.

                    REPUBLIC SECURITY FINANCIAL CORPORATION
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED) (INFORMATION PERTAINING TO THE THREE MONTHS ENDED JUNE 30, 1995 AND 1994 IS
                                   UNAUDITED)

14. INCOME TAXES--(CONTINUED)

     Significant components of the Company's deferred tax assets and liabilities as of March 31, 1995 and 1994 are as follows:

                                                                                      1995        1994
                                                                                     -------      ----
                                                                                      (IN THOUSANDS)
DEFERRED TAX ASSETS:
Net operating loss carryforward...................................................   $ 1,138      $300
Tax credits.......................................................................       178       183
Loan loss provision...............................................................       271       153
Deferred compensation.............................................................       114       122
Depreciation......................................................................        90       123
Accrued expenses..................................................................        73
Investment basis..................................................................        81
Other.............................................................................                  43
                                                                                     -------      ----
                                                                                       1,945       924
Valuation allowance...............................................................    (1,136)
                                                                                     -------      ----
Deferred tax assets, net of allowance.............................................       809       924
                                                                                     -------      ----

DEFERRED TAX LIABILITIES:
Excess servicing rights...........................................................       171       258
Deferred loan fees................................................................       217       453
Other.............................................................................        21        20
                                                                                     -------      ----
Total.............................................................................       409       731
                                                                                     -------      ----
Net deferred tax asset............................................................   $   400      $193
                                                                                     -------      ----
                                                                                     -------      ----

     Significant components of the provision for income tax expenses for the years ended March 31, 1995, 1994, and 1993 are as follows:

                                                                            LIABILITY         DEFERRED
                                                                              METHOD           METHOD
                                                                          --------------      --------
                                                                          1995      1994        1993
                                                                          ----      ----      --------
                                                                                 (IN THOUSANDS)
CURRENT:
  Federal..............................................................   $480      $605      $   64
  State................................................................     44       113
                                                                          ----      ----      --------
                                                                          $524      $718      $   64
                                                                          ----      ----      --------
                                                                          ----      ----      --------

DEFERRED (BENEFIT):
  Federal..............................................................   $119      $102      $  446
  State................................................................     20        (2)         72
                                                                          ----      ----      --------
                                                                           139       100         518
                                                                          ----      ----      --------
                                                                          $663      $818      $  582
                                                                          ----      ----      --------
                                                                          ----      ----      --------

                    REPUBLIC SECURITY FINANCIAL CORPORATION
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED) (INFORMATION PERTAINING TO THE THREE MONTHS ENDED JUNE 30, 1995 AND 1994 IS
                                   UNAUDITED)

14. INCOME TAXES--(CONTINUED)

     Timing differences on the recognition of income and expense for tax and financial reporting purposes for 1993 resulted in deferred income tax benefits as follows:

                                                                                                  1993
                                                                                            --------------
                                                                                            (IN THOUSANDS)
Book depreciation in excess of tax depreciation..........................................   $       (4)
Deferred compensation....................................................................          (48)
Deferred leasing activity................................................................          (27)
Amortization of premium of sale of loans.................................................         (600)
Book provision for loan losses...........................................................          864
Deferred loan fees, net..................................................................          265
Other, net...............................................................................           68
                                                                                            --------------
Deferred income taxes....................................................................   $      518
                                                                                            --------------
                                                                                            --------------

     A reconciliation of income tax expense with the amount computed by applying the statutory federal income tax rate of 34% to income before income taxes is as follows for the year ended March 31:

                                                                           1995      1994       1993
                                                                           ----      -----      -----
                                                                                 (IN THOUSANDS)
Income taxes at federal rate............................................   $623      $ 820      $ 612
Differences resulting from:
  State income taxes, net of federal tax benefit........................     42         73         48
  Amortization of purchase accounting adjustment........................     10        229       (125)
  Reduction in valuation allowance......................................              (297)
  Other, net............................................................    (12)        (7)        47
                                                                           ----      -----      -----
Income taxes............................................................   $663      $ 818      $ 582
                                                                           ----      -----      -----
                                                                           ----      -----      -----

     Since the Bank meets certain definition tests and other conditions prescribed by the Internal Revenue Code, it is allowed to deduct, with limitations, a bad debt deduction. This deduction can be computed as a percentage of taxable income before such deduction or based on experience.

     As of March 31, 1995, the Company had net operating loss carryforwards, acquired in connection with the Homestead and Governors mergers, of approximately $3,162,000 for income tax purposes that expire over various time periods through the year 2008. As a result of the ownership changes, the utilization of these net operating loss carryforwards is limited annually to specified amounts determined in accordance with the Internal Revenue Code. For financial reporting purposes, a valuation allowance of approximately $1,136,000 has been recognized primarily to offset the deferred tax assets related to the net operating loss carryforwards resulting from the Governors merger. When realized, the tax benefit for those items will be applied to reduce goodwill related to this merger.

     An alternative minimum tax ('AMT') carryforward of approximately $150,000 is available for use in future years to offset regular tax in excess of AMT liability in any given year. This credit has no expiration date.

                    REPUBLIC SECURITY FINANCIAL CORPORATION
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED) (INFORMATION PERTAINING TO THE THREE MONTHS ENDED JUNE 30, 1995 AND 1994 IS
                                   UNAUDITED)

15. PARENT COMPANY FINANCIAL INFORMATION

STATEMENTS OF FINANCIAL CONDITION

                                                                                          MARCH 31,
                                                                        JUNE 30,      ------------------
                                                                          1995         1995       1994
                                                                       -----------    -------    -------
                                                                       (UNAUDITED)
                                                                                  (IN THOUSANDS)
ASSETS
Investments in and advances to subsidiaries.........................   $  21,662      $21,940    $14,500
Cash and cash equivalents...........................................       1,146        1,018      7,954
Other assets........................................................         137           87        138
                                                                       -----------    -------    -------
Total...............................................................   $  22,945      $23,045    $22,592
                                                                       -----------    -------    -------
                                                                       -----------    -------    -------
LIABILITIES AND SHAREHOLDERS' EQUITY
Accounts payable and accrued expenses...............................   $     273      $   614    $   949
Redeemable subordinated debentures..................................                    1,985      1,995
                                                                       -----------    -------    -------
Total Liabilities...................................................         273        2,599      2,944
                                                                       -----------    -------    -------
SHAREHOLDERS' EQUITY
Preferred stock.....................................................       4,025        4,025      4,025
Common stock........................................................          43           36         36
Additional paid-in-capital..........................................      16,211       14,363     14,213
Retained earnings...................................................       2,393        2,022      1,374
                                                                       -----------    -------    -------
Total shareholders' equity..........................................      22,672       20,446     19,648
                                                                       -----------    -------    -------
Total...............................................................   $  22,945      $23,045    $22,592
                                                                       -----------    -------    -------
                                                                       -----------    -------    -------

                    REPUBLIC SECURITY FINANCIAL CORPORATION
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED) (INFORMATION PERTAINING TO THE THREE MONTHS ENDED JUNE 30, 1995 AND 1994 IS
                                   UNAUDITED)

15. PARENT COMPANY FINANCIAL INFORMATION--(CONTINUED)

STATEMENTS OF INCOME

                                                       THREE MONTHS ENDED               YEAR ENDED
                                                            JUNE 30,                     MARCH 31,
                                                  --------------------------    --------------------------
                                                      1995           1994        1995      1994      1993
                                                  -----------    -----------    ------    ------    ------
                                                  (UNAUDITED)    (UNAUDITED)
                                                                        (IN THOUSANDS)
INCOME:
Interest.......................................   $     42       $    112       $  410    $  285    $  218
Other..........................................         24             24           96        96        96
                                                  -----------    -----------    ------    ------    ------
Total..........................................         66            136          506       381       314
                                                  -----------    -----------    ------    ------    ------
EXPENSES:
Interest.......................................         31             60          240       220       240
General and administrative.....................         77             52          278       136       216
                                                  -----------    -----------    ------    ------    ------
Total..........................................        108            112          518       356       456
                                                  -----------    -----------    ------    ------    ------
(Loss) income before undistributed earnings of
  subsidiaries and income tax benefit..........        (42)            24          (12)       25      (142)
Income tax (benefit) expense...................        (15)             8           (5)       89       (52)
                                                  -----------    -----------    ------    ------    ------
Loss before undistributed earnings
  of subsidiaries..............................        (27)            16           (7)      (64)      (90)
Equity in undistributed earnings
  of subsidiaries..............................        554            249        1,174     2,157     1,308
                                                  -----------    -----------    ------    ------    ------
Net income.....................................   $    527       $    265       $1,167    $2,093    $1,218
                                                  -----------    -----------    ------    ------    ------
                                                  -----------    -----------    ------    ------    ------

                    REPUBLIC SECURITY FINANCIAL CORPORATION
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED) (INFORMATION PERTAINING TO THE THREE MONTHS ENDED JUNE 30, 1995 AND 1994 IS
                                   UNAUDITED)

15. PARENT COMPANY FINANCIAL INFORMATION--(CONTINUED)

STATEMENTS OF CASH FLOWS

                                                      THREE MONTHS ENDED               YEAR ENDED
                                                            JUNE 30,                    MARCH 31,
                                                --------------------------    -----------------------------
                                                     1995           1994        1995       1994       1993
                                                -----------    -----------    -------    -------    -------
                                                (UNAUDITED)    (UNAUDITED)
                                                                      (IN THOUSANDS)
OPERATING ACTIVITIES:
Net income...................................   $     527      $     265      $ 1,167    $ 2,093    $ 1,218
Adjustments to reconcile net income to net
  cash (used in) provided by operating
  activities.................................        (202)          (319)        (895)    (1,907)    (1,227)
                                                -----------    -----------    -------    -------    -------
Net cash (used in) provided by operating
  activities.................................         325            (54)         272        186         (9)
                                                -----------    -----------    -------    -------    -------
NET CASH (USED IN) PROVIDED BY INVESTING
  ACTIVITIES.................................                                  (6,802)      (579)       756
                                                -----------    -----------    -------    -------    -------
FINANCING ACTIVITIES:
Sale of common and preferred stock, net of
  stock issuance costs.......................                                              6,949
Repayment of redeemable subordinated
  debentures.................................        (145)
Cash dividends...............................        (156)          (112)        (519)      (280)
Other, net...................................         104             10          113        835         48
                                                -----------    -----------    -------    -------    -------
Net cash provided by (used in) financing
  activities.................................        (197)          (102)        (406)     7,504         48
                                                -----------    -----------    -------    -------    -------
Increase (decrease) in cash and cash
  equivalents................................         128           (156)      (6,936)     7,111        795
Cash and cash equivalents at beginning of
  year.......................................       1,018          7,954        7,954        843         48
                                                -----------    -----------    -------    -------    -------
Cash and cash equivalents at end of year.....   $   1,146      $   7,798      $ 1,018    $ 7,954    $   843
                                                -----------    -----------    -------    -------    -------
                                                -----------    -----------    -------    -------    -------

16. FAIR VALUES OF FINANCIAL INSTRUMENTS

     The following is a disclosure of fair value information about financial instruments, whether or not recognized in the balance sheet for which it is practicable to estimate that value. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in immediate settlement of the instrument. Certain financial instruments and all non-financial instruments are excluded from its disclosure

                    REPUBLIC SECURITY FINANCIAL CORPORATION
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED) (INFORMATION PERTAINING TO THE THREE MONTHS ENDED JUNE 30, 1995 AND 1994 IS
                                   UNAUDITED)

16. FAIR VALUES OF FINANCIAL INSTRUMENTS--(CONTINUED)

requirements. Accordingly, the aggregate fair value amount presented does not represent the underlying value of the Bank.

     The following methods and assumptions were used by the Bank in estimating its fair value disclosures for financial instruments:

     Cash and interest-bearing deposits in other financial institutions: The carrying amounts reported in the balance sheet for these assets approximate their fair values.

     Investments: Fair value for investments are based on quoted market prices, where available. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments.

     Loans: For variable-rate loans that reprice frequently and with no significant change in credit risk, fair values are based on carrying values. The fair values for certain fixed rate mortgage loans (e.g., one-to-four family residential), and other consumer loans are based on quoted market prices of similar loans sold in conjunction with securitization transactions, adjusted for differences in loan characteristics. The fair values for other loans (e.g., commercial real estate and rental property mortgage loans) are estimated using discounted cash flow analysis, using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality. The fair values of mortgage-backed securities are based on quoted market prices.

     Premium on sale of loans: The fair value of originated mortgage servicing rights is based upon the estimated discounted cash flow net of servicing costs as a market discount rate. Estimated cash flows are based upon estimated market prepayment speeds for similar loan servicing portfolios.

     Accrued interest receivable: The fair value of accrued interest receivable is assumed to be equal the carrying value due to its short maturity.

     Off-balance-sheet instruments: Fair values for the Bank's lending commitments are based on estimated market prices of comparable instruments taking into account the remaining terms of the agreements and the counterparties' credit standing.

     Deposit liabilities: The fair value disclosed for demand deposits (e.g., interest and non-interest checking, statement savings, and certain types of money market accounts) are, by definition, equal to the amount payable on demand at the reporting date (e.g., their carrying amounts). The carrying amounts for variable-rate, fixed-term money market accounts and certificates of deposits approximate their fair values at the reporting date. Fair value for fixed-rate certificates of deposit are estimated using a discounted cash flow calculation that applies interest rates currently being offered on certificates to a schedule of aggregated contractual monthly maturities on time deposits.

     Other borrowings: The fair values of FHLB advances, securities sold under agreement to repurchase, and redeemable subordinated debentures are estimated using discounted cash flow analysis, based on the Bank's current incremental borrowing rates for similar types of borrowing arrangements.

                    REPUBLIC SECURITY FINANCIAL CORPORATION
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED) (INFORMATION PERTAINING TO THE THREE MONTHS ENDED JUNE 30, 1995 AND 1994 IS
                                   UNAUDITED)

16. FAIR VALUES OF FINANCIAL INSTRUMENTS--(CONTINUED)

     Bank drafts payable: The fair value of Bank drafts payable is assumed to equal its carrying value due to its short maturity.

     The estimated fair values of the Company's financial instruments are as follows:

                                                                                AT MARCH 31,
                                            AT JUNE 30,         --------------------------------------------
                                                1995                    1995                    1994
                                        --------------------    --------------------    --------------------
                                        CARRYING      FAIR      CARRYING      FAIR      CARRYING      FAIR
                                         AMOUNT      VALUE       AMOUNT      VALUE       AMOUNT      VALUE
                                        --------    --------    --------    --------    --------    --------
                                            (UNAUDITED)
                                                                  (IN THOUSANDS)
ASSETS
Cash and interest-bearing
  deposits...........................   $ 15,031    $ 15,031    $ 17,616    $ 17,616    $ 13,154    $ 13,154
Investments..........................     11,358      11,590      14,185      14,229      24,481      24,491
Loans receivable - net and loans held
  for sale...........................    229,819     230,421     227,940     228,537     157,099     157,619
Premium on sale of loans.............        443         500         485         550         689         694
Accrued interest receivable..........      1,806       1,806       2,041       2,041         985         985
                                        --------    --------    --------    --------    --------    --------
     Total financial assets..........    258,457    $259,348     260,938    $262,973     196,408    $196,943
Non-financial assets.................     17,523                  19,101                  10,229
                                        --------                --------                --------
Total assets.........................   $275,980                $280,039                $206,637
                                        --------                --------                --------
                                        --------                --------                --------
LIABILITIES
Deposits.............................   $225,081    $225,463    $229,735    $229,877    $156,651    $156,991
FHLB advances........................     15,000      15,000      15,000      14,976      20,000      19,997
Securities sold under agreements to
  repurchase.........................      2,469       2,469       2,748       2,748
Redeemable subordinated debentures...                              1,985       1,985       1,995       2,205
Bank drafts payable..................      3,914       3,914       4,148       4,148       4,425       4,425
                                        --------    --------    --------    --------    --------    --------
     Total financial liabilities.....    246,464    $246,846     253,616    $253,734     183,071    $183,616
Non-financial liabilities............      6,844                   5,977                   3,918
                                        --------                --------                --------
Total liabilities....................   $253,308                $259,593                $186,989
                                        --------                --------                --------
                                        --------                --------                --------

     The fair value of demand deposits is the amount payable on demand, without adjusting for any value derived from retaining those deposits for an expected future period of time. That component, commonly referred to as a deposit base intangible, is not considered in the above fair value amount nor is it recorded as an intangible asset in the balance sheet.

     The Bank's commitments to extend credit are either extensions to fund variable rate loans or fixed rate loans. The fair value of commitments to extend credit is $6,830,000, $18,627,000 and $7,040,000 at June 30, 1995, March 31,
1995 and 1994, respectively.

                    REPUBLIC SECURITY FINANCIAL CORPORATION
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED) (INFORMATION PERTAINING TO THE THREE MONTHS ENDED JUNE 30, 1995 AND 1994 IS
                                   UNAUDITED)

17. SEGMENT INFORMATION

     Currently the majority of mortgage banking related activities are incidental to the Bank's strategic plan and are performed in order to accommodate banking customer and market needs and, as such, are included in non-interest income for the periods ending June 30, 1995 and 1994.

     The Company operated in two industry segments (as defined by Statement of Financial Accounting Standards No. 14, 'Financial Reporting for Segments of a Business Enterprise'). The two industry segments were banking and mortgage banking. However, due to the significant decline in the mortgage banking industry, the Company significantly reduced its operations in mortgage banking activities. As a result of the Company's reduction in mortgage banking activities, the Company no longer operates in the mortgage banking industry segment (as defined by SFAS No. 14). Effective April 1, 1995, all mortgage banking activities will be included in banking operations.

     Revenues in the banking segment consist primarily of interest on mortgage loans and investment securities. Mortgage banking activities derive revenues primarily from interest on loans held for sale, sales of loans in the secondary mortgage market, sale of loan servicing rights, and fees on loans serviced. Intercompany transactions have been eliminated from the industry segments and consolidated financial data presented below. The following is a presentation of the revenues, operating profits (losses), assets, and capital expenditures for the years ended March 31, 1995, 1994, and 1993:

                                                      BANKING                MORTGAGE BANKING           CONSOLIDATED
                                            ----------------------------  -----------------------  ----------------------
YEAR ENDED MARCH 31,                          1995      1994      1993     1995     1994    1993    1995    1994    1993
--------------------                        --------  --------  --------  -------  ------  ------  ------  ------  ------
                                                                           (IN THOUSANDS)
Net interest income after provision for
  loan losses.............................. $  7,394  $  5,756  $  4,395  $ 1,297  $1,005  $1,279  $8,691  $6,761  $5,674
Non-interest income........................    1,211       735       432                            1,211     735     432
Mortgage banking income....................                                 1,788   3,654   2,626   1,788   3,654   2,626
Depreciation...............................      280       308        92      179     101     166     459     409     258
Non-interest expense.......................    5,365     4,169     2,718    4,036   4,161   3,956   9,401   8,330   6,674
                                            --------  --------  --------  -------  ------  ------  ------  ------  ------
Income before taxes........................ $  2,960  $  2,014  $  2,017  $(1,130) $  397  $ (217) $1,830  $2,411  $1,800
                                            --------  --------  --------  -------  ------  ------  ------  ------  ------
                                            --------  --------  --------  -------  ------  ------  ------  ------  ------

MARCH 31,                                     1995      1994      1993
---------                                   --------  --------  --------
ASSETS
  Banking.................................. $275,374  $202,033  $161,393
  Mortgage banking.........................    4,665     4,604     8,081
                                            --------  --------  --------
                                            $280,039  $206,637  $169,474
                                            --------  --------  --------
                                            --------  --------  --------
CAPITAL EXPENDITURES, NET:
  Banking.................................. $  2,275  $  1,723  $    901
  Mortgage banking.........................      349        20     1,352
                                            --------  --------  --------
                                            $  2,624  $  1,743  $  2,253
                                            --------  --------  --------
                                            --------  --------  --------

                    REPUBLIC SECURITY FINANCIAL CORPORATION
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED) (INFORMATION PERTAINING TO THE THREE MONTHS ENDED JUNE 30, 1995 AND 1994 IS
                                   UNAUDITED)

18. SUBSEQUENT EVENTS

     On April 17, 1995, the Bank filed application to convert from a Federal Savings Bank to a State of Florida, commercial bank charter. At the same time, Republic Security Financial Corporation filed application with the Federal Reserve Board to become a bank holding company.

     On July 26, 1995, the Company changed its fiscal year-end from March 31, to December 31. A transition report will be filed on Form 10-K for the nine months ending December 31, 1995.

                                  BANYAN BANK

         AUDITED FINANCIAL STATEMENTS AS OF DECEMBER 31, 1994 AND 1993
                   AND UNAUDITED AS OF JUNE 30, 1995 AND 1994

                   TOGETHER WITH INDEPENDENT AUDITOR'S REPORT

                          INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Banyan Bank
Boca Raton, Florida

     We have audited the accompanying balance sheets of Banyan Bank as of December 31, 1994 and 1993, and the related statements of income, stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Bank's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Banyan Bank as of December 31, 1994 and 1993, and the results of its operations and its cash flows for the years then ended, in conformity with generally accepted accounting principles.

     As described in Note 4 to the financial statements, the Bank changed its method of accounting for investments in debt and marketable equity securities to adopt FASB Statement No. 115 as of January 1, 1994.

                                          McGladrey & Pullen, LLP

St. Paul, Minnesota
March 3, 1995

                                  BANYAN BANK
                                 BALANCE SHEETS

                                                                                            DECEMBER 31,
                                                                       JUNE 30,      --------------------------
                                                                         1995           1994           1993
                                                                      -----------    -----------    -----------
                                                                      (UNAUDITED)
ASSETS
Cash and cash equivalents (Note 2)..................................  $ 8,278,000    $ 3,726,008    $ 1,287,701
Available-for-sale securities (Note 3)..............................    2,570,000      5,479,537        --
Securities held for investment (Note 4).............................      --             --           8,486,888
Federal funds sold..................................................      --               5,000      4,673,000
Loans, net (Notes 5, 10 and 11).....................................   35,953,000     31,191,333     27,893,618
Loans held for sale (Note 6)........................................      --             255,700        246,800
Premises and equipment, net (Note 7)................................      274,000        287,348        217,507
Other real estate owned.............................................      491,000      1,035,578        928,299
Accrued interest receivable and other assets (Note 9)...............      351,000        331,368        397,922
                                                                      -----------    -----------    -----------
                                                                      $47,917,000    $42,311,872    $44,131,735
                                                                      -----------    -----------    -----------
                                                                      -----------    -----------    -----------
LIABILITIES AND STOCKHOLDERS' EQUITY
LIABILITIES
  Deposits (Notes 8 and 11):
     Noninterest-bearing............................................  $ 4,629,000    $ 4,698,739    $ 5,475,805
     Interest-bearing...............................................   38,587,000     33,393,125     34,555,094
                                                                      -----------    -----------    -----------
          Total deposits............................................   43,216,000     38,091,864     40,030,899
  Accrued interest payable and other liabilities....................      272,000        171,474        215,460
                                                                      -----------    -----------    -----------
          Total liabilities.........................................   43,488,000     38,263,338     40,246,359
                                                                      -----------    -----------    -----------
Commitments, Contingencies and Credit Risk (Note 10)
Stockholders' Equity (Note 12)
  Common stock, par value $6 per share; authorized 600,000 shares;
    issued and outstanding 442,883 shares...........................    2,657,000      2,657,298      2,657,298
  Additional paid-in capital........................................    1,061,000      1,061,032      1,061,032
  Retained earnings.................................................      696,000        474,228        221,296
  Net unrealized loss on marketable equity securities held for
     investment (Note 3)............................................      --             --             (54,250)
  Net unrealized gain (loss) on available-for-sale securities
     (Note 3).......................................................       15,000       (144,024)       --
                                                                      -----------    -----------    -----------
          Total stockholders' equity................................    4,429,000      4,048,534      3,885,376
                                                                      -----------    -----------    -----------
                                                                      $47,917,000    $42,311,872    $44,131,735
                                                                      -----------    -----------    -----------
                                                                      -----------    -----------    -----------

                       See notes to financial statements.

                                  BANYAN BANK
                              STATEMENTS OF INCOME

                                                               SIX MONTHS ENDED              YEARS ENDED
                                                                   JUNE 30,                  DECEMBER 31,
                                                           ------------------------    ------------------------
                                                              1995          1994          1994          1993
                                                           ----------    ----------    ----------    ----------
                                                                 (UNAUDITED)
Interest Income
  Loans................................................... $1,745,000    $1,241,000    $2,702,791    $2,372,553
  Securities..............................................    270,000       182,000       398,336       354,476
  Federal funds sold and cash equivalents.................     --            41,000        61,426       165,970
                                                           ----------    ----------    ----------    ----------
                                                            2,015,000     1,464,000     3,162,553     2,892,999
Interest Expense on Deposits..............................    838,000       535,000     1,123,648     1,148,233
                                                           ----------    ----------    ----------    ----------
          Net interest income.............................  1,177,000       929,000     2,038,905     1,744,766
Provision for Loan Losses (Note 6)........................     59,654        56,000        93,750        76,800
                                                           ----------    ----------    ----------    ----------
          Net interest income after provision for loan
             losses.......................................  1,117,346       873,000     1,945,155     1,667,966
                                                           ----------    ----------    ----------    ----------
Other Income
  Service charges and other fees..........................     43,000        29,000        51,075        51,085
  Securities gains (losses), net (Notes 3 and 4)..........     12,000        --               375        65,288
  Gain on sale of other real estate owned.................     59,654        --            --            --
  Other income............................................     51,000        11,000        32,670         9,781
                                                           ----------    ----------    ----------    ----------
                                                              165,654        40,000        84,120       125,154
                                                           ----------    ----------    ----------    ----------
Other Expenses
  Salaries and employee benefits..........................    482,000       321,000       760,757       526,889
  Occupancy expenses......................................    158,000       131,000       276,454       217,980
  Other expenses..........................................    295,000       250,000       586,853       665,323
                                                           ----------    ----------    ----------    ----------
                                                              935,000       702,000     1,624,064     1,410,192
                                                           ----------    ----------    ----------    ----------
          Income before income taxes and cumulative effect
             of change in accounting principle............    348,000       211,000       405,211       382,928
Income Tax Expense (Note 9)...............................    126,000        80,000       152,279       155,659
                                                           ----------    ----------    ----------    ----------
          Income before cumulative effect
             of change in accounting principle............    222,000       131,000       252,932       227,269
Cumulative Effect of Change in Accounting
  for Income Taxes........................................     --            --            --           227,453
                                                           ----------    ----------    ----------    ----------
          Net income...................................... $  222,000    $  131,000    $  252,932    $  454,722
                                                           ----------    ----------    ----------    ----------
                                                           ----------    ----------    ----------    ----------
Income per common share:
  Income before cumulative effect of change in accounting
     principal............................................ $      .46    $      .28    $      .53    $      .48
  Cumulative effect of change in accounting for income
     taxes................................................     --            --            --               .48
                                                           ----------    ----------    ----------    ----------
  Net income.............................................. $      .46    $      .28    $      .53    $      .96
                                                           ----------    ----------    ----------    ----------
                                                           ----------    ----------    ----------    ----------
Weighted average common and
  common equivalent shares outstanding....................    478,329       474,829       478,329       474,829
                                                           ----------    ----------    ----------    ----------
                                                           ----------    ----------    ----------    ----------

                       See notes to financial statements.

                                  BANYAN BANK
                       STATEMENTS OF STOCKHOLDERS' EQUITY

                                                                                           RETAINED EARNINGS
YEARS ENDED DECEMBER 31, 1994 AND 1993                                                         (DEFICIT)
--------------------------------------                                                  ---------------------  UNREALIZED
                              PREFERRED STOCK          COMMON STOCK                     ADDITIONAL              LOSS ON
                            --------------------   ---------------------    ADDITIONAL   PAID-IN    RETAINED   MARKETABLE
                                         PAR                     PAR         PAID-IN     CAPITAL    EARNINGS     EQUITY
                            SHARES      VALUE      SHARES       VALUE        CAPITAL    ALLOCATED   (DEFICIT)  SECURITIES
                            -------    --------    -------    ----------    ----------  ----------  ---------  ----------
BALANCE,
  DECEMBER 31, 1992......... 90,000    $ 90,000    314,645    $1,887,870    $ 1,740,460 $   2,000   $(235,426) $ (66,500)
  Net income................  --          --         --           --            --             --     454,722         --
  Recovery of unrealized
    loss on marketable
    equity securities held
    for investment..........  --          --         --           --            --             --      --         12,250
  Conversion of preferred
    stock to common stock
    (Note 12)...............(90,000)    (90,000)   128,238       769,428       (679,428)       --      --             --
  Transfer..................  --          --         --           --            --         (2,000)      2,000         --
                            -------    --------    -------    ----------    ----------  ----------  ---------  ----------
BALANCE,
  DECEMBER 31, 1993.........  --          --       442,883     2,657,298      1,061,032        --     221,296    (54,250)
  Net income................  --          --         --           --            --             --     252,932         --
  Net change in unrealized
    gain (loss) on
    available-for-sale
    securities (Note 3).....  --          --         --           --            --             --      --         54,250
                            -------    --------    -------    ----------    ----------  ----------  ---------  ----------
BALANCE,
  DECEMBER 31, 1994.........  --          --       442,883     2,657,298      1,061,032        --     474,228         --
  Net income (unaudited)....  --          --         --           --            --             --     222,000         --
  Net change in unrealized
    gain (loss) on
    available-for-sale
    securities (Note 3)
    (unaudited).............  --          --         --           --            --             --      --             --
  Other (unaudited).........  --          --         --             (298)           (32)       --        (228)        --
                            -------    --------    -------    ----------    ----------  ----------  ---------  ----------
BALANCE, JUNE 30, 1995
  (unaudited)...............  --          --       442,883    $2,657,000    $ 1,061,000        --   $ 696,000  $      --
                            -------    --------    -------    ----------    ----------  ----------  ---------  ----------
                            -------    --------    -------    ----------    ----------  ----------  ---------  ----------


YEARS ENDED DECEMBER 31, 1994 AND 1993   UNREALIZED
--------------------------------------   GAIN (LOSS)
                                        ON AVAILABLE-
                                          FOR-SALE
                                         SECURITIES       TOTAL
                                        -------------  ----------
BALANCE,
  DECEMBER 31, 1992..................  $        --    $3,418,404
  Net income.........................           --       454,722
  Recovery of unrealized
    loss on marketable
    equity securities held
    for investment...................           --        12,250
  Conversion of preferred
    stock to common stock
    (Note 12)........................           --        --
  Transfer...........................           --        --
                                       -------------  ----------
BALANCE,
  DECEMBER 31, 1993..................           --     3,885,376
  Net income.........................           --       252,932
  Net change in unrealized
    gain (loss) on
    available-for-sale
    securities (Note 3)..............     (144,024)      (89,774)
                                       -------------  ----------
BALANCE,
  DECEMBER 31, 1994..................     (144,024)    4,048,534
  Net income (unaudited).............           --       222,000
  Net change in unrealized
    gain (loss) on
    available-for-sale
    securities (Note 3)
    (unaudited)......................      159,024       159,024
  Other (unaudited)..................           --          (558)
                                       -------------  ----------
BALANCE, JUNE 30, 1995
  (unaudited)........................  $    15,000    $4,429,000
                                       -------------  ----------
                                       -------------  ----------

                       See notes to financial statements.

                                  BANYAN BANK
                            STATEMENTS OF CASH FLOWS

                                                            SIX MONTHS ENDED
                                                                JUNE 30,              YEARS ENDED DECEMBER 31,
                                                       --------------------------    --------------------------
                                                          1995           1994           1994           1993
                                                       -----------    -----------    -----------    -----------
                                                              (UNAUDITED)
Cash Flows From Operating Activities
  Net income.........................................  $   222,000    $   131,000    $   252,932    $   454,722
  Adjustments to reconcile net income to net cash
     provided by (used in) operating activities:
     Securities (gains) losses.......................      (12,000)       --                (375)       (65,288)
     Gain on sale of other real estate owned.........      (59,654)       --             --             --
     Net amortization and accretion of premiums and
       discounts.....................................       32,000        131,000        221,077        124,756
     Provision for loan losses.......................       59,654         56,000         93,750         76,800
     Loans held for sale (Note 6)....................      256,000        247,000         (8,900)       411,413
     Depreciation....................................       25,000         20,000         48,834         22,285
     Other...........................................      (51,000)       (20,000)       109,463        (64,806)
                                                       -----------    -----------    -----------    -----------
          Net cash provided by (used in) operating
             activities..............................      472,000        565,000        716,781        959,882
                                                       -----------    -----------    -----------    -----------
Cash Flows From Investing Activities
  Cash flows from securities (Note 13)...............    3,133,000        805,000      2,609,981     (1,816,697)
  Net decrease in federal funds sold.................        5,000      4,673,000      4,668,000      2,667,000
  Net increase in loans..............................   (4,762,000)    (3,693,000)    (3,774,881)    (3,416,584)
  Purchases of premises and equipment................      (12,000)        (9,000)      (118,675)       (98,843)
  Proceeds from sales of other
     real estate owned...............................      592,000        --             276,136        298,345
                                                       -----------    -----------    -----------    -----------
          Net cash provided by (used in) investing
             activities..............................   (1,044,000)     1,776,000      3,660,561     (2,366,779)
                                                       -----------    -----------    -----------    -----------
Cash Flows From Financing Activities
  Net increase (decrease) in deposits................    5,124,000     (1,288,000)    (1,939,035)       897,625
  Other, net.........................................      --            (365,000)       --             --
                                                       -----------    -----------    -----------    -----------
     Net cash provided by (used) in
       financing activities..........................    5,124,000     (1,653,000)    (1,939,035)       897,625
                                                       -----------    -----------    -----------    -----------
          Increase (decrease) in cash and
             cash equivalents........................    4,552,000        688,000      2,438,307       (509,272)
Cash and Cash Equivalents
  Beginning..........................................    3,726,000      1,288,000      1,287,701      1,796,973
                                                       -----------    -----------    -----------    -----------
  Ending.............................................  $ 8,278,000    $ 1,976,000    $ 3,726,008    $ 1,287,701
                                                       -----------    -----------    -----------    -----------
                                                       -----------    -----------    -----------    -----------

See notes to financial statements (additional cash flow information - Note 13).

                                  BANYAN BANK
                         NOTES TO FINANCIAL STATEMENTS
       (INFORMATION WITH RESPECT TO JUNE 30, 1994 AND 1995 IS UNAUDITED)

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     CASH AND CASH EQUIVALENTS: For purposes of reporting cash flows, cash and cash equivalents includes cash on hand and amounts due from banks. Cash flows from loans, loans held for sale, federal funds sold, and deposits are reported net.

     The Bank maintains amounts due from banks which, at times, may exceed federally insured limits. The Bank has not experienced any losses in such accounts.

     INVESTMENT IN DEBT AND MARKETABLE EQUITY SECURITIES: The Bank accounts for debt and equity securities in accordance with FASB Statement No. 115. This statement requires that management determine the appropriate classification of securities at the date of adoption and thereafter as each individual security is acquired. In addition, the appropriateness of such classification is reassessed at each balance sheet date. The classifications and related accounting policies under FASB Statement No. 115 are as follows:

     HELD-TO-MATURITY SECURITIES: Securities classified as held-to-maturity are those debt securities the Bank has both the intent and ability to hold to maturity regardless of changes in market conditions, liquidity needs or changes in general economic conditions. These securities are carried at cost adjusted for amortization of premium and accretion of discount, computed by the interest method over their contractual lives.

     The sale of a security within three months of its maturity date or after at least 85 percent of the principal outstanding has been collected is considered a maturity for purposes of classification and disclosure.

     AVAILABLE-FOR-SALE SECURITIES: Securities classified as available-for-sale are those debt securities that the Bank intends to hold for an indefinite period of time but not necessarily to maturity. Any decision to sell a security classified as available for sale would be based on various factors, including significant movements in interest rates, changes in the maturity mix of the Bank's assets and liabilities, liquidity needs, regulatory capital considerations, and other similar factors. Securities available for sale are carried at fair value. Unrealized gains or losses, net of the related deferred tax effect are reported as increases or decreases in stockholders' equity. Realized gains or losses, determined on the basis of the cost of specific securities sold, are included in earnings.

     TRADING SECURITIES: Trading securities, which are generally held for the short term in anticipation of market gains, are carried at fair value. Realized and unrealized gains and losses on trading account assets are included in interest income on trading account securities.

     TRANSFERS: Transfers of debt securities into the held-to-maturity classification from the available-for-sale classification are made at fair value on the date of transfer. The unrealized holding gain or loss on the date of transfer is retained as a separate component of stockholders' equity and in the carrying value of the held-to-maturity securities. Such amounts are amortized over the remaining contractual lives of the securities by the interest method.

     Prior to the accounting change discussed in Note 4, the classification of securities and the related accounting policies were as follows:

                                  BANYAN BANK
                   NOTES TO FINANCIAL STATEMENTS--(CONTINUED)
       (INFORMATION WITH RESPECT TO JUNE 30, 1994 AND 1995 IS UNAUDITED)

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES--(CONTINUED)

     INVESTMENT SECURITIES: Securities held for investment were those debt securities that the Bank had both the ability to hold to maturity and the intent to hold for the foreseeable future. Debt securities were stated at cost, adjusted for amortization of premiums and accretion of discounts. Other investments were stated at cost, which approximated market value. Gains or losses on disposition were based on the net proceeds and the carrying amount of the securities sold, using the specific-identification method.

     LOANS AND ALLOWANCES FOR LOAN LOSSES: Loans are stated at the amount of unpaid principal, reduced by an allowance for loan losses.

     The allowance for loan losses is established through a provision for loan losses charged to expense. Loans are charged against the allowance for loan losses when management believes that collectibility of the principal is unlikely. The allowance is an amount that management believes will be adequate to absorb estimated losses on existing loans that may become uncollectible, based on evaluation of the collectibility of loans and prior loan loss experience. This evaluation also takes into consideration such factors as changes in the nature and volume of the loan portfolio, overall portfolio quality, review of specific problem loans, and current economic conditions that may affect the borrower's ability to pay. While management uses the best information available to make its evaluation, future adjustments to the allowance may be necessary if there are significant changes in economic conditions. Interest on loans is recognized over the terms of the loans and is calculated using the simple-interest method on principal amounts outstanding. Accrual of interest is generally stopped when a loan is greater than three months past due. Interest on these loans is recognized only when actually paid by the borrower if collection of the principal is likely to occur. Accrual of interest is generally resumed when the customer is current on all principal and interest payments and has been paying on a timely basis for a period of time.

     LOANS HELD FOR SALE: Loans held for sale are carried at the lower of aggregate cost or market value. The market value calculation includes consideration of all open positions. The Bank generally locks into an interest rate when these loans are originated, thus no gains or losses are recognized on sales. All sales are made without recourse.

     PREMISES AND EQUIPMENT: Premises and equipment are stated at cost less accumulated depreciation. Depreciation is provided principally by the straight-line method over the estimated useful lives of the assets.

     OTHER REAL ESTATE OWNED: Other real estate owned (OREO) represents properties acquired through foreclosure or other proceedings. OREO is recorded at the lower of the carrying amounts of the related loans or fair value of the properties less cost to sell. Any write-down to fair value less cost to sell at the time of transfer to OREO is charged to the allowance for loan and lease losses. Subsequent write-downs are charged to other expense. Property is evaluated regularly to ensure that the recorded amount is supported by its current fair market.

     INCOME TAXES: Deferred taxes are provided using an asset and liability method whereby deferred tax assets are recognized for deductible temporary differences, and tax credit carryforwards and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities recorded for income tax and financial reporting purposes. Deferred tax assets are reduced by valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

     INCOME PER COMMON SHARE: Income per common share is computed by dividing net income by the weighted average number of shares of common and common equivalent shares outstanding during the

                                  BANYAN BANK
                   NOTES TO FINANCIAL STATEMENTS--(CONTINUED)
       (INFORMATION WITH RESPECT TO JUNE 30, 1994 AND 1995 IS UNAUDITED)

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES--(CONTINUED)

period. Common equivalent shares include the stock options discussed in Note 12. There is no difference between primary and fully diluted income per share.

EMERGING ACCOUNTING STANDARDS:

     FAIR VALUE OF FINANCIAL INSTRUMENTS:  Financial Accounting Standards Board
(FSAB) Statement No. 107, Disclosures About Fair Value of Financial Instruments, requires disclosure of fair value information about financial instruments, whether or not recognized on the balance sheet, for which it is practicable to estimate that value. Statement No. 107 excludes certain financial instruments and all nonfinancial instruments from its disclosure requirements. This statement is effective for the Bank's year ending December 31, 1995.

     IMPAIRMENT OF LOANS: The FASB has issued Statement No. 114, Accounting by Creditors for Impairment of a Loan. Statement No. 114 requires that impaired loans that are within the scope of this statement be measured based on the present value of expected future cash flows discounted at the loan's effective interest rate or, as a practical expedient, at the loan's observable market price or the fair value of the collateral if the loan is collateral dependent. A loan is impaired when it is probable the creditor will be unable to collect all contractual principal and interest payments due in accordance with the terms of the loan agreement. This statement was effective January 1, 1995. The application of the statement has no significant impact to the financial statements.

NOTE 2. RESTRICTIONS ON CASH AND CASH EQUIVALENTS

     The Bank is required to maintain reserve balances, in cash or on deposit with the Federal Reserve Bank, based upon a percentage of deposits. The total required reserve balances as of December 31, 1994 and 1993 and June 30, 1995, were approximately $276,000, $206,000 and $125,000, respectively.

NOTE 3. AVAILABLE-FOR-SALE SECURITIES

SUMMARY OF SECURITIES:

                                                                      GROSS         GROSS
                                                     AMORTIZED     UNREALIZED    UNREALIZED       FAIR
                                                        COST          GAINS        LOSSES        VALUE
                                                     ----------    ----------    ----------    ----------
JUNE 30, 1995 (UNAUDITED)
U.S. Government corporations
  and agencies.....................................  $1,541,000    $   3,000     $   8,000     $1,536,000
Mortgage-backed securities.........................     732,000       30,000                      762,000
Other..............................................     272,000           --            --        272,000
                                                     ----------    ----------    ----------    ----------
                                                     $2,545,000    $  33,000     $   8,000     $2,570,000
                                                     ----------    ----------    ----------    ----------
                                                     ----------    ----------    ----------    ----------
DECEMBER 31, 1994
U.S. Government corporations
  and agencies.....................................  $4,492,855    $      --     $ 177,641     $4,315,214
Marketable equity securities.......................     167,250           --        20,250        147,000
Mortgage-backed securities.........................     757,700           --        33,027        724,673
Other..............................................     292,650           --            --        292,650
                                                     ----------    ----------    ----------    ----------
                                                     $5,710,455    $      --     $ 230,918     $5,479,537
                                                     ----------    ----------    ----------    ----------
                                                     ----------    ----------    ----------    ----------

                                  BANYAN BANK
                   NOTES TO FINANCIAL STATEMENTS--(CONTINUED)
       (INFORMATION WITH RESPECT TO JUNE 30, 1994 AND 1995 IS UNAUDITED)

NOTE 3. AVAILABLE-FOR-SALE SECURITIES--(CONTINUED)

CONTRACTUAL MATURITIES:

     U.S. Government corporations and agency securities have maturities ranging between one and five years. The anticipated maturities for mortgage-backed securities are not readily determinable since they may be prepaid without penalty. Marketable equity and other securities have no specified maturity date.

     REALIZED GAINS AND LOSSES: Gross gains of $12,000 and $375 were realized on sales of securities available-for-sale during the six months ended June 30, 1995 and the year ended December 31, 1994, respectively.

CHANGES IN THE UNREALIZED GAIN (LOSS) ON AVAILABLE-FOR-SALE SECURITIES:

Balance, January 1, 1994....................................................................  $  --
  Initial unrealized gain (loss) on date of adoption of Statement No. 115, net of related
     deferred tax effect....................................................................     26,197
  Transfer of unrealized loss on marketable equity securities on date of adoption of
     Statement No. 115......................................................................    (54,250)
  Unrealized gain (loss) during the year....................................................   (220,331)
  Deferred tax effect on unrealized loss....................................................    104,360
                                                                                              ---------
Balance, December 31, 1994..................................................................   (144,024)
  Unrealized gain during six months (unaudited).............................................    254,474
  Deferred tax effect (unaudited)...........................................................    (95,450)
                                                                                              ---------
BALANCE, JUNE 30, 1995 (UNAUDITED)..........................................................  $  15,000
                                                                                              ---------
                                                                                              ---------

NOTE 4. SECURITIES HELD FOR INVESTMENT AND ACCOUNTING CHANGE

     As of January 1, 1994, the Bank changed its method of accounting for debt and equity securities in accordance with FASB Statement No. 115. As provided by this Statement, the 1993 comparative financial statements have not been restated for the change in accounting principle. The January 1, 1994, balance of stockholders' equity was increased by $26,197, net of the $17,465 related deferred tax effect, to recognize the net unrealized holding gain on securities at that date.

                                  BANYAN BANK
                   NOTES TO FINANCIAL STATEMENTS--(CONTINUED)
       (INFORMATION WITH RESPECT TO JUNE 30, 1994 AND 1995 IS UNAUDITED)

NOTE 4. SECURITIES HELD FOR INVESTMENT AND ACCOUNTING CHANGE--(CONTINUED)

     The disclosures related to securities classified as investment securities are as follows:

SUMMARY OF SECURITIES HELD FOR INVESTMENT:

                                                                      DECEMBER 31, 1993
                                                     ----------------------------------------------------
                                                                      GROSS         GROSS
                                                     AMORTIZED     UNREALIZED    UNREALIZED       FAIR
                                                        COST          GAINS        LOSSES        VALUE
                                                     ----------    ----------    ----------    ----------
U.S. Treasury securities and obligations
  of U.S. Government corporations
  and agencies.....................................  $7,394,263    $   2,538     $  16,801     $7,380,000
Marketable equity securities.......................     113,000           --            --        113,000
Mortgage-backed securities.........................     868,075       57,925            --        926,000
Other..............................................     111,550           --            --        111,550
                                                     ----------    ----------    ----------    ----------
                                                     $8,486,888    $  60,463     $  16,801     $8,530,550
                                                     ----------    ----------    ----------    ----------
                                                     ----------    ----------    ----------    ----------

     The amortized cost of marketable equity securities above is net of an allowance of $54,250 at December 31, 1993. This allowance reduces the carrying amount from original cost of $167,250, to approximate market value and was reflected as a reduction of stockholders' equity since the Bank considered the decline in market value to be temporary.

     REALIZED GAINS AND LOSSES: Gross gains of $65,288 were realized on sales of securities held for investment in 1993.

NOTE 5. LOANS

COMPOSITION OF LOANS:

                                                                                 DECEMBER 31,
                                                            JUNE 30,      --------------------------
                                                              1995           1994           1993
                                                           -----------    -----------    -----------
                                                           (UNAUDITED)
Residential real estate..................................  $13,778,000    $11,315,436    $10,004,214
Commercial real estate...................................    8,907,000      7,504,285      7,734,801
Commercial...............................................    6,613,000      7,533,359      7,469,947
Construction and land development........................    6,424,000      4,677,731      2,336,389
Consumer.................................................      662,000        544,466        700,461
                                                           -----------    -----------    -----------
                                                            36,384,000     31,575,277     28,245,812
Less allowance for loan losses...........................      431,000        383,944        352,194
                                                           -----------    -----------    -----------
Loans, net...............................................  $35,953,000    $31,191,333    $27,893,618
                                                           -----------    -----------    -----------
                                                           -----------    -----------    -----------

                                  BANYAN BANK
                   NOTES TO FINANCIAL STATEMENTS--(CONTINUED)
       (INFORMATION WITH RESPECT TO JUNE 30, 1994 AND 1995 IS UNAUDITED)

NOTE 5. LOANS--(CONTINUED)

ALLOWANCE FOR LOAN LOSSES:

                                                                                      YEARS ENDED
                                                              SIX MONTHS ENDED        DECEMBER 31,
                                                                  JUNE 30,        ---------------------
                                                                    1995            1994        1993
                                                              ----------------    --------    ---------
                                                               (UNAUDITED)
Balance, beginning..........................................  $    383,944        $352,194    $ 345,701
  Provision charged to operations...........................        59,654          93,750       76,800
  Loans charged-off.........................................       (13,000)        (82,000)    (103,199)
  Recoveries................................................           402          20,000       32,892
                                                              ----------------    --------    ---------
Balance, ending.............................................  $    431,000        $383,944    $ 352,194
                                                              ----------------    --------    ---------
                                                              ----------------    --------    ---------

     NONACCRUAL LOANS: Nonaccrual loans totaled $18,000, $28,334 and $217,959 at June 30, 1995, December 31, 1994 and 1993, respectively. If income on these loans had been accrued, interest income would have increased by approximately $1,700 for the six months ended June 30, 1995, and $11,100 and $8,400 during 1994 and 1993, respectively. Interest actually received on these loans and recognized as income during the first six months ended June 30, 1995 and years ended 1994 and 1993, was not significant to the results of operations.

NOTE 6. LOANS HELD FOR SALE

                                                                                   DECEMBER 31,
                                                               JUNE 30,     ---------------------------
                                                                 1995          1994            1993
                                                             -----------    -----------    ------------
                                                             (UNAUDITED)
Balance, beginning.........................................  $  255,700     $   246,800    $    658,213
  Loans originated.........................................          --       3,837,700      15,087,587
  Loans sold...............................................    (255,700)     (3,828,800)    (15,499,000)
                                                             -----------    -----------    ------------
Balance, ending............................................  $       --     $   255,700    $    246,800
                                                             -----------    -----------    ------------
                                                             -----------    -----------    ------------

NOTE 7. PREMISES AND EQUIPMENT

                                                                                        DECEMBER 31,
                                                                       JUNE 30,     --------------------
                                                                         1995         1994        1993
                                                                     -----------    --------    --------
                                                                     (UNAUDITED)
Leasehold improvements.............................................  $  192,553     $192,553    $165,910
Equipment..........................................................     274,189      262,436     173,537
                                                                     -----------    --------    --------
                                                                        466,742      454,989     339,447
Less accumulated depreciation......................................     192,742      167,641     121,940
                                                                     -----------    --------    --------
                                                                     $  274,000     $287,348    $217,507
                                                                     -----------    --------    --------
                                                                     -----------    --------    --------

                                  BANYAN BANK
                   NOTES TO FINANCIAL STATEMENTS--(CONTINUED)
       (INFORMATION WITH RESPECT TO JUNE 30, 1994 AND 1995 IS UNAUDITED)

NOTE 8. DEPOSITS

                                                                                 DECEMBER 31,
                                                            JUNE 30,      --------------------------
                                                              1995           1994           1993
                                                           -----------    -----------    -----------
                                                           (UNAUDITED)
Demand deposits..........................................  $ 4,629,000    $ 4,698,739    $ 5,475,805
NOW and money market accounts............................    9,609,000     13,998,705     18,370,999
Savings deposits.........................................      857,000      1,024,544        902,525
Time certificates, $100,000 or more......................    4,604,000      3,585,846      3,982,416
Other time deposits......................................   23,517,000     14,784,030     11,299,154
                                                           -----------    -----------    -----------
     Total...............................................  $43,216,000    $38,091,864    $40,030,899
                                                           -----------    -----------    -----------
                                                           -----------    -----------    -----------

NOTE 9. INCOME TAXES

     The provision for income taxes charged to operations consists of the following:

                                                                                      YEARS ENDED
                                                                                      DECEMBER 31,
                                                                                  --------------------
                                                                                    1994        1993
                                                                                  --------    --------
Current tax expense.............................................................  $ 99,364    $  3,206
Deferred tax expense............................................................    52,915     152,453
                                                                                  --------    --------
     Total expense..............................................................  $152,279    $155,659
                                                                                  --------    --------
                                                                                  --------    --------

     The cumulative tax effects of the primary temporary differences are shown in the following table:

                                                                                      DECEMBER 31,
                                                                                   -------------------
                                                                                     1994       1993
                                                                                   --------    -------
Deferred tax assets:
  Loan loss allowances...........................................................  $ 62,120    $61,160
  Net operating loss carryover...................................................     --        22,080
  Unrealized loss on securities available-for-sale...............................    86,895      --
Other............................................................................    13,964      9,395
                                                                                   --------    -------
Total deferred tax assets........................................................   162,979     92,635
                                                                                   --------    -------
Deferred tax liabilities:
  Cash basis adjustments.........................................................    51,754     17,635
  Other..........................................................................     2,245      --
                                                                                   --------    -------
Total deferred tax liabilities...................................................    53,999     17,635
                                                                                   --------    -------
Net deferred tax assets..........................................................  $108,980    $75,000
                                                                                   --------    -------
                                                                                   --------    -------

                                  BANYAN BANK
                   NOTES TO FINANCIAL STATEMENTS--(CONTINUED)
       (INFORMATION WITH RESPECT TO JUNE 30, 1994 AND 1995 IS UNAUDITED)

NOTE 9. INCOME TAXES--(CONTINUED)

     The income tax provision differs from the amount of income tax determined by applying the U.S. federal income tax rate to pretax income as follows:

                                                                                      YEARS ENDED
                                                                                      DECEMBER 31,
                                                                                  --------------------
                                                                                    1994        1993
                                                                                  --------    --------
Computed 'expected' federal tax expense.........................................  $141,824    $130,195
Increase (decrease) in income taxes resulting from:
  State income taxes, net of federal tax benefit................................    14,709      13,900
  Other.........................................................................    (4,254)     11,564
                                                                                  --------    --------
Tax expense.....................................................................  $152,279    $155,659
                                                                                  --------    --------
                                                                                  --------    --------

     Effective January 1, 1993, the Bank adopted FASB Statement No. 109, Accounting for Income Taxes. The effect of adopting Statement No. 109 was to increase the net deferred tax assets on the January 1, 1993 balance sheet by $227,453. This amount is reported as the effect of a change in accounting principle on the accompanying 1993 income statement.

NOTE 10. COMMITMENTS, CONTINGENCIES AND CREDIT RISK

     FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK: The Bank is party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. Those instruments involve, to varying degrees, elements of credit risk in excess of the amounts recognized on the balance sheets.

     The Bank's exposure to credit loss in the event of nonperformance by the other parties to the financial instruments for commitments to extend credit and standby letters of credit is represented by the contractual amounts of those instruments. The Bank uses the same credit policies in making commitments and conditional obligations as it does for on balance sheet instruments. The commitments were as follows:

                                                                                   DECEMBER 31,
                                                               JUNE 30,      ------------------------
                                                                 1995           1994          1993
                                                              -----------    ----------    ----------
                                                              (UNAUDITED)
Commitments to extend credit................................  $10,868,000    $6,706,976    $6,854,102
Standby letters of credit...................................      441,000       508,882       560,014
                                                              -----------    ----------    ----------
                                                              $11,309,000    $7,215,858    $7,414,116
                                                              -----------    ----------    ----------
                                                              -----------    ----------    ----------

     COMMITMENTS TO EXTEND CREDIT: Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Bank evaluates each customer's creditworthiness on a case-by-case basis. If deemed necessary upon extension of credit, the amount of collateral obtained is based on management's credit evaluation of the party. Collateral held varies, but may include accounts receivable, inventory, property and equipment, and income-producing commercial properties.

                                  BANYAN BANK
                   NOTES TO FINANCIAL STATEMENTS--(CONTINUED)
       (INFORMATION WITH RESPECT TO JUNE 30, 1994 AND 1995 IS UNAUDITED)

NOTE 10. COMMITMENTS, CONTINGENCIES AND CREDIT RISK--(CONTINUED)

     STANDBY LETTERS OF CREDIT: Standby letters of credit are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to support public and private borrowing arrangements. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. Collateral held varies as specified above and is required in instances which the Bank deems necessary. The average amount of these commitments that are collateralized is approximately 58 percent.

     LEASE COMMITMENTS: The Bank leases bank premises and equipment. These agreements extend through 2001, whereby the Bank is to pay a specified base rent. The following is a schedule of future minimum lease payments under these leases.

YEARS ENDING DECEMBER 31,
-------------------------
1995....................................................................  $116,726
1996....................................................................    54,320
1997....................................................................    34,200
1998....................................................................    35,077
1999....................................................................    35,989
After...................................................................    37,152
                                                                          --------
                                                                          $313,464
                                                                          --------
                                                                          --------

     Total rent expense under these leases for the years ended December 31, 1994 and 1993 and the six months ended June 30, 1995 and 1994, was approximately $156,000, $146,000, $66,000 and $46,000, respectively.

     CONTINGENCIES: In the normal course of business, the Bank is involved in various legal proceedings. In the opinion of management, any liability resulting from such proceedings would not have a material adverse effect on the Bank's financial statements.

     FINANCIAL INSTRUMENTS WITH CONCENTRATION ON CREDIT RISK:

     CONCENTRATION BY GEOGRAPHIC LOCATION: The Bank makes commercial, real estate and consumer loans to customers principally in Palm Beach County, Florida. Although the Bank has a diversified portfolio, a substantial portion of its customers' abilities to honor their contracts is dependent upon the local economy.

     CONCENTRATION BY INDUSTRY: Included in the Bank's loan portfolio are concentrations of loans related to real estate, primarily loans for real estate developments, and commercial building operations.

NOTE 11. LOANS AND OTHER TRANSACTIONS WITH RELATED PARTIES

     Shareholders of the Bank, and officers and directors, including their families and companies of which they are principal owners, are considered to be related parties. These related parties were loan customers of, and had other transactions with the Bank in the ordinary course of business. In management's opinion, these loans and transactions are on the same terms as those for comparable loans and transactions with nonrelated parties.

                                  BANYAN BANK
                   NOTES TO FINANCIAL STATEMENTS--(CONTINUED)
       (INFORMATION WITH RESPECT TO JUNE 30, 1994 AND 1995 IS UNAUDITED)

NOTE 11. LOANS AND OTHER TRANSACTIONS WITH RELATED PARTIES--(CONTINUED)

     At June 30, 1995, December 31, 1994 and 1993, the approximate balances of loans to and deposits from related parties were as follows:

                                                                                    DECEMBER 31,
                                                                JUNE 30,      ------------------------
                                                                  1995           1994          1993
                                                               -----------    ----------    ----------
                                                               (UNAUDITED)
Loans........................................................  $ 1,592,000    $2,179,533    $1,776,349
Deposits.....................................................    7,464,000     3,435,938     9,391,968

NOTE 12. STOCKHOLDERS' EQUITY

     REGULATORY CAPITAL REQUIREMENTS: The Federal Reserve Board and other bank regulatory agencies have adopted risk-based capital guidelines for banks and bank holding companies. The main objectives of the risk-based capital framework are to provide a more consistent system for comparing capital positions of banking organizations and to take into account the different risks among banking organizations' assets and off-balance sheet items. Bank regulatory agencies have supplemented the risk-based capital standard with a leverage ratio for Tier 1 capital to total reported assets. The minimum leverage ratio standard is 3 percent. Depending upon the judgment of the various regulatory agencies, a greater leverage ratio may be required based upon the relative risk of the organization.

     Below is a comparison of the Bank's June 30, 1995 (unaudited) and December 31, 1994 actual and the minimum requirements for a well-capitalized and adequately capitalized banks, as defined by the Federal regulatory agencies' Prompt Corrective Action Rules:

                                                                                      MINIMUM REQUIREMENTS
                                                          JUNE 30,      DECEMBER    --------------------------
                                                            1995          1994         WELL        ADEQUATELY
                                                           ACTUAL        ACTUAL     CAPITALIZED    CAPITALIZED
                                                         -----------    --------    -----------    -----------
                                                         (UNAUDITED)
Tier 1 risk-based capital..............................       9.1%        10.1%           6%            4%
Total risk-based capital...............................      10.0%        11.0%          10%            8%
Leverage ratio.........................................       7.4%         8.1%           5%            4%

     PREFERRED STOCK: During 1993, all 90,000 shares of the Series A preferred stock were converted into common stock. The Bank has also authorized 60,000 shares of Series B nonvoting, $1 par value, cumulative, convertible preferred stock, of which no shares have been issued.

     DIVIDEND RESTRICTIONS: Banking regulations restrict the amount of dividends that may be paid by the Bank without prior approval of Bank supervisory authorities.

     STOCK OPTIONS: The Bank has reserved shares of common stock for grants of nonqualified stock options to certain key officers and directors. The options may be exercised within five years from the date of grant. During 1994 and 1993, no options were exercised or terminated. During 1994, 3,500 options were granted at $10.00 per share. During 1993, 8,500 options were granted at $8.75 per share.

                                  BANYAN BANK
                   NOTES TO FINANCIAL STATEMENTS--(CONTINUED)
       (INFORMATION WITH RESPECT TO JUNE 30, 1994 AND 1995 IS UNAUDITED)

NOTE 12. STOCKHOLDERS' EQUITY--(CONTINUED)

     At December 31, 1994 and June 30, 1995, the following stock options were outstanding and exercisable:

           STOCK                 YEAR OF               EXERCISE PRICE
          OPTIONS              EXPIRATION                PER SHARE
          -------              ----------              --------------
          10,000                  1995                 $    10.50
           7,000                  1996                      10.00
           6,446                  1997                       6.00
           8,500                  1998                       8.75
           3,500                  1999                      10.00

NOTE 13. ADDITIONAL CASH FLOW INFORMATION

                                                     SIX MONTHS                   YEARS ENDED
                                                   ENDED JUNE 30,                 DECEMBER 31,
                                              -------------------------    --------------------------
                                                 1995          1994           1994           1993
                                              ----------    -----------    -----------    -----------
                                                     (UNAUDITED)
CASH FLOWS FROM SECURITIES
  Available-for-sale securities:
     Maturities.............................  $2,946,000    $ 2,626,000    $ 3,811,323    $   --
     Sales..................................     167,000        --             800,375        --
     Purchases..............................      --         (1,821,000)    (2,001,717)       --
  Securities held for investment:
     Maturities.............................      --            --             --           1,821,276
     Sales..................................      --            --             --           5,080,000
     Purchases..............................      --            --             --          (8,717,973)
                                              ----------    -----------    -----------    -----------
                                              $3,133,000    $   805,000    $ 2,609,981    $(1,816,697)
                                              ----------    -----------    -----------    -----------
                                              ----------    -----------    -----------    -----------

                                  BANYAN BANK
                   NOTES TO FINANCIAL STATEMENTS--(CONTINUED)
       (INFORMATION WITH RESPECT TO JUNE 30, 1994 AND 1995 IS UNAUDITED)

NOTE 13. ADDITIONAL CASH FLOW INFORMATION--(CONTINUED)

                                                     SIX MONTHS ENDED             YEARS ENDED
                                                         JUNE 30,                 DECEMBER 31,
                                                  ----------------------    ------------------------
                                                    1995         1994          1994          1993
                                                  --------    ----------    ----------    ----------
                                                       (UNAUDITED)
SUPPLEMENTAL DISCLOSURES OF
  CASH FLOW INFORMATION
  Cash payments for interest....................  $811,000    $  539,000    $1,112,399    $1,172,100
  Cash payments for income taxes................     --           --            27,376        25,833

SUPPLEMENTAL SCHEDULE OF NONCASH INVESTING AND
  FINANCING ACTIVITIES
  Securities held for investment reclassified to
    available-for-sale securities...............  $  --       $8,487,000    $8,486,888    $   --
  Other real estate acquired in settlement of
    loans.......................................     --          152,000       383,416       152,810
  Net change in unrealized gain (loss) on
    securities available-for-sale (Note 3)......   159,024      (168,000)     (144,024)       --
  Change in unrealized loss on marketable equity
    securities (Note 3).........................     --           --            54,250        12,250

NOTE 14. SUBSEQUENT EVENT TO AUDITOR'S REPORT (UNAUDITED)

     On September 7, 1995, the shareholders of the Bank agreed to sell all of their shares to Republic Security Financial Corporation (RSFC). This sale is contingent on several conditions including obtaining all regulatory approvals and RSFC obtaining not less than $10,000,000 in net proceeds from a public offering.

                   GOVERNORS BANK CORPORATION AND SUBSIDIARY

      AUDITED FINANCIAL STATEMENTS AS OF DECEMBER 31, 1993, 1992 AND 1991
                     AND UNAUDITED AS OF SEPTEMBER 30, 1994

        TOGETHER WITH REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
Governors Bank Corporation and Subsidiary
West Palm Beach, Florida

     We have audited the accompanying consolidated balance sheets of Governors Bank Corporation and Subsidiary (the 'Company') as of December 31, 1993 and 1992, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1993. These consolidated financial statements are the responsibility of management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Governors Bank Corporation and Subsidiary as of December 31, 1993 and 1992, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1993 in conformity with generally accepted accounting principles.

     The accompanying consolidated financial statements have been prepared assuming that Governors Bank Corporation and Subsidiary will continue as a going concern. As discussed in Note 11 to the consolidated financial statements, the Bank subsidiary did not meet minimum regulatory capital requirements as of December 31, 1993. Failure to comply with these requirements could result in further regulatory intervention including seizure of the Bank. The Bank also suffered a significant loss from operations in 1993. These matters raise substantial doubt about the ability of the Company to continue as a going concern. The ability of the Company to continue as a going concern is dependent on many factors including regulatory action and raising sufficient additional equity capital. Management's plans in regard to these matters are described in
Note 12 to the consolidated financial statements. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

     As discussed in Note 9(a) to the consolidated financial statements, the Company is a party to a class action lawsuit that seeks to enjoin the pending merger of the Company and Republic Security Financial Corporation and to recover money damages of unspecified amounts against certain members of the Board of Directors. The Company has a Director and Officer Liability Insurance Policy ('Policy') in the amount of $2,000,000. The Policy calls for the Company to pay the related legal costs until the settlement of this matter at which time the Company will be reimbursed for its legal expenses. At December 31, 1993 the Company does not have sufficient cash reserves or available lines of credit to fund its necessary legal defense. Further the insurer has raised questions as to whether potential losses caused by the lawsuit are covered by the Policy. The Company has indemnified all of its officers and directors from any losses that they may incur as a result of their good faith actions in fulfilling their responsibilities as officers and directors. Finally, as discussed in Note 9(c) to the consolidated financial statements, a former officer of the Bank has filed a lawsuit for wrongful termination. The effect of insufficient funds for a legal defense and the ultimate outcome of the lawsuits cannot be presently determined. Accordingly, no provision for any liability that may result upon adjudication or from any loss resulting from any shortfall in insurance coverage has been made in the accompanying consolidated financial statements.

                                          BDO Seidman, LLP
West Palm Beach, Florida
April 12, 1994, except for
  Note 8(b) which is as of June 23, 1994,
  Note 9(a)(ii) which is as of May 3, 1994
  and Note 9(c) which is as of June 17, 1994

                   GOVERNORS BANK CORPORATION AND SUBSIDIARY
                          CONSOLIDATED BALANCE SHEETS

                                                                                              DECEMBER 31,
                                                                      SEPTEMBER 30,    --------------------------
                                                                          1994            1993           1992
                                                                      -------------    -----------    -----------
                                                                       (UNAUDITED)
ASSETS
Cash and cash equivalents:
  Cash and due from banks...........................................  $  5,123,000     $ 3,901,777    $ 6,021,660
  Federal funds sold................................................     3,659,000       6,036,000      3,480,000
                                                                      -------------    -----------    -----------
Total cash and cash equivalents.....................................     8,782,000       9,937,777      9,501,660
                                                                      -------------    -----------    -----------
Investment securities: (Note 1)
  Held-to-maturity..................................................    10,319,000      12,949,998     17,301,571
  Available-for-sale................................................     6,052,000       6,224,319        --
                                                                      -------------    -----------    -----------
Total investment securities.........................................    16,371,000      19,174,317     17,301,571
Loans, net (Notes 2, 7 and 13)......................................    43,073,000      51,160,154     61,252,716
Bank premises and equipment, net (Note 3)...........................       333,000         458,198        493,811
Accrued interest receivable and other assets........................     1,586,000       2,060,612      1,317,825
                                                                      -------------    -----------    -----------
                                                                      $ 70,145,000     $82,791,058    $89,867,583
                                                                      -------------    -----------    -----------
                                                                      -------------    -----------    -----------
LIABILITIES AND STOCKHOLDERS' EQUITY
Liabilities
  Deposits:
     Demand.........................................................  $ 12,322,000     $13,906,953    $15,530,030
     Savings, NOW and money market..................................    21,295,000      26,510,381     30,100,950
     Time, $100,000 and over (Note 4)...............................       552,000         533,404      2,475,734
     Time, under $100,000...........................................    29,264,000      35,871,512     34,013,769
                                                                      -------------    -----------    -----------
  Total deposits....................................................    63,433,000      76,822,250     82,120,483
  Securities sold under agreements to repurchase
     (Notes 1 and 5)................................................     3,123,000       2,358,825        896,170
  Accrued interest payable and other liabilities....................     1,241,000       1,188,100        894,873
                                                                      -------------    -----------    -----------
Total liabilities...................................................    67,797,000      80,369,175     83,911,526
                                                                      -------------    -----------    -----------
Commitments and contingencies (Notes 7,8,9,11 and 12)
Stockholders' Equity (Note 10)
  Common stock, $5 par value - 7,500,000 shares
    authorized; 736,242, 735,686 and 725,408 outstanding............     3,681,000       3,678,430      3,627,040
  Additional paid-in capital........................................     2,503,000       2,501,030      2,467,421
  Deficit...........................................................    (3,816,000)     (3,834,566)      (138,404)
  Unrealized (loss) gain on securities available for sale, net of
    income taxes (Note 1)...........................................       (20,000)         76,989        --
                                                                      -------------    -----------    -----------
Total stockholders' equity..........................................     2,348,000       2,421,883      5,956,057
                                                                      -------------    -----------    -----------
                                                                      $ 70,145,000     $82,791,058    $89,867,583
                                                                      -------------    -----------    -----------
                                                                      -------------    -----------    -----------

          See accompanying summary of significant accounting policies and notes to consolidated financial statements.

                   GOVERNORS BANK CORPORATION AND SUBSIDIARY
                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                                YEARS ENDED DECEMBER 31,
                                                    NINE MONTHS ENDED    ---------------------------------------
                                                   SEPTEMBER 30, 1994        1993           1992          1991
                                                    -----------------    -----------    ----------    ----------
                                                       (UNAUDITED)
INTEREST INCOME:
  Loans, including fees...........................  $    3,196,000       $ 5,190,368    $5,913,945    $5,759,253
  Federal funds sold..............................          81,000            93,437       128,642       255,960
  Investment securities...........................         699,000           713,189       765,517       549,917
  Other...........................................           9,000            60,052        83,167        10,332
                                                    -----------------    -----------    ----------    ----------
Total interest income.............................       3,985,000         6,057,046     6,891,271     6,575,462
                                                    -----------------    -----------    ----------    ----------
INTEREST EXPENSE:
  Deposits........................................       1,594,000         2,437,466     2,875,041     2,911,386
  Securities sold under agreements to
    repurchase....................................              --            33,509        35,065        82,660
                                                    -----------------    -----------    ----------    ----------
Total interest expense............................       1,594,000         2,470,975     2,910,106     2,994,046
                                                    -----------------    -----------    ----------    ----------
Net Interest Income...............................       2,391,000         3,586,071     3,981,165     3,581,416
Provision for Loan Losses (Note 2)................          14,000         3,889,297       776,338     1,029,185
                                                    -----------------    -----------    ----------    ----------
Net interest income (expense) after provision for
  loan losses.....................................       2,377,000          (303,226)    3,204,827     2,552,231
                                                    -----------------    -----------    ----------    ----------
Service Fees and Other Income.....................         558,000           907,511     1,016,788       655,726
                                                    -----------------    -----------    ----------    ----------
Non-interest Expense: (Note 7)
  Salaries and employee benefits..................       1,271,000         1,821,928     1,661,087     1,263,851
  Occupancy and equipment.........................         702,000           924,961       922,355       913,458
  Other operating.................................         943,000         1,553,558     1,591,937     1,262,384
                                                    -----------------    -----------    ----------    ----------
Total non-interest expense........................       2,916,000         4,300,447     4,175,379     3,439,693
                                                    -----------------    -----------    ----------    ----------
Income (Loss) Before Income Taxes.................          19,000        (3,696,162)       46,236      (231,736)
Income taxes (benefit) (Note 6)...................              --           --             20,000       (26,000)
                                                    -----------------    -----------    ----------    ----------
Net Income (Loss) Before Cumulative Effect of a
  Change in Accounting Principle..................          19,000        (3,696,162)       26,236      (205,736)
Cumulative Effect of a Change in Accounting for
  Income Taxes (Note 6)...........................              --           --             14,000        --
                                                    -----------------    -----------    ----------    ----------
Net Income (Loss).................................  $       19,000       $(3,696,162)   $   12,236    $ (205,736)
                                                    -----------------    -----------    ----------    ----------
                                                    -----------------    -----------    ----------    ----------

          See accompanying summary of significant accounting policies and notes to consolidated financial statements.

                   GOVERNORS BANK CORPORATION AND SUBSIDIARY
                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                                                                                                  UNREALIZED
                                                                                                     GAIN
                                                                                                  (LOSS) ON
                                                    COMMON STOCK       ADDITIONAL    RETAINED     SECURITIES         TOTAL
                                                --------------------    PAID-IN      EARNINGS     AVAILABLE      STOCKHOLDERS'
                                                SHARES      AMOUNT      CAPITAL      (DEFICIT)     FOR SALE         EQUITY
                                                -------   ----------   ----------   -----------   ----------   ------------------
Balance, December 31, 1990....................  600,000   $3,000,000   $2,100,000   $   110,841   $      --    $     5,210,841
Net loss......................................    --          --           --          (205,736)         --           (205,736)
Sale of common stock (Note 10)................   37,500      187,500       79,837       --               --            267,337
                                                -------   ----------   ----------   -----------   ----------   ------------------
Balance, December 31, 1991, as previously
  reported....................................  637,500    3,187,500    2,179,837       (94,895)         --          5,272,442
Prior period adjustment (Note 15).............    --          --           --           (55,745)         --            (55,745)
                                                -------   ----------   ----------   -----------   ----------   ------------------
Balance, December 31, 1991, as restated.......  637,500    3,187,500    2,179,837      (150,640)         --          5,216,697
Sale of common stock (Note 10)................   87,908      439,540      287,584       --               --            727,124
Net income....................................    --          --           --            12,236          --             12,236
                                                -------   ----------   ----------   -----------   ----------   ------------------
Balance, December 31, 1992....................  725,408    3,627,040    2,467,421      (138,404)         --          5,956,057
Sale of common stock (Note 10)................   10,278       51,390       33,609       --               --             84,999
Unrealized gains on securities available for
  sale, net of income taxes (Note 1)..........    --          --           --           --           76,989             76,989
Net loss......................................    --          --           --        (3,696,162)         --         (3,696,162)
                                                -------   ----------   ----------   -----------   ----------   ------------------
Balance, December 31, 1993....................  735,686    3,678,430    2,501,030    (3,834,566)     76,989          2,421,883
Sale of common stock (unaudited)..............      556        3,000        2,000       --               --              5,000
Change in unrealized gains (losses) on
  securities available for sale (unaudited)...    --          --           --           --          (97,000)           (97,000)
Net income (unaudited)........................    --          --           --            19,000          --             19,000
Other (unaudited).............................    --            (430)         (30)         (434)         11               (883)
                                                -------   ----------   ----------   -----------   ----------   ------------------
Balance, September 30, 1994 (unaudited).......  736,242   $3,681,000   $2,503,000   $(3,816,000)  $ (20,000)   $     2,348,000
                                                -------   ----------   ----------   -----------   ----------   ------------------
                                                -------   ----------   ----------   -----------   ----------   ------------------

          See accompanying summary of significant accounting policies and notes to consolidated financial statements.

                   GOVERNORS BANK CORPORATION AND SUBSIDIARY
                CONSOLIDATED STATEMENTS OF CASH FLOWS (NOTE 14)

                                                                             YEARS ENDED DECEMBER 31,
                                                 NINE MONTHS ENDED   ------------------------------------------
                                                SEPTEMBER 30, 1994       1993           1992           1991
                                                 -----------------   ------------   ------------   ------------
                                                    (UNAUDITED)
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income (loss)............................  $        19,000     $ (3,696,162)  $     12,236   $   (205,736)
  Adjustments to reconcile net income (loss) to
     net cash (required) provided by
     operating activities:
       Depreciation and amortization...........          125,000          146,800        163,980        198,171
       Provision for loan losses...............           14,000        3,889,297        776,338      1,029,185
       Net investment securities gains.........               --         (155,505)      (220,478)       (42,468)
       Net premium amortization and discount
          accretion............................               --          (70,775)       (40,617)       --
       Common stock issued for legal
          services.............................               --          --              67,764        --
       Decrease (increase) in accrued interest
          receivable and other assets..........          475,000         (742,787)       539,842     (1,015,284)
       Increase (decrease) in accrued interest
          payable and other liabilities........           53,000          293,227        (78,026)       318,333
                                                 -----------------   ------------   ------------   ------------
Net cash provided (required) by
  operating activities.........................          686,000         (335,905)     1,221,039        282,201
                                                 -----------------   ------------   ------------   ------------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Investment securities:
     Proceeds from sales, maturities and
       principal repayments....................        6,708,000       14,663,382     15,366,771      5,652,982
     Purchases.................................       (4,002,777)     (16,232,859)   (19,427,960)   (12,704,305)
  Net loan (originations) repayments...........        8,073,000        6,203,265     (5,749,316)   (17,718,099)
  Purchase of equipment, net...................               --         (111,187)       (80,700)      (135,716)
                                                 -----------------   ------------   ------------   ------------
Net cash provided (required) by
  investing activities.........................       10,778,223        4,522,601     (9,891,205)   (24,905,138)
                                                 -----------------   ------------   ------------   ------------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Increase (decrease) in transaction and
     savings deposits..........................       (6,800,000)      (5,213,646)     7,776,604     10,515,117
  Increase (decrease) in time deposits.........       (6,589,000)         (84,587)     2,657,831     14,111,335
  Increase (decrease) in securities sold under
     repurchase agreements.....................          764,000        1,462,655       (731,134)           731
  Proceeds from sale of common stock...........            5,000           84,999        659,360        267,337
                                                 -----------------   ------------   ------------   ------------
Net cash provided (required) by
  financing activities.........................      (12,620,000)      (3,750,579)    10,362,661     24,894,520
                                                 -----------------   ------------   ------------   ------------
Net increase (decrease) in cash and
  cash equivalents.............................       (1,155,777)         436,117      1,692,495        271,583
Cash and cash equivalents,
  beginning of period..........................        9,937,777        9,501,660      7,809,165      7,537,582
                                                 -----------------   ------------   ------------   ------------
Cash and cash equivalents,
  end of period................................  $     8,782,000     $  9,937,777   $  9,501,660   $  7,809,165
                                                 -----------------   ------------   ------------   ------------
                                                 -----------------   ------------   ------------   ------------

          See accompanying summary of significant accounting policies and notes to consolidated financial statements.

                   GOVERNORS BANK CORPORATION AND SUBSIDIARY
                   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
                 (INFORMATION AS OF AND FOR THE NINE MONTHS ENDED
                        SEPTEMBER 30, 1994 IS UNAUDITED)

GENERAL

     Governors Bank Corporation (the 'Company') is a bank holding company incorporated in the state of Florida. The consolidated financial statements include the accounts of Governors Bank Corporation and its wholly-owned subsidiary, Governors Bank, a state chartered independent community bank, collectively (the 'Bank'). All significant intercompany balances and transactions have been eliminated in consolidation.

     The interim financial statements as of and for the nine months ended September 30, 1994 are unaudited. In the opinion of management, such statements reflect all adjustments (consisting only of normal recurring adjustments) necessary for a fair representation of the results of the interim period. The results of operations for the nine months ended September 30, 1994 are not necessarily indicative of the results that can be expected for the entire year.

INVESTMENT SECURITIES

     In May, 1993, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 115 ('SFAS 115') 'Accounting for Certain Investments in Debt and Equity Securities'. The Bank has elected to adopt SFAS 115 at December 31, 1993.

     Investment securities held-to-maturity are carried at cost, adjusted for amortization of premiums and accretion of discounts, using methods that approximate the interest method. The Bank has the ability and intention to hold these investment securities for the foreseeable future and, accordingly, they are not adjusted for temporary declines in their market value.

     Investment securities available for sale are carried at estimated market value. Unrealized gains and losses on these securities are recorded, net of income tax, as a component of stockholders' equity until sold. Gains and losses realized from the sale of investment securities are computed by the specific-identification method.

LOANS

     Loans are stated at the amount of unpaid principal net of unearned interest income and the allowance for loan losses. Interest on loans is generally accrued daily based on the principal balance outstanding. The accrual of interest income is generally discontinued when a loan becomes ninety days past due as to principal or interest. When interest accruals are discontinued, uncollected interest credited to income in the current year is reversed and interest accrued in the prior year is charged to the allowance for loan losses.

     Loan origination and commitment fees, net of costs, are deferred and amortized as an adjustment of the related loan's yield. The Bank is amortizing these amounts over the expected life of the related loans using methods that approximate the interest method. Commitment fees based on a percentage of a customer's unused line of credit and fees related to standby letters of credit are recognized over the commitment period.

                   GOVERNORS BANK CORPORATION AND SUBSIDIARY
            SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES--(CONCLUDED)
                (INFORMATION AS OF AND FOR THE NINE MONTHS ENDED
                        SEPTEMBER 30, 1994 IS UNAUDITED)

ALLOWANCE FOR LOAN LOSSES

     The allowance for loan losses is maintained at a level considered adequate to provide for potential loan losses inherent in the loan portfolio. Management's determination of the adequacy of the allowance is based on an evaluation of the portfolio, past loan loss experience, current economic conditions, volume, growth and composition of the loan portfolio and other relevant factors.

PREMISES AND EQUIPMENT

     Premises and equipment are stated at cost. Depreciation and amortization are computed using the straight-line method over the estimated useful lives of the assets.

OTHER REAL ESTATE

     Other real estate, included in other assets in the accompanying consolidated balance sheets, consists of property acquired through foreclosure proceedings or acceptance of a deed in lieu of foreclosure. Such property is carried at the lower of the basis in the loan at the time of settlement or fair value less selling costs. Loan losses arising from the acquisition of such property are charged against the allowance for loan losses upon acquisition. Losses arising from dispositions and revaluations of such property are charged to expense as incurred.

INCOME TAXES

     Deferred income taxes are provided for timing differences, principally the provision for loan losses and depreciation, that are accounted for in different periods for financial reporting and income tax purposes.

     The Financial Accounting Standards Board has adopted Statement No. 109, 'Accounting for Income Taxes' ('SFAS 109'), which significantly changes existing practice by requiring, among other things, a liability approach to calculating deferred income taxes. Provisions for income taxes are based on amounts reported in the consolidated statements of operations (after exclusion of nontaxable income items such as interest on state and municipal securities) and include deferred taxes on temporary differences in the recognition of income and expense for tax and financial statement purposes. Deferred taxes are computed on the liability method as prescribed in SFAS 109.

STATEMENTS OF CASH FLOWS

     For purposes of reporting cash flows, cash and cash equivalents include cash on hand, amounts due from banks, and federal funds sold. Generally, federal funds are sold for one day periods.

                   GOVERNORS BANK CORPORATION AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                (INFORMATION AS OF AND FOR THE NINE MONTHS ENDED
                        SEPTEMBER 30, 1994 IS UNAUDITED)

1. INVESTMENT SECURITIES

     The carrying amounts of investment securities as shown in the accompanying consolidated balance sheets and their approximate market values are as follows:

                                                                    GROSS         GROSS       ESTIMATED
                                                   AMORTIZED     UNREALIZED    UNREALIZED      MARKET
                                                     COST           GAINS        LOSSES         VALUE
                                                  -----------    ----------    ----------    -----------
DECEMBER 31, 1993
  Held-to-maturity:
     U.S. Treasury securities and obligations of
       U.S. government corporations and
       agencies.................................  $11,675,134    $  22,831     $ (35,979)    $11,661,986
     Obligations of states and political
       sub-divisions............................      500,000        8,005            --         508,005
     Interest bearing deposits with
       other banks..............................      200,320           --            --         200,320
     Other securities...........................      574,544       10,191            --         584,735
                                                  -----------    ----------    ----------    -----------
                                                   12,949,998       41,027       (35,979)     12,955,046
                                                  -----------    ----------    ----------    -----------
  Available-for-sale:
     U.S. Treasury securities and obligations of
       U.S. government corporations and
       agencies.................................    6,103,874      120,445            --       6,224,319
                                                  -----------    ----------    ----------    -----------
                                                    6,103,874      120,445            --       6,224,319
                                                  -----------    ----------    ----------    -----------
                                                  $19,053,872    $ 161,472     $ (35,979)    $19,179,365
                                                  -----------    ----------    ----------    -----------
                                                  -----------    ----------    ----------    -----------

     Gross unrealized gains of $120,445 on securities available for sale at December 31, 1993 are shown net of income tax of $43,456 in the accompanying consolidated financial statements.

                                                                    GROSS         GROSS       ESTIMATED
                                                   AMORTIZED     UNREALIZED    UNREALIZED      MARKET
                                                     COST           GAINS        LOSSES         VALUE
                                                  -----------    ----------    ----------    -----------
DECEMBER 31, 1992
  Held-to-maturity:
     U.S. Treasury securities and obligations of
       U.S. government corporations and
       agencies.................................  $12,168,573    $ 142,785     $  (3,548)    $12,307,810
     Obligations of states and political
       sub-divisions............................    2,004,736       43,238        (1,181)      2,046,793
     Interest bearing deposits with
       other banks..............................    1,903,496           --            --       1,903,496
     Other securities...........................    1,224,766        2,296            --       1,227,062
                                                  -----------    ----------    ----------    -----------
                                                  $17,301,571    $ 188,319     $  (4,729)    $17,485,161
                                                  -----------    ----------    ----------    -----------
                                                  -----------    ----------    ----------    -----------

                   GOVERNORS BANK CORPORATION AND SUBSIDIARY
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)
                (INFORMATION AS OF AND FOR THE NINE MONTHS ENDED
                        SEPTEMBER 30, 1994 IS UNAUDITED)

1. INVESTMENT SECURITIES--(CONCLUDED)

     Gross realized gains and losses on sales of securities (included in other income in the accompanying consolidated statements of operations) were as follows:

                                                                     YEARS ENDED DECEMBER 31,
                                                                -----------------------------------
                                                                  1993          1992         1991
                                                                --------      --------      -------
Gross realized gains:
  U.S. government and agency securities.......................  $  --         $174,818      $46,161
  Obligations of states and political subdivisions............   108,768         --           --
  Other.......................................................     2,500        45,660        --
                                                                --------      --------      -------
                                                                $111,268      $220,478      $46,161
                                                                --------      --------      -------
                                                                --------      --------      -------
Gross realized losses:
  U.S. government and agency securities.......................  $  --         $  --         $ 3,693
                                                                --------      --------      -------
                                                                --------      --------      -------

     The amortized cost and estimated market values of investment securities at December 31, 1993 are summarized by contractual maturity as follows:

                                                                                          ESTIMATED
                                                                         AMORTIZED         MARKET
                                                                           COST             VALUE
                                                                        -----------      -----------
Due in one year or less...............................................  $ 9,115,736      $ 9,148,251
Due after one year through five years.................................    9,863,136        9,956,114
Due after five years through ten years................................       75,000           75,000
                                                                        -----------      -----------
                                                                        $19,053,872      $19,179,365
                                                                        -----------      -----------
                                                                        -----------      -----------

     At December 31, 1993, investment securities with carrying values and market values of approximately $3,952,000 and $4,031,000, respectively, were pledged to collateralize repurchase agreements, public fund deposits and for other purposes required or permitted by law.

2. LOANS AND ALLOWANCE FOR LOAN LOSSES

     An analysis of loans is as follows:

                                                                                DECEMBER 31,
                                                                        ----------------------------
                                                                           1993             1992
                                                                        -----------      -----------
Real estate, construction.............................................  $   848,550      $   606,202
Real estate, mortgage.................................................   20,782,297       25,073,875
Commercial and industrial.............................................   17,653,500       17,998,131
Installment...........................................................   15,240,521       16,353,498
Credit cards..........................................................      468,377          486,639
Other.................................................................      349,809        1,667,615
                                                                        -----------      -----------
                                                                         55,343,054       62,185,960
Less allowance for loan losses........................................    4,182,900          933,244
                                                                        -----------      -----------
                                                                        $51,160,154      $61,252,716
                                                                        -----------      -----------
                                                                        -----------      -----------

                   GOVERNORS BANK CORPORATION AND SUBSIDIARY
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)
                (INFORMATION AS OF AND FOR THE NINE MONTHS ENDED
                        SEPTEMBER 30, 1994 IS UNAUDITED)

2. LOANS AND ALLOWANCE FOR LOAN LOSSES--(CONCLUDED)

     Changes in the allowance for loan losses are as follows:

                                                                       YEARS ENDED DECEMBER 31,
                                            NINE MONTHS ENDED    -------------------------------------
                                            SEPTEMBER 30, 1994      1993          1992         1991
                                            ------------------   ----------    ----------    ---------
                                               (UNAUDITED)
Balance, beginning of year................  $    4,182,900       $  933,244    $  575,000    $ 370,000
Charge-offs...............................      (2,713,000)        (730,575)     (432,381)    (826,519)
Recoveries................................         154,000           90,934        14,287        2,334
Provision for loan losses.................          14,000        3,889,297       776,338    1,029,185
                                            -----------------    ----------    ----------    ---------
Balance, end of year......................  $    1,637,900       $4,182,900    $  933,244    $ 575,000
                                            -----------------    ----------    ----------    ---------
                                            -----------------    ----------    ----------    ---------

     Loans on non-accrual status aggregated $1,335,000 and $482,000 as of December 31, 1993 and 1992, respectively.

3. PREMISES AND EQUIPMENT

     Premises and equipment are summarized as follows:

                                                                                  DECEMBER 31,
                                                                           --------------------------
                                                                              1993            1992
                                                                           ----------      ----------
Leasehold improvements...................................................  $  602,922      $  580,189
Furniture, fixtures and equipment........................................     572,087         605,481
Computer software........................................................      34,171          28,433
                                                                           ----------      ----------
                                                                            1,209,180       1,214,103
Less accumulated depreciation and amortization...........................     750,982         720,292
                                                                           ----------      ----------
                                                                           $  458,198      $  493,811
                                                                           ----------      ----------
                                                                           ----------      ----------

4. DEPOSITS

     Approximate maturities of certificates of deposit issued in amounts of $100,000 or more are as follows:

                                                                                   DECEMBER 31,
                                                                             ------------------------
                                                                               1993           1992
                                                                             --------      ----------
Less than three months.....................................................  $200,000      $1,339,000
Over three months but less than twelve months..............................     --            896,000
Twelve months or more......................................................   333,000         241,000
                                                                             --------      ----------
                                                                             $533,000      $2,476,000
                                                                             --------      ----------
                                                                             --------      ----------

5. SHORT-TERM BORROWINGS

     Securities sold under agreements to repurchase generally mature within one to four days from the transaction date.

                   GOVERNORS BANK CORPORATION AND SUBSIDIARY
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)
                (INFORMATION AS OF AND FOR THE NINE MONTHS ENDED
                        SEPTEMBER 30, 1994 IS UNAUDITED)

6. INCOME TAXES

     Income taxes (benefits) are comprised of the following:

                                                                     YEARS ENDED DECEMBER 31,
                                                              --------------------------------------
                                                                1993           1992           1991
                                                              ---------      ---------      --------
Current:
  Federal...................................................  $(144,000)     $ 173,000      $(26,000)
  State.....................................................     --             20,000         4,355
                                                              ---------      ---------      --------
                                                               (144,000)       193,000       (21,645)
                                                              ---------      ---------      --------
Deferred:
  Federal...................................................    144,000       (173,000)        --
  State.....................................................     --             --            (4,355)
                                                              ---------      ---------      --------
                                                                144,000       (173,000)       (4,355)
                                                              ---------      ---------      --------
                                                              $  --          $  20,000      $(26,000)
                                                              ---------      ---------      --------
                                                              ---------      ---------      --------

     At December 31, 1993, the Bank had deferred tax assets of approximately $1,574,000 that related primarily to the allowance for loan losses and depreciation of which approximately $1,465,000 were fully reserved at that date.

     Management elected early adoption of the provisions of SFAS 109 for the year ended December 31, 1992 and all 1993 and 1992 disclosures are in accordance with the new standard. Under the provisions of SFAS 109 the Company elected not to restate prior years' consolidated financial statements. The cumulative effect of the initial adoption of SFAS 109 is shown separately in the consolidated statements of operations.

7. COMMITMENTS AND CONTINGENCIES

     In the normal course of business the Bank is a party to financial instruments with off-balance sheet risk to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. Those instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the balance sheet. The contract amounts of those instruments outstanding at December 31, 1993, reflect the extent of involvement the Bank has in particular classes of financial instruments and are summarized as follows:

     Financial instruments whose contract amounts represent credit risk:

Commitments to extend credit...............................        $6,264,000
Standby letters of credit..................................        145,000


     The Bank's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit is represented by the contractual amount of those instruments. The Bank uses the same credit policies in making commitments and conditional obligations as it does for balance sheet instruments.

                   GOVERNORS BANK CORPORATION AND SUBSIDIARY
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)
                (INFORMATION AS OF AND FOR THE NINE MONTHS ENDED
                        SEPTEMBER 30, 1994 IS UNAUDITED)

7. COMMITMENTS AND CONTINGENCIES--(CONCLUDED)

     Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. The Bank evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Bank upon extension of credit, is based on management's credit evaluation of the counterparty. Collateral held varies but may include single family residences, other residential property, commercial property and land.

     Standby letters of credit are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loans to customers.

     All of the Bank's loans, commitments and standby letters of credit have been granted to customers in the Bank's market area. The concentrations of credit by type of loan are set forth in Note 2.

     The Bank has a Salary Savings Plan which provides for the Bank to make contributions pursuant to applicable salary savings elections and discretionary sponsor contributions as may be determined by the Board of Directors. The sponsor contributions for each of the years ended December 31, 1993, 1992 and 1991 were approximately $15,000, $15,000 and $12,000.

     The Company utilizes certain office facilities and equipment under operating leases expiring through 1996. Total rent expense under such operating leases, included in occupancy and equipment expense, was approximately $583,000, $556,000 and $507,000 in 1993, 1992 and 1991.

     Future minimum net operating lease payments are as follows: 1994 - $545,000; 1995 - $377,000; 1996 - $317,000; 1997 - $317,000; 1998 - $205,000.

8. PROPOSED MERGER

     (a) The Company is a party to a merger agreement with Republic Security Financial Corporation (RSFC). Under the terms of the merger agreement, RSFC would pay total consideration in cash equal to 125 percent of the book value of the Company as of December 31, 1993, adjusted for the consolidated net income or loss occurring between December 31, 1993 through the month end prior to the closing date (the 'Purchase Price').

     Under the merger agreement the amount to be paid per common share (the 'Share Purchase Price') would be calculated as the Purchase Price plus the aggregate exercise price of all options outstanding at the effective time (as defined), divided by the number of shares of the Company's common stock outstanding (including any such shares owned by RSFC), plus the number of shares of the Company's common stock which could be acquired if all such outstanding options were exercised. Any options which have an exercise price greater than the Share Purchase Price shall be excluded from the determination thereof.

     The merger agreement provides that should the Share Purchase Price be less than $8.50, then the Company has the option to abandon the merger upon payment of a $100,000 break-up fee to RSFC.

                   GOVERNORS BANK CORPORATION AND SUBSIDIARY
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)
                (INFORMATION AS OF AND FOR THE NINE MONTHS ENDED
                        SEPTEMBER 30, 1994 IS UNAUDITED)

8. PROPOSED MERGER--(CONCLUDED)

     (b) As of June 23, 1994 it is Management's opinion that the Share Purchase Price will be less than $8.50 and that the merger will not be consummated at such price.

9. LITIGATION

     (a)(i) The Company is a defendant to a class action lawsuit that seeks to enjoin the pending merger of the Company and Republic Security Financial Corporation and to recover money damages of unspecified amounts against certain members of the Board of Directors. The Company has a Director and Officer Liability Insurance Policy ('Policy') in the amount of $2,000,000. Under the terms of the Policy, the Company is required to pay the related legal costs until settlement of this matter, at which time, the Company will be reimbursed for its legal expenses. At December 31, 1993 the Company does not have sufficient cash reserves or available lines of credit to fund its necessary legal defense.

     (a)(ii) Further, on May 3, 1994 the Insurer raised questions as to whether any losses caused by the lawsuit are covered by the Policy. The Company has indemnified all of its officers and directors from any losses that they may incur as a result of their good faith actions in fulfilling their responsibilities as officers and directors.

     (a)(iii) The effect of the lack of funds to pay for the legal defense of the Company and the ultimate outcome of the litigation cannot be presently determined. Accordingly, no provision for any liability that may result upon adjudication or from any loss resulting from a shortfall in insurance coverage has been made in the accompanying consolidated financial statements.

     (b) During December, 1993 the Company was named as defendant by an individual claiming an option to purchase 362,757 shares of the Company's common stock. During January, 1994 a corporation filed a motion to intervene in this case claiming it had obtained a judgement against the plaintiff. Management and the Company's attorney believe the potential effect of this lawsuit on the future operations of the Company to be insignificant.

     (c) On June 17, 1994, the Company was advised that a former officer of the Bank had filed a suit for wrongful termination. The amount of damages that have been claimed are estimated to be in excess of $15,000. The ultimate outcome cannot be presently determined. Accordingly, no provision for any liability that may result upon adjudication has been made in the accompanying consolidated financial statements.

     (d) The Company is a party to litigation arising in the normal course of operations. Management believes that any liabilities arising from such litigation will not materially effect future operations.

     (e) Litigation update (unaudited) -- As of September 21, 1995 the lawsuits mentioned in (a)(i), (b) and (c) above had been settled for approximately $224,000, plus legal fees of approximately $110,000.

                   GOVERNORS BANK CORPORATION AND SUBSIDIARY
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)
                (INFORMATION AS OF AND FOR THE NINE MONTHS ENDED
                        SEPTEMBER 30, 1994 IS UNAUDITED)

10. STOCKHOLDERS' EQUITY

     The Company's principal asset is its investment in its wholly-owned subsidiary. Regulatory approval is required to pay dividends in excess of earnings retained in the current year plus retained net profits for the preceding two years. At December 31, 1993, none of the Bank's net assets were available for dividends without prior regulatory approval. The Bank is also required to maintain minimum amounts of capital to total 'risk weighted' assets, as defined by regulatory authorities. (See Note 11 for discussion of the Bank's capital adequacy).

     During 1991, the Bank sold 37,500 shares of common stock for $267,337 ($10.00 per share, net of offering costs).

     During 1992, the Company sold 79,614 shares of common stock for $658,360 ($8.27 per share, net of offering costs) and 100 shares of common stock for $1,000 ($10.00 per share). The Company also issued a total of 8,194 shares of stock for legal services valued at $67,764 ($8.27 per share).

     During 1993, the Company sold 10,278 shares of common stock for $84,999 ($8.27 per share).

     The Company has a non-statutory stock option plan. These options allow for the purchase of 90,000 shares of common stock at an option price of $8.33 per share. The options expire on July 1, 1997. As the option price reflected the market price at date of grant, no expense was recognized.

     The Company also has an incentive stock option plan for employees of the Company and its directors. These options allow for the purchase of 30,000 shares of common stock at a price to be determined each July 1 beginning July 1, 1989 for service during the previous year. The options expire if not exercised within five years from date of grant or upon termination of service.

     The following options have been granted under the plan:

                                                                              SHARES
DATE OF GRANT                                                                GRANTED          OPTION PRICE
-------------                                                             --------------      ------------
July 1, 1989............................................................       3,300          $    8.45
July 1, 1990............................................................       3,270          $    8.45
July 1, 1991............................................................       3,150          $   10.00
July 1, 1992............................................................       3,240          $    8.27
July 1, 1993............................................................       2,250          $    8.27

     To date, no options have been exercised. As the option prices reflect the market prices at date of grant, no expense has been recognized.

11. REGULATORY MATTERS

     On May 7, 1993, as a result of unsatisfactory conditions noted by the Federal Deposit Insurance Corporation ('FDIC'), a Memorandum of Understanding ('Memorandum') representing an agreement between the Board and both the Regional Director of the FDIC Atlanta Regional Office and the Florida

                   GOVERNORS BANK CORPORATION AND SUBSIDIARY
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)
                (INFORMATION AS OF AND FOR THE NINE MONTHS ENDED
                        SEPTEMBER 30, 1994 IS UNAUDITED)

11. REGULATORY MATTERS--(CONCLUDED)

State Comptroller ('Regulators') was issued. The Memorandum sets forth a program of corrective action which, among other things, requires the establishment of certain committees, the establishment of certain policies, programs, financial plans, and procedures for enforcement of such, and the establishment of certain management, dividend, transactional and capital restrictions. One such restriction is that the Bank maintain a minimum Tier 1 leverage ratio (as defined) of 6.5 percent. If such ratio falls below this percentage, the Board of Directors is required within sixty days from the date of that determination to increase Tier 1 capital by an amount sufficient to cover the shortfall. At December 31, 1993 the Bank's actual Tier 1 leverage ratio was 2.61 percent.

     Further, the Bank has not complied with certain other of the requirements of the Memorandum including, but not limited to, the employment of a Chief Executive Officer and a Senior Lending Officer, the maintaining of a loan review and grading system and an adequate allowance for loan losses.

     At December 31, 1993, the minimum regulatory capital requirements and the Bank's actual capital amounts and percentages were as follows:

                                                                         MINIMUM CAPITAL
REGULATORY CAPITAL REQUIREMENTS:                                             REQUIRED       ACTUAL CAPITAL
--------------------------------                                         ---------------    --------------
Total risk-based capital percentage....................................           8.0%             5.05%
Total risk-based capital...............................................  $   4,740,000      $  2,991,376
Tier 1 risk-based capital percentage...................................           4.0%             3.80%
Tier 1 risk-based capital..............................................  $   2,370,000      $  2,250,738
Tier 1 leverage (per order) percentage.................................           6.5%             2.61%
Tier 1 leverage (per order)............................................  $   5,595,590      $  2,250,738

12. GOING CONCERN

     The Bank's consolidated financial statements have been presented on the basis of a going concern, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business. The Bank sustained a net loss of $3,696,162 for the year ended December 31, 1993. Further, the Bank is not in compliance with the minimum regulatory capital requirements as well as other requirements of a Memorandum of Understanding as more fully described in
Note 11. As a result of the net loss in 1993 the Bank will require an infusion of equity capital. These conditions raise substantial doubt about the Bank's ability to continue as a going concern. Management's plans to bring the Bank into compliance with regulatory capital requirements are as follows:

     As discussed in Note 8 to the consolidated financial statements the Company is a party to a proposed merger with another financial institution. Additionally, Management is in the process of preparing a capital plan as an alternative to the merger. This plan may include, but is not limited to, a rights offering to all stockholders and the sale of additional shares to certain stockholders of common shares for total consideration of $3,000,000 to $5,000,000.

                   GOVERNORS BANK CORPORATION AND SUBSIDIARY
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONCLUDED)
                (INFORMATION AS OF AND FOR THE NINE MONTHS ENDED
                        SEPTEMBER 30, 1994 IS UNAUDITED)

12. GOING CONCERN--(CONCLUDED)

     Should the planned capital infusion be achieved, the ability of the Company and the Bank to maintain required regulatory capital levels is dependent upon, among other factors, the Bank's attaining profitable operations, the future levels of nonperforming assets and the condition of the economy in which it operates.

13. RELATED PARTY TRANSACTIONS

     Directors and executive officers of the Bank, including companies in which they are officers or have significant ownership interests, were customers of and had other transactions with the Bank in the ordinary course of business. The total amount of loans to these related parties at December 31, 1993 and 1992 was approximately $2,570,000 and $3,234,000. Of the amounts outstanding at December 31, 1993, $876,036 were criticized as 'substandard' (loans inadequately protected by the current sound worth and paying capacity of the obligor or by pledged collateral) and $165,041 as 'other loans especially mentioned' (loans that are currently protected but that exhibit potential unwarranted credit risks).

     During 1992, a total of 8,194 shares of the Company's common stock valued at $67,764 were issued for legal services to an officer and to a director, and a law firm of the director.

14. SUPPLEMENTAL CASH FLOW INFORMATION

     Cash paid for interest was approximately $2,368,000, $3,003,000 and $2,617,000 for the years ended December 31, 1993, 1992 and 1991.

     Cash paid for income taxes was approximately $468,000 and $215,000 for the years ended December 31, 1992 and 1991. No cash was paid for income taxes for the year ended December 31, 1993.

15. PRIOR PERIOD ADJUSTMENT

     The consolidated financial statements for the year ended December 31, 1991 have been restated to correct an error in the Bank's method of recognizing loan origination fees. The effect of this adjustment is to increase the net loss, as previously reported, by $55,745 (net of a $31,435 income tax benefit).

                          ------------------------------------------------------
                          ------------------------------------------------------
                          ------------------------------------------------------
                          ------------------------------------------------------

  NO DEALER, SALES REPRESENTATIVE OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION IN CONNECTION WITH THE OFFERINGS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR RYAN, BECK. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE SHARES OF COMMON STOCK AND SERIES C PREFERRED STOCK TO WHICH IT RELATES, OR AN OFFER TO, OR A SOLICITATION OF, ANY PERSON IN ANY JURISDICTION WHERE SUCH AN OFFER OR SOLICITATION WOULD BE UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY DATE SUBSEQUENT TO THE DATE HEREOF.

                            ------------------------
                               TABLE OF CONTENTS

                                                  PAGE
                                                  ----


Prospectus Summary................................    3
Risk Factors......................................   11
The Company and the Bank..........................   15
Recent Developments...............................   16
Use of Proceeds...................................   18
Market Price and Dividend Data....................   19
Capitalization....................................   20
Selected Consolidated Financial Data..............   21
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations...................................   23
Business..........................................   34
Proposed Acquisition of Banyan Bank...............   47
Pro Forma Combined Condensed
  Financial Information...........................   51
Regulation........................................   57
Management........................................   75
Principal Shareholders............................   79
Description of Securities.........................   80
Underwriting......................................   89
Legal Matters.....................................   89
Experts...........................................   90
Available Information.............................   90

Index to Financial Statements.....................  F-1


                                1,600,000 SHARES

                                OF COMMON STOCK


                                 800,000 SHARES

                              OF     % CUMULATIVE
                          CONVERTIBLE PREFERRED STOCK,
                                    SERIES C

                                [REPUBLIC LOGO]

                              -------------------
                                   PROSPECTUS
                              -------------------

                            [RYAN, BECK & CO. LOGO]

                                     , 1995

                          ------------------------------------------------------
                          ------------------------------------------------------
                          ------------------------------------------------------
                          ------------------------------------------------------

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS


ITEM 13.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

SEC Registration......................................................  $  7,406
NASDAQ National Market Filing Fee.....................................    18,500
Transfer Agent and Registrar..........................................     --
Printing and Engraving................................................    50,000
Legal Fees and Expenses...............................................   155,000
Accounting Fees and Expenses..........................................    75,000
NASD and Blue Sky Qualification Fees and Expenses.....................    22,650
Miscellaneous.........................................................    26,444
                                                                        --------
     Total............................................................  $355,000
                                                                        --------
                                                                        --------

     All expenses other than SEC registration and NASDAQ National Market filing fee are estimated.

ITEM 14.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.


     Section 607.0850 of the Florida Business Corporation Act empowers a corporation, subject to certain limitations, to indemnify any person who was or is a party to any proceeding by reason of the fact that he was or is a director, officer, employee or agent of the corporation, against liability and expenses actually and reasonably incurred by him in connection with such proceeding, including any appeal thereof, if such party acted in good faith and in a manner reasonably believed to be in, or not opposed to, the best interests of the corporation, and, with respect to a criminal action or proceeding, had no reasonable cause to believe his conduct to have been unlawful.

     The Company's Bylaws provide as follows:

                                   ARTICLE VI
                                INDEMNIFICATION

     Section 1. Indemnification. The Corporation, to the full extent not expressly prohibited by law, shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, ending or completed action, suit or proceedings, whether civil, criminal, administrative or investigative, by reason of the fact that he is or was a director, officer or employee of the Corporation or of any of its subsidiaries or is or was serving at the request of the Corporation or any of its subsidiaries as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise.

     Section 2. Without limiting the generality of the foregoing, the Corporation shall indemnify all such directors, officers or employees both as to action in their official capacities and as to action in any other capacity while holding such office (including matters as to which such person shall have been alleged or adjudged to be liable for negligence) except that such indemnification shall not extend to gross negligence or willful misconduct.

     Section 3. The Corporation shall have power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the Corporation or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against him and incurred by him in any such capacity or arising out of his status as such, whether or not the corporation would have the power to indemnify him against such liability under the provisions of this Article.

     Section 4. Amendment. This Article may not be amended or repealed in a manner which would adversely affect the indemnification rights of a director or officer or former director or officer hereunder; provided, the act or omission which is the basis for the threatened, pending or completed action, suit or proceeding occurred prior to the adoption of the amendment or repeal.

     The Bylaws are not exclusive of any other rights to which any person seeking indemnification from the registrant may be entitled.

     Pursuant to Florida law, the registrant may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the registrant, or is or was serving at the request of the registrant as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the registrant would have the power to indemnify him against such liability under the applicable provisions of the bylaws of the registrant or applicable law. The Company currently has in place an insurance contract covering the liability of directors and officers as permitted under Florida law.


ITEM 15.  RECENT SALES OF UNREGISTERED SECURITIES

     None.


ITEM 16.  EXHIBITS.

NUMBER                                           DESCRIPTION OF EXHIBIT
------                                           ----------------------
   1     Underwriting Agreement between Republic Security Financial Corporation and Ryan, Beck & Co., Inc.(1)
   3(a)  Articles of Incorporation, as amended, of Republic Security Financial Corporation(1)

    (b)  Bylaws, as amended, of Republic Security Financial Corporation(3)
   4(a)  Form of Common Stock certificate(3)

    (b)  Series C Preferred Stock Certificate and Designations, Relative Rights, Preferences and Limitations(1)

    (e)  Rights Agreement by and between Republic Security Financial Corporation and IBJ Schroder Bank and Trust
           Company(6)
   5     Opinion of Morgan, Lewis & Bockius LLP regarding legality of securities being registered(1)
  10(a)  Lease Agreement dated February 6, 1984, as amended, between the Bank and Guy W. Held, as Trustee, for the branch at 851 West Indiantown Road(3)
    (b)  Lease Agreement dated February 28, 1985 between the Registrant and First American Bank and Trust, for
           executive offices at 675 West Indiantown Road(3)
    (c)  Lease Agreement dated as of March 1, 1985, between the Bank and K&R Associates, for the branch in
           Delray Beach(3)
    (d)  Forms of Supplemental Executive Retirement Plan Agreements(3)


NUMBER                                           DESCRIPTION OF EXHIBIT
------                                           ----------------------

    (e)  Supplemental Executive Retirement Program Agreement--Richard J. Haskins(4)
    (f)  Supplemental Executive Retirement Program Agreement--R.E. Schupp(4)
    (g)  Restricted Stock Plan(4)
    (h)  Restricted Stock Plan Agreement--Richard J. Haskins(4)
    (i)  Restricted Stock Plan Agreement--R.E. Schupp(4)
    (j)  Employment Agreement between the Company and R.E. Schupp, as amended(5)
    (k)  Employment Agreement between the Company and Richard J. Haskins, as amended(5)
    (l)  Stock Purchase Agreement, dated September 7, 1995, by and among Republic Security Financial
           Corporation, Republic Security Bank, Federal Savings Bank and all of the shareholders of Banyan
           Bank(2)
    (m)  Non-Qualified Stock Option Agreement--Richard J. Haskins(2)
    (n)  Non-Qualified Stock Option Agreement--Rudy E. Schupp(2)
    (o)  Agreement for Purchase of Certain Assets and Assumption of Certain Liabilities, dated October 3, 1995, between Republic Security Bank, Federal Savings Bank, and Century Bank, a Federal Savings Bank
  11     Statement regarding Computation of Per Share Earnings(2)
  12     Statement regarding Computation of Ratios(2)
  22     Subsidiaries of the Company(7)

  23(a)  Consent of Ernst & Young LLP
    (b)  Consent of McGladrey & Pullen, LLP
    (c)  Consent of BDO Seidman, LLP

    (d)  Consent of Morgan, Lewis & Bockius LLP; included in its opinions under items 5 and 8 hereof
  25     Powers of Attorney; included on the signature page of the Registration Statement(2)


------------------------
(1) To be filed by amendment.

(2) Previously filed.

(3) Incorporated by reference to Registration Statement on Form S-1, File No. 2-99505.

(4) Incorporated by reference to Form 10-K as filed with the Securities and Exchange Commission on June 28, 1990.

(5) Incorporated by reference to Form 10-K as filed with the Securities and Exchange Commission on June 24, 1994.

(6) Incorporated by reference to Registration Statement on Form 8-A as filed with the Securities and Exchange Commission on April 27, 1995.

(7) Incorporated by reference to Form 10-K as filed with the Securities and Exchange Commission on June 29, 1995.


ITEM 17.  UNDERTAKINGS.

     (1) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to section 13(a) or section

15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan, annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (2) The undersigned registrant hereby undertakes to deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934; and, where interim financial information required to be presented by
Article 3 of Regulation S-X are not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

     (3) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

     (4) The undersigned registrant hereby undertakes that:

        (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or
     (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

        (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the Offerings of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (5) The undersigned registrant hereby undertakes:

        (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

           (i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

           (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement;

           (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

           Provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the registration statement is on Form S-3, Form S-8, and the information required to be included in a post-effective amendment by those paragraphs in contained in periodic reports filed by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

        (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the Offerings of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the Offerings.

                                   SIGNATURES


    Pursuant to the requirements of the Securities Act, the registrant has duly caused this Amendment No. 1 to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of West Palm Beach, State of Florida on the 11th day of October, 1995.


                                  REPUBLIC SECURITY FINANCIAL CORPORATION

                                  By: /s/          Rudy E. Schupp
                                      -----------------------------------------
                                         Rudy E. Schupp, Chairman of the Board,
                                         President, Chief Executive Officer


     Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 to Registration Statement has been signed below by the following persons in the capacities and on the date indicated.

            SIGNATURE                           TITLE                           DATE
            ---------                           -----                           ----
/s/       Rudy E. Schupp         Chairman of the Board, President,        October 11, 1995
     -----------------------      Chief Executive Officer and Director
          Rudy E. Schupp

/s/    Richard J. Haskins        Executive Vice President, Principal      October 11, 1995
     -----------------------      Financial and Accounting Officer
       Richard J. Haskins          and Director

/s/       H. Gearl Gore          Director                                 October 11, 1995
     -----------------------
          H. Gearl Gore

/s/  Lennart E. Lindahl, Jr.     Director                                 October 11, 1995
     -----------------------
     Lennart E. Lindahl, Jr.

/s/     Richard C. Rathke        Director                                 October 11, 1995
     -----------------------
        Richard C. Rathke

/s/     Victor H. Siegel         Director                                 October 11, 1995
     -----------------------
        Victor H. Siegel

/s/   William F. Spitznagel      Director                                 October 11, 1995
     -----------------------
      William F. Spitznagel

/s/      Bruce E. Wiita          Director                                 October 11, 1995
     -----------------------
         Bruce E. Wiita

/s/      William Wolfson         Director                                 October 11, 1995
     -----------------------
         William Wolfson

---------------------

*By: /s/    Rudy E. Schupp
     --------------------------
            Rudy E. Schupp
           Attorney-in-Fact